As filed with the Securities and Exchange Commission on February 13, 2013

Registration No. 333-185269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taylor Morrison Home Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	90-0907433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darrell C. Sherman, Esq.

Vice President and General Counsel

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Julie H. Jones, Esq. Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	William J. Whelan III, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)(3)
Class A common stock, par value $0.00001 per share(4)	$500,000,000	$68,200

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933.
(3)	$34,100 of this amount was previously paid.
(4)	Includes shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated                      , 2013

             Shares

Taylor Morrison Home Corporation

CLASS A COMMON STOCK

Taylor Morrison Home Corporation, which we refer to in this prospectus as “TMHC,” is offering              shares of its Class A common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list the Class A common stock on the New York Stock Exchange under the symbol “TMHC.”

After the completion of this offering, our Principal Equityholders (as defined in this prospectus) will own a majority of the combined voting power of our common stock, will have the ability to elect a majority of our board of directors and will have substantial influence over our governance.

Investing in the Class A common stock involves risks. See “Risk Factors” beginning on page 24.

PRICE $         PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per Share	$	$	$
Total	$	$	$

(1)	We intend to use approximately $ million of the proceeds to purchase a portion of the Principal Equityholders’ existing investments in our company.

TMHC has granted the underwriters the right to purchase an additional              shares of Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2013.

Credit Suisse	Citigroup

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan	Zelman Partners LLC

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus prepared by us or on our behalf. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

STATEMENT REGARDING INDUSTRY AND MARKET DATA

Any market or industry data contained in this prospectus is based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources generally state that the information they contain has been obtained from third-party sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions, and such information has not been verified by any independent sources. Accordingly, investors should not place significant reliance on such data and information.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements included in this prospectus, before making an investment decision.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer (1) subsequent to the reorganization transactions described under “Organizational Structure” (referred to in this prospectus as the “Reorganization Transactions”), to TMHC and its consolidated subsidiaries, (2) prior to the consummation of this offering and the Reorganization Transactions and following the date of our acquisition by our principal equityholders (referred to in this prospectus as the “Acquisition”) in July 2011, to TMM Holdings Limited Partnership (“TMM” or the “Successor”) and its consolidated subsidiaries, and (3) prior to the Acquisition, to the North American business of Taylor Wimpey plc (the “Predecessor”). References to “Taylor Morrison Holdings” are to Taylor Morrison Holdings, Inc., the indirect parent company of our U.S. business. References to “Monarch Communities” are to Monarch Communities Inc., the indirect parent company of our Canadian business. See “—The Reorganization Transactions” and “Organizational Structure.” References to “TPG Global” are to TPG Global, LLC, and references to “TPG” are to TPG Global and its affiliates. References to “Oaktree” are to investment funds managed by Oaktree Capital Management, L.P. or their respective subsidiaries that are invested in TMM prior to this offering. References to “JH” are to investment funds managed by JH Investments Inc. or their respective subsidiaries that are invested in TMM prior to this offering and will be indirectly invested in New TMM (as defined elsewhere in this “Prospectus Summary”) through the TPG and Oaktree holding vehicles (as described elsewhere in this “Prospectus Summary”).

Where we present information on a “pro forma” basis, such information gives pro forma effect to this offering, the Acquisition and Financing Transactions (as defined elsewhere in this “Prospectus Summary”) and the Reorganization Transactions in the manner described in this prospectus under “Unaudited Pro Forma Consolidated Financial Information.” References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada. When we refer to average sales price of our homes the amounts referred to do not include our sales from our unconsolidated joint ventures. Amounts expressed in “$” or “dollars” refer to U.S. dollars.

Our Company

Upon completion of this offering, we will be the sixth largest public homebuilder in North America based on 2011 revenues as reported by Hanley Wood. Headquartered in Scottsdale, Arizona, we build single-family detached and attached homes and develop land, which includes lifestyle and master-planned communities. We are proud of our legacy of more than 75 years in the homebuilding industry, having originally commenced homebuilding operations in 1936. We operate under our Taylor Morrison and Darling Homes brands in the United States and under our Monarch brand in Canada.

Our business is organized into three geographic regions: East, West and Canada, which regions accounted for 46%, 36% and 18%, respectively, of our net sales orders (excluding unconsolidated joint ventures) for the nine months ended September 30, 2012. Our East region consists of our Houston, Dallas, Austin, North Florida and West Florida divisions. Our West region consists of our Phoenix, Northern California, Southern California and Denver divisions. Our Canada region consists of our operations within the province of Ontario, primarily in the Greater Toronto Area (“GTA”) and also in Ottawa and Kitchener-Waterloo, and offers both single-family and high-rise communities.

In all of our markets, we build and sell a broad mix of homes across diverse price points ranging from $120,000 to more than $1,000,000. Our emphasis is on designing, building and selling homes to first- and second-time move-up buyers. We are well-positioned in our markets with a top-10 market share (based on 2012 home closings through September 30, 2012 as reported by Hanley Wood and 2011 home sales as reported by Real Net Canada) in 15 of our 19 total markets.

As explained in greater detail in this prospectus summary, our management believes our business is distinguished by our:

•	strong historical financial performance and industry-leading margins;

•	solid balance sheet with sufficient liquidity with which to execute our growth plan;

•	significant land inventory, representing approximately nine years of land supply based on our trailing twelve-month closings, carried at a low cost basis;

•	top-10 market share in historically high-growth homebuilding markets;

•	profitable Canadian business;

•	expertise in delivering “lifestyle” communities targeted at first- and second-time move-up buyers; and

•	reputation for quality and customer service, based on customer surveys.

During the nine months ended September 30, 2012, we closed 2,586 homes, consisting of 1,880 homes in the United States and 706 homes in Canada, including 204 homes in unconsolidated joint ventures, with an average sales price across North America of $347,000. During the same period, we generated $879.0 million in revenues, $81.8 million in net income and $125.1 million in Adjusted EBITDA (for a discussion of how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see footnote 5 under the caption “—Summary Historical and Pro Forma Consolidated Financial and Other Information”). In the United States, for the nine months ended September 30, 2012, our sales orders increased approximately 47% as compared to the same period in 2011, and we averaged 3.0 sales per active selling community per month compared to an average of 1.7 sales per active selling community per month for the same period in 2011. As of September 30, 2012, we offered homes in 122 active selling communities and had a backlog of 4,205 homes sold but not closed, including 903 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.5 billion.

Our Industry

United States

The residential housing industry has historically been a significant contributor to economic activity in the United States. From 1970 to 2007, the residential housing sector represented an average of approximately 4.5% of U.S. annual gross domestic product and then declined to an average of 2.5% of U.S. annual GDP from 2008 to 2011. Similarly, total new home starts averaged 1.55 million per year from 1960 to 2007 and then declined to an average of 663,000 per year from 2008 to 2011.

Total New Home Starts

(in thousands)

We believe that a U.S. housing recovery is underway on a national basis, driven by consumers who are increasingly optimistic about their economic prospects and supported by several recent positive economic and demographic factors observed by our management including:

•	improving employment growth;

•	increasing consumer confidence, bolstered by rising home values and improving household finances;

•	improving sentiment towards residential real estate ownership;

•	accelerating household formation;

•	significant declines in new and existing for-sale home inventory; and

•	record low interest rates supporting affordability and home ownership.

We believe that the improvement in the U.S. housing market is illustrated by a number of key benchmarks and statistics. According to the U.S. Census Bureau, building permits for privately owned homes in October 2012 were estimated at a seasonally adjusted annual rate of 866,000, representing an approximate 30% increase over the October 2011 estimate of 667,000. The increase in new building permits is consistent with an average of 30% and 48% year-over-year growth in new home orders and backlog reported by the top 10 public homebuilders (ranking based on 2011 revenues reported by Hanley Wood), respectively, based on the most recently reported quarterly data as of the date of this prospectus. In addition, home prices in the United States are generally increasing. According to the National Association of Realtors, U.S. median home prices improved on a year-over-year basis in 120 out of 149 Metropolitan Statistical Areas (“MSA”) in the third quarter of 2012. Based on data from the U.S. Census Bureau in October 2012, new home prices increased approximately 12% year-over-year.

Canada

The Canadian housing market has been more stable than the U.S. housing market over the last five years. The relative consistency of the Canadian housing market, particularly in Ontario where we operate, is principally a result of demand due to growth in employment and immigration. For instance, the Canadian housing market has exhibited stable housing starts, a balanced sales-to-listings ratio and steady long-term growth in housing prices. In addition, Canadian home buying practices reflect a number of stabilizing structural, mortgage lending, legal and general market characteristics that have allowed the Canadian housing market to grow at a sustainable pace and to experience significantly lower mortgage default rates over the past decade, as compared to the United States.

Ontario represents approximately one-third of the total Canadian new home market, as measured by total housing starts, and benefits from positive demographic and economic growth trends. For example, the population and GDP of Ontario between 2008 and 2011 increased by approximately 4.4% and 9.5%, respectively. Ontario housing starts increased from 68,123 in 2007 to an estimated level of 77,600 in 2012, representing a compound annual growth rate (“CAGR”) of approximately 2.6%. Similarly, average home prices in Ontario increased from CAD$299,610 in 2007 to an estimated average price of CAD$386,000 in 2012, representing a CAGR of approximately 5.2%. With slowing job growth relative to the recent past, ongoing global economic uncertainty and increasing units under construction, it is anticipated that Ontario housing starts will moderate to approximately 65,000 and average home prices will remain flat at approximately CAD$386,400 in 2013, based on data from the Canada Mortgage and Housing Corporation (“CMHC”).

Our Competitive Strengths

Our business is characterized by the following competitive strengths:

Strong historical financial performance with industry-leading margins

We have a profitable and scalable operating platform, which we believe positions us well to take advantage of the continued recovery we expect in the U.S. housing industry. We are among a select few of our public homebuilding peers to be profitable in both 2010 and 2011. We generated net income of $90.6 million in 2010, $76.8 million in 2011 and $81.8 million for the nine months ended September 30, 2012. Our pre-tax income margin for the nine months ended September 30, 2012 was 9.3%, which was the highest among the top 10 publicly traded homebuilders for the last three completed fiscal quarters, based on data from the public filings of those homebuilders.

We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focus on maximizing efficiencies, will support our strong margins and further grow our profitability. Our operating platform is scalable, which we believe allows us to increase volume while at the same time improving profitability and driving shareholder returns.

During the recent housing downturn, we improved our margins by aligning our headcount to reflect local and national industry conditions, standardizing systems and processes across business units and reducing construction and procurement costs through standardized national, regional and local contracts.

Solid balance sheet with sufficient liquidity for growth

We are well-positioned with a solid balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the U.S. housing market continues. At September 30, 2012, on a pro forma basis, we would have had $         million in outstanding indebtedness and a net debt-to-net book capitalization of         % (or total debt-to-total book capitalization of         %). Also at September 30, 2012, on a pro forma basis, we would have had $         million of unrestricted cash and approximately $120.0 million of availability under our senior secured revolving credit facility (the “Revolving Credit Facility”). Less than 20% of our approximately $834.1 million of currently outstanding debt matures before 2020.

The balance sheet carrying value of our entire inventory base was adjusted to fair market value as of the date of the Acquisition in July 2011. The purchase accounting adjustments resulted in a comprehensive revaluation of our entire land inventory near the bottom of the recent U.S. housing downturn. Giving effect to the Acquisition-related purchase accounting adjustments, the carrying value of our U.S. land inventory at the time of the Acquisition represented 52% of its original cost. We believe this reduced cost basis positions us to generate strong margins in the future. As of September 30, 2012, we have a fully reserved deferred tax asset, a portion of which (approximately $200 million) may reduce cash taxes payable in the future, subject to various federal and state carryforward limitations.

Significant land inventory carried at a low cost basis

We continue to benefit from a sizeable and well-located existing land inventory. As of September 30, 2012, we owned or controlled 34,965 lots, including unconsolidated joint venture lots, which equated to approximately nine years of land supply based on our trailing twelve-month closings of 3,811 homes. Our land inventory reflects our balanced approach to investments, yielding a distribution of finished lots available for near-term homebuilding operations and strategic land positions to support future growth. Our significant land inventory allows us to be selective in identifying new land acquisition opportunities and positions us against potential land shortages in markets that exhibit land supply constraints. In addition, some of our holdings represent multi-phase, master planned communities, which provide us with the opportunity to utilize our development expertise to add value through re-entitlements, repositioning and/or opportunistic land sales to third parties.

Since January 1, 2009, we have spent approximately $915 million on new land purchases, acquiring 17,295 lots, of which 12,534 currently remain in our lot supply. We believe a substantial portion of our current land holdings was purchased at attractive prices at or near the low point of the market. We believe our local, well-established relationships with land sellers, brokers and investors and our knowledge of the local markets position us to be quick to market both to identify land and to gain access to such sellers, brokers and investors. We also believe that our long-held reputation as a leading homebuilder and developer of land, combined with our balance sheet strength and our active opportunistic purchasing of land through the downturn, gives land brokers and sellers confidence that they can close transactions with us on a timely basis and with minimal execution risk.

Strong market position and local presence in high-growth homebuilding markets

Our focused geographic footprint positions us to participate in the expected recovery in the U.S. housing market. The U.S. housing market experienced a significant downturn from 2006 to 2011 but has recently shown signs of recovery. We currently operate exclusively in states benefiting from positive momentum in housing demand drivers, including nationally leading population and employment growth trends, migration patterns, housing affordability and desirable lifestyle and weather characteristics. The five states in which we operate accounted for 30% of the total 2010 U.S. population of 309 million and 34% of the 483,500 building permits issued for privately owned homes in the twelve months ended September 30, 2012.

Our land inventory is concentrated in markets that have experienced significant improvement in home prices. We believe that our geographic footprint enables us to capture the benefits of expected increasing home volumes and home prices as the U.S. housing recovery continues and demand for new homes increases. The following table sets forth, for each of our U.S. markets, information relating to growth in median existing home price, projected growth in employment, projected growth in single-family permits, home affordability and our market ranking.

U.S. Market	Median existing home price 1-yr growth rate as of Sept. 30, 2012	Employment growth 2012-2014 estimated CAGR	Single-Family permit growth 2012-2014 estimated CAGR	Affordability ratio (1) as of Sept. 30, 2012	2012 YTD Taylor Morrison market share ranking (2)
Austin	8.1%	3.9%	32.3%	69.6%	9
Dallas (3)	7.1	3.2	39.3	79.7	17
Denver	6.6	2.8	65.5	67.0	9
Fort Myers	4.4	3.7	87.3	86.2	6
Houston (3)	7.1	3.0	22.0	75.2	8
Jacksonville	(2.5)	2.2	59.5	84.2	8
Naples	2.2	3.5	62.4	52.3	9
Orange County	1.5	2.4	56.8	47.2	5
Orlando	5.2	2.8	68.5	81.7	9
Phoenix	25.4	2.9	93.2	80.0	4
Sacramento	3.6	2.5	82.3	72.5	5
San Diego	1.0	2.5	79.9	48.4	16
San Francisco	4.8	2.6	57.6	33.6	12
San Jose	9.9	2.5	45.8	39.0	8
Sarasota	11.3	2.9	58.1	73.0	7
Tampa	8.8	2.2	48.2	76.4	5

TM market average	6.5%	2.9%	59.9%	66.6%	9
US average	3.4	2.3	56.8	68.6	N/A

Source: Hanley Wood.

(1)	The affordability ratio is the percentage of households that can afford the median-priced existing home. The calculation assumes a 20% down payment and a 30-year fixed rate mortgage at the Freddie Mac mortgage rate published just prior to period end and assumes that total monthly payments (including mortgage, property taxes and insurance) cannot exceed 30% of gross household income.
(2)	Market rankings based on number of home closings between January 1, 2012 and September 30, 2012.
(3)	Includes the historical business of Darling Homes for periods prior to its acquisition by us on December 31, 2012. See “—Recent Developments.”

We are well-positioned within our markets. As set forth in the table above, we have a top-ten market share in 13 of our 16 U.S. markets. We believe that maintaining significant market share within our markets enables us to achieve economies of scale, differentiates us from most of our competitors and increases our access to land acquisition opportunities.

Profitable Monarch business in Ontario

We benefit from increased diversification through our presence in the Canadian housing market because of our Monarch business in Ontario. Monarch Corporation delivered its first home in 1936 and since that time has become a recognized brand in Canada. Monarch Corporation has generated stable income and cash flow and has been profitable every year since 1941. Since 2008, the first full year after our U.S. and Canadian operations were combined, our Canada region has generated between 27% and 46% of our annual revenues and has played an important role in delivering growth, profitability and cash flow, which helped us withstand the recent downturn in the U.S. housing industry. As of September 30, 2012, Monarch Corporation had $845.9 million in backlog of homes sold and to be delivered in 2012 through 2016, including $317.9 million of unconsolidated joint venture backlog.

Monarch Corporation has six wholly owned and joint venture high-rise developments in the GTA which are expected to close and recognize revenue in 2013 and 2014 and which have sold in excess of 95% of the aggregate number of the homes offered in those developments. These high-rise developments are expected to recognize in excess of $350 million in total revenues, a portion of which we will recognize as joint venture income on an equity method basis.

Expertise in delivering lifestyle communities targeted at first- and second-time move-up buyers

We focus on developing lifestyle communities, which have many distinguishing attributes, including proximity to job centers, strong school systems and a variety of amenities. Within our communities, we offer award-winning home designs through our single-family detached, single-family attached and high-rise condominium products. During the economic downturn, we maintained our core business strategy of focusing on first- and second-time move-up buyers, whereas we observed many homebuilders refocus their businesses on lower-priced homes. We believe our experience in the move-up market allows us to significantly expand our new home offerings at higher price points. We believe homebuyers at these higher price points are more likely to value and pay for the quality of lifestyle, construction and amenities for which we are known. While we primarily target move-up buyers, our portfolio also includes homes for entry-level, luxury and active adult buyers (55 years of age and over). We have the expertise and track record in designing and delivering lifestyle products and amenities that we believe appeal to active adult buyers.

Our captive mortgage company allows us to offer financing to our homebuyers and to more effectively convert backlog into closings

We directly originate, underwrite and fund mortgages for our homebuyers through our wholly owned mortgage lending company, Taylor Morrison Home Funding, LLC (“TMHF”). TMHF maintains relationships with several correspondent lenders through which it utilizes its Principal Authorized Agent designation to mitigate the underwriting risk associated with its funding of mortgage loans. We believe TMHF provides a distinct competitive advantage relative to homebuilders without captive mortgage units, since many of our buyers seek an integrated home buying experience. While we believe many other homebuilders with a captive mortgage company use a single lender, our multi-lender platform provides us with the ability to leverage a broad range of products and underwriting and pricing options for the benefit of our home buyers. Therefore, TMHF allows us to use mortgage finance as an additional sales tool, helps ensure and enhance the customer experience, prequalifies buyers earlier in the home buying process, provides us better visibility in converting our sales backlog into closings and is a source of incremental revenues and profitability. TMHF outperforms a number of builder-affiliated mortgage companies, as evidenced by our industry-leading capture rate of 84% in 2012 (compared to an average of 73% among the top 13 public U.S. homebuilders, based on the most recent fiscal year data). TMHF also had one of the lowest sales cancellation rates among our publicly traded peers with mortgage units, which was 15% in 2012, compared to an average of 19% among the top 13 public U.S. homebuilders, based on the most recent fiscal year data.

Highly experienced management team

We benefit from an experienced management team that has demonstrated the ability to generate positive financial results and adapt to constantly changing market conditions. In addition to our corporate management team, our division presidents bring substantial industry knowledge and local market expertise, with an average of approximately 18 years of experience in the homebuilding industry. Our success in land acquisition and development is due in large part to the caliber of our local management teams, which are responsible for the planning, design, entitlements and eventual execution of the entire community. Unlike some of our homebuilding peers, our management team chose to retain a core competency in land acquisition and development during the recent downturn, which positions us to more effectively identify and capitalize on land opportunities in the current market.

Our Growth Strategy

We have performed well through the unprecedented challenges of the recent economic downturn. We believe we are well-positioned for growth and increased profitability in an improving housing market through disciplined execution of the following elements of our growth strategy:

Drive revenue by opening new communities from existing land supply

Over the last few years we have strategically invested in new land in our core markets. Our land supply provides us with the opportunity to increase our community count on a net basis by approximately 20% in each of 2013 and 2014. A significant portion of our land supply was purchased at low price points during the recent downturn in the housing cycle. Although future downturns may occur, these land purchases, coupled with the adjustment of our land cost basis to fair market value at the time of our Acquisition, are expected to result in continued revenue growth and strong gross margin performance from our U.S. communities.

Combine land acquisition and development expertise with homebuilding operations to maximize profitability

Our ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to our success. We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. We continue to use our local relationships with land sellers, brokers and investors to seek to obtain the “first look” at quality land opportunities. We expect to continue to allocate capital to pursue creative deal structures and other opportunities with the goal of achieving superior returns by utilizing our development expertise, efficiency and opportunistic mindset.

We continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots. Unlike many of our competitors, we believe we are able to increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and optimizing our use of land, which ultimately translates into greater opportunities to generate profits.

Focus our offerings on targeted customer groups

Our goal is to identify the preferences of our target customer and demographic groups and offer them innovative, high-quality homes that are efficient and profitable to build. To achieve this goal, we conduct extensive market research to determine preferences of our customer groups. We have identified seven consumer groups by focusing on particular lifestyle preferences, tastes and other attributes of our customer base. Our group classification includes four categories of couples or singles, such as our “Fancy Nesters” customers, and three categories of families, such as our “Parks and Prestige” customers.

Our approach to consumer group segmentation guides all of our operations from our initial land acquisition through our design, building, marketing and delivery of homes and our ongoing after-sales customer service. Among our peers, we believe we are at the forefront of directed-marketing strategies, as evidenced by our highly-trafficked website which provides innovative tools that are designed to enhance our customers’ home buying experience.

Build aspirational homes for our customers and deliver superior customer service

We develop communities and build homes in which our target customers aspire to live. In order to deliver aspirational homes, we purchase well-located land and focus on developing attractive neighborhoods and communities with desirable lifestyle amenities. Our efforts culminate in the design and construction of thoughtfully detailed finished homes utilizing the highest construction standards.

We are committed to after-sales service that we believe can improve our brand recognition and encourage our customers to make referrals resulting in lower customer acquisition costs and increased home sales rates. Both the Taylor Morrison and Monarch brands have received numerous accolades and awards for quality, service and design by homebuilding industry trade groups and publications, such as the 2009 award for “Best Customer Experience” by a large homebuilder in the United States by AVID Awards and Builder magazine’s “Builder’s Choice” Hall of Fame award in 2009.

Selectively pursue acquisitions

Our company was formed through the combination of Taylor Woodrow and Morrison Homes in the United States, forming Taylor Morrison, and Monarch Corporation in Canada. We have successfully acquired and integrated homebuilding businesses in the past and intend to utilize our experience in integrating businesses as opportunities for acquisitions arise.

We selectively evaluate expansion opportunities in our existing markets as well as in new markets that exhibit positive long-term fundamentals. For instance, in December 2012 we acquired the assets of Darling Interests, Inc., a Texas-based home builder. Darling builds homes under the Darling Homes brand for move-up buyers in approximately 24 communities in the Dallas-Fort Worth Metroplex and 20 communities in the Greater Houston Area markets. We believe that our success in integrating operations across both a wide range of geographic markets and product types demonstrates the scalable nature of our business model and provides us with the structure to support disciplined growth in existing and new markets.

Adhere to our core operating principles to drive consistent long-term performance

We recognize that the housing market is cyclical and home price movement between the peak and trough of cycles can be significant. We seek to maximize shareholder value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market: we seek to control costs, maintain a solid balance sheet and ensure an overall strategic focus that is informed by national, regional and local market trends. This management approach also includes the following elements:

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential;

•	balancing decentralized local day-to-day decision-making responsibility with centralized corporate oversight;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	centralizing management approval of all land acquisitions and dispositions under stringent underwriting requirements; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

Risks Associated with our Business and Growth Strategy

While we have set forth our competitive strengths and our strategy above, the homebuilding industry is a competitive industry, and we face certain challenges. The homebuilding industry has historically been subject to significant volatility. We may be at a competitive disadvantage with regard to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. In addition, a number of our national competitors are larger than we are and may have greater financial and operational resources than we do. These factors may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business as we have planned.

Below is a summary of certain key risk factors and a description of certain challenges we face in our business that you should consider in evaluating an investment in shares of our Class A common stock:

•	the U.S. housing market may not recover to the extent or on the timetable we expect;

•	downturns or cyclical economic conditions affecting the housing industry in the particular geographic markets in which we operate;

•	competition in our industry, which is significant;

•	failure to manage land acquisition strategies;

•	access to, and the cost of, qualified labor and raw materials may be affected by factors beyond our control;

•	our inability to continue to source land at attractive prices;

•	increases in homebuyers’ financing costs;

•	increases in the cancellation rates of existing agreements of sale with our homebuyers;

•	increases in home warranty and construction defect claims made in the ordinary course of our business;

•	cost overruns in the land acquisition, development and construction processes;

•	increases in government regulation, impact fees and development charges; and

•	our ability to continue to comply with the covenants in our debt agreements and service our indebtedness.

The above list is not exhaustive, and the additional risks and challenges we face are described under the caption “Risk Factors” beginning on page 24 of this prospectus. These risks and challenges or other unforeseen events could impair our ability to operate our business or inhibit our strategic plans.

The Reorganization Transactions

Prior to this offering and the Reorganization Transactions, our business and operations were conducted by subsidiaries of TMM. In the Reorganization Transactions, the existing holders of limited partnership interests in TMM will, through a series of transactions, contribute their limited partnership interests in TMM to a new limited partnership formed under the laws of the Cayman Islands (“New TMM”) such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase common partnership units in New TMM (“New TMM Units”). Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC and two holding vehicles through which the existing limited partners of TMM, including our Principal Equityholders (as described below) and certain members of our management, will indirectly continue their existing equity investment. One of the holding vehicles will be controlled by Oaktree, and the other will be controlled by TPG. Each of these holding vehicles will be issued New TMM Units and a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle holds. TMHC will control the sole general partner of New TMM, which will control TMM. TMHC will directly or indirectly control the business and affairs of New TMM, TMM and its subsidiaries. TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries, and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the entitlement of the holders of New TMM Units (other than TMHC) to a portion of New TMM’s net income (loss). See “Organizational Structure” for further details.

In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of Class A common stock and Class B common stock, which we collectively refer to as “common stock,” will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that will be provided to holders of Class A common stock. The total voting power of the outstanding Class A common stock will be proportional to the percentage of New TMM Units held by TMHC, and the total voting power of the outstanding Class B common stock will be equal to the remaining percentage of New TMM Units not held by TMHC. New TMM Units held by the TPG and Oaktree holding vehicles described above together with a corresponding number of Class B shares of common stock of TMHC may be exchanged for shares of Class A common stock of TMHC on a one-for-one basis, subject to certain adjustments and according to the terms of the Exchange Agreement to which TMHC, New TMM and the TPG and Oaktree holding vehicles will be a party upon completion of this offering.

Following the Reorganization Transactions, this offering and the application of the net proceeds therefrom, TMHC will indirectly hold     % of the New TMM Units and the TPG and Oaktree holding vehicles will hold an aggregate of     % of the New TMM Units (in each case based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Post-Reorganization Structure

The following chart summarizes our legal entity structure following the Reorganization Transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the Exchange Agreement and the rights associated with our common stock and the New TMM Units.

Our Principal Equityholders

In this prospectus, we refer to (i) the affiliates of TPG that are invested in TMM prior to this offering, (ii) Oaktree and (iii) JH, collectively, as our “Principal Equityholders.” Following the Reorganization Transactions and this offering, the Principal Equityholders, through the TPG and Oaktree holding vehicles, will own a majority of the combined voting power of our common stock and will be parties to a stockholders agreement pursuant to which they agree to vote for each other’s nominees to the TMHC board of directors. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange on which the shares of Class A common stock will be listed. See “Principal Stockholders.”

TPG

TPG is a leading global private investment firm founded in 1992 with $54.5 billion of assets under management as of September 30, 2012 and offices in San Francisco, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings.

Oaktree

Oaktree Capital Management, L.P. (“Oaktree Capital Management”) is a leading global investment management firm focused on alternative markets, with an estimated $81.0 billion in assets under management as of September 30, 2012. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Oaktree was founded in 1995 by a group of principals who have worked together since the mid-1980s. Headquartered in Los Angeles, the firm has over 700 employees and offices in 13 cities worldwide.

JH Investments

JH Investments Inc. (“JH Investments”) is a Vancouver, Canada-based private company with investments in a wide variety of businesses including real estate development in Canada and the United States, an international resort development and consulting business operated through RePlay Resorts and an alternative energy business operated through Elemental Energy.

In connection with the Reorganization Transactions, we intend to enter into a stockholders agreement with our Principal Equityholders. The stockholders agreement will contain provisions related to the composition of the Board of Directors of TMHC, the committees of the Board of Directors of TMHC and TMHC’s corporate governance (including requiring that certain actions and significant business decisions be approved by directors nominated by TPG and Oaktree). Under the stockholders agreement, the TPG or Oaktree holding vehicles will be entitled to nominate a majority of the members of the Board of Directors of TMHC. Our Principal Equityholders will agree in the stockholders agreement to vote for each other’s board nominees. The TPG and Oaktree holding vehicles and TMHC will also enter into governance agreements with each of Taylor Morrison Holdings and Monarch Communities. See “Management—Board Structure” and “Certain Relationships and Related Transactions—Stockholders Agreement” and “—Governance Agreements.”

Acquisition by the Principal Equityholders and Financing Transactions

Affiliates of the Principal Equityholders formed TMM in March 2011, and on July 13, 2011, TMM acquired Taylor Morrison Communities, Inc. (“TMC”) and Monarch Corporation (together with TMC, the “Operating Subsidiaries”) from Taylor Wimpey plc for aggregate cash consideration of approximately $1.2 billion. TMC is currently held indirectly by TMM via Taylor Morrison Holdings. We refer to this transaction as the “Acquisition.” To fund a portion of the consideration for the Acquisition, the Principal Equityholders contributed an aggregate of $620.3 million in cash to TMM in exchange for the issuance to them of limited partner interests in TMM (the “Equity Contribution”).

Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the Acquisition, the Operating Subsidiaries entered into a $625.0 million senior unsecured credit facility with affiliates of TPG and Oaktree, consisting of a $500.0 million bridge loan facility and a $125.0 million incremental bridge loan facility (collectively, the “Sponsor Loan”). In August 2011, we repaid the $125.0 million incremental bridge loan facility. Concurrently with the Acquisition, the Operating Subsidiaries also entered into the Revolving Credit Facility with a syndicate of third party banks and financial institutions, with an aggregate committed principal amount of $75.0 million. On August 15, 2012, we utilized the $50.0 million incremental facility feature under the Revolving Credit Facility to increase the revolving credit commitments from $75.0 million to $125.0 million. On December 27, 2012, we further amended the Revolving Credit Facility to provide for $225.0 million in aggregate revolving credit commitments.

On April 13, 2012, TMC and Monarch Communities completed an offering of $550.0 million aggregate principal amount of 7.750% senior notes due 2020. We used a portion of the net proceeds from the offering of the senior notes to repay $350.0 million of the then outstanding Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be acquired by a subsidiary of TMM, and affiliates of TPG and Oaktree acquired an additional $150.0 million of limited partnership interests in TMM (the “Sponsor Loan Contribution”). On August 21, 2012, we completed the offering of an additional $125.0 million aggregate principal amount of 7.750% senior notes due 2020 at an issue price of 105.5% plus accrued interest from and including April 13, 2012.

We refer to the Acquisition, the Sponsor Loan Contribution, the initial entry into the Revolving Credit Facility (and its subsequent amendment and extension), the two offerings of our senior notes and the use of proceeds from those transactions as the “Acquisition and Financing Transactions.”

Recent Developments

Acquisition of Darling Homes

On December 31, 2012, Taylor Morrison, Inc., through its subsidiary Darling Homes of Texas, LLC, acquired the assets of Darling Interests, Inc. (“Darling”), a Texas-based homebuilder. Darling builds homes under the Darling Homes brand for move-up buyers in approximately 24 communities in the Dallas-Fort Worth Metroplex and 20 communities in the Greater Houston Area markets. Darling is a well-established builder whose products complement our existing product lines in Texas. We believe the acquisition of Darling will give us a strong presence in the Dallas homebuilding market and expand our current operations in Houston.

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. Subsequent payments of up to an aggregate of $50.0 million, plus 5% of any cumulative EBIT (or earnings before interest and taxes) attributable to the acquired assets above $221.5 million over the four year period following December 31, 2012, may be made to the sellers pursuant to an earn-out arrangement. Darling generated revenues of $181.9 million and $183.7 million, and closed 409 and 425 homes, for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

Corporate and Other Information

We have been building homes since 1936. The July 2007 merger between Taylor Woodrow and George Wimpey, two UK-based, publicly listed homebuilders, resulted in the formation of Taylor Wimpey plc, our former parent, and the subsequent integration of Taylor Woodrow and Morrison Homes in the United States, forming Taylor Morrison, and Monarch Corporation in Canada. TMHC was incorporated in Delaware in November 2012. Our principal executive offices are located at 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona 85251 and the telephone number is (480) 840-8100.

We also maintain internet sites at http://www.taylormorrison.com, http://www.darlinghomes.com and http://www.monarchgroup.net. Our websites and the information contained in our websites or connected to our websites are not and will not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not consider such information part of this prospectus or rely on any such information in making your decision whether to purchase our Class A common stock.

THE OFFERING

Issuer	Taylor Morrison Home Corporation.

Class A common stock offered	shares.

Class A common stock to be outstanding after this offering	shares.

Class B common stock to be outstanding after this offering	shares. Each share of our Class B common stock will have one vote on all matters submitted to a vote of stockholders but will have no economic rights (including no rights to dividends or distributions upon liquidation). Shares of our Class B common stock will be issued to the TPG and Oaktree holding vehicles in an amount equal to the number of New TMM Units held by these holding vehicles. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units held by the TPG and Oaktree holding vehicles. See “Description of Capital Stock.”

Voting rights	One vote per share; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See “Description of Capital Stock.”

Exchange	New TMM Units (along with a corresponding number of shares of our Class B common stock) held by the TPG and Oaktree holding vehicles may be exchanged at any time for shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications. When a New TMM Unit and the corresponding share of our Class B common stock are exchanged by a limited partner of New TMM for a share of Class A common stock, the corresponding share of our Class B common stock will be canceled.

Over-allotment option	We have granted to the underwriters an option to purchase up to additional shares of Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting offering expenses and underwriting discounts and commissions, will be approximately $          million ($         million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). TMHC will use $         million of the net proceeds of this offering to acquire New TMM Units from New TMM. New TMM will contribute such net proceeds to its subsidiaries. New TMM’s

subsidiaries intend to use $         million of such proceeds to redeem a portion of our 7.750% senior notes due 2020. New TMM, TMM and its subsidiaries intend to use the remaining portion of such proceeds, if any, for working capital and general corporate purposes, which may include the repayment of indebtedness and funding future acquisitions. TMHC intends to use the remaining approximately $         million of the proceeds from this offering to purchase New TMM Units from the TPG and Oaktree holding vehicles. For additional information, see “Use of Proceeds.”

Following this offering, in accordance with our growth strategy, we intend to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions.

Dividend policy	We do not intend to pay dividends on our Class A common stock or to make distributions from New TMM to its limited partners (other than to TMHC to fund its operations). We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing	We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol “TMHC.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our Class A common stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments;

•

assumes             shares are issuable under options to purchase shares of Class A common stock or restricted stock units that may be granted in connection with this offering under the Taylor Morrison 2013 Omnibus Equity Incentive Plan (the “2013 Plan”);

•	assumes shares of Class A common stock are reserved for issuance upon the exchange of New TMM Units (along with the corresponding number of shares of our Class B common stock); and

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The summary combined financial information of TMM set forth below for each of the years in the two year period ended December 31, 2010 and the period from January 1, 2011 to July 12, 2011 has been derived from the audited combined financial statements of TMM’s predecessor, the North American business of Taylor Wimpey plc, which are included elsewhere in this prospectus. The summary consolidated financial information set forth below for the period from July 13, 2011 to December 31, 2011, and as of December 31, 2011, has been derived from the audited consolidated financial statements of TMM (the “successor”) included elsewhere in this prospectus. The predecessor period financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition in accordance with U.S. GAAP. The successor period financial statements for periods ending subsequent to July 13, 2011 (the date of the Acquisition) are also prepared in accordance with U.S. GAAP, although they reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. As a result, the financial information for periods subsequent to the date of the Acquisition is not necessarily comparable to that for the predecessor periods or to the pro forma financial information presented below. The summary consolidated financial information set forth below for the period from July 13, 2011 to September 30, 2011 and the nine months ended September 30, 2012 has been derived from the unaudited condensed consolidated financial statements of the successor, included elsewhere in this prospectus. Our results for the nine months ended September 30, 2012 are not necessarily indicative of the results that can be expected for the full year or any future period.

The summary unaudited pro forma consolidated statement of operations data of TMHC for the fiscal year ended December 31, 2011 and the nine months ended September 30, 2012 present our consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2011. The summary unaudited pro forma consolidated balance sheet data of TMHC as of September 30, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on September 30, 2012. The unaudited pro forma consolidated financial information does not give effect to the acquisition of the assets of Darling or the incurrence of $50.0 million of additional indebtedness under the Revolving Credit Facility to finance the acquisition in part (both of which occurred on December 31, 2012), because we are not required to do so under Rule 11-01 of Regulation S-X. In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions, but our unaudited pro forma consolidated financial information does not give effect to any such financings.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of TMHC, TMM and its predecessor. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the consolidated results of operations or financial position of TMM or TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The summary historical and pro forma consolidated financial information presented below does not purport to be indicative of results of future operations and should be read together with our consolidated financial statements and related notes and the information included elsewhere in this prospectus under the captions “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Capitalization.”

	TMHC		Successor			Predecessor
	Pro Forma Nine Months Ended September 30,	Pro Forma Year Ended December 31,	Nine Months Ended September 30,	July 13 to September 30,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2011	2012	2011	2011	2011	2010	2009
Statement of Operations Data:
Home closings revenue	$829,221	$1,331,285	$829,221	$299,163	$731,216	$600,069	$1,273,160	$1,224,082
Land closings revenue	36,102	24,296	36,102	6,177	10,657	13,639	12,116	24,967
Financial services revenue	13,705	14,606	13,705	3,384	8,579	6,027	12,591	13,415

Total revenues	879,028	1,370,187	879,028	308,724	750,452	619,735	1,297,867	1,262,464
Cost of home closings(1)	663,535	1,066,263	663,656	239,740	591,891	474,534	1,003,172	1,003,694
Cost of land closings	27,881	15,716	27,881	5,477	8,583	7,133	6,028	17,001
Inventory impairments	—	—	—	—	—	—	4,054	78,241
Financial services expenses	7,667	8,313	7,667	2,071	4,495	3,818	7,246	6,269

Operating gross margin	179,945	279,895	179,824	61,436	145,483	134,250	277,367	157,259
Sales, commissions, and other marketing costs	52,230	76,442	52,230	14,342	36,316	40,126	85,141	100,534
General and administrative expenses	41,091	69,026	41,091	15,251	32,883	35,743	66,232	71,300
Equity in net income of unconsolidated entities	(13,557)	(8,050)	(13,557)	(488)	(5,247)	(2,803)	(5,319)	(347)
Interest expense (income)—net	(2,412)	(2,225)	(2,412)	(1,536)	(3,867)	941	40,238	20,732
Other income	(1,459)	(13,028)	(1,459)	(149)	(1,245)	(11,783)	(10,842)	(24,465)
Other expense	3,110	4,678	3,110	1,751	3,553	1,125	13,193	25,725
Loss on extinguishment of debt	7,853	—	7,853	—	—	—	—	—
Transaction expenses	—	—	—	38,278	39,442	—	—	—
Indemnification loss (gain)	—	—	10,936	(1,104)	12,850	—	—	—

Income (loss) before income taxes	93,081	153,052	82,032	(4,909)	30,798	70,901	88,724	(36,220)
Income tax (benefit) expense			203	8,500	4,031	20,881	(1,878)	(35,396)

Net income (loss)			81,829	(13,409)	26,767	50,020	90,602	(824)
Net (income) attributable to noncontrolling interests(2)	—	—	(72)	(866)	(1,178)	(4,122)	(3,235)	(5,138)

Net income (loss) attributable to owners	$—	$—	$81,757	$(14,275)	$25,589	$45,898	$87,367	$(5,962)

Basic weighted average number of Class A common shares outstanding						—	—	—
Basic net income (loss) per share applicable to Class A common stock						—	—	—
Diluted weighted average number of Class A common shares outstanding						—	—	—
Diluted net income (loss) per share applicable to Class A common stock						—	—	—
Basic weighted average number of Class A units outstanding(3)	—	—	710,089	620,320	620,646	—	—	—
Basic net income (loss) per unit applicable to Class A units	—	—	$0.12	$(0.02)	$0.04	—	—	—
Diluted weighted average number of Class A units outstanding	—	—	710,089	620,320	620,646	—	—	—
Diluted net income (loss) per share applicable to Class A units	—	—	$0.12	$(0.02)	$0.04	—	—	—

	TMHC		Successor			Predecessor
	Pro Forma Nine Months Ended September 30,	Pro Forma Year Ended December 31,	Nine Months Ended September 30,	July 13 to September 30,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2011	2012	2011	2011	2011	2010	2009

Other Financial Data:
Interest incurred(4)	$37,164	$34,618	$46,132	$17,846	$37,546	$23,077	$85,720	$87,684
Depreciation and amortization	4,595	4,619	4,595	1,149	2,564	1,655	3,242	2,917
Adjusted home closings gross margin(5)	184,664	294,056	183,491	60,696	148,856	144,500	309,683	265,152
Adjusted home closings gross margin percentage	22.3%	22.1%	22.1%	20.3%	20.4%	24.1%	24.3%	21.7%
Adjusted EBITDA(6)	$122,675	$186,964	$122,675	$34,815	$94,223	$92,919	$179,013	$121,160
Adjusted EBITDA margin(6)	14.0%	13.6%	14.0%	11.3%	12.6%	14.3%	13.5%	9.2%

Operating Data (including unconsolidated joint ventures)(7):
Average active selling communities	122	140	122	148	140	151	149	172
Net sales orders(8)	3,615	4,035	3,615	1,056	1,941	2,094	3,690	5,215
U.S. closings (units)	1,880	2,327	1,880	483	1,282	1,045	2,570	3,347
Canada closings (units)	707	1,593	707	370	795	798	1,570	1,408
U.S. average sales price of homes delivered	$324	$306	$324	$295	$304	$308	$274	$253
Canada average sales price of homes delivered	$410	$389	$410	$424	$465	$349	$364	$311
U.S. backlog at end of period (units)	1,747	740	1,747	944	740	882	503	764
Canada backlog at end of period (units)	2,459	2,225	2,459	2,266	2,225	2,126	2,253	2,452
U.S. backlog at end of period (value)	$626,287	$259,392	$626,287	$325,855	$259,392	$311,977	$170,503	$234,600
Canada backlog at end of period (value)	$845,896	$723,133	$845,896	$803,904	$723,133	$842,704	$760,498	$739,510

Balance Sheet Data:

	TMM	TMHC
($ in thousands)	As of September 30, 2012 (Actual)	As of September 30, 2012 (Pro Forma)
	(unaudited)	(unaudited)
Cash and cash equivalents, excluding restricted cash	$412,779
Real estate inventory	1,275,763
Total assets	2,156,299
Senior notes, loans payable and other borrowings	798,161
Mortgage company debt	35,890
Total debt	834,051
Total equity (including noncontrolling interests)	869,447

(1)	Does not reflect a pro forma adjustment for the decrease in capitalized interest due to the redemption of some of our senior notes using the proceeds of this offering because the amount of such redemption is not known at this time.
(2)	Represents ownership interests in noncontrolled units owned by third parties and, on a pro forma basis only, the interests of the partners of TMM (other than TMHC) in a share of TMM’s net income (loss).
(3)	Represents Class A partnership interests in TMM.
(4)	Interest incurred is interest accrued on debt, whether or not paid and whether or not capitalized. Interest incurred includes debt issuance costs, modification fees and waiver fees. Interest incurred is generally capitalized to inventory but is expensed when assets that qualify for interest capitalization no longer exceed debt.
(5)	Adjusted home closings gross margin is a non-GAAP financial measure used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of adjusted home closings gross margin, the reasons management believes adjusted home closings gross margin is useful to investors and the limitations associated with adjusted home closings gross margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

The following table sets forth a reconciliation of adjusted home closings gross margin to home closings gross margin, which is the U.S. GAAP financial measure that management believes to be most directly comparable:

	TMHC		Successor			Predecessor
	Pro Forma Nine Months Ended September 30, 2012	Pro Forma Year Ended December 31, 2011	Nine Months Ended September 30, 2012	July 13 to September 30, 2011	July 13 to December 31, 2011	January 1 to July 12, 2011	Year Ended December 31,
($ in thousands)							2010	2009
Home closings revenue	$829,221	$1,331,285	$829,221	$299,163	$731,216	$600,069	$1,273,160	$1,224,082
Cost of home closings and impairments(a)	663,535	1,066,263	663,656	239,740	591,891	474,534	1,005,178	1,075,290

Home closings gross margin	165,686	265,022	165,565	59,423	139,325	125,535	267,982	148,792
Add:
Impairments	—	—	—	—	—	—	2,006	71,595
Capitalized interest amortization	19,099	29,196	17,926	1,273	9,531	18,965	39,695	44,765

Adjusted home closings gross margin	$184,664	$294,056	$183,491	$60,696	$148,856	$144,500	$309,683	$265,152

Home closings gross margin as a percentage of home closings revenue	20.0%	19.9%	20.0%	19.9%	19.1%	20.9%	21.0%	12.2%
Adjusted home closings gross margin as a percentage of home closings revenues	22.3%	22.1%	22.1%	20.3%	20.4%	24.1%	24.3%	21.7%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

(6)	EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of EBITDA and Adjusted EBITDA, the reasons management believes these EBITDA-based measures are useful to investors and the limitations associated with these EBITDA-based measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted EBITDA.”

The following table reconciles Adjusted EBITDA to net income (loss):

	TMHC		Successor			Predecessor
	Pro Forma Nine Months Ended September 30,	Pro Forma Year Ended December 31,	Nine Months Ended September 30,	July 13 to September 30,	July 13 to December 31,	January 1 to July 12, 2011	Year Ended December 31,
	2012	2011	2012	2011	2011		2010	2009
Net income (loss)	$	$	$81,829	(13,409)	$26,767	$50,020	$90,602	$(824)
Interest expense, net	(2,412)	(2,225)	(2,412)	(942)	(3,867)	941	40,238	20,732
Amortization of capitalized interest(a)	19,107	29,196	19,220	1,273	10,114	19,422	39,860	47,091
Income tax expense (benefit)			(3,090)	8,500	4,031	20,881	(1,878)	(35,396)
Depreciation and amortization	4,595	4,619	4,595	1,149	2,564	1,655	3,242	2,917

EBITDA	111,078	184,642	100,142	(3,429)	39,609	92,919	172,064	34,520
Management fees(b)	3,744	2,322	3,744	1,070	2,322	—	2,517	2,430
Land inventory impairments(c)	—	—	—	—	—	—	2,529	75,439
Lot option write-offs(d)	—	—	—	—	—	—	1,525	2,802
Non-cash compensation expense(e)	—	—	—	—	—	—	170	60
Severance and restructuring charges(f)	—	—	—	—	—	—	—	1,730
Royalties paid to parent(g)	—	—	—	—	—	—	208	4,179
Early extinguishment of debt	7,853	—	7,853	—	—	—	—	—
Transaction-related expenses and indemnification loss(h)	0	—	10,936	37,174	52,292	—	—	—

Adjusted EBITDA	$122,675	$186,964	$122,675	$34,815	$94,223	$92,919	$179,013	$121,160

(a)	Represents the interest amortized through cost of home and land closings.
(b)	Represents management fees for the provision of certain legal, administrative and other related back-office functions paid to Taylor Wimpey plc prior to the consummation of the Acquisition and management fees paid to our Principal Equityholders following the consummation of the Acquisition. In connection with this offering, the management services agreements will be terminated. For further information, see “Certain Relationships and Related Party Transactions—Management Services Agreement.”
(c)	Represents impairments expensed through cost of home and land closings in connection with fair market value write-downs from cost basis.
(d)	Represents amounts expensed through cost of sales in connection with unexercised land option contracts.
(e)	Represents expenses incurred in connection with employee stock options linked to the stock of Taylor Wimpey plc, in connection with compensation arrangements in place prior to the consummation of the Acquisition.
(f)	Represents amounts accrued in connection with the 2007 merger of our predecessors Taylor Woodrow and Morrison Homes.
(g)	Represents royalties paid to Taylor Wimpey plc for certain U.S. and Canadian intellectual property rights, which include trademarks, logos, and domain names which we acquired in October 2009 and September 2010, respectively.
(h)	Represents $39.4 million of fees and expenses incurred by TMM in connection with the Acquisition and the reversal of a receivable from Taylor Wimpey plc due to the resolution of an uncertain tax position of $12.8 million and $13.1 million during the period from July 13, 2011 to December 31, 2011 and the nine month period ended September 30, 2012, respectively.

(7)

The substantial majority of our unconsolidated joint ventures are in Canada, but we also have investments in unconsolidated joint ventures in the United States, although none of these joint ventures in the United States are actively involved in homebuilding. Our proportionate share of net income in such U.S. unconsolidated joint ventures was $1.4 million for the year ended December 31, 2011 and $0.9 million for the nine months ended September 30, 2012. In this prospectus, references to “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada. Management believes that home and land closings, including our proportionate share of joint venture closings and the revenue-based measures associated therewith, are appropriate metrics to measure our performance. Management and our local divisions use these measures in evaluating the operating performance of each community and in making strategic decisions regarding sales pricing, construction and development pace, product mix, and other daily operating decisions. We believe they are relevant and useful measures to investors for evaluating our performance. Although other companies in the homebuilding industry report similar information, their methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate home and land closings and associated revenues and any adjustments to such amounts, before comparing our measures to that of such other companies.
(8)	Includes unconsolidated joint ventures.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding whether to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock would likely decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our industry and our business

Our business is cyclical and is significantly affected by changes in general and local economic conditions.

Our business can be substantially affected by adverse changes in general economic or business conditions that are outside of our control, including changes in:

•	short- and long-term interest rates;

•	the availability and cost of financing for homebuyers;

•	consumer confidence generally and the confidence of potential homebuyers in particular;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	U.S., Canadian and global financial system and credit markets, including stock market and credit market volatility;

•	private and federal mortgage financing programs and federal, state and provincial regulation of lending practices;

•	federal, state and provincial income tax provisions, including provisions for the deduction of mortgage interest payments;

•	housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration);

•	demand from overseas buyers for our homes (particularly in our GTA market), which may fluctuate according to economic circumstances in overseas markets;

•	the supply of available new or existing homes and other housing alternatives, such as apartments and other residential rental property;

•	employment levels and job and personal income growth and household debt-to-income levels;

•	real estate taxes; and

•	the supply of developable land in our markets in the United States and Canada.

Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular regions or localities in which we operate. During the recent downturn, unfavorable changes in many of the above factors negatively affected all of the markets we serve, although to a more limited extent in Canada than in the United States. Economic conditions in all our markets continue to be characterized by levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions would have a material adverse effect on our business.

Adverse changes in economic conditions can cause demand and prices for our homes to diminish or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many customers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our customers’ ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

The homebuilding industry in the United States has recently undergone a significant downturn, and the likelihood of a full recovery is uncertain in the current state of the economy. A slowdown in our business in the United States or a downturn in Ontario, Canada could have additional adverse effects on our operating results and financial condition.

In connection with the recent downturn in the U.S. housing market, we incurred a substantial loss, after impairments, in our U.S. operations during 2008 and 2009. Although the U.S. housing market continues to recover, we cannot predict the extent of further recovery or its timing. In addition, while the market for single-family homes and high-rise condominiums in Canada remained relatively stable during the U.S. downturn, the housing market in parts of Canada has lately shown signs of weakening. With slowing job growth relative to the recent past, ongoing global economic uncertainty and increasing units under construction, it is anticipated that Ontario housing starts will moderate and average home prices will remain relatively flat in 2013. A significant weakening of the Ontario housing market could adversely affect our business.

Though we have taken steps to alleviate the impact of these conditions on our business, given the downturn in the homebuilding industry over the past several years and global economic uncertainty, there can be no guarantee that steps taken by us will continue to be effective, and to the extent the current economic environment does not improve or any improvement takes place over an extended period of time, our business, financial condition and results of operations may be adversely affected.

In the past we have incurred losses and may have difficulty maintaining profitability in the future.

Although we generated net income of $81.8 million in the first nine months of 2012, $76.8 million in 2011 (arithmetically combined historical results of the predecessor and successor) and $90.6 million in 2010, we had net losses attributable to owners of approximately $0.8 million and $396.5 million in 2009 and 2008, respectively. Even if we maintain profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis going forward. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. As a result, the price of our Class A common stock may decline, and you may lose a portion of your investment. See “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more complete description of our historical losses.

Changes to foreign currency exchange rates could adversely affect our earnings and net asset value.

We have businesses with exposure to foreign currency exchange risk in Canada. Changes in the $U.S.-$CAD exchange rate will affect the value of our reported earnings and the value of our assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, our functional reporting currency. Our business, financial condition and operating results may be adversely affected by such exchange rate fluctuations.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers’ requirements or policies change, if we cannot obtain the necessary consent from our lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for any unexpected growth and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could have a material adverse effect on our business, financial condition and results of operations and result in a decline in the value of our Class A common stock.

Higher cancellation rates of existing agreements of sale may have an adverse effect on our business.

Our backlog reflects sales contracts with our homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for each home reflected in our backlog, and generally we have the right, subject to certain exceptions, to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required prior to the closing date. In addition, in our Canadian markets we have the right to retain the deposits and pursue the homebuyer for damages or specific performance in the event of a homebuyer’s breach of the purchase and sale agreement. However, in the United States, if prices for new homes decline, if competitors increase their use of sales incentives, if interest rates increase, if the availability of mortgage financing diminishes or if there is a downturn in local or regional economies or in the national economy, U.S. homebuyers may terminate their existing home purchase contracts with us in order to negotiate for a lower price or because they cannot, or will not, complete the purchase.

Compared to the prevailing cancellation rates in the United States, our experience has been that cancellations in Canada are less common due to differences in the Canadian economy and the laws of Ontario, which make it more difficult for purchasers to cancel their contracts. Although our cancellation rates for our homebuyers in the United States are now closer to long-term historical averages, cancellation rates may rise in the future. If uncertain economic conditions in the United States and Canada continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their sales contracts with us. As a result, our financial condition may deteriorate and you may lose a portion of your investment.

In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. Nevertheless, the deposits may not cover the additional costs involved in remarketing the home and carrying higher inventory. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment which is characterized by competition from a number of other homebuilders in each market in which we operate. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing, raw materials and skilled management and labor resources. We also compete with the resale, or “previously owned,” home market which has increased significantly due to the large number of homes that have been foreclosed on or could be foreclosed on due to the recent economic downturn. Increased competition could cause us to increase our selling incentives and reduce our prices. An oversupply of homes available for sale and the heavy discounting of home prices by some of our competitors have adversely affected demand for our homes and the results of our operations in the past and could do so again in the future. If we are unable to compete effectively in our markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected.

If homebuyers are not able to obtain suitable financing, our results of operations may decline.

A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage credit remains constrained in the United States, due in part to lower mortgage valuations on properties, various regulatory changes and lower risk appetite by lenders, with many lenders requiring increased levels of financial qualification, lending lower multiples of income and requiring greater deposits. Investors and first-time homebuyers are generally more affected by the availability of financing than other potential homebuyers. These buyers are a key source of our demand. A limited availability of home mortgage financing may adversely affect the volume of our home sales and the sales prices we achieve in the United States.

During the last four fiscal years, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime loans and other nonconforming loans and compounded by expectations of increasing interest payments requirements and further defaults. This in turn resulted in a decline in the market value of many mortgage loans and related securities. Lenders, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality during the downturn had caused almost all lenders to stop offering subprime mortgages and most other loan products that were not eligible for sale to Fannie Mae or Freddie Mac or loans that did not meet FHA and Veterans Administration requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain buyers to finance the purchase of our homes. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to first-time and move-up buyers who have historically made up a substantial part of our customers. Reductions in demand adversely affected our business and financial results during the downturn, and the duration and severity of some of their effects remain uncertain. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry has been very important to the housing market. These entities have required substantial injections of capital from the federal government and may require additional government support in the future. Several federal government officials have proposed changing the nature of the relationship between Fannie Mae and Freddie Mac and the federal government and even nationalizing or eliminating these entities entirely. If Fannie Mae and Freddie Mac were dissolved or if the federal government determined to stop providing liquidity support to the mortgage market, there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes. The FHA insures mortgage loans that generally have lower loan payment requirements and qualification standards compared to conventional guidelines, and as a result, continue to be a particularly important source for financing the sale of our homes. In recent years, lenders have taken a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval. Availability of condominium financing and minimum credit score benchmarks has reduced opportunity for those purchasers. In the near future, further restrictions are expected on FHA-insured loans, including limitations on seller-paid closing costs and concessions. This or any other restriction may negatively affect the availability or affordability of FHA financing, which could adversely affect our ability to sell homes in the United States. In addition, changes in federal and provincial regulatory and fiscal policies aimed at aiding the homebuying market (including a repeal of the home mortgage interest tax deduction) may also negatively affect potential homebuyers’ ability to purchase homes.

In each of our markets, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Even if potential homebuyers do not themselves need mortgage financing, where potential homebuyers must sell their existing homes in order to buy a new home, increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of potential homebuyers’ existing homes from obtaining a mortgage, which would result in our potential customers’ inability to buy a new home. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. The success of homebuilders depends on the ability of potential homebuyers to obtain mortgages for the purchase of homes. If our customers (or potential buyers of our customers’ existing homes) cannot obtain suitable financing, our sales and results of operations could be adversely affected, the price of our Class A common stock may decline and you could lose a portion of your investment.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us.

In the United States, the unemployment rate was 7.9% as of January 2013, according to the U.S. Bureau of Labor Statistics. People who are not employed or are underemployed or are concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

Increases in taxes, government fees or interest rates could prevent potential customers from buying our homes and adversely affect our business or financial results.

Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual’s U.S. federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. Mortgage interest and real estate taxes are not deductible for an individual’s federal or provincial income taxes in Canada. If the U.S. federal government or a state government changes its income tax laws, as has been discussed from time to time, to eliminate, limit or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many of our potential customers. The resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements, and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in sales taxes (such as the Ontario harmonized sales tax initiative implemented in July 2010 by the Government of Ontario combining the 5% Canadian federal goods and services tax and the 8% Ontario provincial sales tax with certain abatement, rebate and transition rules for new housing) could adversely affect our potential customers who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes.

In addition, increases in interest rates as a result of changes to U.S. and Canadian monetary policies could significantly increase the costs of owning a home, which in turn would adversely impact demand for and sales prices of homes and the ability of potential customers to obtain financing and adversely affect our business, financial condition and operating results. As a result, the price of our Class A common stock and the value of your investment may decline.

Inflation could adversely affect our business and financial results, particularly in a period of oversupply of homes.

Inflation can adversely affect us by increasing costs of land, materials and labor. In the event of an increase in inflation, we may seek to increase the sales prices of homes in order to maintain satisfactory margins.

However, an oversupply of homes relative to demand and home prices being set several months before homes are delivered may make any such increase difficult or impossible. In addition, inflation is often accompanied by higher interest rates, which historically had a negative impact on housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, the cost of capital increases as a result of inflation and the purchasing power of our cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season and also because of the uneven delivery schedule of certain of our products and communities, such as high-rise condominiums in the GTA.

Historically, a larger percentage of our agreements of sale in the United States have been entered into in the winter and spring. Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce profitability. Seasonal natural disasters such as hurricanes, tornadoes, floods and fires could cause delays in the completion of, or increase the cost of, developing one or more of our communities, causing an adverse effect on our sales and revenues.

In many cases, we may not be able to recapture increased costs by raising prices because we set our prices up to 12 months in advance of delivery upon signing the home sales contract. In the case of high-rise condominium sales, purchase agreements are signed up to three years in advance of delivery. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these factors.

Negative publicity may affect our business performance and could affect our stock price.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt operating results, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may result in a decrease in operating results that could lead to a decline in the price of our Class A common stock and cause you to lose all or a portion of your investment.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. There can be no assurance that any developments we undertake will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to us may lead to significant contractual or other liabilities.

As a consequence, we maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials, and create warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. Although we actively monitor our insurance reserves and coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. In addition, contractual indemnities can be difficult to enforce. We may also be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

In 2005 and 2006, we discontinued requiring insurance policies from most of our contractors in California and instead adopted an Owner Controlled Insurance Plan (“OCIP”) for general liability exposures of most subcontractors, as a result of the inability of subcontractors to procure acceptable insurance coverage to meet our requirements. Under the OCIP, subcontractors are effectively insured by us. We have assigned risk retentions and bid deductions to our subcontractors based on their risk category. These deductions are used to fund future liabilities.

As a recent example of construction defect claims, in 2009 we confirmed the presence of defective Chinese-made drywall in several Florida communities, primarily in West Florida, which were generally delivered between May 2006 and November 2007. If we identify more homes with defective Chinese-made drywall or other defects than we currently have estimated, we may be required to increase our warranty and claims reserves in the future, which could adversely affect our business, financial condition and operating results. See “Business—Insurance and Legal Proceedings.”

Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results. In addition, severe or widespread incidents of defects giving rise to unexpected levels of expenditure, to the extent not covered by insurance or redress against sub-contractors, may adversely affect our business, financial condition and operating results.

Our reliance on contractors can expose us to various liability risks.

We rely on contractors in order to perform the construction of our homes, and in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these contractors and their respective subcontractors and suppliers, including, as described above, the possibility of defects in our homes due to improper practices or materials used by contractors, which may require us to comply with our warranty obligations and/or bring a claim under an insurance policy. Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors. In the event that a regulatory agency reclassified the employees of our contractors as our own employees, we could be responsible for wage, hour and other employment-related liabilities of our contractors.

Failure to manage land acquisitions and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and sub-contractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

If land and lots are not available at competitive prices, our sales and results of operations could be adversely affected.

Our long-term profitability depends in large part on the price at which we are able to obtain suitable land and lots for the development of our communities. Increases in the price (or decreases in the availability) of suitable land and lots could adversely affect our profitability. Moreover, changes in the general availability of desirable land, competition for available land and lots, limited availability of financing to acquire land and lots, zoning regulations that limit housing density, environmental requirements and other market conditions may hurt our ability to obtain land and lots for new communities at prices that will allow us to be profitable. If the supply of land and lots that are appropriate for development of our communities becomes more limited because of these factors, or for any other reason, the cost of land and lots could increase and the number of homes that we are able to build and sell could be reduced, which could adversely affect our results of operations and financial condition and lead to a decline in the price of our Class A common stock and the value of your investment.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we sell and build houses.

Due to economic conditions in the United States in recent years, including increased amounts of home and land inventory that entered certain U.S. markets from foreclosure sales or short sales, the market value of our land and home inventory was negatively impacted prior to the Acquisition. Write-downs and impairments have had an adverse effect (and any further write-downs may also have an adverse effect) on our business, financial condition and operating results. In 2011, and for the nine months ended September 30, 2012, we recorded no inventory impairments (compared to $4.1 million in 2010 and $78.2 million in 2009), and the carrying value of all of our land was adjusted to its fair market value as of the date of the Acquisition. We regularly review the value of our land holdings and continue to review our holdings on a periodic basis. Further material write-downs and impairments in the value of our inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Risks associated with our land inventory could adversely affect our business or financial results.

Risks inherent in controlling or purchasing, holding and developing land for new home construction are substantial. In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. In recent periods of market weakness, we have sold homes and land for lower margins or at a loss and we have recorded significant inventory impairment charges, and such conditions may recur. The recording of a significant inventory impairment could negatively affect our reported earnings per share and negatively impact the market perception of our business, leading to a decline in the price of our Class A common stock.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our operating results.

We require a qualified labor force to develop our communities. Access to qualified labor may be affected by circumstances beyond our control, including:

•	work stoppages resulting from labor disputes;

•	shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers, especially in our key markets in the southwest United States;

•	changes in laws relating to union organizing activity;

•	changes in immigration laws and trends in labor force migration; and

•	increases in sub-contractor and professional services costs.

Any of these circumstances could give rise to delays in the start or completion of, or could increase the cost of, developing one or more of our communities and building homes. We may not be able to recover these increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

Failure to recruit, retain and develop highly skilled, competent people at all levels, including finding suitable subcontractors, may have a material adverse effect on our standards of service.

Key employees, including management team members, are fundamental to our ability to obtain, generate and manage opportunities. Key employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect the standards of our service and may have an adverse impact on our business, financial conditions and operating results. In addition, we do not maintain key person insurance in respect of any member of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results. See “Management.”

The vast majority of our work carried out on site is performed by subcontractors. The difficult operating environment over the last six years in the United States has resulted in the failure of some subcontractors’ businesses and may result in further failures. In addition, reduced levels of homebuilding in the United States have led to some skilled tradesmen leaving the industry to take jobs in other sectors. If subcontractors are not able to recruit sufficient numbers of skilled employees, our development and construction activities may suffer from delays and quality issues, which would also lead to reduced levels of customer satisfaction.

During the recent downturn, we had to reduce our number of employees, which may have resulted in a loss of knowledge that could be detrimental to our business and our ability to manage future business opportunities. Our margins, and accordingly our business, financial conditions and operating results, may be adversely affected.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

The approval of numerous governmental authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities.

Certain states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. A similar initiative in Ontario, Canada known as “smart growth” could also negatively impact our Canadian operations. The Ontario smart growth initiatives were implemented in 2005 pursuant to the “Places to Grow Act” and the “Greenbelt Act”. The legislation is designed to minimize urban sprawl, promote population density increases in cities and towns and protect the agricultural land and natural systems that surround the GTA, extending from Niagara Falls to Oshawa, Ontario, bordering Lake Ontario. The effect of the legislation is to restrict development on approximately 1.8 million acres of land. These measures may reduce our ability to open new home communities and to build and sell homes in the affected markets, including with respect to land we may already own, and create additional costs and administration requirements, which in turn may harm our future sales, margins and earnings. A further expansion of these measures or the adoption of new slow-growth, no-growth, “smart-growth” or other similar programs could exacerbate such risks. The above risks could have a material, adverse effect on our business and results of operations in Canada, and as a result, the price of the Class A common stock could be negatively affected.

Governmental regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency legislation may be passed by the U.S. Congress or federal agencies and certain state and provincial legislatures, which may, despite being phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Our financial services business may be adversely affected by changes in governmental regulation and other risks associated with acting as a mortgage lender.

Prior to January 1, 2011, TMHF operated as a mortgage broker, limiting TMHF’s exposure to employee or third party fraud in the origination and processing of loan applications submitted to wholesale lending groups, and reducing repurchase risk from previously closed loans. Since January 1, 2011, in response to new legislation and in order to operate competitively in the market, TMHF transitioned to full lender status. This change results in TMHF having the ability to originate, underwrite and fund mortgage transactions through correspondent lending relationships. While we intend for the loans that we originate to typically be held for no more than 20 days before being sold on the secondary market, if we are unable to sell loans into the secondary mortgage market or directly to large secondary market loan purchasers such as Fannie Mae and Freddie Mac, TMHF would bear the risk of being a long-term investor in these originated loans. Mortgage lending is also subject to credit risks associated with the borrowers to whom the loans are extended and an increase in default rates could have a material and adverse effect on our business. Being required to hold loans on a long-term basis would also negatively affect our liquidity and could require us to use additional capital resources to finance the loans that we are extending. In addition, although mortgage lenders under the mortgage warehouse facilities we currently use to finance our lending operations normally purchase our mortgages within 20 days of origination, if there is a default under these warehouse facilities we would be required to fund the mortgages then in the pipeline. In such case, amounts available under our Revolving Credit Facility and cash from operations may not be sufficient to allow us to provide financing required by our business during these times.

An obligation to commit our own funds to long-term investments in mortgage loans could, among other things, delay the time when we recognize revenues from home sales on our statements of operations. If, due to higher costs, reduced liquidity, heightened risk retention obligations and/or new operating restrictions or regulatory reforms related to or arising from compliance with new U.S. federal laws and regulations, residential consumer loan putback demands or internal or external reviews of its residential consumer mortgage loan foreclosure processes, or other factors or business decisions, TMHF could be unable to make loan products available to our homebuyers, and home sales and mortgage services results of operations may be adversely affected.

In addition, changes in governmental regulation with respect to mortgage lenders could adversely affect the financial results of this portion of our business. Our mortgage lending operations are subject to numerous federal, state and local laws and regulations. There have been numerous proposed changes in these regulations as a result of the housing downturn. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted. Among other things, this legislation provides for a number of new requirements relating to residential mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees, retention of credit risk, prohibition of certain tying arrangements and remedies for borrowers in foreclosure proceedings. The effect of such provisions on TMHF and our mortgage lending business will depend on the rules that are ultimately enacted. In addition, we cannot predict whether similar changes to, or new enactments of, statutes and regulations pertinent to our mortgage lending business will occur in the future. Any such changes or new enactments could adversely affect our financial condition and results of operations and the market perception of our business, which could lead to a decline in the price of our common stock.

The prices of our mortgages could be adversely affected if we lose any of our important commercial relationships.

TMHF has longstanding relationships with members of the lender community from which its borrowers benefit. TMHF plans to continue with these relationships and use the correspondent lender platform as a part of its operational plan. If our relationship with any one or more of those banks deteriorates or if one or more of those banks decide to renegotiate or terminate existing agreements, we may be required to increase the price of our products, or modify the range of products we offer, which could cause us to lose customers who may choose other providers based solely on the price or fees, which could adversely affect our financial condition and results of operations.

We may not be able to use certain deferred tax assets, which may result in our having to pay substantial taxes.

We have significant deferred tax assets, including net operating losses in the United States that could be used to offset earnings and reduce the amount of taxes we are required to pay. Our ability to use net operating losses to offset earnings is dependent on a number of factors, including applicable rules relating to the permitted carry back period for offsetting certain net operating losses against prior period earnings. We are currently under examination by various taxing jurisdictions with respect to our carry back of net operating losses in our historical tax returns and have appealed Internal Revenue Service determinations that we may not carry back certain net operating losses. Income tax payable on our consolidated balance sheet at September 30, 2012 includes reserves of $8.7 million and $74.8 million related to this issue for tax years 2009 and 2008, respectively. An IRS appeal is ongoing for the 2009 and 2008 TMC and subsidiaries tax return. We are also currently under examination on our 2006 and 2007 California legacy Taylor Woodrow returns. The outcomes of the remaining examinations are not yet determinable. The statute of limitations for these examinations remains open with various expiration dates, the latest of which is December 2013. Our former parent, Taylor Wimpey plc, has agreed to indemnify TMM for amounts payable in respect of these additional taxes. However, if Taylor Wimpey plc defaults on its indemnification obligation and we are unable to collect under the posted letter of credit, if we fail to obtain a favorable determination on appeal from the IRS with respect to our ability to carry back certain net operating losses, and if the result of the IRS or California examinations is also that we are not entitled to carry back certain net operating losses, we may be required to pay additional taxes, which may adversely affect our liquidity.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has, from time to time, experienced raw material shortages and been adversely affected by volatility in global commodity prices. In particular, shortages and fluctuations in the price of concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities.

In addition, the cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events or accidents such as the Deepwater Horizon accident in the Gulf of Mexico. Changes in such costs could also result in higher prices for any product utilizing petrochemicals. These cost increases may have an adverse effect on our operating margin and results of operations and may result in a decline in the price of our Class A common stock. Furthermore, any such cost increase may adversely affect the regional economies in which we operate and reduce demand for our homes.

The geographic concentration of our operations subjects us to an increased risk of loss of revenue or decreases in the market value of our land and homes in these regions from factors which may affect any of these regions.

Our operations are concentrated in Ontario, Canada and California, Colorado, Arizona, Texas and Florida. Some or all of these regions could be affected by:

•	severe weather;

•	natural disasters;

•	shortages in the availability or increased costs in obtaining land, equipment, labor or building supplies;

•	changes to the population growth rates and therefore the demand for homes in these regions; and

•	changes in the regulatory and fiscal environment.

Due to the concentrated nature of our operations, negative factors affecting one or a number of these geographic regions at the same time could result in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of operations.

Changes to the population growth rates in certain of the markets in which we operate could affect the demand for homes in these regions.

Slower rates of population growth or population declines in our key markets, especially as compared to the high population growth rates in prior years, could affect the demand for housing, causing home prices in these markets to fall, and adversely affect our business, financial condition and operating results.

We participate in certain unconsolidated joint ventures where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.

We have investments in and commitments to certain unconsolidated joint ventures with unrelated strategic partners to acquire and develop land and, in some cases, build and deliver homes. To finance these activities, our unconsolidated joint ventures often obtain loans from third-party lenders that are secured by the unconsolidated joint venture’s assets. In certain instances, we and the other partners in an unconsolidated joint venture provide guarantees and indemnities to lenders with respect to the unconsolidated joint venture’s debt, which may be triggered under certain conditions when the unconsolidated joint venture fails to fulfill its obligations under its loan agreements.

In Canada, we have consistently used joint ventures as a means of acquiring land. Where we do not have a controlling interest in these unconsolidated joint ventures, we depend heavily on the other partners in each unconsolidated joint venture to both cooperate and make mutually acceptable decisions regarding the conduct of the business and affairs of the unconsolidated joint venture and ensure that they, and the unconsolidated joint venture, fulfill their respective obligations to us and to third parties. If the other partners in our unconsolidated joint ventures do not provide such cooperation or fulfill these obligations due to their financial condition, strategic business interests (which may be contrary to ours), or otherwise, we may be required to spend additional resources (including payments under the guarantees we have provided to the unconsolidated joint ventures’ lenders) and suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to potential legal defenses they may have, their respective financial condition and other circumstances. In addition, certain joint ventures relating to our Canadian operations have change of control consent requirements that may have the effect of delaying, deferring or preventing a change of control of such joint ventures. Furthermore, the termination of a joint venture may also give rise to lawsuits and legal costs.

In certain instances, Monarch Corporation and the other partners in a joint venture provide guarantees and indemnities to lenders with respect to the unconsolidated joint venture’s debt, which may be triggered under certain conditions when the joint venture fails to fulfill its obligations under its loan agreements. As of September 30, 2012, Monarch Corporation’s total recourse exposure under its guarantees of joint venture debt was approximately $168.9 million. To the extent any or all of our joint ventures default on obligations secured by the assets of such joint venture or guaranteed by Monarch Corporation, the assets of our joint ventures could be forfeited to our joint ventures’ third party lenders, and Monarch Corporation could be liable to such third party lenders to the full extent of its guarantees and, in the case of secured guarantees, to the extent of the assets of Monarch Corporation that secure the applicable guarantee. Any such default by our joint ventures could cause significant losses, with a resulting adverse effect on our financial condition and results of operations. Recent market conditions have required us to provide a greater number of such guarantees and we expect this trend to continue.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, and/or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

In addition, we may not realize the anticipated benefits of these transactions and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results and could lead to a decline in the price of our Class A common stock.

We have defined benefit and defined contribution pension schemes to which we may be required to increase our contributions to fund deficits.

We provide retirement benefits for former and certain of our current employees through a number of defined benefit and defined contribution pension schemes. Certain of these plans are no longer available to new employees, though in Canada we retain a defined contribution plan. As of September 30, 2012, we had recorded a deficit of $9.1 million in our defined benefit pension plans. This deficit may increase, and we may be required to increase contributions to our plans in the future, which may materially and adversely affect our liquidity and financial condition.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

Ownership, leasing or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, including asbestos, the handling of hazardous materials and the cleanup of contaminated sites. We may be liable for the costs of removal, investigation or remediation of hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. The costs of any required removal, investigation or remediation of such substances or the costs of defending against environmental claims may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use. Although we are not aware of any projects requiring material remediation activities by us as a result of historical contamination, no assurances can be given that material claims or liabilities relating to such developments will not arise in the future.

The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site’s environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements may be imposed on homebuilders in the future.

Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas, such as wetlands. We also may not identify all of these concerns during any pre-development review of project sites. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, financial condition and operating results.

We may be liable for claims for damages as a result of use of hazardous materials.

As a homebuilding business with a wide variety of historic homebuilding and construction activities, we could be liable for future claims for damages as a result of the past or present use of hazardous materials, including building materials which in the future become known or are suspected to be hazardous. Any such claims may adversely affect our business, financial condition and operating results. Insurance coverage for such claims may be limited or non-existent.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

We could suffer physical damage to property and liabilities resulting in losses that may not be fully compensated by insurance. In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, we could be liable to repair damage or meet liabilities caused by uninsured risks. We may be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future.

In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and is costly. As a result, an increasing number of our subcontractors in the United States may be unable to obtain insurance, particularly in California where we have instituted an OCIP, under which subcontractors are effectively insured by us. If we cannot effectively recover construction defect liabilities and costs of defense from our subcontractors or their insurers, or if we have self-insured, we may suffer losses. Coverage may be further restricted and become even more costly. Such circumstances could adversely affect our business, financial condition and operating results.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our homebuilding activities, we are exposed to potentially significant litigation, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects, including use of defective materials (including Chinese-made drywall).

For example, we engage subcontractors to construct of our homes, and in many cases, to obtain the necessary building materials. Between 2008 and 2011, we confirmed the presence of defective Chinese-made drywall in a number of Florida homes, primarily delivered during our 2006 and 2007 fiscal years. As of September 30, 2012, we had accrued an amount that our management believes to be a reasonable reserve for losses that may be related to this matter, including repair costs. We continue to inspect additional homes in order to determine whether they also contain the defective Chinese-made drywall. The outcome of these on-going inspections may require us to increase our warranty and claims reserves in the future, which could adversely affect our business, financial condition and operating results. Currently, the amount of additional liability, if any, is not reasonably estimable.

Although we have established warranty, claim and litigation reserves that we believe are adequate, due to the uncertainty inherent in litigation, legal proceedings may result in the award of substantial damages against us beyond our reserves. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. In addition, we are subject to potential lawsuits, arbitration proceedings and other claims in connection with our business. See “Business—Insurance and Legal Proceedings.” The filing or threat of filing of a major class action lawsuit against us could lead to a decline in the price of our Class A common stock.

With respect to certain general liability exposures, including construction defect, Chinese-made drywall and related claims and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process requires us to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors. Should such a situation arise, it may have a material adverse effect on our business, financial condition and operating results.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

Residents of communities we develop rely on us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

We are dependent on certain members of our management and key personnel.

Our business involves complex operations and therefore demands a management team and employee workforce that is knowledgeable and expert in many areas necessary for our operations. Investors in our Class A common stock must rely to a significant extent upon the ability, expertise, judgment and discretion of our management and key personnel. Our performance and success are dependent, in part, upon key members of our management and personnel, and their loss or departure could be detrimental to our future success. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. In addition, we do not maintain key person insurance in respect of any members of our senior management team. The loss of any of our management members or key personnel could adversely impact our business, financial condition and operating results. See “Management.”

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. Austin and Denver in particular have at times been affected by such shortages. Shortages of natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments. We have also experienced material fluctuations in utility and resource costs across our markets, and we may incur additional costs and may not be able to complete construction on a timely basis if such fluctuations arise. Our lumber inventory is particularly sensitive to these shortages. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes and negatively affect our business and results of operations.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenues, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.

We fund our operations from cash from operations, capital markets financings and borrowings under our Revolving Credit Facility. Volatile economic conditions and the constriction of the capital markets could reduce the sources of liquidity available to us and increase our costs of capital. Our Canadian operations rely on separate banking facilities for liquidity and to a lesser extent on our Revolving Credit Facility. If the size or availability of these banking facilities is reduced in the future, it would have an adverse effect on our liquidity and operations.

As of September 30, 2012, we had $29.9 million of debt maturing in the next 12 months. In addition, our credit facilities related to our Canadian operations (under which we had CAD $89.8 million of outstanding letters of credit as of September 30, 2012) are scheduled to expire on June 30, 2013. If we fail to renew these facilities, we will be required to obtain replacement facilities with other lenders to support our operations. We believe we can meet our other capital requirements with our existing cash resources and future cash flows and, if required, other sources of financing that we anticipate will be available to us. However, we can provide no assurance that we will continue to be able to do so, particularly if industry or economic conditions deteriorate. The future effects on our business, liquidity and financial results of these conditions could be adverse, both in the ways described above and in other ways that we do not currently foresee.

Our substantial debt could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

We have a substantial amount of debt. As of September 30, 2012, the total principal amount of our debt (including $35.9 million of indebtedness of TMHF) was $834.1 million, and on December 31, 2012, we borrowed an additional $50.0 million under the Revolving Credit Facility in connection with our acquisition of the assets of Darling. In addition, in accordance with our growth strategy, following this offering, we intend to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions, but such debt capital may not be available to us on a timely basis at reasonable rates or at all. Our substantial debt could have important consequences for the holders of our common stock, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•	increasing our vulnerability to adverse economic or industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•

requiring a substantial portion of our cash flows from operations and the proceeds of this offering for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds of this offering to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our Revolving Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Restrictive covenants in the indenture governing the senior notes and the agreements governing our Revolving Credit Facility and other indebtedness may restrict our ability to pursue our business strategies.

The indenture governing our senior notes and the agreement governing our Revolving Credit Facility limit our ability, and the terms of any future indebtedness may limit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	pay dividends or make distributions on our capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

The Revolving Credit Facility contains certain “springing” financial covenants based on (a) consolidated total debt and consolidated adjusted tangible net worth requiring TMM and its subsidiaries to maintain a certain maximum capitalization ratio and (b) consolidated EBITDA requiring TMM and its subsidiaries to maintain a certain minimum interest coverage ratio. The Revolving Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness and liens, the payment of dividends and other distributions, asset dispositions, investments, sale and leasebacks and limitations on debt payments and amendments.

The restrictions contained in the indenture governing our senior notes and the agreement governing our Revolving Credit Facility could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

Monarch Corporation is party to credit facilities with The Toronto-Dominion Bank and with HSBC Bank Canada. These facilities also contain restrictive covenants, including a maximum debt to equity ratio, minimum consolidated net equity, limitations on dividends and maintenance of a minimum interest coverage ratio. A breach of any of these restrictive covenants or our inability to comply with the applicable financial covenants could result in a default under the agreements governing our Revolving Credit Facility, the TD Facility and the HSBC Facility, which could allow for the acceleration of the debt under the agreements. If the indebtedness under our Revolving Credit Facility, the TD Facility, the HSBC Facility and the senior notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. See “Description of Certain Indebtedness.”

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. During 2011 and for the nine months ended September 30, 2012, we made capital expenditures for land, development and construction of $1.0 billion and $963.8 million, respectively.

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions, but such debt capital may not be available to us on a timely basis at reasonable rates or at all.

During the next 12 months, we otherwise expect to meet our cash requirements with existing cash and cash equivalents, cash flow from operations (including sales of our homes and land) and borrowings under our Revolving Credit Facility. We may fail to generate sufficient cash flow from the sales of our homes and land to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our debt, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks related to our structure and organization

TMHC’s only asset after the completion of this offering will be its interest in New TMM, and accordingly it will be dependent upon distributions from New TMM to pay dividends, if any, taxes and other expenses. New TMM is a holding company with no operations of its own and, in turn, relies on distributions from TMM and its operating subsidiaries.

Following the completion of the Reorganization Transactions and this offering, TMHC will be a holding company and will have no assets other than its ownership, directly or indirectly, of New TMM Units. TMHC will have no independent means of generating revenue. TMHC intends to cause New TMM to make distributions to its partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by TMHC. To the extent that TMHC needs funds, and New TMM is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially and adversely affect TMHC’s liquidity and financial condition. In addition, New TMM has no direct operations and derives all of its cash flow from TMM and its subsidiaries. Because the operations of TMHC’s business are conducted through subsidiaries of TMM, New TMM is dependent on those entities for dividends and other payments to generate the funds necessary to meet the financial obligations of New TMM. Legal and contractual restrictions in the Senior Secured Revolving Credit Facility, the senior notes and other debt agreements governing current and future indebtedness of New TMM’s subsidiaries, as well as the financial condition and operating requirements of New TMM’s subsidiaries, may limit TMHC’s ability to obtain cash from New TMM’s subsidiaries. The earnings from, or other available assets of, New TMM’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to TMHC to enable TMHC to pay any dividends on the Class A common stock, taxes and other expenses.

The Principal Equityholders have substantial influence over our business, and their interests may differ from our interests or those of our other stockholders.

Following this offering, the Principal Equityholders, via the TPG and Oaktree holding vehicles, will continue to hold a majority of the combined voting power of TMHC. Due to their ownership, our Principal Equityholders have the power to control us and our subsidiaries, including the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer a controlling stake in our company; and

•

determine the outcome of substantially all actions requiring stockholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

The interests of our Principal Equityholders may differ from our interests or those of our other stockholders and the concentration of control in our Principal Equityholders will limit other stockholders’ ability to influence corporate matters. The concentration of ownership and voting power of our Principal Equityholders may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of our Principal Equityholders, even if such events are in the best interests of our other stockholders. The concentration of voting power among our Principal Equityholders may have an adverse effect on the price of our Class A common stock. Our company may take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

Pursuant to the stockholders agreement that we expect to enter into with the Principal Equityholders, certain of our actions will require the approval of the directors nominated by the TPG and Oaktree holding vehicles. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they provide that the TPG and Oaktree holding vehicles and their respective affiliates and successors will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

In addition, because the Principal Equityholders hold their economic interest in our business through New TMM, but not through TMHC, the public company, these existing owners may have conflicting interests with holders of shares of our Class A common stock.

As a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, holders of our Class A common stock may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the corporate governance requirements of these exchanges.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange as a result of the ownership position and voting rights of our Principal Equityholders upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. More than 50% of our voting power will be held by the TPG and Oaktree holding vehicles after completion of this offering. As a controlled company, we are entitled to elect, and we intend to elect, not to comply with certain corporate governance rules of the

New York Stock Exchange that would otherwise require the Board of Directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors, have written charters addressing such committee’s purpose and responsibilities and perform an annual evaluation of such committee. Accordingly, holders of our Class A common stock will not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange and the ability of our independent directors to influence our business policies and affairs may be reduced.

TMHC’s directors who have relationships with the Principal Equityholders may have conflicts of interest with respect to matters involving our company.

Following this offering, the majority of TMHC’s directors will be affiliated with the Principal Equityholders. These persons will have fiduciary duties to TMHC and in addition will have duties to the Principal Equityholders. In addition, TMHC’s amended and restated certificate of incorporation will provide that no officer or director of TMHC who is also an officer, director, employee or other affiliate of the Principal Equityholders or an officer, director or employee of an affiliate of the Principal Equityholders will be liable to TMHC or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to the Principal Equityholders or their affiliates instead of TMHC, or does not communicate information regarding a corporate opportunity to TMHC that such person or affiliate has directed to the Principal Equityholders or their affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both TMHC and the Principal Equityholders, whose interests, in some circumstances, may be adverse to those of TMHC. In addition, as a result of the Principal Equityholders’ indirect ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between TMHC and the Principal Equityholders or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by TMHC and other matters.

Risks related to this offering

There is no existing market for our Class A common stock so the share price for our Class A common stock may fluctuate significantly.

Prior to this offering, there has been no public market for our Class A common stock. We cannot provide assurance that an active trading market will develop upon completion of this offering or, if it does develop, that it will be sustained. The initial public offering price of our Class A common stock will be determined by negotiation among us and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after this offering. See “Underwriting” for a discussion of the factors that were considered in determining the initial public offering price.

The market price of our Class A common stock after this offering may be significantly affected by factors such as quarterly variations in our results of operations, changes in government regulations, the announcement of new contracts by us or our competitors, general market conditions specific to the homebuilding industry, changes in general economic conditions, volatility in the financial markets, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections. These fluctuations may adversely affect the market price of our Class A common stock and cause you to lose all or a portion of your investment.

These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A common stock to decline.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the consummation of this offering, we will have              shares of outstanding Class A common stock on a fully diluted basis, assuming that all the New TMM Units outstanding (and the corresponding shares of Class B common stock) after giving effect to the Reorganization Transactions and this offering described under “Organizational Structure,” excluding those held by TMHC, are exchanged into shares of our Class A common stock.

In addition, upon consummation of this offering, the TPG and Oaktree holding vehicles will beneficially own an aggregate of     % of the outstanding partnership interests in New TMM and              shares of our Class B common stock (or     % of New TMM’s outstanding Units and              shares of our Class B common stock if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the Exchange Agreement, the limited partners of New TMM (other than TMHC) will be able to exchange their New TMM Units (along with the corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. Shares of our Class A common stock issuable to the limited partners of New TMM upon an exchange of New TMM Units as described above would be considered “restricted securities,” as that term is defined in Rule 144 under the Securities Act, unless the exchange is registered under the Securities Act. We and each of the existing holders of New TMM Units who is a party to the Exchange Agreement will also agree with the underwriters not to sell, otherwise dispose of or hedge any Class A common stock or securities convertible or exchangeable for shares of Class A common stock, including the New TMM Units and the Class B common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of New TMM Units will be eligible for resale from time to time, subject to certain contractual restrictions and the requirements of the Securities Act.

We intend to file a registration statement under the Securities Act registering              shares of our Class A common stock reserved for issuance under our 2013 Plan and we will enter into a new registration rights agreement with the TPG and Oaktree holding vehicles. See the information under the heading “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the shares of Class A common stock that will be available for future sale upon completion of this offering.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act and related rules implemented or to be implemented by the SEC and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and the costs we incur for such purposes may strain our resources. We expect these rules and regulations to increase our legal and financial compliance costs, divert management’s attention to ensuring compliance and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We have hired a number of people to assist with the enhanced requirements of being a public company but still need to hire more people for that purpose. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action.

Failure to establish and maintain effective internal control over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. To date, we have not identified any material deficiencies related to our internal control over financial reporting or disclosure controls and procedures, although we have not conducted an audit of our controls. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not conducted an audit of our internal control over financial reporting. Any failure to remediate material deficiencies noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities.

If you purchase shares of our Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. See “Dilution.”

If we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price, you will incur additional dilution.

If we raise additional capital through the issuance of new equity securities at a lower price than the initial public offering price, you will be subject to additional dilution which could cause you to lose all or a portion of your investment. If we are unable to access the public markets in the future, or if our performance or prospects decreases, we may need to consummate a private placement or public offering of our Class A common stock at a lower price than the initial public offering price. In addition, any new securities may have rights, preferences or privileges senior to those securities held by you.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A common stock may be your sole source of gain for the foreseeable future.

Provisions in our charter and bylaws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our Class A common stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs.

In addition to the TPG and Oaktree holding vehicles holding a majority of the voting power of TMHC following this offering, our amended and restated certificate of incorporation and our bylaws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following, some of which may only become effective when the TPG and Oaktree holding vehicles no longer beneficially own shares representing 50% or more of the combined voting power of our common stock (the “Triggering Event”):

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	after the Triggering Event, limitations on the ability of stockholders to call special meetings and to take action by written consent;

•

after the Triggering Event, in certain cases, the approval of holders of at least three-fourths of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or bylaws will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation;

•

after the Triggering Event, the required approval of holders of at least three-fourths of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.” We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they provide that the TPG and Oaktree holding vehicles and their respective affiliates and successors will not be deemed to be “interested stockholders,” and accordingly will not be subject to such restrictions.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in the acquisition. For more information, please see the section titled “Description of Capital Stock.”

Under our Revolving Credit Facility, a change of control would be an event of default, which would therefore require a third party acquirer to obtain a facility to refinance any outstanding indebtedness under the Revolving Credit Facility. Under the indenture governing our senior notes, if a change of control were to occur, we would be required to make an offer to repurchase the senior notes at a price equal to 101% of their principal amount. These change of control provisions in our existing debt agreements may also delay or diminish the value of an acquisition by a third party.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. One or more analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our Class A common stock could decline and cause you to lose all or a portion of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “projects,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential acquisitions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	cyclicality in our business and adverse changes in general economic or business conditions outside of our control;

•	a prolongation or worsening of the recent significant downturn in the U.S. or a significant decline in the market for new single-family homes or condominiums in Ontario, Canada;

•	the potential difficulty in maintaining profitability in the future;

•	fluctuations in exchange rates between the U.S. dollar and the Canadian dollar;

•	an inability on our part to obtain performance bonds or letters of credit necessary to carry on our operations;

•	higher cancellation rates of agreements of sale pertaining to our homes;

•	competition in the homebuilding industry;

•	constriction of the credit markets and the resulting inability of our customers to secure financing to purchase our homes;

•	an increase in unemployment;

•	increases in taxes or government fees;

•	increased homeownership costs due to government regulation;

•	our inability to pass along the effects of inflation or increased costs to our customers;

•	the seasonal nature of our business;

•	negative publicity;

•	an unexpected increase in home warranty or construction defect claims, including with respect to Chinese-made drywall;

•	various liability issues related to our reliance or contractors;

•	failure in our financial and commercial controls or systems;

•	changes in the availability of suitable land on which to build;

•	declines in the market value of our land and inventory;

•	risks associated with our real estate and lot inventory;

•	shortages in labor supply, increased labor costs or labor disruptions;

•	the failure to recruit, retain and develop highly skilled, competent personnel and our dependence on certain members of our management and key personnel;

•	the effects of government regulation or legal challenges on our development and other activities;

•	changes in governmental regulation and other risks associated with acting as a mortgage lender;

•	the loss of any of our important commercial relationships;

•	an inability to use certain deferred tax assets;

•	shortages in raw materials and building supply and price fluctuations;

•	the concentration of our operations in California, Colorado, Arizona, Texas, Florida and Ontario, Canada, including adverse weather conditions;

•	changes to the population growth rates in our markets;

•	risks related to conducting business through joint ventures;

•	costs associated with the future growth or expansion of our operations or acquisitions or disposals of our divisions;

•	U.S. defined benefit pension schemes, which may require increased contributions;

•	a major health and safety incident;

•	potential environmental risks and liabilities associated with the ownership, leasing or occupation of land;

•	potential claims for damages as a result of hazardous materials;

•	uninsured losses or losses in excess of insurance limits;

•	existing or future litigation, arbitration or other claims;

•	poor relations with the residents of our communities;

•	utility and resource shortages or rate fluctuations;

•	an inability to develop our communities successfully or within expected time frames;

•	any future inability on our part to secure the capital required to fund our business;

•	issues relating to our substantial debt;

•	an inability to pursue certain business strategies because of restricted covenants in the agreements governing our indebtedness; and

•	other risks and uncertainties inherent in our business.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. We urge you to read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry”

and “Business,” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

We undertake no obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

Our business is conducted by wholly owned subsidiaries of TMM. All of the issued and outstanding capital stock of the Operating Subsidiaries and their subsidiaries is directly or indirectly owned by TMM. Immediately following the Reorganization Transactions, all of the limited partnership interests in TMM will be owned by New TMM.

The Reorganization Transactions

In the Reorganization Transactions, the existing holders of limited partnership interests in TMM will, through a series of transactions, contribute their limited partnership interests in TMM to New TMM, a new limited partnership formed under the laws of the Cayman Islands, such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will , through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase New TMM Units. Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC and the TPG and Oaktree holding vehicles. Each of these holding vehicles will be issued New TMM Units and a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle holds.

Immediately after the consummation of the Reorganization Transactions and this offering, the only asset of TMHC will be its direct or indirect interest in New TMM, TMM and its subsidiaries. Each share of TMHC Class A common stock will correspond to an economic interest held by TMHC in New TMM, whereas the shares of TMHC Class B common stock will only have voting rights in TMHC and will have no economic rights of any kind. Shares of TMHC Class B common stock will be initially owned solely by the TPG and Oaktree holding vehicles and cannot be transferred except in connection with an exchange or transfer of a New TMM Unit. We do not intend to list the Class B common stock on any stock exchange.

TMHC was incorporated as a Delaware corporation in November 2012. TMHC has not engaged in any business or other activities, except for certain aspects of the Reorganization Transactions, and following the Reorganization Transactions will have no assets other than its direct or indirect interest in New TMM, TMM and its subsidiaries. Following this offering, TMM’s subsidiaries will continue to operate the historical business of our company.

TMHC is currently authorized to issue a single class of common stock. In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of common stock will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that holders of Class A common stock will have. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units not held by TMHC.

In connection with this offering, the TPG and Oaktree holding vehicles will enter into the Exchange Agreement under which, from time to time, the TPG and Oaktree holding vehicles will have the right to exchange their New TMM Units (along with a corresponding number of shares of TMHC Class B common stock) for shares of TMHC Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

In addition, as a part of the Reorganization Transactions, we will, among other things, amend and restate the limited partnership agreement governing TMM, enter into a stockholders agreement with the Principal Equityholders and the other partners of New TMM and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles. See “Certain Relationships and Related Party Transactions.”

Effect of the Reorganization Transactions and this Offering

The Reorganization Transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our company.

Upon completion of the Reorganizations Transactions described above, this offering and the application of the net proceeds from this offering:

•

TMHC will control the sole general partner of New TMM, which will control New TMM, and will hold directly or indirectly     % of the outstanding New TMM Units (    % if the underwriters exercise their over-allotment option in full). TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the portion of New TMM’s net income (loss) to which TMHC is not entitled;

•

the TPG holding vehicle will hold an aggregate of              shares of TMHC’s Class B common stock and an aggregate of              New TMM Units, or     % of the outstanding equity interests in New TMM, representing     % of the combined voting power in TMHC and economic interests in New TMM (or     % if the underwriters exercise their over-allotment option in full);

•

the Oaktree holding vehicle will hold an aggregate of              shares of TMHC’s Class B common stock and an aggregate of          New TMM Units, or     % of the outstanding equity interests in New TMM, representing     % of the combined voting power in TMHC and economic interests in New TMM (or     % if the underwriters exercise their over-allotment option in full);

•

TMHC’s public stockholders will collectively hold             shares of TMHC’s Class A common stock (or             shares if the underwriters exercise their over-allotment option in full), representing         % of the combined voting power and economic interest in TMHC (or         % if the underwriters exercise their over-allotment option in full).

•

the New TMM Units held by the TPG and Oaktree holding vehicles (together with the corresponding shares of our Class B common stock) may be exchanged for shares of TMHC’s Class A common stock on a one-for-one basis. The exchange of New TMM Units for shares of our Class A common stock will not, in and of itself, affect the TPG and Oaktree holding vehicles’ aggregate voting power since the votes represented by the exchanged shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which New TMM Units are exchanged.

Upon the consummation of this offering, TMHC intends to use the net proceeds from this offering to acquire New TMM Units from New TMM and from the TPG and Oaktree holding vehicles as further described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of          shares of Class A common stock by us in this offering will be approximately $         million after deducting estimated offering expenses payable by us of $         million and $         million of underwriting discounts and commissions and assuming an initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $         million.

TMHC will use $         million of the net proceeds of this offering to acquire New TMM Units from New TMM (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering). New TMM will contribute such net proceeds to its subsidiaries. New TMM’s subsidiaries intend to use $         million of such proceeds to redeem a portion of our 7.750% senior notes due 2020. New TMM, TMM and its subsidiaries intend to use the remaining portion of such proceeds, if any, for working capital and general corporate purposes, which may include the repayment of indebtedness and funding future acquisitions.

TMHC intends to use the remaining approximately $         million of the proceeds from this offering to purchase New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the TPG and Oaktree holding vehicles. We expect that the purchase of the New TMM Units from the TPG and Oaktree holding vehicles will be consummated on or about                     , 2013. For more information concerning the purchase of New TMM Units from the TPG and Oaktree holding vehicles, see “Certain Relationships and Related Party Transactions.”

Prior to the application of the proceeds described above, TMHC, New TMM and TMM and its subsidiaries may hold any net proceeds in cash or invest them in short-term securities or investments.

If the underwriters’ over-allotment option is exercised in full, TMHC will acquire additional New TMM Units held by the TPG and Oaktree holding vehicles (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering.)

A $1.00 increase (decrease) in the assumed public offering price of $         per share of common stock would increase (decrease) our expected net proceeds by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future or to make distributions from New TMM to its limited partners (other than to TMHC to fund its operations). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” TMHC has not previously declared or paid any cash dividends on its common stock.

Any future determination as to our dividend policy will be made at the discretion of the Board of Directors of TMHC and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including those governing the Revolving Credit Facility and the senior notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors of TMHC deems relevant. For further information, see “Description of Certain Indebtedness—Revolving Credit Facility” and “Description of Certain Indebtedness—Senior Notes.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis, for TMM; and

•	on a pro forma basis with respect to TMHC, giving effect to the Reorganization Transactions as well as this offering and the use of proceeds of this offering as described under “Use of Proceeds.”

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions. The table below does not reflect any such financings.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	September 30, 2012
(in thousands, except per share amounts)	TMM Actual	TMHC Pro Forma(1)
Cash and cash equivalents	$412,779	$

Revolving Credit Facility(2)	$—	$
Loans payable and other borrowings(3)	116,397
Senior Notes(4)	681,764
Mortgage company debt(5)	35,890

Total debt(6)	834,051

Owners’ Equity	861,754
Class A common stock, $0.00001 par value per share, shares authorized on a pro forma basis	—
Class B common stock, $0.00001 par value per share, shares authorized on a pro forma basis	—
Additional paid-in capital
Noncontrolling interest	7,693

Total stockholders’ equity	869,447

Total capitalization	$1,703,498	$

(1)	A $1.00 decrease or increase in the assumed initial public offering price would result in approximately a $ million decrease or increase in the pro forma amounts of each of (i) cash and cash equivalents, (ii) additional paid-in capital, (iii) total stockholders’ equity, and (iv) total capitalization, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	At September 30, 2012 the Revolving Credit Facility provided TMC and Monarch Corporation with revolving borrowing capacity up to $125.0 million. On December 27, 2012 we amended the Revolving Credit Facility to increase the aggregate amount of revolving credit commitments to $225.0 million and borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of the assets of Darling. The Revolving Credit Facility matures in July 2016. Drawings under this facility will be used for working capital and general corporate purposes. As of September 30, 2012, there were no outstanding borrowings under the Revolving Credit Facility, and there was $5.4 million in outstanding letters of credit. See “Description of Certain Indebtedness.”
(3)	Other long-term debt as of September 30, 2012 consists of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. As of September 30, 2012, $29.9 million of the loans were scheduled to be repaid in the next 12 months. The interest rate on $50.5 million of the loans ranged from 4.0% to 8.0% and $65.5 million of the loans were non-interest bearing.
(4)	Reflects the carrying value of $550.0 million aggregate principal amount of 7.750% senior notes due 2020 issued at par on April 13, 2012 and $125.0 million aggregate principal amount of additional senior notes issued at a price of 105.5% of their principal amount on August 21, 2011.
(5)	Reflects debt of TMHF, our wholly owned mortgage subsidiary. TMHF is separately capitalized and its obligations are non-recourse to TMHC, New TMM, TMM or any of our homebuilding entities.
(6)	Total debt does not include letters of credit issued under the Revolving Credit Facility, the TD Facility and the HSBC Facility (as defined in “Description of Certain Indebtedness”). The TD Facility provides for borrowings and letters of credit up to an aggregate amount of CAD $100.0 million, and CAD $64.2 million in letters of credit were outstanding as of September 30, 2012. Prior to its extension in November 2012, the HSBC Facility provided for letters of credit up to an aggregate amount of CAD $25.6 million, and the facility was fully drawn as of September 30, 2012. The TD Facility and the HSBC Facility are scheduled to expire on June 30, 2013. In connection with the extension of the HSBC Facility in November 2012, the availability under the facility was reduced to $24.2 million, and the facility remains fully drawn. Total indebtedness also does not include indebtedness of unconsolidated joint ventures. See “Description of Certain Indebtedness.”

DILUTION

The pro forma net tangible book value of TMHC as of September 30, 2012 would have been $         or $         per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing TMHC’s pro forma tangible net worth of             , total assets less total liabilities, by the aggregate number of shares of Class A common stock outstanding assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock, in each case, after giving effect to the Reorganization Transactions described under “Organizational Structure.” After giving effect to the sale of the              shares of Class A common stock in this offering, at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt and application of the net proceeds as described under “Use of Proceeds,” TMHC pro forma net tangible book value at September 30, 2012 would have been $         or $         per share assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of September 30, 2012	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book value after this offering by $         and the dilution per share to new investors by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table sets forth, on a pro forma basis, as of September 30, 2012, the number of shares of Class A common stock purchased from TMHC, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equityholders and by the new investors, at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of our Class A common stock:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing equityholders			%	$		%
New investors

Total		100%		$	100%

To the extent the underwriters’ over-allotment option is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $         and would increase (decrease) the average price per share paid by new investors by $        , assuming the number of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations data for the fiscal year ended December 31, 2011 and the nine months ended September 30, 2012 present TMHC’s consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2011.

The unaudited pro forma consolidated balance sheet data as of September 30, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on September 30, 2012.

The unaudited pro forma consolidated financial information does not give effect to the acquisition of the assets of Darling or the incurrence of $50.0 million of additional indebtedness under the Revolving Credit Facility to finance the acquisition in part (both of which occurred on December 31, 2012), because we are not required to do so under Rule 11-01 of Regulation S-X. In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions, but our unaudited pro forma consolidated financial information does not give effect to any such financings.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that          shares of Class A common stock will be issued by TMHC at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by New TMM Units not held by TMHC will be         %, and the net income attributable to New TMM Units not held by TMHC will accordingly represent         % of our net income. If the underwriters’ over-allotment option is exercised in full, the ownership percentage represented by New TMM Units not held by TMHC will be         %; and the net income attributable to New TMM Units not held by TMHC will accordingly represent         % of our net income. If the assumed offering price increases by $1.00 per share to $            , the ownership percentage represented by New TMM Units not held by TMHC will decrease to         % (        % if the underwriters’ over-allotment option is exercised in full). If the assumed offering price decreases by $1.00 per share to $            , the ownership percentage represented by New TMM Units not held by TMHC will increase to         % (        % if the underwriters’ over-allotment option is exercised in full).

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial information is included for information purposes only and does not purport to reflect the results of operations or financial position of TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Acquisition and Financing Transactions, the Reorganization Transaction and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations of financial position for any future period or date.

Taylor Morrison Home Corporation

Pro Forma Condensed Statement of Operations

Nine Months Ended September 30, 2012

(Unaudited)

(in thousands, except share data)

	TMM January 1, 2012 to September 30, 2012	Pro forma Adjustments for the Acquisition and Financing Transactions and the Reorganization Transactions		Pro Forma Adjustments for this Offering		TMHC Pro Forma

Home closings revenue	$829,221	$—		$			$829,221
Land closings revenue	36,102	—					36,102
Financial services revenue	13,705	—					13,705

Total revenues	879,028	—					$879,028

Cost of home closings	663,656	(113	)(b)		(e)		663,543
Cost of land closings	27,881	—					27,881
Financial services expenses	7,667	—					7,667

Total cost of revenues	699,204	(113)					699,091

Gross margin	179,824	113					179,937
Sales, commissions, and other marketing costs	52,230	—					52,230
General and administrative expenses	41,091 (a)	—					41,091
Equity in net earnings of unconsolidated entities	(13,557)	—					(13,557)
Other income	(761)	—					(761)
Loss on extinguishment of debt	7,853	—					7,853
Transaction expenses	—	—					—
Indemnification (income) expense	10,936	10,936	(c)				—

Income before income taxes	82,032	11,049					93,081
Income tax provision (benefit)	203	2,210	(d)		(f)

Net income	81,829	8,839
Less net income attributable to noncontrolling interests	(72)				(g)

Net income attributable to Taylor Morrison Home Corporation	$81,757	$8,839		$		$

Basic weighted average number of Class A common shares outstanding	—
Basic net income (loss) per share applicable to Class A common stock(g)	—
Diluted weighted average number of Class A common shares outstanding	—
Diluted net income (loss) per share applicable to Class A common stock(g)	—

Notes to Unaudited Pro Forma Consolidated Statement of Operations for Nine Months Ended September 30, 2012

(a)	General and administrative expenses include approximately $3.7 million of management fees paid to the Principal Equityholders for general corporate and administrative expenses during the period pursuant to a management services agreement. Effective as of the completion of this offering, the management services agreement will be terminated, and the fees will no longer be charged.

(b)	Represents adjustments related to the elimination of the amortization of capitalized interest (including amortization of debt discount and deferred financing fees) included in cost of home closings that was attributable to our historical debt financing arrangements in effect during the period presented. These historical debt financing arrangements included (i) $500.0 million borrowed on July 13, 2011 under the bridge loan facility under our Sponsor Loan, which bore interest at a stated rate of 13.0% per annum and was retired on April 13, 2012, (ii) $550.0 million of senior notes issued at par on April 13, 2012, which bear interest at a rate of 7.75% per annum, (iii) $125.0 million of senior notes issued on August 21, 2012 at a price equal to 105.5% of their principal amount, which also bear interest at a rate of 7.75% per annum and (iv) our Revolving Credit Facility, whose commitments were increased from $75.0 million to $125.0 million on August 21, 2012.

Also reflects adjustments to give pro forma effect to the following financing transactions (the “Nine Months New Financing Transactions”), as if such financing transactions had occurred on January 1, 2011: (i) the incurrence of $550.0 million of senior notes issued at par, bearing interest at a rate of 7.75% per annum, (ii) the incurrence of $125.0 million of senior notes issued at a price equal to 105.5% of their principal amount, also bearing interest at a rate of 7.75% per annum and (iii) the increase in our Revolving Credit Facility from $75.0 million to $125.0 million (with no amounts drawn thereunder during the period presented).

($ in thousands)

Elimination of historical capitalized interest amortization included in cost of home closings related to our historical debt financing arrangements	$(19,219)
Adjustment reflecting capitalized interest amortization included in cost of home closings related to the Nine Months New Financing Transactions as if they had occurred on January 1, 2011	17,656

Net adjustment to capitalized interest amortization included in cost of home closings	$(1,563)

(c)	Reflects the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have since been settled. The indemnity was provided as part of the Acquisition for certain tax liabilities that existed on the date of the Acquisition.

(d)	Reflects the income tax effect of the pro forma adjustments, calculated using a blended rate of 20% for the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(e)	Reflects the elimination of historical capitalized interest expense and amortization of financing fees included in cost of home closings related to $ million aggregate principal amount of senior notes to be redeemed (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of , 2013) using a portion of the proceeds from this offering, based on the redemption of % of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2011. The TMHC pro forma financial information presented does not yet reflect this adjustment because the amount of such redemption is not known at this time.

(f)	Records the amount of incremental tax expense on the 20% of New TMM profits (which are pushed-up to TMHC on a pro forma basis) that do not qualify for the dividends received deduction under the Internal Revenue Code of 1986, as amended. The amount of tax is based on the % assumed ownership percentage of TMHC in New TMM.

The amount of tax on U.S. profits is calculated as follows: (i) 35.0% statutory rate times (ii) 20% of profits not qualifying for the deduction times (iii) % TMHC pro forma ownership percentage in New TMM, yielding additional tax of $ million.

The amount of tax on Canadian profits is calculated as follows: (i) 35.0% U.S. statutory rate minus 26.0% Canadian statutory rate times (ii) % TMHC pro forma ownership percentage in New TMM, yielding additional tax of $ million.

(g)	Eliminates net income attributable to the direct or indirect holders of New TMM Units (other than TMHC), assuming such holders retain % ownership after this offering, which would be adjusted from the consolidated financials under ASC Topic 810.

Taylor Morrison Home Corporation

Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2011

(Unaudited)

(in thousands, except share data)

	Predecessor	Successor						TMHC
	North American Business of Taylor Wimpey plc Combined January 1, 2011 to July 12, 2011	TMM July 13, 2011 to December 31, 2011	Pro forma Adjustments for the Acquisition and Financing Transactions and the Reorganization Transactions		Pro forma Adjustments for this Offering			Pro forma
Home closings revenue	$600,069	$731,216	$—		$			$1,331,285
Land closings revenue	13,639	10,657	—					24,296
Financial services revenue	6,027	8,579	—					14,606

Total revenues	619,735	750,452	—					1,370,187

Cost of home closings	474,534	591,891	(162	)(b)			(h)	1,066,263
Cost of land closings	7,133	8,583	—					15,716
Financial services expenses	3,818	4,495	—					8,313

Total cost of revenues	485,485	604,969	(162)					1,090,292

Gross margin	134,250	145,483	162			—		279,895
Sales, commissions, and other marketing costs	40,126	36,316	—					76,442
General and administrative expenses	35,743	32,883 (a)	400	(c)				69,026
Equity in net earnings of unconsolidated entities	(2,803)	(5,247)	—					(8,050)
Interest expense (income)—net	941	(3,867)	701	(d)				(2,225)
Other income	(11,783)	(1,245)	—					(13,028)
Other expense	1,125	3,553	—					4,678
Transaction expenses	—	39,442	(39,442	)(e)				—
Indemnification loss	—	12,850	(12,850	)(f)				—

Income before income taxes	70,901	30,798	51,353			—		153,052
Income tax expense	20,881	4,031	10,271	(g)			(i)

Net income	50,020	26,767	41,082
Less net income attributable to noncontrolling interests	(4,122)	(1,178)					(j)

Net income attributable to Taylor Morrison Home Corporation	$45,898	$25,589	$41,082		$			$

Basic weighted average number of Class A common shares outstanding	—	—
Basic net income (loss) per share applicable to Class A common stock(g)	—	—
Diluted weighted average number of Class A common shares outstanding	—	—
Diluted net income (loss) per share applicable to Class A common stock(g)	—	—

Notes to Unaudited Pro Forma Consolidated Statement of Operations for Year Ended December 31, 2011

(a)	General and administrative expenses include approximately $2.3 million of management fees paid to the Principal Equityholders for general corporate and administrative expenses during the period pursuant to a management services agreement. Effective as of the completion of this offering, the management services agreement will be terminated, and the $5.0 million of annual management fees will no longer be charged.

(b)	Represents adjustments related to the elimination of the amortization of capitalized interest (including amortization of debt discount and deferred financing fees) included in cost of home closings that was attributable to our historical debt financing arrangements in effect during the predecessor and successor historical periods. These historical debt financing arrangements included (i) intercompany borrowings from our former parent, Taylor Wimpey plc, (ii) $125.0 million borrowed on July 13, 2011 under the incremental bridge loan facility under our Sponsor Loan, which bore interest at a rate of 13.0% per annum and was retired in August 2011, (iii) $500.0 million borrowed on July 13, 2011 under the bridge loan facility under our Sponsor Loan, which bore interest at a stated rate of 13.0% per annum and was retired on April 13, 2012 and (iv) our $75.0 million Revolving Credit Facility on July 13, 2011 (with no amounts drawn thereunder during the periods presented).

Also reflects adjustments to give pro forma effect to the following financing transactions (the “New Financings”), as if such financing transactions occurred on January 1, 2011: (i) the incurrence of $550.0 million of senior notes issued at par, bearing interest at a rate of 7.75% per annum, (ii) the incurrence of $125.0 million of senior notes issued at a price equal to 105.5% of their principal amount, also bearing interest at a rate of 7.75% per annum and (iii) entering into our $125.0 million Revolving Credit Facility (with no amounts drawn thereunder during the periods presented).

($ in thousands)

Elimination of historical capitalized interest amortization included in cost of home closings related to historical financings	$(29,358)
Adjustment for capitalized interest amortization included in cost of home closings related to the New Financings, as if they had occurred on January 1, 2011	27,804

Net adjustment to capitalized interest amortization included in cost of home closings	$(1,554)

(c)	Represents an adjustment of approximately $0.4 million related to increased amortization of identifiable intangible assets based on estimates of fair values and useful lives made as part of the purchase price allocation for the Acquisition under ASC Topic 805, “Business Combinations.”

This adjustment does not reflect approximately $2.6 million related to the annualization of management fees that would have been payable to the Principal Equityholders for general corporate and administrative expenses during the period pursuant to the management services agreement had such agreement been in effect as of January 1, 2011. Effective as of the completion of this offering, the management services agreement will be terminated, and the $5.0 million of annual management fees will no longer be charged.

(d)	Reflects the reduction in interest expense due to (i) the elimination of our historical debt financing arrangements and (ii) the incurrence of the New Financings, as if such transactions had occurred on January 1, 2011.

(e)	Reflects the elimination of $39.4 million of transaction costs, which included accounting, investment banking, legal and other costs recognized in connection with the Acquisition.

(f)	Reflects the reversal of the receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have since been settled. The indemnity was provided as part of the Acquisition for certain tax liabilities that existed on the date of the Acquisition.

(g)	Reflects the income tax effect of the pro forma adjustments, calculated using a blended rate of 20% for the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(h)	Reflects the elimination of historical capitalized interest expense and amortization of financing fees included in cost of home closings related to $ million aggregate principal amount of senior notes to be redeemed (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of , 2013) using a portion of the proceeds from this offering, based on the redemption of % of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2011. The TMHC pro forma financial information presented does not yet reflect this adjustment because the amount of such redemption is not known at this time.

(i)	Records the amount of incremental tax expense on the 20% of New TMM profits (which are pushed-up to TMHC on a pro forma basis) that do not qualify for the dividends received deduction under the Internal Revenue Code of 1986, as amended. The amount of tax is based on the % assumed ownership percentage of TMHC in New TMM.

The amount of tax on U.S. profits is calculated as follows: (i) 35.0% statutory rate times (ii) 20% of profits not qualifying for the deduction times (iii)         % TMHC pro forma ownership percentage in New TMM, yielding additional tax of $             million.

The amount of tax on Canadian profits is calculated as follows: (i) 35.0% U.S. statutory rate minus 26.0% Canadian statutory rate times (ii)         % TMHC pro forma ownership percentage in New TMM, yielding additional tax of $             million.

(j)	Eliminates net income attributable to the direct or indirect holders of New TMM Units (other than TMHC), assuming they retain % ownership after this offering, which would be adjusted under ASC Topic 810 from the consolidated financials.

Taylor Morrison Home Corporation

Pro Forma Condensed Consolidated Balance Sheet

September 30, 2012

(Unaudited)

(in thousands)

	TMHC	TMM	Pro Forma Adjustments for the Acquisition and Financing Transactions and the Reorganization Transactions			Pro Forma Adjustments for this Offering		TMHC
	Historical	Historical						Pro Forma
ASSETS
ASSETS:
Cash and cash equivalents	$1	$412,779	$				(b)	$
Restricted cash	—	2,955		—					2,955
Real estate inventory	—	1,275,763		—					1,275,763
Land deposits	—	11,927		—					11,927
Loan receivables—net	—	62,946		—					62,946
Mortgage receivables	—	38,884		—					38,884
Tax indemnification receivable	—	113,316		—					113,316
Other receivables—net	—	46,805		—					46,805
Prepaid expenses and other assets—net	—	94,967		—			(c)		94,967
Investment in unconsolidated entities	—	77,987		—					77,987
Property and equipment—net	—	5,995		—					5,995
Deferred tax assets—net	—	2,809		—					2,809
Intangible assets—net	—	9,166		—					9,166
Income taxes receivable	—	—		—					—

TOTAL	$1	$2,156,299	$			$		$

LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable	$—	$88,887		—					$88,887
Accrued expenses and other liabilities	—	167,830		—					167,830
Income taxes payable	—	111,531		—					111,531
Deferred tax liabilities—net	—	—		—					—
Customer deposits	—	84,553		—					84,553
Mortgage borrowings	—	35,890		—					35,890
Net payable to Taylor Wimpey plc	—	—		—					—
Loans payable and other borrowings	—	116,397		—					116,397
Long-term debt	—	681,764		—			(c)		681,764

Total liabilities	$—	$1,286,852		$—		$			$1,286,852

COMMITMENTS AND CONTINGENCIES EQUITY:
Net owners’ equity	$—	$881,676		$(881,676	)(a)		(d)		—
Capital stock	—	—					(e)
Additional paid-in capital	1	—					(e)
Retained earnings	—	—		—					—
Accumulated other comprehensive loss	—	(19,922)		—

Total owners’ equity	1	861,754
Noncontrolling interests	—	7,693					(d)

Total equity	—	869,447

TOTAL	$1	$2,156,299	$			$		$

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects the elimination of the Principal Equityholders’ ownership under ASC Topic 810 for consolidation in TMHC’s financial statements.
(b)	Reflects TMHC’s receipt and application of the proceeds from this offering assuming the issuance of shares of Class A common stock at a price of $ per share (the midpoint of the estimated public offering range set forth on the cover of this prospectus), with sources and uses of the proceeds as follows:

Source:

•	$ million gross cash proceeds to TMHC from the offering of Class A common stock.

Uses:

•	TMHC will use $ million of such proceeds to pay fees and expenses in connection with this offering (including underwriting discounts and commissions);

•	TMHC will use $ million of such proceeds to purchase New TMM Units from the TPG and Oaktree holding vehicles (see note (e) below); and

•

TMHC will use $             million of such proceeds to purchase New TMM Units from New TMM, whereupon New TMM will contribute such proceeds to TMM, which will use (i) $             million of such contributed proceeds to redeem $             million aggregate principal amount of the senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of                     , 2013), and (ii) the remaining $             million of contributed proceeds for general corporate purposes.

(c)	Reflects the redemption of $ million aggregate principal amount of senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of , 2013) using a portion of the proceeds from this offering, based on the redemption of % of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2011. Such redemption also would result in the write-off of $ million of unamortized deferred financing costs related to the redeemed senior notes. The TMHC pro forma financial information presented does not yet reflect this adjustment because the amount of such redemption is not known at this time.
(d)	Reflects the issuance of shares of Class A common stock in this offering to the public and the use of $ million of the net proceeds of this offering to acquire New TMM Units from New TMM in exchange for a % interest in New TMM. The following sets forth the reduction in the noncontrolling interest recorded for the sale of TMM units:

($ in thousands)
Noncontrolling interest prior to sale	$
Sales of New TMM Units

Remaining noncontrolling interest of Principal Equityholders	$

(e)	Reflects additional paid-in capital from the use by TMHC of $ million in net proceeds from this offering to purchase New TMM Units from the TPG and Oaktree holding vehicles. See “Use of Proceeds.”
(f)	Reflects (i) the redemption of $ million aggregate principal amount of senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of , 2013) using a portion of the proceeds from this offering, based on the redemption of % of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2011, (ii) the write-off of $ million of unamortized deferred financing costs related to the redeemed senior notes and (iii) the payment of $ million of fees and expenses in connection with this offering (including underwriting discounts and commissions).

SELECTED CONSOLIDATED FINANCIAL DATA

The selected combined financial information of TMM set forth below as of December 31, 2010 and for each of the years in the two year period ended December 31, 2010 and the period from January 1, 2011 to July 12, 2011 has been derived from the audited combined financial statements of TMM’s predecessor, the North American business of Taylor Wimpey plc (our “predecessor”), which are included elsewhere in this prospectus. The statement of operations for the years ended December 31, 2007 and 2008, and the financial data as of December 31, 2007, 2008 and 2009 have been derived from the historical financial statements of our predecessor, in each case, which are not included in this prospectus. This predecessor financial information for 2007 and 2008 was prepared by our predecessor and has not been subject to a review or audit. The 2007 period financial statements were created from data within our accounting systems currently used by TMM under the policies and practices during that time.

The selected consolidated financial information set forth below for the period from July 13, 2011 to December 31, 2011, and as of December 31, 2011, has been derived from the audited consolidated financial statements of TMM (the “successor”) included elsewhere in this prospectus. The predecessor period financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition in accordance with U.S. GAAP. The successor period financial statements for periods ending subsequent to July 13, 2011 (the date of the Acquisition) are also prepared in accordance with U.S. GAAP, although they reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. As a result, the financial information for periods subsequent to the date of the Acquisition is not necessarily comparable to that for the predecessor periods presented below. In addition, the historical financial information of TMM will not necessarily be comparable to the financial information of TMHC following the Reorganization Transactions and this offering.

The selected consolidated financial information set forth below for the period from July 13, 2011 to September 30, 2011 and the nine months ended September 30, 2012 has been derived from the unaudited condensed consolidated financial statements of the successor, included elsewhere in this prospectus. Our results for the nine months ended September 30, 2012 are not necessarily indicative of the results that can be expected for the full year or any future period.

The selected consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor			Predecessor
	Nine Months Ended September 30,	July 13 to September 30,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands)	2012	2011	2011	2011	2010	2009	2008	2007
	(unaudited)							(unaudited)
Statement of Operations Data:
Home closings revenue	$829,221	$299,163	$731,216	$600,069	$1,273,160	$1,224,082	1,679,503	$1,860,515
Land closings revenue	36,102	6,177	10,657	13,639	12,116	24,967	65,123	77,121
Financial services revenue	13,705	3,384	8,579	6,027	12,591	13,415	—	—

Total revenues	879,028	308,724	750,452	619,735	1,297,867	1,262,464	1,744,626	1,937,636
Cost of home closings	663,656	239,740	591,891	474,534	1,003,172	1,003,694	1,430,276	1,604,867
Cost of land closings	27,881	5,477	8,583	7,133	6,028	17,001	79,530	29,959
Inventory impairments	—	—	—	—	4,054	78,241	430,891	517,487
Financial services expenses	7,667	2,071	4,495	3,818	7,246	6,269

Operating gross margin	179,824	61,436	145,483	134,250	277,367	157,259	(196,071)	(214,677)
Sales, commissions, and other marketing costs	52,230	14,342	36,316	40,126	85,141	100,534	136,730	138,270
General and administrative expenses	41,091	15,251	32,883	35,743	66,232	71,300	101,664	132,919
Equity in net income of unconsolidated entities	(11,497)	(488)	(5,247)	(2,803)	(5,319)	(347)	(2,739)	(11,644)
Interest expense (income)—net	—	—	(3,867)	941	40,238	20,732	22,614	1,479
Other income	(1,655)	—	(1,245)	(11,783)	(10,842)	(24,465)	(55,633)	(49,536)
Other expense	—	66	3,553	1,125	13,193	25,725	41,364	84,913
Loss on extinguishment of debt	7,853	—	—	—	—	—	—	—
Transaction expenses	—	38,278	39,442	—	—	—	—	23,192
Indemnification loss	13,063	(1,104)	12,850	—	—	—	—	—

Income (loss) before income taxes	78,739	(4,909)	30,798	70,901	88,724	(36,220)	(439,511)	(534,271)
Income tax (benefit) expense	(3,090)	8,500	4,031	20,881	(1,878)	(35,396)	(42,999)	97,430

Net income (loss)	81,829	(13,409)	26,767	50,020	90,602	(824)	(396,512)	(631,700)
Net (income) attributable to noncontrolling interests	(72)	(866)	(1,178)	(4,122)	(3,235)	(5,138)	(7,976)	(11,526)

Net income (loss) attributable to owners	$81,757	$(14,275)	$25,589	$45,898	$87,367	$(5,962)	$(404,488)	$(643,226)

($ in thousands)	September 30, 2012 (unaudited)	2011	2010	2009	2008	2007
						(unaudited)
Balance Sheet Data (at period end):
Cash and cash equivalents, excluding restricted cash	$412,779	$279,322	$165,415	$189,032	$237,267	$145,411
Land inventory	1,275,763	1,003,482	1,073,953	979,562	1,072,147	1,809,935
Total assets	2,156,299	1,671,067	1,527,321	1,500,473	1,562,868	2,292,059
Total debt	834,051	599,750	605,768	925,863	1,048,535	1,281,894
Total equity	869,447	628,565	465,531	103,773	68,944	519,184

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations covers the nine months ended September 30, 2012 and September 30, 2011 and the years in the three-year period ended December 31, 2011.

The discussion and analysis of historical periods prior to July 12, 2011 do not reflect the significant impact of the Acquisition and Financing Transactions. You should read the following discussion together with the financial statements, including the unaudited pro forma consolidated financial information and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

In addition, all of the historical financial data presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” do not give effect to the Reorganization Transactions and therefore may not be representative of our financial condition for periods following the Reorganization Transactions and this offering. You should read “Prospectus Summary—Summary Historical And Pro Forma Consolidated Financial And Other Information,” “Unaudited Pro Forma Consolidated Financial Information” and “Selected Consolidated Financial Data.”

References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada.

Business Overview

Upon completion of this offering, we will be the sixth largest public homebuilder in North America based on 2011 revenues as reported by Hanley Wood. Headquartered in Scottsdale, Arizona, we build single-family detached and attached homes and develop land, which includes lifestyle and master planned communities. We are proud of our legacy of more than 75 years in the homebuilding industry, having originally commenced homebuilding operations in 1936. We operate under our Taylor Morrison and Darling Homes brands in the United States and under our Monarch brand in Canada.

Our business is organized into three geographic regions: East, West and Canada, which regions accounted for 46%, 36% and 18%, respectively, of our net sales orders (excluding unconsolidated joint ventures) for the nine months ended September 30, 2012. Our East region consists of our Houston, Austin, Dallas, North Florida and West Florida divisions. Because we added our Dallas operations through the acquisition of the assets of Darling on December 31, 2012, the historical results of operations presented in this section do not reflect the historical results of Darling for the periods discussed. Our West region consists of our Phoenix, Northern California, Southern California and Denver divisions. Our Canada region consists of our operations within the province of Ontario, primarily in the GTA and also in Ottawa and Kitchener-Waterloo, and offers both single-family and high-rise communities.

In all of our markets, we build and sell a broad and innovative mix of homes across a wide range of price points. Our emphasis is on designing, building and selling homes to move-up buyers. We are well-positioned in our markets with a top-10 market share (based on 2012 home closings through September 30, 2012 as reported by Hanley Wood and 2011 home sales as reported by Real Net Canada) in 15 of our 19 total markets.

During the nine months ended September 30, 2012, we closed 2,586 homes, comprised of 1,880 homes in the United States and 706 in Canada, including 204 homes in unconsolidated joint ventures, with an average sales price across North America of $347,000. During the same period, we generated $879.0 million in revenues, $81.8 million in net income and $125.1 million in Adjusted EBITDA (for a discussion of how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income attributable to owners, see footnote 4 in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information”). In the United States, for the nine months ended September 30, 2012, our sales orders increased approximately 47% as compared to the same period in 2011, and we averaged 3.0 sales per active selling community per month compared to an average of 1.7 sales per active selling community per month for the same period in 2011. As of September 30, 2012, we offered homes in 122 active selling communities and had a backlog of 4,205 homes sold but not closed, including 903 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.5 billion.

In 2011, we closed 3,920 units, comprised of 2,327 units in the United States and 1,593 units in Canada, including 55 units in unconsolidated joint ventures, with a Company-wide average sales price of $347,000. During the same period, we generated $1.4 billion in revenues, $76.8 million in net income and $187.2 million in Adjusted EBITDA, in each case based on the arithmetically combined predecessor/successor periods. As of December 31, 2011, we offered homes in 135 active selling communities and had a backlog of 2,965 homes sold but not closed, including 781 in unconsolidated joint ventures, with an associated backlog sales value of approximately $982.5 million.

We generate revenue primarily through sales of detached and attached homes and condominium units as well as through sales of land and the operations of our mortgage subsidiary, TMHF. We recognize revenue on detached and attached homes when the homes are completed and delivered to the buyers. We recognize revenue on the majority of our high-rise condominiums at the time of occupancy. We also recognize revenue when buyer deposits are forfeited.

Our primary costs are the acquisition of land in various stages of development and the construction costs of the homes and condominiums we sell (including capitalized interest, real estate taxes and related development costs). Home construction costs are accumulated and charged to cost of sales based on the construction cost of the home being sold. Land acquisition, development, interest, taxes, overhead and condominium construction costs are allocated to homes and units using methods that approximate the relative sales value.

Unlike most of our public homebuilding peers, as of the date of the Acquisition in July 2011, the balance sheet carrying value of our entire U.S. and Canadian inventory was adjusted to fair market value. Giving effect to the Acquisition-related purchase accounting adjustments and previous impairments, the carrying value of our U.S. inventory represented 52% of its original cost. We believe the combination of disciplined inventory valuation, coupled with recent high-quality land acquisitions, results in a cost basis in land that will contribute to our continued profitability and strong margins.

Strategy

Because the housing market is cyclical, and home price movement between the peak and trough of the cycle can be significant, we seek to adhere to our core operating principles through these cycles to drive consistent long-term performance.

Based on our current land position, we expect to drive revenue by opening new communities from our existing land supply. Our land supply provides us with the opportunity to increase our community count on a net basis by approximately 20% in each of 2013 and 2014. We expect that most of the communities we will open during the next twelve months will be in our Phoenix, West Florida and Houston markets in response to increased demand by consumers in those markets.

Because a significant portion of our land supply was purchased at low price points during the recent downturn in the housing cycle and because our entire land inventory was adjusted to fair market value at the time of the Acquisition, we expect to continue our revenue growth and strong gross margin performance in our U.S. communities.

Our approach to land supply management in our East and West regions has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews these considerations, as well as other financial metrics, in order to decide the highest and best use of our land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins.

We intend to maintain a consistent approach to land positioning within our regions, markets and communities in the foreseeable future in an effort to concentrate a greater amount of our land inventory in areas that have the attractive characteristics referred to above. We also intend to continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots.

Over the next twelve months our goal is to further focus our offerings on targeted customer groups. We aim to identify the preferences of our target customer and demographic groups and offer them innovative, high-quality homes that are efficient and profitable to build. To achieve this goal, we intend to continue our market research to determine preferences of our customer groups.

We will also seek to grow through selective acquisitions in both existing markets and new markets that exhibit positive long-term fundamentals. For example, on December 31, 2012 we acquired Darling, a Texas- based homebuilder, which gives us a presence in the Dallas market and expands our presence in the Houston market. See “Summary—Recent Developments.” In connection with our growth strategy over the near term, we intend to opportunistically access the debt and equity capital markets. For instance, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions. We would expect to use the proceeds of any such financing for general corporate purposes and to fund future growth.

Factors Affecting Comparability of Results

You should read this Management’s Discussion and Analysis of our Financial Condition and Results of Operations in conjunction with our historical consolidated financial statements included elsewhere in this prospectus. Below are the period-to-period comparisons of our historical results and the analysis of our financial condition. In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from our historical results due to a variety of factors, including the following:

Liquidity

As a result of the Acquisition, our former parent Taylor Wimpey plc no longer provides financing support for our operations. We therefore rely on our ability to finance our operations by generating operating cash flows, borrowing under our Revolving Credit Facility and our existing Canadian credit facilities or accessing the debt and equity capital markets. We also rely on our independent ability to obtain performance, payment and completion surety bonds, and letters of credit to finance our projects. We believe that we can fund our current and foreseeable liquidity needs from the cash generated from operations and borrowings under our Revolving Credit Facility and our existing Canadian letter of credit facilities. See “—Overview of Capital Resources and Liquidity.”

The Acquisition and Financing Transactions and Basis of Presentation

On July 13, 2011, TMM and its subsidiaries acquired 100% of the issued share capital of TMC and Monarch Corporation for aggregate cash consideration of approximately $1.2 billion. The Acquisition has been accounted for as a purchase under ASC Topic 805, “Business Combinations.” As a result of the change in ownership, our historical financial data for periods prior to the July 13, 2011 Acquisition (the predecessor periods) are derived from the historical financial statements of our predecessor, the North American business of Taylor Wimpey plc, which financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition. Our financial statements for periods from and after the July 13, 2011 Acquisition (the successor period) are derived from the financial statements of TMM, which already reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. Therefore, the financial information for the predecessor periods is not comparable with that for the successor period.

In connection with the Acquisition, we incurred indebtedness, including $625.0 million of borrowings under the Sponsor Loan, $125.0 million of which was repaid through working capital in August 2011 pursuant to our recapitalization plan, $350.0 million of which was refinanced by the offering of the senior notes and $150.0 million of which was contributed or transferred to a subsidiary of TMM. We also have the ability to borrow under our Revolving Credit Facility and Canadian letter of credit facilities from time to time as warranted by business needs. Since we operated largely as a stand-alone company prior to the Acquisition, we have not incurred significant incremental general and administrative expenses as a result of the separation from Taylor Wimpey plc. Additional cost savings within the organization may be achieved in the future. However, we cannot accurately predict, and there can be no assurances as to, the extent of any such savings.

Certain results for 2011 are presented to reflect the arithmetically combined historical results from the predecessor period from January 1, 2011 to July 12, 2011 and the successor period from July 13, 2011 to December 31, 2011. This presentation may yield results that are not directly comparable on a period-to-period basis with those in predecessor periods because of differences in accounting basis due to the change of ownership resulting from the Acquisition. The cost of home closings and the cost of land closings were the only line items directly impacted in any material respect by the purchase accounting adjustments described below (although the effects of such adjustments are carried through to the items below such line items in our statement of operations). For purposes of this prospectus, however, we believe that it is most meaningful to present its results of operations for 2011 in this manner. The combined historical results for 2011 are not necessarily indicative of what the results for the period would have been had the Acquisition actually occurred as of January 1, 2011.

Home closings and land sales that occurred during the predecessor period do not reflect any purchase accounting adjustments to costs of home closings and costs of land closings, while home closings and land sales occurring during the successor period do reflect such purchase accounting adjustments to the cost of home closings and cost of land closings. The carrying values of home and land inventory were both increased and decreased in adjusting their carrying values to fair market value as of the closing of the Acquisition through the application of purchase accounting. Such adjustments may result in higher or lower costs of home and land closings in the successor period and future periods as compared to the predecessor period. The unaudited pro forma consolidated statement of operations does not make any purchase accounting adjustments to the cost of home closings and cost of land closings for transactions that occurred prior to the date of the Acquisition and as a result the unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011 will not be fully comparable with either predecessor or successor periods. For the successor period from July 13, 2011 to September 30, 2011, the above-described purchase accounting adjustments increased our cost of home closings by $ 18.5 million and our cost of land closings by $0.0 million. For the successor period from July 13, 2011 to December 31, 2011, such adjustments increased our cost of home closings by $38.9 million and our cost of land closings by $0.9 million. For the successor period from January 1, 2012 to September 30, 2012, such adjustments increased our cost of home closings by $0.8 million and decreased our cost of land closings by $1.6 million.

You should read this Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the information provided in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information,” “Unaudited Pro Forma Consolidated Financial Information” and our historical consolidated financial statements included in this prospectus.

Non-GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, we have provided information in this prospectus relating to “adjusted home closings gross margin,” “EBITDA,” “Adjusted EBITDA” and the results of “unconsolidated joint ventures.”

Results of unconsolidated joint ventures

References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated joint ventures in Canada and are included as non-GAAP measures because they are accounted for under the equity method. We believe that such results are useful to investors as an indication of the level of business activity of our joint ventures in Canada as well as the potential for cash and revenue generation from those joint ventures.

Adjusted home closings gross margin

We calculate adjusted home closings gross margin from U.S. GAAP home closings gross margin by adding impairment charges attributable to the write-down of operating communities and the amortization of capitalized interest through cost of home closings. We believe this measure is relevant and useful to investors for evaluating our performance. This measure is considered a non-GAAP financial measure and should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measure as measure of our operating performance. Although other companies in the homebuilding industry report similar information, the methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate gross margins and any adjustments to such amounts before comparing our measures to that of such other companies.

Adjusted EBITDA

Adjusted EBITDA measures performance by adjusting net income (loss) to exclude interest, income taxes, depreciation and amortization (“EBITDA”), management fees for certain legal, administrative and other related back-office functions paid prior to the Acquisition to Taylor Wimpey plc, our former parent, and management fees to our Principal Equityholders following the Acquisition, land inventory impairments, lot option write-offs related to non-exercised lot options, stock option expenses related to stock options linked to the stock of Taylor Wimpey plc, non-cash compensation expenses, the reversal of the 2007 severance and restructuring accrual related to the merger of our predecessor companies (Taylor Woodrow and Morrison Homes), royalties for certain intellectual property rights paid to Taylor Wimpey plc prior to the Acquisition, expenses related to the early extinguishment of debt and transaction fees, expenses and indemnification losses related to the Acquisition. Management believes that the presentation of Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, or levels of depreciation or amortization. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on metrics similar to Adjusted EBITDA. The method of calculating Adjusted EBITDA for the periods presented in this prospectus does not differ in any material respect from the method used for calculating Adjusted EBITDA for the corresponding periods, if they were used for purposes of our indebtedness covenants. Our indebtedness covenants are generally based on Adjusted EBITDA for the trailing twelve-month period, a period not presented in this prospectus. Nevertheless, based on conditions existing at the time of calculation, the calculation of Adjusted EBITDA for the indebtedness covenants may, in the future, include items (including items deemed non-recurring or unusual and certain pro forma cost savings) that are different from those that are currently reflected in the presentation of Adjusted EBITDA in this prospectus. Other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments, including for the purchase of land;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirements for such replacements or improvements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, our EBITDA-based measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using our EBITDA-based measures along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in our EBITDA-based measures.

Our EBITDA-based measures are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with U.S. GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	TMHC		Successor			Predecessor
	Pro Forma Nine Months Ended September 30, 2012	Pro Forma Year Ended December 31, 2011	Nine Months Ended September 30, 2012	July 13 to September 30, 2011	July 13 to December 31, 2011	January 1 to July 12, 2011	Year Ended December 31,
(in thousands)							2010	2009
	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Home closings revenue	$829,221	$1,331,285	$829,221	$299,163	$731,216	$600,069	$1,273,160	$1,224,082
Land closings revenue	36,102	24,296	36,102	6,177	10,657	13,639	12,116	24,967
Financial services revenue	13,705	14,606	13,705	3,384	8,579	6,027	12,591	13,415

Total revenues	879,028	1,370,187	879,028	308,724	750,452	619,735	1,297,867	1,262,464
Cost of home closings(1)	663,535	1,066,263	663,656	239,740	591,891	474,534	1,003,172	1,003,694
Cost of land closings	27,881	15,716	27,881	5,477	8,583	7,133	6,028	17,001
Inventory impairments	—	—	—	—	—	—	4,054	78,241
Financial services expenses	7,667	8,313	7,667	2,071	4,495	3,818	7,246	6,269

Gross margin	179,945	279,895	179,824	61,436	145,483	134,250	277,367	157,259
Sales, commissions, and other marketing costs	52,230	76,442	52,230	14,342	36,316	40,126	85,141	100,534
General and administrative expenses	41,091	69,026	41,091	15,251	32,883	35,743	66,232	71,300
Equity in net income of unconsolidated entities	(13,557)	(8,050)	(13,557)	(488)	(5,247)	(2,803)	(5,319)	(347)
Interest expense (income)—net	(2,412)	(2,225)	(2,412)	—	(3,867)	941	40,238	20,732
Other income	1,651	(13,028)	1,651	—	(1,245)	(11,783)	(10,842)	(24,465)
Loss on extinguishment of debt	7,853	4,678	7,853
Other expense	—	—	—	66	3,553	1,125	13,193	25,725
Transaction expenses	—	—	—	38,278	39,442	—	—	—
Indemnification loss	—	—	10,956	(1,104)	12,850	—	—	—

Income (loss) before income taxes	93,081	153,052	82,032	(4,909)	30,798	70,901	88,724	(36,220)
Income tax (benefit) expense			203	8,500	4,031	20,881	(1,878)	(35,396)

Net income (loss)			81,829	(13,409)	26,767	50,020	90,602	(824)
Net (income) attributable to noncontrolling interests			(72)	(866)	(1,178)	(4,122)	(3,235)	(5,138)

Net income (loss) attributable to owners	$—	$—	$81,757	$(14,275)	$25,589	$45,898	$87,367	$(5,962)

(1)	Does not reflect a pro forma adjustment for the decrease in capitalized interest due to the redemption of some of our senior notes using the proceeds of this offering because the amount of such redemption is not known at this time.

For additional information on pro forma adjustments, see “Unaudited Pro Forma Consolidated Financial Information.”

Key Results

Key financial results as of and for the nine months ended September 30, 2012, as compared to the same period in 2011 (on an arithmetically combined predecessor/successor basis), were as follows:

•

Net sales orders, including unconsolidated joint venture net sales orders, increased 15% from 3,150 homes to 3,615 homes. Our East region increased from 1,282 homes to 1,613 homes, while our West region increased from 687 homes to 1,274 homes. Our Canada region, including our share of joint ventures, decreased from 1,181 to 727 homes.

•	Homes closed, including unconsolidated joint venture closings, decreased 4% from 2,696 homes to 2,587 homes, while the average selling price of those homes closed increased 3% to $347,000.

•	Total revenues (home closings, land closings and financial services) decreased 5%, from $928.5 million to $879.0 million.

•	Total gross margin decreased from 21.1% to 20.5%.

•	SG&A (including overhead on direct selling costs and other marketing costs) declined 11% from $105.5 million to $93.3 million, and SG&A as a percentage of total revenues declined from 11.4% to 10.6%.

•	No inventory impairments were recorded in 2012 or 2011.

•	Adjusted EBITDA was $125.1 million in the first nine months of 2012, compared to $128.2 million in the corresponding prior year period.

•

Sales order backlog, including unconsolidated joint venture backlog, increased 30% to $1.5 billion. This amount includes $547.4 million of high-rise closings scheduled to be completed after December 31, 2012.

•	Cash and cash equivalents totaled $412.8 million, compared to $279.3 million at December 31, 2011.

•	Total owned and controlled lots increased 10% to 34,965 lots as compared to December 31, 2011.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Data for the nine months ended September 30, 2011 represent the arithmetic sum of predecessor and successor results while data for the nine months ended September 30, 2012 represent successor results, except where noted.

Average Active Selling Communities

	Nine Months Ended September 30,
	2012	2011	Change
East	74.2	92.3	(19.6)%
West	33.6	37.2	(9.9)
Canada	14.1	15.9	(11.2)

Subtotal	121.9	145.4	(16.2)
Unconsolidated joint ventures(1)	6.7	4.7	42.9

Total	128.6	150.1	(14.4)%

(1)	Represents the average number of total communities in which our joint ventures were actively selling during the period.

Average active selling communities declined 14.4% from the nine months ended September 30, 2011 to the nine months ended September 30, 2012 with the largest decrease in the East Region, primarily due to the close out of some vintage selling communities during the normal course of business and the timing of new community openings coming to market. We expect to open new communities throughout all of our markets during 2013, mostly in our West Florida, Phoenix and Houston divisions. We expect to recognize home closings in 2013 from the communities we open during that period.

Net Sales Orders

	Nine Months Ended September 30,
(in thousands, except units data)(1)	Net Homes Sold			Sales Value			Average Selling Price
	2012	2011	Change	2012	2011	Change	2012	2011	Change
East	1,613	1,282	25.8%	$525,875	$398,324	32.0%	$326,000	$311,000	4.9%
West	1,274	687	85.4	448,807	237,425	89.0	352,000	346,000	1.9
Canada	613	1,077	(43.1)	256,174	406,248	(36.9)	418,000	377,000	10.8

Subtotal	3,500	3,046	14.9	1,230,856	1,041,997	18.1	352,000	342,000	2.8
Unconsolidated joint ventures(2)	115	104	10.1	24,074	24,140	2.1	215,000	232,000	(9.4)

Total	3,615	3,150	14.7	$1,254,930	$1,066,137	17.8	$347,000	$338,000	2.6
Canada (CAD$)	613	1,077	(43.1)	256,456	397,192	(35.4)	418,000	369,000	13.4
Canada JV proportionate share (CAD$)	115	104	10.1%	$24,101	$23,602	2.1%	$210,000	$227,000	(7.3)%

(1)	Net sales orders represent the number and dollar value of new sales contracts executed with customers. High-rise sales are not recognized until a building is approved for construction. High-rise sales typically do not close in the year sold. Other sales are recognized after a contract is signed and the rescission period has ended.
(2)	Includes only proportionate share of unconsolidated joint ventures.

Sales Order Cancellations—Units

	Nine Months Ended September 30,
	Cancelled Sales Orders		Cancellation Rate(1)
	2012	2011	2012	2011
East	294	240	15.4%	15.8%
West	188	150	12.9	17.9
Canada	16	9	2.5	0.8

Subtotal	498	399	12.5	11.6
Unconsolidated joint ventures(2)	4	6	3.4	5.5

Total	502	405	12.2%	11.4%

(1)	Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.
(2)	Includes only proportionate share of unconsolidated joint ventures.

The value of net sales orders, including those of unconsolidated joint ventures, increased by 17.8% to $1.3 billion (3,615 homes) in the nine months ended September 30, 2012, from $1.1 billion (3,150 homes) in the nine months ended September 30, 2011. The number of net sales orders, including those of unconsolidated joint ventures, increased 14.7% in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. These results were impacted by the strong spring and summer selling seasons in 2012, during which we benefited from higher selling prices as consumers in the market gained confidence in the values present in the marketplace. The apparent settling and recovery of the market in the United States in areas such as

Phoenix, West Florida and Northern California bolstered the number of units and value for the nine months ended September 30, 2012. The Canada region experienced a decline of 464 units in net new homes sold in the nine months ended September 30, 2012 when compared to the same period last year, which is attributable to the lower number of wholly owned open communities in the region in the nine months ended September 30, 2012, product mix and 250 fewer high-rise units sold due to timing of building launches.

Our annual sales order cancellations, including those of unconsolidated joint ventures, increased due to increases in sales volume, from 405 in the nine months ended September 30, 2011 to 502 in the nine months ended September 30, 2012. The cancellation rate however remained relatively flat at 12.2% for 2012 compared to 11.4% in 2011. Our continued scrutiny of potential buyers and use of prequalification strategies helps us maintain a low cancellation rate.

We expect that, to the extent economic and housing market conditions improve in the markets in which we operate, net homes sold and aggregate sales value will increase. Average selling price is dependent to a large degree on which communities are being actively sold.

Sales Order Backlog

	As of September 30,
(in thousands, except units data)(1)	Homes in Backlog			Sales Value			Average Selling Price
	2012	2011	Change	2012	2011	Change	2012	2011	Change
East	1,008	649	55.3%	$362,482	$223,600	62.1%	$360	$345	4.4%
West	739	295	150.5	263,805	102,256	158.0	357	347	3.0
Canada	1,555	1,491	4.3	527,957	547,195	(3.5)	340	367	(7.5)

Subtotal	3,302	2,435	35.6	$1,154,244	$873,051	32.2	$350	$359	(2.5)
Unconsolidated joint ventures(2)	903	775	16.6	317,939	256,708	23.9	352	331	6.2

Total	4,205	3,210	31.0	$1,472,183	$1,129,759	30.3	$350	$352	(0.5)

Canada (CAD$)	1,555	1,491	4.3	517,047	565,168	(3.4)	333	379	(7.3)
Canada JV proportionate share (CAD$)	903.5	775.0	16.6%	$311,369	$265,140	17.4%	$345	$342	0.7%

(1)	Sales order backlog represents homes under contract for which revenue has not yet been recognized at the end of the period. Some of the contracts in our sales order backlog are subject to contingencies including mortgage loan approval and buyers selling their existing homes, which can result in cancellations.
(2)	Reflects our proportionate share of unconsolidated joint ventures.

Our homes in backlog at September 30, 2012 increased by 31.0% from September 30, 2011. Our backlog of 4,206 homes was valued at $1.5 billion as compared to 3,210 homes at September 30, 2011 valued at $1.1 billion. Backlog increased as the business continued to recognize improved sales performance in most of our communities beyond the historical spring selling season and relieved pent-up consumer demand in some of our markets.

Home Closings Revenue

	Nine Months Ended September 30,
(in thousands, except units data)(1)	Homes Closed			Sales Value			Average Selling Price
	2012	2011	Change	2012	2011	Change	2012	2011	Change
East	1,072	943	13.7%	$334,898	$264,287	26.7%	$312	$280	11.5%
West	808	585	38.1	273,502	199,942	36.8	338	342	(1.0)
Canada	502	1,149	(56.3)	220,822	435,003	(49.2)	441	379	16.5

Subtotal	2,382	2,677	(11.0)	$829,221	$899,232	(7.7)	$348	$336	3.7
Unconsolidated joint ventures(2)(3)	205	19	976.3	68,642	11,700	486.7	336	616	(45.5)

Total	2,587	2,696	(4.1)	$897,863	$910,932	(1.4)	$347	$338	2.8

Canada (CAD$)	502	1,149	(56.3)	221,028	425,306	(47.9)	440	369	18.9
Canada JV proportionate share (CAD$)	204.5	19	976.3%	$68,718	$11,439	500.7%	$336	$602	(44.0)%

(1)	Home closings revenue represents homes where possession has transferred to the buyer.
(2)	Reflects our proportionate share of unconsolidated joint ventures. In 2011 we closed two wholly owned buildings, while in 2012 only a portion of a single joint venture tower contributed to closings.
(3)	Unconsolidated joint venture revenue is not reported as revenue but is recognized as a component of income of unconsolidated entities. Included here on a non-GAAP basis for information purposes only.

Home closings revenue, including unconsolidated joint venture home closings revenue, decreased 1.4% to $897.8 million in the nine months ended September 30, 2012, from $910.1 million in the nine months ended September 30, 2011. Home closings revenue declined in the nine months ended September 30, 2012 to $829.2 million, from $899.2 million in the nine months ended September 30, 2011. The average selling price of homes closed (including unconsolidated joint ventures) during the nine months ended September 30, 2012 was $347,000 up 2.8% from the $338,000 average in the nine months ended September 30, 2011. Revenues were negatively impacted in the first nine months of 2012 due to the timing and nature of high rise closings. In the first nine months of 2011, we closed two wholly owned joint venture high-rise buildings, which accounted for more than $100 million in revenue on 468 closed units, compared to the first nine months of 2012, when we only recognized $8.1 million of revenue from wholly owned high-rise units and had only one joint venture high-rise building close, which revenue was recorded as a component of income of unconsolidated entities and not included in homebuilding revenue. In addition, some markets in which we operate have experienced a robust recovery in recent months. In particular, the Phoenix and West Florida markets have experienced a recovery although their product mix recognized in the period was at a lower price point than our overall average sales price. Also, during the first nine months of 2012, we closed out of vintage communities with higher margins in our West and East regions. These changes in our geographic and product mix have resulted in lower home closings revenue as well as lower home closings gross margins in the first nine months of 2012, compared to the first nine months of 2011. The lower home closings revenue and gross margins we recognized result from a higher portion of sales attributable to deliveries in markets such as Phoenix and Florida, where the average sales price and specification levels of our homes generally result in lower margins than in other markets in which we operate.

Land Closings Revenue

	Nine Months Ended September 30,
($ in thousands)	2012	2011	Change
East	$20,531	$19,496	5.3%
West	4,286	320	—
Canada	11,205	—	—

Total	$36,102	$19,816	82.2%

Land closings revenue increased 82.2% to $36.1 million in the nine months ended September 30, 2012, from $19.8 million in the nine months ended September 30, 2011. Land and lot sales occur at unpredictable intervals and varying degrees of profitability. We generally purchase land and lots with the intent to build and sell homes on them. Nevertheless, in some locations where we act as a developer, we occasionally purchase land that includes commercially zoned parcels, which we typically sell to commercial developers, and we also sell residential lots or land parcels to manage our land and lot supply. Land and lot sales occur at various intervals and varying degrees of profitability. Therefore, the revenue and gross margin from land closings fluctuate from period to period.

Home Closings Gross Margin

The following table sets forth a reconciliation between our home closings gross margin and our adjusted home closings gross margin. In this section, we present adjusted home closings gross margin on a consolidated and on a segment basis. Adjusted home closings gross margin is a non-GAAP financial measure calculated based on our home closings gross margin, excluding impairments and capitalized interest amortization. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
Home closings revenue	$829,221	$899,232	$299,163	$600,069
Home closings cost of revenues and impairments(a)	663,656	714,274	239,740	474,534

Home closings gross margin	165,565	184,958	59,423	125,535
Impairments	—	—	—	—
Capitalized interest amortization	17,926	20,238	1,273	18,965

Adjusted home closings gross margin	$183,491	$205,196	$60,696	$144,500

Home closings gross margin	20.0%	20.6%	19.9%	20.9%
Adjusted home closings gross margin	22.1%	22.8%	20.3%	24.1%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Our home closings gross margin decreased in the nine months ended September 30, 2012 to $165.6 million, from $185.0 million in the nine months ended September 30, 2011. The earned housing profit recognized in connection with the Acquisition impacted the first nine months of 2012 by $15.6 million of margin that would have been contributed to 2012, compared to $22.8 million for the 2011 period. As a percentage of revenue, our home closings gross margin decreased 50 basis points, to 20.0% in the nine months ended September 30, 2012 from 20.6% in the nine months ended September 30, 2011. The decrease in home closings gross margin was due to our increased closings in the nine months ending September 2012, which were concentrated in markets such as

Phoenix and West Florida, where we generally recognize lower margins due to lower consumer price points and specification levels. In the prior year period, many closings were generated from our Houston and Austin divisions, which have higher price points and specification levels.

Adjusted home closings gross margin decreased by 10.6% to $183.5 million in the nine months ended September 30, 2012, from $205.2 million in the nine months ended September 30, 2011, and as a percentage of home closings revenue decreased 70 basis points, to 22.1%. The decrease in adjusted home closings gross margin was due to product mix, which shifted from markets with higher margins such as those in Houston and Austin to markets with lower margins such as Phoenix and West Florida.

East Region

The following table sets forth a reconciliation between our East region home closings gross margin and our East region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
East region closings revenue	$334,898	$264,287	$84,759	$179,528
East region closings cost of revenues and impairments(a)	268,642	213,242	69,205	144,037

East region closings gross margin	66,256	51,045	15,554	35,491
Impairments	—	—	—	—
Capitalized interest amortization	6,164	7,593	270	7,323

East region adjusted home closings gross margin	$72,420	$58,638	$15,824	$42,814

East region closings gross margin	19.8%	19.3%	18.4%	19.8%
Adjusted home closings gross margin	21.6%	22.2%	18.7%	23.8%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

For the nine months ended September 30, 2012, home closings revenue in the East region increased by 26.7% compared to the nine months ended September 30, 2011, driven by an increase in home closing units of 13.7% to 1,072 units, compared to 943 units the same period of 2011. Average home closings sales price in the East region increased to $312,000, from $280,000 a year earlier. Net homes sold increased by 25.8% to 1,613 units, compared to 1,282 units a year ago, driving sales order value higher by 32.0% to $525.9 million compared to $398.3 million for the nine months ended September 30, 2011 with an average sales price increasing by $15,000, or 4.9%. The number of average active selling communities in the East region was 19.6% lower than the same period last year as the region was able to close out of several legacy communities as market conditions improved. The East region also had an increase in the average monthly sales pace to 2.4 homes per community in the first nine months of 2012, from 1.5 homes per community for the first nine months of 2011. Sales order cancellation rates were 15.4% and 15.8% for the nine months ended September 30, 2012 and 2011, respectively. Overall, the improvement in East region home closings revenue, sales prices and sales pace has been due primarily to our well-located land positions and were consumer-driven offerings. Management in the region continues to market its offerings and diligently look to reduce incentives and increase sales prices as market conditions allow.

Land revenue in the East region was $20.5 million compared to $19.5 million for the nine months ended September 30, 2012 and 2011, respectively. Land sales during the quarter were the result of planned dispositions and strategic opportunities to monetize those assets where the highest and best use warranted sale.

During the nine months ended September 30, 2012, home closings gross margin for the East region was 19.8%, compared to 19.3% for the first nine months of 2011. East region adjusted home closings gross margin was 21.6% in the nine months ended September 30, 2012 compared to 22.2% for the nine months ended September 30, 2011. The decrease in home closings gross margin and adjusted home closings gross margin was due to a change in product mix, due in large part to the recovery of certain markets in West Florida, which tend to generate lower margins within the region during the period. During the prior year period, we did not experience a recovery in some of our Florida markets, which generally only began to recover in 2012. In the prior period, our Texas markets were producing a larger portion of our gross margin, because in those markets the average sales price and specification level of many homes sold are above those in our Florida markets. To the extent that the overall U.S. economic recovery and, in particular, the housing market recovery in our East region markets continues, we expect that our margin performance will continue to be favorable.

West Region

The following table sets forth a reconciliation between our West region home closings gross margin and our West region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
West region closings revenue	$273,501	$199,942	$57,684	$142,258
West region closings cost of revenues and impairments(a)	230,770	172,311	49,843	122,468

West region closings gross margin	42,731	27,631	7,841	19,790
Impairments	—	—	—	—
Capitalized interest amortization	6,033	10,970	216	10,754

West region adjusted home closings gross margin	$48,764	$38,601	$8,028	$30,544

West region closings gross margin	15.6%	13.8%	13.6%	13.9%
Adjusted home closings gross margin	17.8%	19.3%	14.0%	21.5%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

The West region closed 223 more units in the nine months ended September 30, 2012 than in the same period last year. This increase in units closed resulted in an additional $73.6 million of home closings revenue during the nine months ended September 30, 2012, compared to the nine months ended September 30, 2011, despite a slight drop in average home closings sales prices of 1.0% compared to the same period a year ago. The West region has experienced the largest increase in net sales of all of our segments when comparing the nine months ended September 30, 2012 and 2011 recognizing that a number of markets in the West region experienced artificially low demand during the market downturn. We sold 1,274 units in the West region in the nine months ended September 30, 2012, which represents an 85.4% increase compared to last year. Net sales order value increased to $448.8 million from $237.4 million, or 89.0% higher, when comparing the nine months ended September 30, 2012 to the nine months ended September 30, 2011, respectively. The average selling price increased 1.9%, or $6,000, in the nine months ended September 30, 2012 compared to the same nine month period last year. The number of average active selling communities in the West region declined 9.9% when compared to the same nine month period last year. The average sales per outlet per month for the nine months ending September 30 2011 and 2012 were 2.1 and 4.2, respectively. Overall, during the nine months ended September 30, 2012, revenues and sales pace improved in the West region compared to the same period in 2011 primarily due to housing market recoveries in the Phoenix and Northern California markets.

Land revenue in the West region was $4.3 million compared to $0.3 million for the nine months ended September 30, 2012 and 2011, respectively. Land sales during the quarter were the result of planned dispositions and strategic opportunities to monetize those assets where the highest and best use warranted sale.

During the nine months ended September 30, 2012, home closings gross margin for the West region was 15.6%, compared to 13.8% for the first nine months of 2011. Adjusted home closings gross margin in the West region dropped by 150 basis points when comparing the nine months ended September 30, 2012 to the nine months ended September 30, 2011. The decline in adjusted home closings gross margin as a percentage of closing revenue and home closings gross margin as a percentage of closing revenue was driven primarily by the increase in the proportion of home closings in our Phoenix market (which typically generates lower margins) in our total closings for the region. In our West region, we experienced a higher gross margin and numbers of deliveries in our Northern California market during the 2011 period. In the 2012 period, deliveries were more concentrated in our lower margin Phoenix market. Nonetheless, the market recovery that we have seen in the recent period in Phoenix had a significant impact on gross margin in the region during the 2012 period, even while our 2012 gross margin as a percentage of revenue was lower than in 2011. If the recovery in our West region markets continues, we expect that our margin performance will continue to be favorable.

Canada Region

The following table sets forth a reconciliation between our Canada home closings gross margin and our Canada adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
Canada region closings revenue	$220,822	$435,003	$156,720	$278,283
Canada region closings cost of revenues and impairments(a)	164,243	328,648	120,692	207,956

Canada region closings gross margin	56,579	106,355	36,028	70,327
Impairments	—	—	—	—
Capitalized interest amortization	5,729	1,640	816	824

Canada adjusted home closings gross margin	$62,308	$107,995	$36,844	$71,151

Canada region closings gross margin	25.6%	24.4%	23.0%	25.3%
Adjusted home closings gross margin	28.2%	24.8%	23.5%	25.6%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Canada region home closings revenue for the nine months ended September 30, 2012 decreased by 49.2%, to $220.8 million, compared to $435.0 million for the nine months ended September 30, 2011. The number of home closings units in the first nine months of 2012 decreased by 56.3% compared to the first nine months of 2011. Canada region revenues and number of closings were affected by timing of high-rise closings. In the first nine months of 2011, we closed two wholly owned high-rise buildings which accounted for more than $100 million in revenue on 468 closed units, while in the first nine months of 2012, we only recognized $8.1 million of revenue from wholly owned high-rise units and only had a single joint venture high-rise building close, which was included as a component of net income of unconsolidated entities and not included in homebuilding revenue. The average home closings sales price was 16.4% higher for the nine months ended September 30, 2012 when compared to the same period last year. This increase was due to a product mix shift into a larger number of single-family detached homes during 2012, which have higher average sale prices compared to high-rise closings, which were a larger component of our 2011 closings. The Canada region experienced a decline of 464 units in net new homes sold in the nine months ending September 30, 2012 when compared to the same period last year, which is attributable to the number of open communities in the region and product mix. The average sales per community per month were 4.8 and 7.5 for the nine months ended September 30, 2012 and 2011, respectively. We continue to focus on our margin over volume approach to selling in our communities. Average sales price increased by $41,000, or 10.8%, and average sales value declined 36.9% when comparing the nine months ended September 30, 2012 to the nine months ended September 30, 2011, respectively. The decline in home sales from fewer wholly owned communities and a product mix change have contributed to the reduced sales values during 2012. Our total sales value was $256.2 million compared to $406.2 million a year earlier.

Land closings revenue for the Canada region was $11.2 million in the nine months ended September 30, 2012, while there was no land closings revenue for the nine months ended September 30, 2011. We made these land sales as part of our land management strategy when determining the highest and best use of the property.

Third quarter 2012 home closings gross margin for the Canada region was 25.6%, compared to 24.4% for the 2011 third quarter. The adjusted home closings gross margin for the Canada region was 340 basis points higher in the first nine months of 2012, when compared to the same nine month period one year ago due to the shift into higher margin single-family detached and attached homes from high-rise closings, which represented a significant portion of total home closings in the nine months ending September 30, 2011. The increase in gross margin during 2012 was attributable to the mix of product delivered to our consumers. In 2011 a larger number of multi-family homes were delivered, which yielded a lower gross margin percentage compared to the single-family offerings. Currently we anticipate, in light of slowing job growth in Ontario relative to the recent past, ongoing global economic uncertainty and increasing units under construction, that growth in the Ontario housing market will moderate in the near term.

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended Sept. 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
West	$4,286	—	—	—
East	20,531	$19,693	$19,693	—
Canada	11,285	320	—	$320

Total land revenue	36,102	20,013	19,693	320
Land cost of sales	27,881	8,527	8,526	1

Land gross margin	8,221	11,486	11,167	319
Impairments	—	—	—	—
Capitalized interest	1,294	—	—	—

Adjusted land margin	$9,515	$11,486	$11,167	$319
Land margin %	22.77%	57.3%	56.7%	99.6%
Adjusted land margin %	26.36%	57.3%	56.7%	99.6%

Financial Services

Our Financial Services segment provides mortgage lending through TMHF and title services in certain markets and is highly dependent on our sales and closings volumes. Our Financial Services segment’s revenue increased from $9.4 million in the nine months ended September 30, 2011 to $13.7 million in the nine months ended September 30, 2012. The increase in gross margin was driven primarily by an increase in closings volume and average loan amount, from 1,004 and $249,700, respectively, in the nine months ended September 30, 2011, to 1,292 and $255,200, respectively, in the nine months ended September 30, 2012.

	Successor	Combined	Successor	Predecessor
($ in thousands)	Nine Months Ended Sept. 30, 2012	Nine Months Ended September 30, 2011	July 13 to September 30, 2011	January 1 to July 12, 2011
Financial services revenue	$13,705	$9,411	$3,384	$6,027

Financial services cost of sales	7,667	5,889	2,071	3,818

Financial services gross margin	6,038	3,522	1,313	2,209
Impairments	—	—	—	—
Other	—	—	—	—

Adjusted financial services margin	$6,038	$3,522	$1,313	$2,209
Financial services margin %	44.06%	37.4%	38.8%	36.6%
Adjusted financial services margin %	44.06%	37.4%	38.8%	36.6%
Volume of loans	1,276	992	339	653
Average loan amount	255,268	245,013	248,141	243,449

Sales, Commissions and Other Marketing Costs

For the nine months ended September 30, 2012 and 2011, sales, commissions, and other marketing costs such as advertising and sales office expenses were $52.2 million and $54.5 million, respectively, reflecting fewer closings in the first nine months of 2012.

General and Administrative Expenses

For the nine months ended September 30, 2012, general and administrative expenses were $41.1 million as compared to $51.0 million in the same period in 2011, a 19.4% decrease in general and administrative expenses as a percentage of total home closings revenue decreased to 5.0% in the nine months ended September 30, 2012, compared to 5.7% in the same period in 2011 due in part to certain one-time reversals of legal reserves of $9.1 million from a favorable litigation settlement, during the first nine months of 2012 as well as our diligent cost containment strategy as we actively pursue synergies within the business and were therefore able to reduce professional consulting fee expenses.

Equity in Net Income of Unconsolidated Entities

Equity in net income of unconsolidated entities was $11.5 million for the nine months ended September 30, 2012 compared to $3.3 million for the nine months ended September 30, 2011. The variance in income was due to the timing and progress of joint venture projects, particularly the closing of high-rise condominiums in the Canada region which began its occupancy during the first nine months of 2012 and will conclude by the end of 2012.

Interest Expense (Income)

Interest expense represents interest incurred but not capitalized on our long-term debt and other borrowings. Purchase accounting from the Acquisition eliminated the accumulated capitalized interest on the balance sheet as of the Acquisition date. During the nine months ended September 30, 2012 and 2011, there was no non-capitalizable interest expense, as the amount of average qualified production assets supported full capitalization of the interest incurred. Interest income decreased in the first nine months of 2012 by $1.6 million, compared to the same period in 2011. While we had a higher level of cash and cash equivalents during the first nine months of 2012 than in the same period of 2011, Taylor Wimpey plc paid interest on certain cash deposits it held on our behalf in the 2011 period, which did not occur in 2012.

Other Income (Expense), net

During the nine months ended September 30, 2012 we recognized revenue from golf course memberships of $2.1 million which was offset by mothballed community expenses of $1.9 million along with other amounts to record $0.8 million of other income, net. For the first nine months of 2011, there were $1.3 million of golf course revenues and $7.8 million of insurance recoveries from our captive insurance company, offset by mothballed community carrying expenses of $1.9 million and other miscellaneous income items resulting in other income, net of $9.6 million.

Loss on Extinguishment of Debt

During the first nine months of 2012, we prepaid $350.0 million of the Sponsor Loan with proceeds from the senior notes. The remaining $150.0 million of the Sponsor Loan was exchanged for equity interests. The Sponsor Loans that were retired had been borrowed at a discount of 2.5%, so the $7.9 million of unamortized portion of the discount was written off during the first nine months of 2012 to expense.

Income Tax

Income tax expense for the nine months ended September 30, 2012 was $0.2 million compared to income tax expense of $29.4 million for the comparable period in 2011. Our Canadian operations generated taxable income in each period and recorded tax expense at their effective rate. The U.S. operations recorded benefits primarily related to reversal of prior uncertain tax positions under ASC Topic 740, “Income Taxes” that became effectively settled during the periods and expense related to interest on those uncertain positions.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Data for 2011 is presented on an arithmetically combined predecessor/successor basis, except where noted.

Average Active Selling Communities

	2011	2010	% Change
East	82.6	79.2	4.3%
West	37.6	48.1	(21.9)
Canada	14.4	15.6	(7.7)

Subtotal	134.6	143.0	(5.9)
Unconsolidated joint ventures(1)	5.3	5.8	(8.7)

Total	139.8	148.7	(6.0)%

(1)	Represents the average number of total communities in which our joint ventures were actively selling over such time period.

Average active selling communities declined 6.0% from 2010 to 2011 with the largest decrease in the West, primarily related to closeout communities as part of our ordinary course repositioning of the land portfolio out of less desirable submarkets to submarkets that exhibit the attractive characteristics we believe our customers want, such as good access to schools, shopping, recreation and transportation facilities.

Net Sales Orders

	Net Sales Orders(1) Year Ended December 31,
	Net Homes Sold			Value (in thousands)			Average Selling Price (in thousands)
	2011	2010	% Change	2011	2010	% Change	2011	2010	% Change
East	1,617	1,405	15.1%	$498,445	$366,102	36.1%	$308	$261	18.3%
West	947	914	3.6	320,907	290,198	10.6	339	318	6.7
Canada	1,420	1,028	38.1	512,037	448,938	14.1	361	437	(17.4)

Subtotal	3,984	3,347	19.0	1,331,389	1,105,238	20.5	334	330	1.2
Unconsolidated joint ventures(2)	145	343	(57.7)	32,876	55,961	(41.3)	227	163	38.8

Total	4,129	3,690	11.9%	$1,364,265	$1,161,199	17.5%	$330	$315	5.0%

	Sales Order Cancellations Year Ended December 31,
	Cancelled Sales Orders		Cancellation Rate(3)
	2011	2010	2011	2010
East	319	403	16.5%	22.3%
West	194	217	17.0	19.2
Canada	12	24	0.8	2.3

Subtotal/weighted average	525	644	11.6	16.1
Unconsolidated joint ventures(2)	2	1	1.4	0.3

Total/weighted average	527	645	11.3%	14.9%

(1)	Net sales orders represent the number and dollar value of new sales contracts executed with customers (gross sales orders), net of cancelled sales orders. High-rise sales are not recognized until a building is approved for construction. High-rise sales typically do not close in the year sold.
(2)	Includes only our proportionate share of unconsolidated joint ventures.
(3)	Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.

The value of net sales orders, including unconsolidated joint ventures net sales orders, increased 17.5%, to $1,364.3 million (4,129 homes) in 2011, from $1,161.2 million (3,690 homes) in 2010. The number of net sales orders, including unconsolidated joint venture net sales orders, increased 11.9% in 2011 compared to 2010. These results were impacted by increased levels of affordability resulting from lower home sales prices, recent declines in the number of new homes available for sale and a low mortgage interest rate environment. Our net sales increased despite the U.S. federal government’s monetary and fiscal policies and programs, including the federal homebuyer tax credit, which accelerated sales demand during the first half of 2010.

The value of net sales orders increased in the United States largely due to changes in product mix. The average price in 2011 was $319,560, an increase of 12.9% from the $283,010 average in 2010, due to a shift in product mix to higher priced homes.

Our annual sales order cancellation rate, including unconsolidated joint ventures, improved to 11.3% in 2011 from 14.9% in 2010. The improvement was generally a result of an overall improvement in our mortgage qualification process and the improved financial position of our homebuyers.

In Canada, the cancellation rate continues to be negligible due to non-refundable deposit structures and full recourse remedies in our homebuyers’ contracts as well as the effects of market conditions.

Sales Order Backlog

	Sales Order Backlog(1) As of December 31,
	Homes in Backlog			Value (in thousands)			Average Selling Price (in thousands)
	2011	2010	% Change	2011	2010	% Change	2011	2010	% Change
East	467	310	50.6%	$170,085	$103,483	64.4%	$364	$334	9.1%
West	273	193	41.5	89,306	67,020	33.3	327	347	(5.8)
Canada	1,444	1,562	(7.6)	473,675	542,783	(12.7)	328	347	(5.6)

Subtotal	2,184	2,065	5.8	733,067	713,287	2.8	336	345	(2.8)
Unconsolidated joint ventures(2)	781	691	13.1	249,458	217,715	14.6	319	315	1.3
Total	2,965	2,756	7.6%	$982,525	$931,002	5.5%	$331	$338	(1.9)%

(1)	Sales order backlog represents homes under contract for which revenue has not yet been recognized at the end of the period. Some of the contracts in our sales order backlog are subject to contingencies including mortgage loan approval and buyers selling their existing homes, which can result in cancellations.
(2)	Reflects our proportionate share of unconsolidated joint ventures.

Our homes in backlog at December 31, 2011 increased 7.6% from December 31, 2010 as a result of increased sales and improving market conditions.

Home Closings Revenue

	Home Closings Revenue(1) Year Ended December 31,
	Homes Closed			Value (in thousands)					Average Selling Price (in thousands)
	2011	2010	% Change	2011		2010		% Change	2011	2010	% Change
East	1,460	1,539	(5.1)%	$417,182		$383,283		8.8%	$286	$249	14.7%
West	867	1,031	(15.9)	294,810		319,641		(7.8)	340	310	9.7
Canada	1,538	1,567	(1.9)	619,293		570,236		8.6	403	364	10.7

Subtotal	3,865	4,137	(6.6)	1,331,285		1,273,160		4.6	344	308	11.9
Unconsolidated joint ventures(2)	55	3	1,716.7	28,740	(3)	1,779	(3)	1,515.4 (3)	527	593	(11.1)

Total	3,920	4,140	(5.3)%	$1,360,025		$1,274,939		6.7%	$347	$308	12.7%

(1)	Home closings revenue represents homes where possession has transferred to the buyer.
(2)	Reflects our proportionate share of unconsolidated joint ventures.
(3)	Unconsolidated joint venture revenue is not reported as revenue but is recognized as a component of income of unconsolidated entities. Included here on a non-GAAP basis for information purposes only.

Home closings revenue, including unconsolidated joint venture home closings revenue, increased 6.7% to $1,360.0 million in 2011, from $1,274.9 million in 2010, despite a 5.3% decrease in homes closed. Home closings revenue rose in 2011 to $1,331.3 million, from $1,273.2 million in 2010. The average selling price of homes closed (including unconsolidated joint ventures) during 2011 was $347,000, up 12.7% from the $308,000 average in 2010. East region home closings revenue increased by 8.8% in 2011 compared to 2010, primarily due to an increase in average selling price largely due to new communities in North Florida, Houston and Austin with higher price points. The 14.7% increase in average selling price was offset by a decrease of 5.1%. West region home closings revenue decreased by 7.8% in 2011 compared to 2010, primarily due to a decrease in home of

15.9%. The revenue shortfall was partially offset by a 9.7% increase in the average selling price to $340,000. The increase in average selling price was achieved in all West divisions, but the increase was especially large in California. Canada region home closings revenue, including unconsolidated joint venture home closings revenue, of $28.7 million, increased 13.3% to $648.0 million in 2011 compared to $572.0 million in 2010, as a result of an increase in total home closings of 1.4% and a mix shift to higher-priced product.

Land Closings Revenue

	Land Closings Revenue Year Ended December 31,
	Value (in thousands)
	2011	2010	% Change
East	$22,531	$7,225	211.8%
West	1,765	—	n/a
Canada	—	4,891	(100.0)%

Total	$24,296	$12,116	100.5%

Land closings revenue increased 100.5% to $24.3 million in 2011, from $12.1 million in 2010. Fluctuations in land closings revenue are a function of how we manage our inventory levels in various markets. Land closings revenue in the United States was primarily generated by sales in our consolidated Steiner Ranch Joint Venture in Austin, Texas.

Home Closings Gross Margin

The following table sets forth a reconciliation between our home closings gross margin and our adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
Home closings revenue	$731,216	$1,331,285	$600,069	$1,273,160
Cost of home closings and impairments(a)	591,891	1,066,425	474,534	1,005,178

Home closings gross margin	139,325	264,860	125,535	267,982
Add:
Impairments	—	—	—	2,006
Capitalized interest amortization	9,531	28,496	18,965	39,695

Adjusted home closings gross margin	$148,856	$293,356	$144,500	$309,683

Home closings gross margin as a percentage of home closings revenue	19.1%	19.9%	20.9%	21.0%
Adjusted home closings gross margin as a percentage of home closings revenue	20.4%	22.0%	24.1%	24.3%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Our home closings gross margin declined slightly in 2011 to $264.9 million, from $268.0 million in 2010. As a percentage of revenue, our home closings gross margin declined 210 bps, from 21.0% in 2010 to 19.9% in 2011.

In 2011, adjusted home closings gross margin decreased by 5.3% to $293.4 million in 2011, from $309.7 million in 2010, and as a percentage of home closings revenue decreased 230 bps, to 22.0%. The decline in adjusted home closings gross margin and home closings gross margin was driven primarily by the impact of purchase accounting on homes under construction at the date of Acquisition that subsequently closed by year end. These homes were impacted by both write-up and write-down adjustments. See “—Factors Affecting the Comparability of Results—The Acquisition and Financing Transactions and Basis of Presentation.”

East Region

The following table sets forth a reconciliation between our East region home closings gross margin and our East region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
East region home closings revenue	$237,654	$417,182	$179,528	$383,283
East region cost of home closings and impairments(a)	190,486	334,523	144,037	306,639

East region home closings gross margin	47,168	82,659	35,491	76,644
Add:
East region impairments	—	—	—	—
East region capitalized interest amortization	2,514	9,837	7,323	14,947

East region adjusted home closings gross margin	$49,682	$92,496	$42,814	$91,591

East region home closings gross margin as a percentage of home closings revenue	19.8%	19.8%	19.8%	20.0%
East region adjusted home closings gross margin as a percentage of home closings revenue	20.9%	22.1%	23.8%	23.9%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

East region home closings gross margin increased in 2011 to $82.7 million, from $76.6 million in 2010. As a percentage of revenue, East region home closings gross margin declined 20 bps, to 19.8% in 2011 from 20% in 2010.

East region adjusted home closings gross margin increased by 1.0%, to $92.5 million in 2011, from $91.6 million in 2010. The East region’s adjusted home closings gross margin percentage decreased 180 bps to 22.1% in 2011 compared to 23.9% in 2010. The decrease in adjusted home closings gross margin was primarily a result of the negative impact of purchase accounting on home inventory under construction at the date of the Acquisition. Decreased adjusted home closings gross margin related to purchase accounting adjustments for homes under construction totaled $7.9 million.

West Region

The following table sets forth a reconciliation between our West region home closings gross margin and our West region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
West region home closings revenue	$152,552	$294,810	$142,258	$319,641
West region cost of home closings and impairments(a)	129,654	252,122	122,468	271,735

West region home closings gross margin	22,898	42,688	19,790	47,906
Add:
West region impairments	—	—	—	2,006
West region capitalized interest amortization	1,895	12,649	10,754	24,748

West region adjusted home closings gross margin	$24,793	$55,337	$30,544	$74,660

West region home closings gross margin as a percentage of home closings revenue	15.0%	14.5%	13.9%	15.0%
West region adjusted home closings gross margin as a percentage of home closings revenue	16.3%	18.8%	21.5%	23.4%

(a)	Includes impairments attributable to write-downs of operating companies and interest amortized through cost of home closings.

West region home closings gross margin declined in 2011 to $42.7 million, from $47.9 million in 2010. As a percentage of revenue, West region home closings gross margin declined 50 bps, to 14.5% in 2011 from 15.0% in 2010.

West region adjusted home closings gross margin decreased by 25.9%, to $55.3 million in 2011, from $74.7 million in 2010. The decrease in both home closings gross margin and adjusted home closings gross margin was primarily a result of the decrease in homes closed as well as the impact of purchase accounting. The decrease in adjusted home closings gross margin percentage was 460 bps, to 18.8% in 2011 from 23.4% in 2010, and resulted primarily from the negative impact of purchase accounting on home inventory under construction at the date of the Acquisition. Decreased margin related to purchase accounting adjustments for homes under construction and over 50% complete at July 31, 2011 totaled $7.8 million. Additionally, the product mix of homes shifted from communities in our higher-margin California markets to our Phoenix markets.

Canada

The following table sets forth a reconciliation between our Canada home closings gross margin and our Canada adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
Canada home closings revenue	$341,010	$619,293	$278,283	$570,236
Canada cost of home closings and impairments(a)	271,761	479,717	207,956	426,805

Canada home closings gross margin	69,249	139,576	70,327	143,431
Add:
Canada impairments	—	—	—	—
Canada capitalized interest amortization	5,122	5,946	824	—

Canada adjusted home closings gross margin	$74,371	$145,522	$71,151	$143,431

Canada home closings gross margin as a percentage of home closings revenue	20.3%	22.5%	25.3%	25.2%
Canada adjusted home closings gross margin as a percentage of home closings revenue	21.8%	23.5%	25.6%	25.2%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Canada home closings gross margin declined in 2011 to $139.6 million, from $143.4 million in 2010. As a percentage of revenue, Canada home closings gross margin declined 270 bps, to 22.5% in 2011 from 25.2% in 2010.

Canada adjusted home closings gross margin increased by 1.5%, to $145.5 million in 2011, from $143.4 million in 2010. Adjusted home closings gross margin percentage decreased 170 bps to 23.5% in 2011 compared to 25.2% in 2010. The decrease in both home closings gross margin and adjusted home closings gross margin resulted primarily from increased land cost of sales related to the write-up of the Canadian assets through purchase accounting adjustments.

Land Closings Gross Margin

($ in thousands)	2011(1)			2010
	Total Land Closings Revenue	Land Closings Gross Margin	% of Revenue	Total Land Closings Revenue	Land Closings Gross Margin	% of Revenue
East	$22,531	$8,708	38.6%	$7,225	$4,161	57.6%
West	1,765	359	20.3	0	(523)	—
Canada	—	1	—	4,891	1,927	39.4

Total	$24,296	$9,068	37.3%	$12,116	$5,565	45.9%

(1)	Segment margin excludes minor adjustments booked at the corporate level.

Land closings gross margin is calculated using land closings revenue and cost of land closings excluding interest and inventory impairment on lots. Land closings gross margin increased by 62.9% from 2010 to 2011, from $5.6 million to $9.1 million and land closings gross margin as a percentage of revenue decreased 1,290 bps to 37.3%. Gross margin in lot sales at Steiner Ranch declined from 2010 to 2011 as a result of Acquisition-related purchase accounting adjustments to the carrying value of these lots.

Financial Services Gross Margin

	2011			2010
($ in thousands)	Total Financial Services Revenue	Financial Services Gross Margin	% of Revenue	Total Financial Services Revenue	Financial Services Gross Margin	% of Revenue
Total	$14,606	$6,293	43.1%	$12,591	$5,345	42.5%

Financial services gross margin increased by 17.7% to $6.2 million in 2011, from $5.3 million in 2010, and margin as a percentage of financial services revenue improved by 60 bps to 43.1%. The increase in gross margin was driven primarily by an increase in our closings volume and average loan amount, from 1,701 and $233,700, respectively, in 2010, to 1,512 and $250,100, respectively, in 2011. Additionally, our transition from broker to lender has created service release premiums revenue when loans are sold to a secondary market.

Impaired Communities

	As of December 31, 2010
($ in thousands)	Number of Communities(1)	Carrying Value Prior to Impairment	Fair Value	Impairment
East	—	$—	$—	$—
West	3	8,462	5,933	2,529
Canada	—	—	—	—

Total	3	$8,462	$5,933	$2,529

(1)	Total communities determined to have been impaired during the year.

During 2011, we did not record inventory impairments. During 2010, we recorded land impairment charges of $2.5 million.

Sales, Commissions and Other Marketing Costs

Sales, commissions and other marketing costs such as advertising and sales office expenses decreased 10.2% in 2011 to $76.4 million, from $85.1 million in 2010. Sales, commissions and other marketing costs as a percentage of total revenues decreased to 5.6% in 2011 from 6.6% in 2010. The decrease was related to cost savings and business optimization measures and the volume decrease in closings, which decreases commission expenses.

General and Administrative Expenses

General and administrative expenses, which represent corporate and divisional overhead expenses such as salaries and bonuses, occupancy, insurance and travel expenses, increased 3.6% to $68.6 million in 2011, from $66.2 million in 2010. General and administrative expenses as a percentage of total revenue decreased to 5.0% in 2011, compared to 5.1% in 2010. General and administrative expenses for 2011 reflect our continued concentrated efforts to control overhead expenses but were offset by increased professional expenses related to the Acquisition.

Equity in Net Income of Unconsolidated Entities

Equity in net income of unconsolidated entities, which consists of our share in the earnings or losses of entities not consolidated in our financial results, was $8.1 million in 2011, up $2.7 million from 2010. Our Canadian high-rise development activity occurs, to a large extent, through unconsolidated joint ventures. These projects, which are large in scale and can span several years from concept to completion, represent a large revenue stream that fluctuates and can cause wide variances in quarterly and annual income.

Interest Expense

Interest expense represents interest incurred, but not capitalized, on our long-term debt and other borrowings. During 2011 and 2010, non-capitalizable interest expense was $0 and $40.2 million, respectively. The decrease in expense year over year is a result of higher amount of active assets that qualify for interest capitalization and less overall interest incurred.

Other Income and Other Expense

Other income was $13.0 million in 2011, compared to $10.8 million in 2010. Other income is derived primarily from the operations of our captive insurance company. Other expense was $4.7 million in 2011 compared to $13.2 million in 2010. Other expense includes insurance losses related to our captive insurance company, pre-Acquisition costs for projects not undertaken and carrying costs of our inventory held for long-term development.

Income Tax

Income tax expense for 2011 was $24.9 million compared to a benefit of $1.8 million in 2010. Our Canadian operations generated taxable income in each period and recorded tax expense at their effective rate. The U.S. operations recorded benefits in each period primarily related to reversal of prior uncertain tax positions under ASC Topic 740, “Income Taxes” that became effectively settled during the periods.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Average Active Selling Communities

	Year Ended December 31,
	2010	2009	% Change
East	79.2	90.3	(12.3)%
West	48.1	60.8	(20.9)
Canada	15.6	16.6	(5.9)
Subtotal	143.0	167.7	(14.8)

Unconsolidated joint ventures(1)	5.8	4.2	38.0

Total	148.7	171.9	(13.5)%

(1)	Represents the average number of total communities in which our joint ventures were actively selling over such period.

Active selling communities decreased 13.5% from 2010 to 2011. The decrease was largest in the West region, reflecting our usual approach of repositioning our land portfolio in attractive submarkets that we believe have better access to schools, shopping, recreation and transportation facilities. See“—Strategy.”

Net Sales Orders

	Net Sales Orders(1) Year Ended December 31,
	Net Homes Sold			Value (in thousands)			Average Selling Price
	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change
East	1,405	1,887	(25.5)%	$366,102	$465,122	(21.3)%	$261	$246	5.7%
West	914	1,530	(40.3)	290,198	433,766	(33.1)	318	284	12.0
Canada	1,028	1,564	(34.3)	448,938	553,553	(18.9)	437	354	23.4

Subtotal/weighted average	3,347	4,981	(32.8)	1,105,238	1,452,442	(23.9)	330	292	13.2
Unconsolidated joint ventures(2)	343	234	46.7	55,961	34,356	62.9	163	147	11.0

Total/weighted average	3,690	5,215	(29.2)%	$1,161,199	$1,486,798	(21.9)%	$315	$285	10.4%

	Sales Order Cancellations Year Ended December 31,
	Cancelled Sales Orders		Cancellation Rate(3)
	2010	2009	2010	2009
East	403	578	22.3%	23.4%
West	217	301	19.2	16.4
Canada	24	10	2.3	0.6

Subtotal/weighted average	644	889	16.1	15.1
Unconsolidated joint ventures(2)	1	9	0.3	3.5

Total/weighted average	645	898	14.9%	14.7%

(1)	Net sales orders represent the number and dollar value of new sales contracts executed with customers (gross sales orders), net of cancelled sales orders. High-rise sales are not recognized until a building is approved for construction. High-rise sales typically do not close in the year sold.
(2)	Includes only our proportionate share of unconsolidated joint ventures.
(3)	Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.

The value of net sales orders, including unconsolidated joint venture net sales orders, decreased 21.9%, to $1.2 billion (3,690 homes) in 2010, from $1.5 billion (5,215 homes) in 2009. The number of net sales orders decreased 29.2% in 2010 compared to 2009. These results were attributable to continued decreases in demand in the market, resulting in fewer home sales in our existing communities.

The value of net sales orders decreased in our markets in 2010, with the largest percentage decrease occurring in the West region due to weak demand in the Arizona market and a decrease in average actual selling communities of 20.9%. As discussed above, consistent with our ordinary course land inventory management, the West region focused during 2010 on repositioning its land portfolio and moved to close out of less desirable submarkets. Fluctuations in the value of net sales orders were primarily due to the change in the number of homes sold in each respective region.

The average price of our net sales orders, including unconsolidated joint ventures, in 2010 was $315,000, an increase of 10.4% from the $285,000 average in 2009, due largely to changes in product mix.

Our annual sales order cancellation rate, including unconsolidated joint ventures, slightly increased from 14.7% in 2009 to 14.9% in 2010. The sales order cancellation rate depends largely on the strength of the overall economy and our homebuyers’ financial positions.

Sales Order Backlog

	Sales Order Backlog(1) As of December 31,
	Homes in Backlog			Value (in thousands)			Average Selling Price
	2010	2009	Change	2010	2009	Change	2010	2009	Change
East	310	451	(31.3)%	$103,483	$134,631	(23.1)%	$334	$299	11.8%
West	193	313	(38.3)	67,020	99,969	(33.0)	347	319	8.7
Canada	1,562	2,102	(25.7)	542,783	638,364	(15.0)	347	304	14.4

Subtotal	2,065	2,866	(27.9)	713,287	872,964	(18.3)	345	305	13.4
Unconsolidated joint ventures(2)	691	351	96.9	217,715	101,146	115.2	315	289	9.3

Total	2,756	3,216	(14.3)%	$931,002	$974,110	(4.4)%	$338	$303	11.5%

(1)	Sales order backlog represents homes under contract but not yet closed at the end of the period. Some of the contracts in our sales order backlog are subject to contingencies including mortgage loan approval and buyers selling their existing homes, which can result in cancellations.
(2)	Includes only our proportionate share of unconsolidated joint ventures.

Our homes in backlog at December 31, 2010 decreased 14.3% from the prior year primarily due to 13.5% fewer actual active selling communities and 29.2% fewer sales during 2010.

Home Closings Revenue

	Home Closings Revenue(1) Year Ended December 31,
	Homes Closed			Value (in thousands)					Average Selling Price
	2010	2009	Change	2010		2009		Change	2010	2009	Change
East	1,539	1,889	(18.5)%	$383,283		$450,111		(14.8)%	$249	$238	4.5%
West	1,031	1,458	(29.3)	319,641		397,750		(19.6)	310	273	13.6
Canada	1,567	1,087	44.2	570,236		376,220		51.6	364	346	5.1

Subtotal	4,137	4,434	(6.7)	1,273,160		1,224,082		4.0	308	276	11.5
Unconsolidated joint ventures(2)	3	321	(99.1)	1,779	(3)	61,552	(3)	(97.1)	593	192	209.3

Total	4,140	4,755	(12.9)%	$1,274,939		$1,285,634		(0.8)%	$308	$270	13.9%

(1)	Home closings revenue represents homes where possession has transferred to the buyer and no further material obligation exists for the Company.
(2)	Includes only our proportionate share of unconsolidated joint ventures.
(3)	Unconsolidated joint venture revenue is not reported as revenue but is recorded through income of unconsolidated entities. Included here for information only.

Home closings revenue rose in 2010 to $1,273.2 million, from $1,224.1 million in 2009. Home closings revenue, including unconsolidated joint venture home closings revenue, was $1,274.9 million in 2010, down slightly from $1,285.6 million in 2009. The average selling price of homes closed during 2010 was $308,000, up 13.9% from the $270,000 average in 2009. During 2010, home closings revenue significantly increased in Canada and decreased in U.S. markets. These increases resulted primarily from the generally strong sales of in both the single-family and high-rise products in the Canada region, attributable to robust economic conditions and home sales demand during the time period.

East region home closings revenue decreased 14.8% in 2010 compared to 2009, primarily due to 350 fewer home closings in 2010, with the largest decrease occurring in North Florida and Houston. West region home closings revenue decreased 19.6% in 2010 compared to 2009, on a decrease in home closings of 29.3%, primarily related to a 20.9% decrease in active selling communities available for sale. Canada home closings revenue, including unconsolidated joint venture home closing revenue, increased 30.7% in 2010 compared to 2009, primarily due to an increase in single-family closings due to increased demand.

Land Closings Revenue

	Land Closings Revenue Year Ended December 31,
	Value (in thousands)
	2010	2009	Change
East	$7,225	$9,150	(21.0)%
West	—	4,356	n/a
Canada	4,891	11,461	(57.3)

Total	$12,116	$24,967	(51.5)%

Land closings revenue decreased 51.5% to $12.1 million in 2010, from $25.0 million in 2009. Land and lot sales occur at unpredictable intervals and varying degrees of profitability. Revenue and gross margin from land closings accordingly fluctuate from period to period. In 2010, lot sale opportunities were evaluated in light of market conditions, and raw land was progressed through the entitlement process to create higher value in contemplation of possible future constraints in lot supply.

Home Closings Gross Margin

The following table sets forth a reconciliation between our home closings gross margin and our adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Predecessor
	Year Ended December 31,
(in thousands, except for percentage data)	2010	2009
Home closings revenue	$1,273,160	$1,224,082
Cost of home closings and impairments(a)	1,005,178	1,075,290

Home closings gross margin	267,982	148,792
Add:
Impairments	2,006	71,595
Capitalized interest amortization	39,695	44,765

Adjusted home closings gross margin	$309,683	$265,152

Home closings gross margin as a percentage of home closings revenue	21.0%	12.2%
Adjusted home closings gross margin as a percentage of home closings revenue	24.3%	21.7%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Our home closings gross margin increased in 2010 to $268.0 million, from $148.8 million in 2009. As a percentage of revenue, our home closings gross margin increased 880 bps, to 21.0% in 2010 from 12.2% in 2009. The increase in home closings gross margin was due to the higher average home selling price and the reduction in impairments in 2010.

Adjusted home closings gross margin increased from 2009 to 2010 by 16.8% to $309.7 million, from $265.2 million in 2009, and as a percentage of home closings revenue, increased 260 bps to 24.3%. The increase in home closings gross margin is due to the change in mix of homes closed in all divisions to higher-priced, higher-margin homes.

East Region

The following table sets forth a reconciliation between our East region home closings gross margin and our East region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Predecessor
	Year Ended December 31,
($ in thousands)	2010	2009
East region home closings revenue	$383,283	$450,111
East region cost of home closings and impairments(a)	306,639	411,934

East region home closings gross margin	76,644	38,177
Add:
East region impairments	—	17,797
East region capitalized interest amortization	14,947	18,139

East region adjusted home closings gross margin	$91,591	$74,113

East region home closings gross margin as a percentage of home closings revenue	20.0%	8.5%
East region adjusted home closings gross margin as a percentage of home closings revenue	23.9%	16.5%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

East region home closings gross margin increased in 2010 to $76.6 million, from $38.2 million in 2009. As a percentage of revenue, East region home closings gross margin increased 1200 bps, to 20.0% in 2010 from 8.5% in 2009. The increase was attributable to the absence of impairments and lower amortization of capitalized interest in 2010, as well as the closing out of less desirable submarkets and a shift in our product mix. The dispositions were consistent with our overall land inventory strategy. We reviewed certain parcels in West Florida and determined that, based on our evaluation of infrastructure and financial factors, the parcels should be sold rather than developed for near-term homebuilding.

The East region reported adjusted home closings gross margin of $91.6 million in 2010, compared to adjusted home closings gross margin of $74.1 million in 2009. The East region’s adjusted home closings gross margin percentage increased 740 bps in 2010 compared to 2009. The increase resulted primarily from our closing out of less desirable submarkets in the East region and a shift in our product mix.

West Region

The following table sets forth a reconciliation between our West region home closings gross margin and our West region adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Predecessor
	Year Ended December 31,
($ in thousands)	2010	2009
West region home closings revenue	$319,641	$397,750
West region cost of home closings and impairments(a)	271,735	392,206

West region home closings gross margin	47,906	5,544
Add:
West region impairments	2,006	51,977
West region capitalized interest amortization	24,748	25,440

West region adjusted home closings gross margin	$74,660	$82,961

West region home closings gross margin as a percentage of home closings revenue	15.0%	1.4%
West region adjusted home closings gross margin as a percentage of home closings revenue	23.4%	20.9%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

West region home closings gross margin increased in 2010 to $47.9 million, from $5.5 million in 2009. As a percentage of revenue, West region home closings gross margin increased 1360 bps, to 15.0% in 2010 from 1.4% in 2009. The increase in home closings gross margin was due in large part to impairment charges taken in 2009 that were lower in 2010.

The West region reported adjusted home closings gross margin of $74.7 million in 2010, compared to $83.0 million in 2009 due to the home closings decrease of 427 units. Adjusted home closings gross margin as a percentage of revenue, however, increased 250 bps in 2010 compared to 2009. The increase was a result of higher margins primarily in California, with some improvement in Arizona as the region continued to work through impaired low margin communities.

Canada

The following table sets forth a reconciliation between our Canada home closings gross margin and our Canada adjusted home closings gross margin. See “—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

	Predecessor
	Year Ended December 31,
($ in thousands)	2010	2009
Canada home closings revenue	$570,236	$376,220
Canada cost of home closings and impairments(a)	426,805	271,149

Canada home closings gross margin	143,431	105,071
Add:
Canada impairments	—	1,821
Canada capitalized interest amortization	—	1,186

Canada adjusted home closings gross margin	$143,431	$108,078

Canada home closings gross margin as a percentage of home closings revenue	25.2%	27.9%
Canada adjusted home closings gross margin as a percentage of home closings revenue	25.2%	28.7%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through cost of home closings.

Canada home closings gross margin increased in 2010 to $143.4 million, from $105.1 million in 2009. As a percentage of revenue, Canada home closings gross margin declined 270 bps, from 27.9% in 2009 to 25.2% in 2010.

The Canada region reported adjusted home closings gross margin of $143.4 million in 2010 compared to adjusted home closings gross margin of $108.1 million in 2009. Adjusted home closings gross margin as a percent of revenue decreased 350 bps in 2010 compared to 2009. Changes to both adjusted and unadjusted home closings gross margin were primarily due to favorable changes in product mix.

Land Closings Gross Margin

($ in thousands)	2010			2009
	Total Land Closings Revenue	Land Closings Gross Margin	% of Revenue	Total Land Closings Revenue	Land Closings Gross Margin	% of Revenue
East	$7,225	$4,161	57.6%	$9,150	$5,495	60.2%
West	—	(523)	—	4,356	(7,063)	(162.1)%
Canada	4,891	1,927	39.4%	11,461	5,689	49.6%

Total	$12,116	$5,565	45.9%	$24,967	$4,122	16.5%

Land closings gross margin decreased by 35.0% from 2009 to 2010, and land closings gross margin as a percentage of revenue decreased by 3,370 bps. In the United States, 2009 land closings revenue was primarily generated by sales in our consolidated Steiner Ranch Joint Venture in Austin, Texas as well as by lot sales in other divisions as a result of certain sales of non-strategic assets. The 2009 loss in the West region was the result of a sale of an asset in the Central Valley of California.

Financial Services Gross Margin

	2010			2009
($ in thousands)	Total Financial Services Revenue	Financial Services Gross Margin	% of Revenue	Total Financial Services Revenue	Financial Services Gross Margin	% of Revenue
Total	$12,591	$5,345	42.5%	$13,415	$7,146	53.3%

Financial services gross margin decreased by 25.2% to $5.3 million in 2010 from $7.1 million in 2009 and margin as a percentage of financial services revenue declined by 1,080 bps. The decrease in gross margin was driven primarily by a decrease in our closings volume and average loan amount, from 2,328 and $215,000, respectively, in 2009, to 1,701 and $233,700, respectively, in 2010.

Impaired Communities

	As of December 31, 2010				As of December 31, 2009
($ in thousands)	Number of Communities(1)	Carrying Value Prior to Impairment	Fair Value	Impairment	Number of Communities(1)	Carrying Value Prior to Impairment	Fair Value	Impairment
East	—	$—	$—	$—	18	$52,990	$34,002	$18,988
West	3	8,462	5,933	2,529	16	161,507	106,877	54,630
Canada	—	—	—	—	1	8,990	7,169	1,821

Total	3	$8,462	$5,933	$2,529	35	$223,487	$148,048	$75,439

(1)	Total communities determined to have been impaired during the year.

Inventory Impairments and Land Option Cost Write-Offs

	Year Ended December 31,
	2010			2009
	Inventory Impairments	Land Option Cost Write-Offs	Total	Inventory Impairments	Land Option Cost Write-Offs	Total
	(in thousands)
East	$—	$—	$—	$18,988	$2,802	$21,790
West	2,529	1,525	4,054	54,630	—	54,630
Canada	—	—	—	1,821	—	1,821

Total	$2,529	$1,525	$4,054	$75,439	$2,802	$78,241

During 2010, our impairment analysis reflected our expectation of continued challenging conditions and uncertainties in the homebuilding industry and in our markets.

Through our 2010 and 2009 impairment evaluation processes, we determined that communities with carrying values, prior to impairment, of $8.5 million and $223.5 million, respectively, were impaired. We recorded total inventory impairment charges of $2.5 million and $75.4 million during 2010 and 2009, respectively.

Based on our quarterly reviews of land and lot option contracts, we wrote off earnest money deposits and pre-acquisition costs related to contracts for land or lots that were not expected to be acquired. During 2010 and 2009, we wrote off $1.5 million and $2.8 million, respectively, of earnest money deposits and pre-acquisition costs related to land option contracts.

Inventory impairment charges reduced total gross margin as a percentage of total revenues by approximately 0.3% in 2010, compared to 6.2% in 2009.

Sales, Commissions and Other Marketing Costs

Sales, commissions and other marketing costs such as advertising and sales office expenses decreased by 15.3% to $85.1 million in 2010 from $100.5 million in 2009. Sales, commissions and other marketing costs as a percentage of total revenues decreased to 6.6% in 2010 from 8.0% in 2009. These decreases were primarily the result of a decrease in the number of closings, and reductions in our sales and marketing programs across our markets.

General and Administrative Expenses

General and administrative expenses decreased to $66.2 million in 2010 from $71.3 million in 2009. General and administrative expenses as a percentage of total revenue decreased to 5.1% in 2010 as compared to 5.6% in 2009 as a result of reduced staffing levels.

Equity in Net Income of Unconsolidated Entities

Equity in net income of unconsolidated entities was $5.3 million in 2010 compared to $0.3 million in 2009, primarily as a result of increases in income from our Canadian joint ventures.

Interest Expense, Net

Interest expense is comprised of interest incurred, but not capitalized, on our long-term debt and other borrowings. During 2010 and 2009, non-capitalizable interest expense was $40.2 and $20.7 million, respectively. The increase in expense year over year is a result of lower amount of active assets that qualify for interest capitalization.

Other Expense and Other Income

Other income was $10.8 million in 2010, compared to $24.5 million in 2009. The largest component of other income in both years was our captive insurance company. Other expense was $13.2 million in 2010 compared to $25.7 million in 2009.

Income Taxes

Income tax benefit for 2010 was $1.8 million compared benefit of $35.4 million in 2009. Our Canadian operations generated taxable income in each period and recorded tax expense at their effective rate. The U.S. operations recorded a tax benefit in each period. In 2010 this benefit related primarily to the reversal of prior uncertain tax positions while in 2009 the carryback of taxable losses to prior periods generated income tax refunds recorded as benefit.

Overview of Capital Resources and Liquidity

Our principal uses of capital in 2011 and the first nine months of 2012 were operating expenses, lot development, home construction, income taxes, investments in joint ventures, land and property purchases, interest costs on our indebtedness and the payment of various liabilities. Historically, we have used a combination of capital contributions and intercompany borrowings from our former parent, Taylor Wimpey plc, and funds generated by operations to meet our short-term working capital requirements. Cash flows for each of our communities depend on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plats, vertical development, construction of model homes, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home closes, we incur significant cash outflows prior to recognition of earnings. In the later stages of a community, cash inflows may significantly exceed earnings reported for financial statement purposes, as the costs associated with home and land construction were previously incurred.

We have in place strict controls and a defined strategy for cash management, particularly as related to cash outlays for land and inventory development. Among other things, we require multiple party account control and authorizations for payments. We had $158.4 million of cash provided by operating activities for 2011 and $158.4 million of cash used in operating activities in the first nine months of 2012. We financed the cash used in the first nine months of 2012 through the sale of our senior notes.

Since the Acquisition, we have primarily funded our cash needs from cash from operations and cash generated from our offerings of senior notes, and have had minimal draws on our Revolving Credit Facility. Our need for letters of credit has been primarily fulfilled through the TD Facility and the HSBC Facility, which are discussed in more detail below. We believe that our solid balance sheet and liquidity position will allow us to be flexible in reacting to changing market conditions.

After giving effect to this offering and the application of the net proceeds from this offering, we believe that we can fund our cash needs for planned and projected operations for the next twelve months from cash on hand and cash generated from operations and borrowings under our Revolving Credit Facility. Depending upon future homebuilding market conditions and our expectations for these conditions, we may use a portion of our cash and cash equivalents to take advantage of land opportunities. We intend to maintain adequate liquidity and balance sheet strength, and we will continue to evaluate opportunities to access the capital markets as they become available. Following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions. We would expect to use the proceeds of any such financing for general corporate purposes and to fund future growth.

Capital Resources

Cash and Cash Equivalents

As of September 30, 2012, we had available cash and cash equivalents of $412.8 million. Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term, highly liquid investments. We consider all highly liquid investments with original maturities of 90 days or less, such as certificates of deposit, money market funds, and commercial paper, to be cash equivalents. Non-interest-bearing cash accounts are temporarily guaranteed for an unlimited amount, through December 31, 2012, and all other cash accounts are insured for up to $250,000.

The amount of cash and cash equivalents held by foreign subsidiaries as of September 30, 2012 was $130.7 million. While all of such cash and cash equivalents are readily convertible into U.S. dollars, we would be required to accrue and pay taxes to repatriate those funds to the U.S. Historically we have not generally repatriated such funds, since we generally have used such funds in our Canadian business. However, we may in the future repatriate such funds to the U.S.

Revolving Credit Facility

We have the ability to finance working capital and other needs by drawing on the Revolving Credit Facility. Borrowings under our Revolving Credit Facility may be made in U.S. dollars and in Canadian dollars (subject to a U.S. $15.0 million sublimit) and bear interest based upon either a LIBOR or CDOR interest rate option, as applicable, or a base rate or Canada prime rate option, as applicable, as selected by the borrowers plus, in each case, an applicable margin. The Revolving Credit Facility matures on July 13, 2016. The applicable margin for (a) any

Eurodollar Rate Loan or CDOR Rate Loan is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than three months and (b) any Base Rate Loan or Canadian Prime Rate Loan, 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitments under the Revolving Credit Facility (whether drawn or undrawn), payable quarterly in arrears, and subject to a 25 basis point reduction based upon the achievement of a specified capitalization ratio. The borrowers have the right to make “amend and extend” offers to lenders of a particular class. As of September 30, 2012, there was no debt outstanding under the Revolving Credit Facility.

Under the terms of the Revolving Credit Facility, we have the ability to issue letters of credit. Borrowing availability is reduced by the amount of letters of credit outstanding. As of September 30, 2012, there were $5.4 million of letters of credit outstanding under the Revolving Credit Facility leaving $119.6 million of availability for borrowing. As of December 31, 2012, we had increased the total amount of commitments under the Revolving Credit Facility from $125.0 million to $225.0 million and borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of Darling, leaving $163.8 million of availability. See “Summary—Recent Developments.”

The Revolving Credit Facility contains certain “springing” financial covenants. In the event that, either there are (a) any loans outstanding thereunder on the last day of any fiscal quarter or on more than five separate days of such fiscal quarter or (b) any unreimbursed letters of credit thereunder on the last day of such fiscal quarter or for more than five consecutive days of such fiscal quarter, we will be required to, in respect of such fiscal quarter, comply with a maximum capitalization ratio test as well as a minimum interest coverage ratio test. As of September 30, 2012, our capitalization ratio (as defined in the Revolving Credit Facility) was 49% (compared with the requirement not to exceed 60%) while our interest coverage ratio (as defined in the Revolving Credit Facility) for the twelve-month period then ended was 2.7 to 1.0 (compared with the requirement not to fall below 1.75 to 1.0). For purposes of determining compliance with the financial covenants for any fiscal quarter, TMM may exercise an equity cure by issuing certain permitted securities for cash or otherwise receiving cash contributions to its capital that will, upon the contribution of such cash to TMC and/or Monarch Corporation, be included in the calculation of consolidated adjusted EBITDA and consolidated total capitalization. The equity cure right may not be exercised more than twice in any period of four consecutive fiscal quarters and may not be exercised more than five times during the term of the facility.

Senior Notes

On April 13, 2012, the Operating Subsidiaries issued $550.0 million in aggregate principal amount of 7.750% Senior Notes due 2020. A portion of the net proceeds of the senior notes was used to repay $350.0 million of the Sponsor Loan and the remainder was used for general corporate purposes. The senior notes are unsecured and guaranteed by TMM and certain of TMM’s domestic subsidiaries. On August 21, 2012, the Operating Subsidiaries issued an additional $125.0 million in aggregate principal amount of the senior notes under the same indenture.

The indenture governing the senior notes contains covenants that limit the ability of the Operating Subsidiaries, TMM and certain of their subsidiaries to, among other things, sell assets, pay dividends or make other distributions on capital stock or make payments in respect of subordinated indebtedness, make investments, incur additional indebtedness or issue preferred stock, create certain liens, enter into agreements that restrict dividends or other payments from certain restricted subsidiaries, consolidate, merge or transfer all or substantially all of their assets, engage in transactions with affiliates and create additional, unrestricted subsidiaries. The senior notes are also subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the senior notes indenture). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. The senior notes do not have any registration rights.

The senior notes mature on April 15, 2020. Interest on the senior notes accrues at the rate of 7.750% per annum and is payable semiannually in arrears on April 15 and October 15 of each year.

We may redeem some or all of the senior notes at any time prior to April 15, 2015, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date. On or after April 15, 2015, we may also redeem some or all of the notes at the redemption prices specified in the indenture relating to the senior notes.

At any time prior to April 15, 2015, we may also redeem up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of this offering and other equity offerings, at a redemption price equal to 103.875% (if the redemption occurs prior to April 15, 2013) or 107.750% (if the redemption occurs on or after April 15, 2013) of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Mortgage Company Loan Facilities

TMHF has entered into an agreement with Flagstar Bank (the “Flagstar Facility”), as agent and representative for itself and other buyers of our held-for-sale mortgages named in such agreement. The purpose of the Flagstar Facility is to finance the origination of up to $30 million of mortgage loans at any one time by TMHF, subject to certain sublimits, with a temporary accordion feature subject to approval by Flagstar, which allows for borrowings in excess of the total availability under the facility. Borrowings under the facility are accounted for as a secured borrowing under ASC Topic 860, “Transfers and Servicing.” The Flagstar Facility is terminable by either party with 30 days’ notice and bears interest at a rate of LIBOR plus 2.5% per annum, with a minimum floor of 3.95% per annum. Borrowings under this facility are paid back with proceeds received when mortgages are sold to Flagstar Bank, or to other approved lenders subject to certain sublimits. In 2011, loans originated by TMHF remained on the Flagstar Facility warehouse line for an average of 10 days, before being sold either to Flagstar Bank or other approved lenders. The Flagstar Facility does not have a scheduled maturity date but is subject to an annual renewal process, which was last completed in December 2012. As of September 30, 2012, there was $27.7 million in outstanding borrowings under the Flagstar Facility.

In December 2011, TMHF entered into a mortgage warehouse loan letter agreement with Comerica Bank (the “Comerica Facility”). The purpose of the Comerica Facility is to finance the origination of up to $30.0 million of mortgage loans at any one time by TMHF, subject to certain sublimits. Borrowings under this facility are accounted for as a secured borrowing under ASC Topic 860. The Comerica Facility bears interest at a rate of daily adjusting LIBOR plus 2.5% per annum with a minimum floor of 3.75% per annum. Borrowings under the Comerica Facility are paid back with proceeds received when our mortgages are sold to approved lenders participating in the Comerica Facility. As of September 30, 2012, there was $8.2 million in outstanding borrowings under the Comerica Facility. The Comerica Facility matures on October 29, 2013 (subject to an annual renewal process).

Letters of Credit, Surety Bonds and Financial Guarantees

We are often required to provide letters of credit and surety bonds to secure our performance under construction contracts, development agreements and other arrangements. The amount of such obligations outstanding at any time varies in accordance with our pending development activities. In the event any such bonds or letters of credit are drawn upon, we would be obligated to reimburse the issuer of such bonds or letters of credit. In addition, Monarch Corporation will typically provide guarantees of the financing debt of the joint ventures through which Monarch Corporation operates, which guarantees may be secured.

Under these letters of credit, surety bonds and financial guarantees, we are committed to perform certain development and construction activities and provide certain guarantees in the normal course of business.

Outstanding letters of credit, surety bonds and financial guarantees under these arrangements, including letters of credit issued under the TD Facility and HSBC Facility (as described below) and our share of responsibility for financial guarantee arrangements with our joint ventures, totaled $256.1 million as of September 30, 2012. Although significant development and construction activities have been completed related to these site improvements, the letters of credit and surety bonds are not generally released until all development and construction activities are completed. We do not believe that it is probable that any outstanding letters of credit or surety bonds, letters of credit or financial guarantees as of September 30, 2012 will be drawn upon.

Monarch Corporation is party to a credit facility with The Toronto-Dominion Bank, which we refer to as the “TD Facility.” The TD Facility provides revolving operating facilities (including letters of credit) of up to CAD $100.0 million (or its U.S. dollar equivalent) to provide direct and letter of credit financing in support of Monarch Corporation’s projects. Under the terms of the TD Facility, the first $80.0 million drawn under the facility is secured by liens over the interests of Monarch Corporation in certain Canadian real property. Amounts drawn above CAD $80.0 million are secured with cash. As of September 30, 2012, there were CAD $64.2 million letters of credit outstanding under the TD Facility.

Monarch Corporation is also party to a credit facility with HSBC Bank Canada, which we refer to as the “HSBC Facility.” The HSBC Facility provides a partially revolving letter of credit facility of up to CAD $24.2 million (reduced from $25.6 million as of September 30, 2012) in support of Monarch Corporation’s construction projects. Under the terms of the HSBC Facility, amounts drawn under this facility are secured by liens over the interests of Monarch Corporation in certain Canadian real property or cash. As of September 30, 2012, there were CAD $25.6 million letters of credit outstanding under the HSBC Facility.

Each of the TD Facility and the HSBC Facility is scheduled to expire on June 30, 2013.

The TD Facility and HSBC Facility contain certain financial covenants. We are required to maintain a minimum net equity and a minimum debt-to-equity ratio as well as maintain an interest coverage ratio. As of September 30, 2012, our net equity, as defined in the TD Facility and the HSBC Facility, was $346.8 million (compared with the minimum requirement of $250 million), our debt-to-equity ratio was 91% (compared with the requirement not to exceed 125%) while our interest coverage ratio is only calculated annually (the requirement is not to fall below 2.50 to 1.0). As of September 30, 2012, our interest coverage ratio was 2.7 to 1.0. Violations of the financial covenants in the TD Facility and HSBC Facility, if not waived by the lenders or cured, could result in acceleration by the lenders. In the event these violations were not waived by the lenders or cured, the violations could also result in a default under the Company’s other indebtedness. As of September 30, 2012, we were in compliance with all of the covenants under the TD Facility and HSBC Facility.

For additional detail on all of the above facilities, see “Description of Certain Indebtedness.”

Other Loans Payable and Other Borrowings

Other loans payable and other borrowings as of September 30, 2012 consist of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. We estimate that approximately $30.0 million of the loans are scheduled to be repaid in the next 12 months, which we expect to repay from available cash. The weighted average interest rate on $50.5 million of the loans as of September 30, 2012 was 3.0% per annum, and $65.5 million of the loans were non-interest bearing. As of September 30, 2012, loans payable increased by an estimated $37.8 million compared to December 31, 2011 primarily due to the closing of a transaction under a land purchase contract with seller financing.

Operating Cash Flow Activities

Our net cash used in operating activities amounted to $158.4 million for the nine months ended September 30, 2012 compared to $20.5 million provided by operating activities for the nine months ended

September 30, 2011. The primary cause of our increase in cash used in operating activities was our increased purchases of land inventory. These purchases were primarily funded with proceeds from the senior notes issuances.

Our net cash provided by (used in) operating activities amounted to $158.4 million in 2011, $(8.4) million in 2010 and $126.2 million in 2009. The primary cause of the increase in operating cash flows in 2011 versus 2010 was our decreased purchases of land inventory. Taylor Wimpey plc reduced funding for our land inventory purchases in the period leading up to the Acquisition on July 13, 2011, resulting in less spending in that year on land inventory and land deposits. Throughout 2011, Taylor Wimpey plc reduced spending on land as part of a comprehensive sale process to minimize its ongoing cash investments in its North American business. Operating cash flows decreased in 2010 versus 2009 primarily due to increased land inventory purchases in 2010. The purchases were funded through increased borrowings from Taylor Wimpey plc. In addition, we had somewhat higher receivable amounts in 2010 from Canadian joint venture partners due to the timing of the closing of certain high rise units, the timing of the receipt of payments related to certain domestic land infrastructure development projects and the timing of the receipt of reimbursement, related to Chinese drywall claims. These items were partially offset by the receipt in 2010 of certain income tax receivables from 2009 generated by carrying back U.S. operating losses to prior periods and receiving cash refunds. Receivables decreased in 2010 as our Canadian operations funded certain construction projects of their joint ventures by creating receivables to be settled with the consummation of the projects and those receivables were reversed in 2010. Customer deposits were larger during 2011 as we closed two wholly owned high-rise towers and were able to recognize the deposits relating to those towers as income. Accounts payable in 2009 were reduced in the United States as the number of home closings and related construction payables declined from 2008 in the deteriorating market. Subsequent year amounts reflect the stabilizing number of deliveries made by us and construction payables on similar year-over-year closings.

Investing Cash Flow Activities

Net cash used in investing activities was $7.4 million and $5.8 million for the nine months ended September 30, 2012 and 2011, respectively. The increase in cash used in 2012 was primarily the result of an increase in investments in unconsolidated entities as we continue to fund existing joint venture operations, primarily in our Canada region.

Net cash used in investing activities was $5.3 million in 2011, compared to net cash provided by investing activities of $51.0 million in 2010 and used in investing activities of $54.8 million in 2009. The net cash provided and used in 2010 and 2009, respectively, was primarily the result of changes in restricted cash from our Canadian operations.

Financing Cash Flow Activities

Net cash provided by financing activities totaled $293.5 million and used of $17.2 million for the nine months ending September 30, 2012 and 2011, respectively. Net cash provided in 2012 was primarily due to the net increase in long-term debt in connection with the $550 million senior notes issuance in April 2012 and the subsequent offering of $125 million senior notes, which was offset by a repayment of $350 million of the Sponsor Loan. In 2011 we increased our borrowings from our Taylor Wimpey plc as part of their cash management program to support their investment in North American operations.

Net cash used in financing activities totaled $29.3 million, $72.4 million and $140.5 million in 2011, 2010 and 2009, respectively. Net cash used in all periods is primarily driven by the return of cash from our North American operations to our former parent company and to our Principal Equityholders after the Acquisition.

Contractual Cash Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

Our primary contractual cash obligations are payments under our debt agreements and lease payments under our operating leases. Purchase obligations of our homebuilding operations represent specific performance requirements under purchase agreements for land in Canada and purchase agreements for land in the United States. We expect to fund our contractual obligations in the ordinary course of business through a combination of our existing cash resources, cash flows generated from operations, renewed or amended mortgage repurchase facilities and, if needed or believed advantageous, the issuance of new debt or equity securities through the public capital markets as market conditions may permit.

The following is a summary of our contractual obligations as of September 30, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period (in thousands)
	Totals	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$21,629	$1,696	$9,678	$7,662	$2,592
Topic 740 obligations incl. interest and penalties(1)	113,316	—	102,457	10,859	—
Land purchase contracts(2)	283,508	96,674	175,981	—	10,853
Debt outstanding(3)	827,175	65,863	49,469	28,439	683,404
Estimated interest expense(4)	374,807	55,900	163,339	104,943	50,625

Totals	$1,620,435	$220,233	$500,924	$151,903	$747,474

(1)	We are currently under examination by various taxing jurisdictions with respect to our carry back of net operating losses in our historical tax returns. Our former parent Taylor Wimpey plc has indemnified us for amounts payable in respect of these additional taxes. See “Risk Factors—We may not be able to use certain net operating loss carry backs, which may result in our having to pay substantial taxes.”
(2)	Represents remaining purchase price due under full-recourse land purchase contracts.
(3)	In April 2012, we completed the offering of $550.0 million of our senior notes and used the proceeds of that offering to repay $350.0 million of the then outstanding Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be contributed or transferred to TMM or its subsidiaries, and in return those affiliates received additional equity interests in TMM. In August 2012, we also issued a further $125.0 million of senior notes at an issue price of 105.5% plus accrued interest from and including April 13, 2012. As of September 30, 2012, we had a total of $791.3 million of long-term debt outstanding, consisting of $675.0 million of senior notes, which are due in 2020 and $116.4 million of other long-term indebtedness. Of the $116.4 million, $30.0 million matures in less than one year and $49.5 million matures in one to three years. Includes $35.9 million of debt of TMHF. Scheduled maturities of certain loans and other borrowings as of September 30, 2012 reflect estimates of anticipated lot take-downs associated with such loans.
(4)	Estimated interest expense amounts for debt outstanding at the contractual interest rate.

We do not engage in commodity trading or other similar activities. We had no derivative financial instruments at December 31, 2011 or September 30, 2012.

The following table summarizes our letters of credit, surety bonds and financial guarantees of joint ventures as of the dates indicated.

	As of September 30,		As of December 31,
(in thousands)	2012	2011	2011	2010
Letters of credit
U.S.	$22,763	$23,986	$23,865	$24,799
Canada	91,426	123,919	101,422	85,102

Total outstanding letters of credit	114,189	147,905	125,287	109,900

Surety bonds
U.S.	49,682	20,338	30,426	27,095
Canada	77,411	72,839	76,916	74,080

Total outstanding surety bonds	127,093	93,177	107,342	101,175

Financial guarantees of joint ventures
Letters of credit	36,321	10,218	17,591	11,102
Borrowings	168,946	33,002	43,341	12,802

Total outstanding financial guarantees of joint ventures	205,267	43,220	60,931	23,904

Total outstanding letters of credit, surety bonds and financial guarantees of joint ventures	$446,548	$284,303	$293,561	$234,978

Investments in Land Development and Homebuilding Joint Ventures or Unconsolidated Entities

We participate in a number of strategic land development and homebuilding joint ventures with unrelated third parties. These joint ventures operate primarily in our Canada region and relate mainly to our high-rise developments. The use of these entities, in some instances, enables us to acquire land to which we could not otherwise obtain access, or could not obtain access on terms that are as favorable. Our partners in these joint ventures historically have been land owners/developers, other homebuilders and financial or strategic partners. Joint ventures with land owners/developers have given us access to sites owned or controlled by our partners. Joint ventures with other homebuilders have provided us with the ability to bid jointly with our partners for large land parcels. Joint ventures with financial partners have allowed us to combine our homebuilding expertise with access to our partners’ capital. Joint ventures with strategic partners have allowed us to combine our homebuilding expertise with the specific expertise (e.g. commercial or infill experience) of our partner.

As of September 30, 2012, we had equity investments in 37 unconsolidated land development and homebuilding joint ventures, compared to 37 at September 30, 2011 and 38 at September 30, 2010. Not all of these joint ventures are actively engaged in operations and some may be maintained, despite no longer being operational.

Investment in unconsolidated land development and homebuilding joint ventures

	As of September 30,		As of December 31,
(in thousands)	2012	2011	2011	2010
East	$783	$3,184	$2,789	$4,767
West	—	—	—	0
Canada	76,732	31,621	34,379	22,758
Other	472	346	472	0

Total	$77,987	$35,151	$37,640	$27,544

These joint ventures often obtain acquisition, development and construction financing, designed to reduce our equity investment and improve our overall returns. This joint venture specific indebtedness is typically secured by all assets of the entity raising the debt. As of September 30, 2012, our unconsolidated joint ventures’ borrowings were $168.9 million compared to $90.0 million at December 31, 2011 and $25.9 million at December 31, 2010. Our proportional share of letters of credit issued and indebtedness was $15.5 million and $71.3 million at September 30, 2012, $17.6 million and $43.3 million at December 31, 2011 and $11.1 million and $12.8 million at December 31, 2010.

As added support to the third party lenders of these unconsolidated joint ventures related to our Canadian business, secured guarantees are typically provided by Monarch Corporation, typically in proportion to Monarch Corporation’s equity ownership in the joint ventures. As of September 30, 2012, our maximum recourse exposure related to outstanding indebtedness and letters of credit issued by our unconsolidated land development and homebuilding joint ventures totaled $205.3 million, an increase from $125.0 million as of December 31, 2011 and $136.4 million as of December 31, 2010. See “Description of Certain Indebtedness—Guarantees of Indebtedness of Unconsolidated Joint Ventures.”

We also provide completion and performance guarantees for projects undertaken by our unconsolidated joint ventures.

The summarized balance sheets below of our unconsolidated land development and homebuilding joint ventures with recourse to us were as follows:

Summary balance sheet

	As of September 30.		As of December 31,
(in thousands)	2012	2011	2011	2010
Assets	$282,101	$210,031	$440,300	$358,503
Liabilities	217,517	187,020	397,477	289,665
Equity	64,584	23,011	42,823	68,838

Land Purchase and Land Option Contracts

We enter into land purchase and option contracts to procure land or lots for the construction of homes in the ordinary course of business. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. As of September 30, 2012, we had outstanding land purchase contracts of $283.5 million and lot options totaling $283.5 million. We are obligated to close the transaction under our land purchase contracts. However, our obligations with respect to the option contracts are generally limited to the forfeiture of the related non-refundable cash deposits and/or letters of credit provided to obtain the options. For additional detail, see “—Contractual Cash Obligations, Commercial Commitments and Off-Balance Sheet Arrangements.”

Seasonality

Our business is seasonal. We have historically experienced, and in the future expect to continue to experience, variability in our results on a quarterly basis. We generally have more homes under construction, close more homes and have greater revenues and operating income in the third and fourth quarters of the year. Therefore, although new home contracts are obtained throughout the year, a significant portion of our home closings occur during the third and fourth calendar quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements. Factors expected to contribute to these fluctuations include:

•	the timing of the introduction and start of construction of new projects;

•	the timing of project sales;

•	the timing of closings of homes, condominium units, lots and parcels;

•	our ability to continue to acquire land and options on that land on acceptable terms;

•	the timing of receipt of regulatory approvals for development and construction;

•	the condition of the real estate market and general economic conditions in the areas in which we operate;

•	mix of homes closed;

•	construction timetables;

•	the prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes; and

•	the cost and availability of materials and labor.

As a result of seasonal activity, our quarterly results of operation and financial position at the end of a particular quarter are not necessarily representative of the results we expect at year end. We expect this seasonal pattern to continue, although it may be affected by the continuing downturn in the homebuilding industry.

In contrast to our typical seasonal results, the weakness in homebuilding market conditions in the United States during recent years has mitigated our historical seasonal variations. Also, in 2010 the expiration of the federal homebuyer tax credit impacted the timing of our construction activities, home sales and closing volumes. Although we may experience our typical historical seasonal pattern in the future, given the current market conditions, we can make no assurances as to when or whether this pattern will recur.

Inflation

We and the homebuilding industry in general may be adversely affected during periods of high inflation, primarily because of higher land, financing, labor and material construction costs. In addition, higher mortgage interest rates can significantly affect the affordability of permanent mortgage financing to prospective homebuyers. We attempt to pass through to our customers any increases in our costs through increased sales prices. However, during periods of soft housing market conditions, we may not be able to offset our cost increases with higher selling prices.

Critical Accounting Policies

General

A comprehensive enumeration of the significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Each of our accounting policies is based upon current authoritative literature that collectively comprises U.S. GAAP. In instances where alternative methods of accounting are permissible under U.S. GAAP, the method used is that which most appropriately reflects the nature of our business, the results of our operations and our financial condition, and we have consistently applied those methods over each of the periods presented in the financial statements.

Revenue Recognition

Home Sales

Home closings revenue is recorded using the completed-contract method of accounting at the time each home is delivered, title and possession are transferred to the buyer, we have no significant continuing involvement with the home, and the buyer has demonstrated sufficient initial and continuing investment in the property.

Revenues from the sale of high-rise condominiums are recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to a rental property, the sales proceeds are collectible and the aggregate sales proceeds and total cost of the project can be reasonably estimated.

Revenue for our Canadian high-rise condominiums is recognized, on an individual unit basis, when a certificate of occupancy has been received, all significant conditions of registration have been performed and the purchaser has the right to occupy the unit. At such time, the deposits that have been received from firm sales are applied to the sales price, and a receivable is set up for the balance due upon closing. Costs are recognized on the individual unit’s proportionate share of budgeted project costs along with the budgeted specifically identifiable home costs.

Land Sales

Land closings revenue is recognized when title is transferred to the buyer, we have no significant continuing involvement, and the buyer has demonstrated sufficient initial and continuing investment in the property sold. If the buyer has not made an adequate initial or continuing investment in the property, the profit on such sales is deferred until these conditions are met.

Financial Services Revenue

Revenues from loan origination are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. All of the loans TMHF originates are sold within a short period of time, generally 20 days, on a non-recourse basis as further described in Note 16 to the audited consolidated financial statements included elsewhere in this prospectus. After the loans are sold, we retain potential liability for possible claims by purchasers that we breached certain limited industry-standard representations and warranties in the loan sale agreement. Gains or losses from the sale of mortgages are recognized based on the difference between the selling price and carrying value of the related loans upon sale.

Deposits

Forfeited buyer deposits related to home, condominium, and land sales are recognized in other income in the accompanying consolidated statements of operations in the period in which we determine that the buyer will not complete the purchase of the property and the deposit is determined to be nonrefundable to the buyer.

Sales Discounts and Incentives

We typically grant our homebuyers sales discounts and incentives, including cash discounts, discounts on options included in the home, option upgrades, and seller-paid financing or closing costs. Discounts are accounted for as a reduction in the sales price of the home.

Real Estate Inventory

Inventory consists of land, land under development, homes under construction, completed homes, and model homes, and is stated at cost, net of impairment charges. In addition to direct carrying costs, we also capitalize interest, real estate taxes, and related development costs that benefit the entire community, such as field construction supervision and related direct overhead. Home construction costs are accumulated and charged to cost of sales at home closing using the specific identification method. Land acquisition, development, interest, taxes, overhead, and condominium construction costs are allocated to homes and units using methods that approximate the relative sales value method. These costs are capitalized to inventory from the point development begins to the point construction is completed. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community’s inventory until activity resumes. Changes in estimated costs to be incurred in a community are generally allocated to the remaining homes on a prospective basis.

We assess the recoverability of our land inventory in accordance with the provisions of FASB Accounting Standards Codification (ASC) Topic 360, “Property, Plant, and Equipment.” ASC 360 requires that companies evaluate long-lived assets that are expected to be held and used in operations, including inventories, for recoverability based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows. On a quarterly basis, each community is reviewed for actual sales pace, actual margin on closed homes and margin on homes in backlog. If a community is not in closeout (it would be in closeout if it had fewer than 15 remaining homes) and the actual or projected home margin is less than 10%, the community is tested for impairment by comparing the estimated undiscounted remaining cash flows to the current carrying value. At the end of each year, we prepare for each community an estimated remaining undiscounted cash flow and compare it to the community’s sales carrying value. The estimates and assumptions used are based on current community sales prices, paces, house costs and current development budgets. There are no assumptions of increases in either pace or price. For assets that are currently “mothballed” (i.e., strategic long-term land positions not currently under development or subject to an active selling effort), assumptions are based on current development plans and current price, pace and house costs of similar communities. Discount rates are determined using a base rate, which may be increased depending on the total remaining lots in a community, the development status of the land, the market in which it is located and if the product is higher-priced with potentially lower demand. A specific community can be sensitive to various components depending on the life phase of a community. For example, a community with 150 remaining lots would be more materially impacted by a pace change than a community with 20 remaining lots.

If the carrying value of the assets exceeds their estimated undiscounted cash flows, then the assets are deemed to be impaired and are recorded at fair value as of the assessment date. We evaluate cash flows on a community-by-community basis. These cash flows are significantly impacted by various estimates of sales prices, construction costs, sales pace, and other factors. In 2011 no impairment charges were recorded after testing 122 communities. In 2010 we recorded an impairment charge of $4.1 million after testing 162 communities. The following tables summarize the number of communities tested and the results of our impairment testing as of the end of the 2011, 2010 and 2009 fiscal years (dollars in thousands):

	As of December 31, 2011					As of December 31, 2010
	Total number of communities tested	Number of impaired communities	Carrying value prior to impairment	Fair value	Impairment	Total number of communities tested	Number of impaired communities	Carrying value prior to impairment	Fair value	Impairment
East	72	—				86	—
West	35	—				58	3	$8,462	$5,933	$2,529
Canada	15	—				18	—

	122	—	$—	$—	$—	162	3	$8,462	$5,933	$2,529	(1)

	As of December 31, 2009
	Total number of communities tested	Number of impaired communities	Carrying value prior to impairment	Fair value	Impairment
East	118	18	$52,990	$34,002	$18,988
West	80	16	$161,507	$106,877	$54,630
Canada	14	1	$8,990	$7,169	$1,821

	212	35	$223,487	$148,048	$75,439	(1)

(1)	Includes impairments of owned real estate and excludes impairments of lot option contracts consisting largely of write-offs of deposits.

We perform our impairment analysis based on total inventory at the community level using discount rates that in the past have generally ranged from 12.0% to 20.5%. When an impairment charge for a community is determined, the charge is then allocated to each lot in the community in the same manner as land and development costs are allocated to each lot. Inventory within each community is categorized as construction in progress and finished homes, residential land and lots developed and under development, or land held for development, based on the stage of production or plans for future development.

Our estimate of undiscounted cash flows from these communities may change with market conditions and could result in a future need to record impairment charges to adjust the carrying value of these assets to their estimated fair value. Several factors could lead to changes in the estimates of undiscounted future cash flows for a given community. The most significant of these include pricing and incentive levels actually realized by the community, the rate at which the homes are sold and changes in the costs incurred to develop lots and construct homes. Pricing and incentive levels are often interrelated with sales pace within a community, given that price reductions generally lead to an increase in sales pace. Further, both of these factors are heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, some of which may result from foreclosures. If conditions worsen in the broader economy, homebuilding industry or specific markets in which we operate, and as we re-evaluate specific community pricing and incentives, construction and development plans and our overall land sale strategies, we may be required to evaluate additional communities or re-evaluate previously impaired communities for potential impairment. We do not forecast any adjusted market improvement in our analysis above the original model we used as of the date of the Acquisition. For assets that are currently “mothballed” (i.e., strategic long-term land positions not currently under development or subject to an active selling effort), assumptions are based on current development plans and current price pace and house costs of similar communities. These evaluations may result in additional impairment charges.

The life cycle of a community generally ranges from three to five years, commencing with the acquisition of unentitled or entitled land, continuing through the land development phase and concluding with the sale, construction and delivery of homes. Actual community lives will vary based on the size of the community, the sales absorption rate and whether we purchased the property as raw land or finished lots. In 2011 and 2010, we were actively selling in an average of 135 and 149 communities, respectively. For further details refer to Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

Capitalized Interest

We capitalize certain interest costs to inventory during the development and construction periods. Capitalized interest is charged to cost of sales when the related inventory is delivered or when the related inventory is charged to cost of sales under the percentage-of-completion method of accounting. For further details refer to Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs)

In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. In June 2009, the FASB revised its guidance regarding the determination of a primary beneficiary of a VIE, ASC Topic 810-10, “Consolidation.”

We have concluded that when we enter into an option or purchase agreement to acquire land or lots and pay a nonrefundable deposit, a VIE may be created because we are deemed to have provided subordinated financial support that will absorb some or all of an entity’s expected losses if they occur. For each VIE, we assess whether we are the primary beneficiary by first determining if we have the ability to control the activities of the VIE that most significantly impact its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with us; and the ability to change or amend the existing option contract with the VIE. If we are not able to control such activities, we are not considered the primary beneficiary of the VIE. If we do have the ability to control such activities, we will continue our analysis by determining if we are expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if we will potentially benefit from a significant amount of the VIE’s expected gains. If we are the primary beneficiary of the VIE, we will consolidate the VIE in our financial statements and reflect such assets and liabilities as consolidated real estate not owned within our inventory balance in the accompanying consolidated balance sheet. For further details refer to Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

We are also involved in several joint ventures with independent third parties for our homebuilding activities. We use the equity method of accounting for investments that qualify as VIEs where we are not the primary beneficiary and entities that we do not control or where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. For those unconsolidated entities in which we function as the managing member, we have evaluated the rights held by our joint venture partners and determined that they have substantive participating rights that preclude the presumption of control. For joint ventures accounted for using the equity method, our share of net earnings or losses is included in equity in net earnings (loss) of unconsolidated entities when earned and distributions are credited against our investment in the joint venture when received. See Note 3 to the audited consolidated financial statements included elsewhere in this prospectus.

Noncontrolling Interests

We have consolidated joint ventures where we were determined to be the primary beneficiary. Therefore, those entities’ financial statements are consolidated in our consolidated financial statements and the other partners’ equity is recorded as noncontrolling interests.

Business Combinations

We account for businesses we acquire in accordance with ASC Topic 805, Business Combinations. Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. Our reported income from an acquired company includes the operations of the acquired company from the effective date of acquisition.

Purchase Accounting

The accounting following the Acquisition is one where net assets of the company are brought forth at fair market value. We completed a third party appraisal of our assets and liabilities to determine the fair value of all tangible and intangible assets acquired and liabilities assumed. The value was recorded shortly after the sale, although there may be reasonable cause to adjust the value if new information is discovered that will prompt an adjustment to be made, which will be recorded in the current period earnings in accordance with the provisions of ASC Topic 805, “Business Combinations.”

The treatment of major components of the balance sheet is as follows:

•	Marketable securities—Current net realizable values

•	Receivables—Present value of net receivables using market interest rates

•

Inventories—Finished homes at estimated net realizable value less a market profit allowance. Work-in-process at estimated net realizable value of finished goods less costs to complete and profit allowance. Raw land and finished lots at appraised value

•	Identifiable intangibles—At appraised value

•	Other assets—At appraised values

•	Payables—At carrying values which approximate present values

•	Liabilities and accruals—At carrying values which approximate present values

•	Other liabilities and commitments—At estimated present value

Income Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recorded based on future tax consequences of both temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

In accordance with the provisions of ASC 740, we periodically assess our deferred tax assets, including the benefit from net operating losses, to determine if a valuation allowance is required. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences. Given the downturn in the homebuilding industry over the past several years, the degree of the economic recession, the instability and deterioration of the financial markets, and the resulting uncertainty in projections of our future taxable income, we recorded a full valuation allowance against our deferred tax assets during 2007. We continue to maintain a valuation allowance against net deferred tax assets at September 30, 2012 and December 31, 2011, as we have determined that the weight of the negative evidence exceeds that of the positive evidence and it continues to be more likely than not that we will not be able to utilize all of our deferred tax assets and state net operating loss carryovers.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC Topic 820, “Fair Value Measurements,” providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires the presentation of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate, but consecutive statements. ASU 2011-05 was effective for us beginning January 1, 2012. As a result of the adoption of ASU 2011-05, we added separate but consecutive statements of comprehensive income. The impact of the retrospective application of such standard, including on segment information, is included in the discussion above for the nine months ended September 30, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our operations are interest rate sensitive. We monitor our exposure to changes in interest rates and incur both fixed rate and variable rate debt. At September 30, 2012, 90% of our debt was fixed rate and 10% was variable rate. None of our market sensitive instruments were entered into for trading purposes. We did not utilize swaps, forward or option contracts on interest rates or other types of derivative financial instruments to manage our risk as of and for the nine months ended September 30, 2012. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument but may affect our future earnings and cash flows, and may also impact our variable rate borrowing costs, which principally relate to any borrowings under our Revolving Credit Facility and to any borrowings by TMHF under its various warehouse facilities. As of September 30, 2012, we did not have any outstanding borrowings under the Revolving Credit Facility. As of December 31, 2012, we had increased the total amount of commitments under the Revolving Credit Facility from $125.0 million to $225.0 million and borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of Darling, leaving $163.8 million of availability. See “Summary—Recent Developments.” Our fixed rate debt is subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the indenture governing the senior notes). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. Other than in those circumstances, we do not have an obligation to prepay fixed rate debt prior to maturity and, as a result, interest rate risk and changes in fair value would not have a significant impact on our cash flows related to our fixed rate debt until such time as we are required to refinance, repurchase or repay such debt.

We are not exposed to interest rate risk associated with TMHF’s mortgage loan origination business, because at the time any loan is originated, TMHF has identified the investor who will agree to purchase the loan on the interest rate terms that are locked in with the borrower at the time the loan is originated.

The following table sets forth principal cash flows by scheduled maturity, effective weighted average interest rates and estimated fair value of our debt obligations as of September 30, 2012. The interest rate for our variable rate debt represents the interest rate on our mortgage warehouse facilities. Because the mortgage warehouse facilities are effectively secured by certain mortgage loans held for sale which are typically sold within 60 days, its outstanding balance is included as a variable rate maturity in the most current period presented.

	Expected Maturity Date
(in millions except for percentage data)	2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Fixed Rate Debt	$32.1	$30.9	$44.9	—	—	—	$683.4	$791.3	$837.9
Average Interest Rate(1)	3.06%	3.06%	3.06%	—	—	—	7.69%	7.06%

Variable Rate Debt(2)(3)	$35.9	$50.0	—	—	—	—	—	$85.9	$85.9
Average Interest Rate	3.96%	3.46%	—	—	—	—	—	3.67%

(1)	Represents the coupon rate of interest on the full principal amount of the debt.
(2)	Includes $50.0 million that we borrowed on December 31, 2012 under the Revolving Credit Facility to finance in part the acquisition of Darling, bearing interest at a variable rate, which equaled 3.46% as of such date.
(3)	Based upon the amount of variable rate debt at September 30, 2102, and including the $50.0 million of variable rate debt issued on December 31, 2102, and holding the variable rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $0.9 million per year.

Currency Exchange Risk

The functional currency for our Canadian operations is the Canadian dollar. In the nine months ended September 30, 2012, and for the years ended December 31, 2011, 2010 and 2009, 26%, 45%, 44% and 31%, respectively, of our consolidated revenues were generated by our Canadian operations. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. We do not utilize swaps, forward or option contracts on currency exchange rates or other types of derivative financial instruments to manage our risk as of and for the nine months ended September 30, 2012. Based upon the level of our Canadian operations during the nine months ended September 30, 2012, relative to our operations as a whole, a 10% increase in the value of the Canadian dollar as compared to the U.S. dollar would have reduced net income by approximately $1.0 million for the nine months ended September 30, 2012.

INDUSTRY

Housing Industry Conditions within the United States

The residential housing industry has historically been a significant contributor to economic activity in the United States. From 1970 to 2007, the residential housing sector represented an average of approximately 4.5% of annual U.S. GDP and then declined to an average of 2.5% of annual U.S. GDP from 2008 to 2011. Similarly, total new home starts averaged 1.55 million per year from 1960 to 2007 and then declined to an average of 663,000 per year from 2008 to 2011, a declined of over 57%. The following charts show total U.S. households, U.S. GDP, residential investment as a percentage of GDP and annual total new home starts.

Total Households (in millions)	U.S. Gross Domestic Product ($ in billions)

Residential Investment as a % of GDP	Annual Total New Home Starts (in thousands)

The U.S. housing industry experienced substantial growth from the beginning of 2000 through the end of 2005. Single-family housing starts, closings, and new home sales increased at CAGRs of 6.9%, 5.6% and 7.9%, respectively, during this period. In addition, according to the U.S. Census Bureau, the median sales price for a new single-family home in the United States increased from $169,000 to $240,900 between 2000 and 2005, representing a 7.3% CAGR. During this period, growth momentum encouraged significant and ultimately unsustainable new home supply expansion. In 2005, peaks were realized in total new home starts, single-family new home starts and new home sales. With economic growth modestly decelerating and interest rates (higher on average) affecting affordability, housing starts and new home sales began to decline in 2006, while closings peaked.

Beginning in 2007, single-family starts and new home sales meaningfully decreased as unemployment increased, consumer confidence deteriorated and mortgage financing became increasingly difficult to obtain. High unemployment, reaching 10.2% in October 2009, had a dampening effect on homebuyer demand and contributed to an increase in home mortgage defaults.

According to the U.S. Census Bureau, the downturn in the U.S. housing industry lasted approximately 73 months, with the market appearing to have reached a trough in December 2011. Since that time, a number of housing indicators have shown improvement. Inventories of existing and new homes have continued to fall, sales of new homes have increased, housing starts have increased, the national unemployment rate declined to 7.9% as of October 2012 and mortgage payments past due over 90 days decreased to approximately 3.0%, which is the lowest level since 2008. The following charts show new and existing home inventory as a percentage of total housing stock, housing affordability and payrolls.

New Inventory as a % of Housing Stock	Existing Inventory as a % of Housing Stock

National Affordability Index	Non-Farm Payrolls, Excluding Construction and Government (Year-Over-Year Change)

We believe that a strong fundamental U.S. housing recovery is underway on a national basis, driven by consumers who are increasingly optimistic about their economic prospects and supported by several positive economic and demographic factors including improving employment growth, an increase in consumer confidence bolstered by increasing home values and improving household finances, improving sentiment towards residential real estate ownership, accelerating household formation, significant declines in new and existing for-sale home inventory and record low interest rates supporting affordability and home ownership.

We believe that the improvement in the U.S. housing market is well illustrated by a number of key housing benchmarks and statistics. According to the U.S. Census Bureau, building permits for privately owned homes in October 2012 were estimated at a seasonally adjusted annual rate of 866,000, representing an approximate 30% increase over the October 2011 estimate of 667,000. The increase in new building permits is consistent with an average of 30% and 48% year-over-year growth in new orders and backlog reported by the 10 largest publicly traded homebuilders (ranking based on 2011 revenues per Hanley Wood), respectively, based on the most recently reported quarterly data as of the date of this prospectus. In addition, home prices in the United States are generally increasing. According to the National Association of Realtors, U.S. median home prices improved on a year-over-year basis in 120 out of 149 MSAs in the third quarter of 2012. Based on data from the U.S. Census Bureau, in October 2012, new home prices increased approximately 12% year-over-year.

Change in Home Prices, Year-Over-Year

Housing Industry Conditions within Ontario, Canada

The Canadian housing market has been more stable than the U.S. housing market over the last five years. The relative consistency of the Canadian housing market, particularly in Ontario where we operate, is principally a result of demand due to growth in employment and immigration. The Canadian housing market has also exhibited stable housing starts, a balanced sales-to-listings ratio and steady long-term growth in housing prices. In addition, Canadian home buying practices reflect a number of helpful structural, mortgage lending, legal and general market characteristics that have allowed the Canadian housing market to grow at a sustainable pace and to experience significantly lower mortgage default rates over the past decade, as compared to the United States.

The charts below show the number of starts and completions in Ontario and Canada from 2001 to 2011 and the nine month period ended September 30, 2012 with housing starts and completions in Ontario generally following a similar pattern to Canada.

Ontario Residential Building Activity	Canadian Residential Building Activity

Canada has historically experienced steady long term growth in new home prices over the last 25 years. Similarly, new home prices in Ontario have tracked the Canadian market, although the rate of increase has recently moderated, as illustrated below:

New House Prices in Canada and Ontario

(Indexed to January 1986)

Ontario represents approximately one-third of the total Canadian new home market, as measured by total housing starts, and benefits from positive demographic and economic growth trends. For example, the population and GDP of Ontario between 2008 and 2011 increased by approximately 4.5% and 9.5%, respectively. Ontario housing starts increased from 68,123 in 2007 to an estimated level of 77,600 in 2012, representing a CAGR of approximately 2.6%. Similarly, average home prices in Ontario increased from CAD$299,610 in 2007 to an estimated average price of CAD$386,000 in 2012, representing a CAGR of approximately 5.2%. With slowing job growth relative to the recent past, ongoing global economic uncertainty and increasing units under construction, it is anticipated that Ontario housing starts will moderate to approximately 65,000 and average home prices will remain flat at approximately CAD$386,400 in 2013.

Ontario, Canada Population (in thousands)	Ontario, Canada GDP (CAD$ in millions)

The GTA is the most important market in our Canadian business. The supply of land in the GTA is constrained due to governmental regulations. In 2005, the provincial government of Ontario established the “Greenbelt” plan protecting approximately 1.8 million acres of farmland and green space around the city of Toronto. This regulation limited urban expansion for homebuilders by constraining the supply of land available for development. Our high-rise development expertise has allowed us to adapt to this regulatory challenge.

Structural Characteristics of the Canadian Housing Market

The Canadian housing market has a number of stabilizing structural, mortgage financing and legal characteristics that have helped maintain a more sustainable pace over the past decade.

In Canada, almost all mortgages are “full recourse” loans, which means that the borrower remains responsible for the mortgage even in the case of foreclosure. The laws of most Canadian jurisdictions permit home mortgage lenders to seek to apply all other assets of the borrower against the mortgage and even to garnish future earnings of the borrower in the event of default. In contrast, many mortgages in the United States are “limited recourse” which provide for more limited remedies. As illustrated below, mortgage delinquencies in arrears for more than 90 days in Canada even at the peak of the global recession did not exceed 0.45%, as compared to 5.0% in the United States.

Mortgage Delinquency Rates

Notable characteristics of the Canadian housing market include:

•

conservative banking practices, including those resulting from the Canadian Office of the Superintendent of Financial Institutions imposing a maximum leverage multiple of 20 for federally regulated banks;

•	housing supply constraints, particularly in Ontario;

•	Canada’s historical resistance to short-term swings in demand, especially in the high-rise markets; and

•	increased population density in major Ontario urban centers resulting from steady and significant immigration flows.

Notable characteristics of the Canadian mortgage market include:

•	mortgage interest is not tax deductible;

•

the most common mortgage in Canada is a fixed rate loan that comes due in five years and requires principal payments prior to maturity based on a 25-year amortization schedule, whereas the most common mortgage in the United States comes due in 30 years and requires principal payments prior to maturity based on a 30-year amortization schedule;

•	homebuyers with a downpayment of less than 20% of the purchase price are required to obtain mortgage loan insurance backed by CMHC;

•	Canadian mortgage institutions do not offer subprime mortgages; and

•

the Canadian Federal government continued to tighten mortgage lending rules during the first nine months of 2012, in line with prior actions to limit excessive borrowing in the Canadian residential mortgage market.

BUSINESS

Our Business Overview

Upon completion of this offering, we will be the sixth largest public homebuilder in North America based on 2011 revenues as reported by Hanley Wood. Headquartered in Scottsdale, Arizona, we build single-family detached and attached homes and develop land, which includes lifestyle and master planned communities. We are proud of our legacy of more than 75 years in the homebuilding industry, having originally commenced homebuilding operations in 1936. We operate under our Taylor Morrison and Darling Homes brands in the United States and under our Monarch brand in Canada.

Our business is organized into three geographic regions: East, West and Canada, which regions accounted for 46%, 36% and 18%, respectively, of our net sales orders (excluding unconsolidated joint ventures) for the nine months ended September 30, 2012. Our East region consists of our Houston, Austin, Dallas, North Florida and West Florida divisions. Our West region consists of our Phoenix, Northern California, Southern California and Denver divisions. Our Canada region consists of our operations within the province of Ontario, primarily in the GTA and also in Ottawa and Kitchener-Waterloo, and offers both single-family and high-rise communities.

In all of our markets, we build and sell a broad mix of homes across price points ranging from $120,000 to more than $1,000,000. Our emphasis is on designing, building and selling homes to first- and second-time move-up buyers. We are well-positioned in our markets with a top-10 market share (based on 2012 home closings through September 30, 2012 as reported by Hanley Wood and 2011 home sales as reported by Real Net Canada) in 15 of our 19 total markets.

As explained in greater detail below, our management believes our business is distinguished by our:

•	strong historical financial performance and industry-leading margins;

•	solid balance sheet with sufficient liquidity with which to execute our growth plan;

•	significant land inventory, representing approximately nine years of land supply based on our trailing twelve-month closings, carried at a low cost basis;

•	top-10 market share in high-growth homebuilding markets;

•	profitable Canadian business;

•	expertise delivering “lifestyle” communities targeted at first- and second-time move-up buyers; and

•	reputation for quality, based on customer surveys.

During the nine months ended September 30, 2012, we closed 2,586 homes, consisting of 1,880 homes in the United States and 706 in Canada, including 204 homes in unconsolidated joint ventures, with an average sales price across North America of $347,000. During the same period, we generated $879.0 million in revenues, $81.8 million in net income and $125.1 million in Adjusted EBITDA (for a discussion of how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see footnote 5 in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information”). In the United States, for the nine months September 30, 2012, our sales orders increased approximately 47% as compared to the same period in 2011, and we averaged 3.0 sales per active selling community per month compared to an average of 1.7 sales per active selling community per month for the same period in 2011. As of September 30, 2012, we offered homes in 122 active selling communities and had a backlog of 4,205 homes sold but not closed, including 903 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.5 billion.

Our Competitive Strengths

Our business is characterized by the following competitive strengths:

Strong historical financial performance with industry-leading margins

We have a profitable and scalable operating platform, which we believe positions us well to take advantage of the continued recovery we expect in the U.S. housing industry. We are among a select few of our public homebuilding peers to be profitable in both 2010 and 2011. We generated net income of $90.6 million in 2010, $76.8 million in 2011 and $81.8 million for the nine months ended September 30, 2012. Our pre-tax income margin for the nine months ended September 30, 2012 was 9.3%, which was the highest among the top 10 publicly traded homebuilders for the last three completed fiscal quarters, based on data from the public filings of those homebuilders.

We believe that our management approach, which balances a decentralized local market expertise with our centralized executive management focus on maximizing efficiencies, will support our strong margins and further grow our profitability. Our operating platform is scalable, which we believe allows us to increase volume, while at the same time improving profitability and driving shareholder returns.

During the recent housing downturn, we improved our margins by aligning our headcount to reflect local and national industry conditions, standardizing systems and processes across business units and reducing construction and procurement costs through standardized national, regional and local contracts. As a result of our initiatives, we:

•

improved our adjusted home closings gross margin by approximately 440 basis points from 17.6% in 2008 to 22.0% in 2011, despite the decline in our home closings revenue from $1.7 billion in 2008 to $1.3 billion in 2011 (for a discussion of how we calculate adjusted home closings gross margin and a reconciliation of adjusted home closings gross margin to home closings revenue, see footnote 4 under the caption “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information”);

•

carefully managed our costs, as evidenced by reducing employee headcount by approximately 52% between December 31, 2007 and December 31, 2011, from 1,434 employees to 693. Our headcount at December 31, 2012 was 1,013 employees;

•

generated revenue per employee of $2.0 million in 2011 (based on the number of full-time equivalent employees at year end), which we believe is among the highest of our public homebuilding peers, based on data from the public filings of those homebuilders, and reduced SG&A expense as a percentage of home closings revenue to 10.9%; and

•	reduced average vertical house construction costs per square foot by 9.5% from December 31, 2008 to December 31, 2011.

Solid balance sheet with sufficient liquidity for growth

We are well-positioned with a solid balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the U.S. housing market continues. At September 30, 2012, on a pro forma basis, we would have had $         million in outstanding indebtedness and a strong net debt-to-net book capitalization of     % (or total debt-to-total book capitalization of     %). Also at September 30, 2012, on a pro forma basis, we would have had $         million of unrestricted cash, approximately $120.0 million of availability under our Revolving Credit Facility. Less than 20% of our approximately $834.1 million of currently outstanding debt matures before 2020.

The balance sheet carrying value of our entire inventory base was adjusted to fair market value as of the date of the Acquisition in July 2011. The purchase accounting adjustments resulted in a comprehensive revaluation of our entire land inventory near the bottom of the recent U.S. housing downturn. In contrast, our competitors have only been required, from time to time, to take impairment charges using the “impairment accounting” U.S. GAAP methodology applied to their land inventory. Giving effect to the Acquisition-related purchase accounting adjustments, the carrying value of our U.S. land inventory at the time of the Acquisition represented 52% of its original cost. We believe this reduced cost basis positions us to generate strong margins in the future.

As of September 30, 2012, we have a fully reserved deferred tax asset, a portion of which (approximately $200 million) may reduce cash taxes payable in the future, subject to various federal and state carryforward limitations.

Significant land inventory carried at a low cost basis

We continue to benefit from a sizeable and well-located existing land inventory. As of September 30, 2012, we owned or controlled 34,965 lots, including unconsolidated joint venture lots, which equated to approximately nine years of land supply based on our trailing twelve-month closings of 3,811 homes. Our land inventory reflects our balanced approach to investments, yielding a distribution of finished lots available for near-term homebuilding operations and strategic land positions to support future growth. Our significant land inventory allows us to be selective in identifying new land acquisition opportunities and positions us against potential land shortages in markets that exhibit land supply constraints. In addition, some of our holdings represent multi-phase, master planned communities, which provide us with the opportunity to utilize our development expertise to add value through re-entitlements, repositioning and/or opportunistic land sales to third parties.

Since January 1, 2009, we have spent approximately $915 million on new land purchases, acquiring 17,295 lots, of which 12,534 currently remain in our lot supply. We believe a substantial portion of our current land holdings was purchased at attractive prices at or near the low point of the market. We believe our local, well-established relationships with land sellers, brokers and investors and our knowledge of the local markets position us to be quick to market both to identify land and to gain access to such sellers, brokers and investors. We believe that our long-held reputation as a leading homebuilder and developer of land, combined with our balance sheet strength and our active opportunistic purchasing of land through the downturn, gives land brokers and sellers confidence that they can close transactions with us on a timely basis and with minimal execution risk. The following table sets forth our owned and controlled lot inventory by region as of September 30, 2012:

Lot Inventory by Region	As of September 30, 2012
	Owned	Controlled*
East	11,930	5,382
West	8,768	1,593
Canada	4,955	2,337

Total	25,653	9,312

*	Controlled lots are those subject to a contract or option to purchase.

Strong market position and local presence in high-growth homebuilding markets

Our focused geographic footprint positions us to participate in the expected recovery in the U.S. housing market. The U.S. housing market experienced a significant downturn from 2006 to 2011 but has recently has shown signs of recovery. We currently operate exclusively in states benefitting from positive momentum in housing demand drivers, including nationally leading population and employment growth trends, migration patterns, housing affordability and desirable lifestyle and weather characteristics. The five states in which we operate accounted for 30% of the total 2010 U.S. population of 309 million and 34% of the 483,500 building permits issued for privately owned homes in the twelve months ended September 30, 2012.

2000 – 2010 Annual Population Growth	Total Permits, Last Twelve Months

Our land inventory is concentrated in markets that have experienced significant improvement in home prices. We believe that our geographic footprint enables us to capture the benefits of expected increasing home volumes and home prices as the U.S. housing recovery continues and demand for new homes increases. The following table sets forth, for each of our U.S. markets, information relating to growth in median existing home price, projected growth in employment, projected growth in single-family permits, home affordability and our market ranking.

U.S. Market	Median existing home price 1-yr growth rate as of Sept. 30, 2012	Employment growth 2012-2014 estimated CAGR	Single-Family permit growth 2012-2014 estimated CAGR	Affordability ratio (1) as of Sept. 30, 2012	2012 YTD Taylor Morrison market share ranking (2)
Austin	8.1%	3.9%	32.3%	69.6%	9
Dallas (3)	7.1	3.2	39.3	79.7	17
Denver	6.6	2.8	65.5	67.0	9
Fort Myers	4.4	3.7	87.3	86.2	6
Houston (3)	7.1	3.0	22.0	75.2	8
Jacksonville	(2.5)	2.2	59.5	84.2	8
Naples	2.2	3.5	62.4	52.3	9
Orange County	1.5	2.4	56.8	47.2	5
Orlando	5.2	2.8	68.5	81.7	9
Phoenix	25.4	2.9	93.2	80.0	4
Sacramento	3.6	2.5	82.3	72.5	5
San Diego	1.0	2.5	79.9	48.4	16
San Francisco	4.8	2.6	57.6	33.6	12
San Jose	9.9	2.5	45.8	39.0	8
Sarasota	11.3	2.9	58.1	73.0	7
Tampa	8.8	2.2	48.2	76.4	5

TM market average	6.5%	2.9%	59.9%	66.6%	9
US average	3.4	2.3	56.8	68.6	N/A

Source: Hanley Wood.

(1)	The affordability ratio is the percentage of households that can afford the median-priced existing home. The calculation assumes a 20% down payment and a 30-year fixed rate mortgage at the Freddie Mac mortgage rate published just prior to period end and assumes that total monthly payments (including mortgage, property taxes and insurance) cannot exceed 30% of gross household income.

(2)	Market rankings based on number of home closings between January 1, 2012 and September 30, 2012.

(3)	Includes the historical business of Darling Homes for periods prior to its acquisition by us on December 31, 2012. See “—Recent Developments.”

We are well-positioned within our markets. As set forth in the table above, we have a top-ten market share in 14 of our 16 U.S. markets. We believe that maintaining significant market share within our markets enables us to achieve economies of scale, differentiates us from most of our competitors and increases our access to land acquisition opportunities.

Profitable Monarch business in Ontario

We benefit from increased diversification through our presence in the Canadian housing market because of our Monarch business in Ontario. Monarch Corporation delivered its first home in 1936 and since that time has become a recognized brand in Canada. Monarch Corporation has generated stable income and cash flow and has been profitable every year since 1941. Since 2008, the first full year after our U.S. and Canadian operations were combined, our Canada region has generated between 27% and 46% of our annual revenues and has played an important role in delivering growth, profitability and cash flow, which helped us withstand the recent downturn in the U.S. housing industry. As of September 30, 2012, Monarch Corporation had $845.9 million in backlog of homes sold and to be delivered in 2012 through 2016, including $317.9 million of unconsolidated joint venture backlog.

Monarch Corporation has six wholly owned and joint venture high-rise developments in the GTA which are expected to close and recognize revenue in 2013 and 2014 and which have sold in excess of 95% of the aggregate number of the homes offered in those developments. These high-rise developments are expected to recognize in excess of $350 million in total revenues, a portion of which we will recognize as joint venture income on an equity method basis. The sales contracts for these homes are typically supported with a deposit of up to 20% of the purchase price and are full-recourse to the buyer, allowing Monarch Corporation to retain the deposit and pursue any shortfall from the remaining purchase price of a home in the event of a default by a homebuyer. Over the last five years, Monarch Corporation’s cancellation rate has not exceeded 1%. Furthermore, substantially all of our construction costs have been contracted, and each development has project-level finance in place to fund construction costs.

Expertise in delivering lifestyle communities targeted at first- and second-time move-up buyers

We focus on developing lifestyle communities, which have many distinguishing attributes, including proximity to job centers, strong school systems and a variety of amenities. Within our communities, we offer award-winning home designs through our single-family detached, single-family attached and high-rise condominium products. We engineer our homes for energy-efficiency, which is aimed at reducing the impact on the environment and lowering energy costs to our homebuyers.

During the economic downturn, we maintained our core business strategy of focusing on first- and second-time move-up buyers, whereas we observed many homebuilders refocus their businesses on lower-priced homes. We believe our experience in the move-up market allows us to significantly expand our new home offerings at higher price points. Our average selling price was $347,000 for the nine months ended September 30, 2012, which ranked us among the top quartile for average selling price of public homebuilders. We believe homebuyers at these higher price points are more likely to value and pay for the quality of lifestyle, construction and amenities for which we are known.

While we primarily target move-up buyers, our portfolio also includes homes for entry-level, luxury and active adult buyers (55 years of age and over). We have the expertise and track record in designing and delivering lifestyle products and amenities that we believe appeal to active adult buyers. We believe that through our geographic footprint, we are well-positioned to capture greater share of the active adult market, with new active adult communities planned to open in Florida and Colorado in 2013.

Our captive mortgage company allows us to offer financing to our homebuyers and to more effectively convert backlog into closings

We directly originate, underwrite and fund mortgages for our homebuyers through our wholly owned mortgage lending company TMHF. TMHF maintains relationships with several correspondent lenders through which it utilizes its Principal Authorized Agent designation to mitigate the underwriting risk associated with its funding of mortgage loans. We believe TMHF provides a distinct competitive advantage relative to homebuilders without captive mortgage units, since many of our buyers seek an integrated home buying experience. While we believe many other homebuilders with a captive mortgage company use a single lender, our multi-lender platform provides us with the ability to leverage a broad range of products and underwriting and pricing options for the benefit of the homebuyers. Therefore, TMHF allows us to use mortgage finance as an additional sales tool, helps ensure and enhance the customer experience, prequalifies buyers earlier in the home buying process, provides us better visibility in converting our sales backlog into closings and is a source of incremental revenues and profitability. TMHF outperforms a number of builder-affiliated mortgage companies, as evidenced by our industry-leading capture rate of 84% in 2012 (compared to an industry average of 73%, based on the most recent fiscal year data). TMHF also had one of the lowest sales cancellation rates among our publicly traded peers with mortgage units, which was 15% in 2012, compared to an average of 19% among the top 13 public U.S. homebuilders, based on the most recent fiscal year data. During the nine months ended September 30, 2012, TMHF closed 1,292 loans with an aggregate loan volume of approximately $330 million, representing a capture rate of 84%. TMHF is independently financed on a non-recourse basis and originates mortgages that have been subject to disciplined underwriting standards, illustrated by the fact that TMHF’s average borrower FICO score was 738 for the nine months ended September 30, 2012. TMHF also has the lowest rate of early defaults, based on delinquent Federal Housing Administration loans, compared with public builder-affiliated mortgage companies. For the nine months ended September 30, 2012, we reported net income from TMHF of $6.0 million.

Highly experienced management team

We benefit from an experienced management team that has demonstrated the ability to generate positive financial results and adapt to constantly changing market conditions. The ability to execute during highly challenging conditions is exemplified by our performance and focus on efficiency and profitability over the past several years. In addition to our corporate management team, our division presidents bring substantial industry knowledge and local market expertise, with an average of approximately 18 years of experience in the homebuilding industry. Our success in land acquisition and development is due in large part to the caliber of our local management teams, which are responsible for the planning, design, entitlements and eventual execution of the entire community. Unlike some of our homebuilding peers, our management team chose to retain a core competency in land acquisition and development during the recent downturn, which positions us to more effectively identify and capitalize on land opportunities in the current market. We believe our managers’ local, regional and national industry knowledge enables us to quickly and effectively evaluate and capitalize on market opportunities in order to optimize our business.

Our Growth Strategy

We have performed well through the unprecedented challenges of the recent economic downturn. We believe we are well-positioned for growth and increased profitability in an improving housing market through disciplined execution of the following elements of our growth strategy:

Drive revenue by opening new communities from existing land supply

Over the last few years we have strategically invested in new land in our core markets. Our land supply provides us with the opportunity to increase our community count on a net basis by approximately 20% in each of 2013 and 2014. A significant portion of our land supply was purchased at low price points during the recent downturn in the housing cycle. Although future downturns may occur, these land purchases, coupled with the adjustment of our land cost basis to fair market value at the time of our Acquisition, are expected to result in continued revenue growth and strong gross margin performance from our U.S. communities.

Combine land acquisition and development expertise with homebuilding operations to maximize profitability

Our ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to our success. We evaluate land opportunities based on how we expect they will contribute to overall corporate profitability and returns, rather than how they might drive volume on a regional or submarket basis. We continue to use our local relationships with land sellers, brokers and investors to seek to obtain the “first look” at quality land opportunities. We expect to continue to allocate capital to pursue creative deal structures and other opportunities with the goal of achieving superior returns by utilizing our development expertise, efficiency and opportunistic mindset.

We continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots. Unlike many of our competitors, we believe we are able to increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and optimizing our use of land, which ultimately translates into greater opportunities to generate profits. Many of our competitors focus on buying finished lots from land developers, an approach that often reduces their margins, especially when competition for finished lots is high. By contrast, we will continue to deploy our well-established land development capability in each of our markets, allowing us to generate margins both from land development and homebuilding.

Focus our offerings on targeted customer groups

Our goal is to identify the preferences of our target customer and demographic groups and offer them innovative, high-quality homes that are efficient and profitable to build. To achieve this goal, we conduct extensive market research to determine preferences of our customer groups. We do not employ “off the shelf” industry-standard customer groups (which tend to focus on classification by price point) in our marketing programs. Instead, through extensive and targeted market research, we have identified seven consumer groups by focusing on particular lifestyle preferences, tastes and other attributes of our customer base. Our group classification includes four categories of couples or singles, such as our “Fancy Nesters” customers, and three categories of families, such as our “Parks and Prestige” customers.

Our approach to consumer group segmentation guides all of our operations from our initial land acquisition through our design, building, marketing and delivery of homes and our ongoing after-sales customer service. Among our peers, we believe we are at the forefront of directed-marketing strategies, as evidenced by our highly-trafficked website which provides innovative tools that are designed to enhance our customers’ homebuying experience.

Build aspirational homes for our customers and deliver superior customer service

We develop communities and build homes in which our target customers aspire to live. In order to deliver aspirational homes, we purchase well-located land and focus on developing attractive neighborhoods and committees with desirable lifestyle amenities. Our efforts culminate in the design and construction of thoughtfully detailed finished homes utilizing the highest construction standards.

Our success rests not only on our ability to deliver exceptional products, but also to provide extensive after-sales service to ensure buyer satisfaction and establish long-term customer relationships. We are committed to after-sales service that we believe can improve our brand recognition and encourage our customers to make referrals resulting in lower customer acquisition costs and increased home sales rates. Both the Taylor Morrison and Monarch brands have received numerous accolades and awards for quality, service and design by homebuilding industry trade groups and publications, such as the 2009 award for “Best Customer Experience” by a large homebuilder in the United States by AVID Awards and Builder magazine’s “Builder’s Choice” Hall of Fame award in 2009.

Selectively pursue acquisitions

Our company was formed through the combination of Taylor Woodrow and Morrison Homes in the United States, forming Taylor Morrison, and Monarch Corporation in Canada. We have successfully acquired and integrated homebuilding businesses in the past and intend to utilize our experience in integrating businesses as opportunities for acquisitions arise.

We selectively evaluate expansion opportunities in our existing markets as well as in new markets that exhibit positive long-term fundamentals. For instance, in December 2012 we acquired the assets of Darling, a Texas-based home builder. Darling build homes under the Darling Homes brand for move-up buyers in approximately 24 communities in the Dallas-Fort Worth Metroplex and 20 communities in the Greater Houston Area markets. We believe that our success in integrating operations across both a wide range of geographic markets and product types demonstrates the scalable nature of our business model and provides us with the structure to support disciplined growth in existing and new markets.

Adhere to our core operating principles to drive consistent long-term performance

We recognize that the housing market is cyclical and home price movement between the peak and trough of the cycle can be significant. We seek to maximize shareholder value over the long-term and therefore operate our business to mitigate risks from downturns in the market and to position ourselves to capitalize on upturns in the market: we seek to control costs, maintain a solid balance sheet and ensure an overall strategic focus that is informed by national, regional and local market trends. This management approach also includes the following elements:

•	attracting and retaining top talent through a culture in which team members are encouraged to contribute to our success and are given the opportunity to recognize their full potential;

•	balancing decentralized local day-to-day decision-making responsibility with centralized corporate oversight;

•	ensuring all team members understand the organization’s strategy and the goals of the business and have the tools to contribute to our success;

•	centralizing management approval of all land acquisitions and dispositions under stringent underwriting requirements; and

•	maintaining a performance-based corporate culture committed to the highest standards of integrity, ethics and professionalism.

While we have set forth our competitive strengths and our strategy above, the homebuilding industry is a competitive industry, and we face certain challenges. The homebuilding industry has historically been subject to significant volatility. We may be at a competitive disadvantage with regard to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. In addition, a number of our national competitors are larger than we are and may have greater financial and operational resources than we do. These factors may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business as we have planned. See “Risk Factors—Risks related to our industry and our business.”

Our Markets and Products

Our business is organized into three geographic regions: East, West and Canada. Each of our regions is an operating segment and is comprised of multiple divisions. Each of our divisions is primarily run as a standalone business by local management teams under the supervision of a division President. The division Presidents in turn report to a regional President, with the three regional Presidents reporting directly to our President and Chief Executive Officer.

East Region

Our East region consists of our Houston, Austin, Dallas, North Florida and West Florida divisions. The Houston, Austin and West Florida divisions have historically operated as both merchant builders and community developers, while the North Florida division has historically operated as a merchant builder. Community development includes the acquisition and development of large-scale communities that may include significant planning and entitlement approvals and construction of off-site and on-site utilities and infrastructure. In contrast, merchant builders generally acquire fully planned and entitled lots and may construct on-site improvements but normally do not construct significant off-site utility or infrastructure improvements.

West Region

Our West region consists of our Phoenix, Northern California, Southern California and Denver divisions. The Denver, Northern California and Southern California divisions have historically operated as merchant builders, while the Phoenix division has historically operated as both a merchant builder and a community developer.

Canada

Our Canada region consists of our operations within the province of Ontario, primarily in the GTA and also in Ottawa and Kitchener-Waterloo, and offers both single-family and high-rise communities. Our high-rise products are exclusively offered in the GTA, where demand for high-rise living is greatest.

The GTA, Ottawa and Kitchener-Waterloo are the top three housing markets in Ontario (based on number of permits), and Ontario represents over one-third of the total Canadian housing market (based on number of permits), in each case as reported by CMHC. Monarch Corporation’s signature single-family residential communities include golf courses, locations adjacent to conservation areas or centrally located communities near the heart of each city and that are close to amenities. Monarch Corporation’s GTA high-rise condominiums are typically located near employment centers, subway stations and shopping malls.

The following table summarizes the historical mix in closings, including unconsolidated joint venture closings, for the years ended December 31, 2009 through 2011.

Historical Closings

Our Homes

We offer a wide range of high-quality homes to consumers in our markets, ranging from entry-level to luxury homes. We strive to maintain appropriate consumer product and price level diversification. We target the largest and most profitable consumer groups while ensuring the division portfolios are not overly concentrated in any one group. Our ability to build at multiple price points enables us to adjust readily to changing consumer preferences and affordability. We also use measures of market-specific supply and demand to determine which consumer groups are ultimately targeted and will be the most profitable in a specific land position.

We market single-family homes with many amenities to entry-level through move-up homebuyers. We believe that our reputation as a builder of homes for the first- and second-time move-up markets enhances our competitive position with respect to the sale of our smaller, more moderately priced single-family detached and attached homes enabling us to capture more margin.

We have developed a number of home designs with features such as one-story living and first floor master bedroom suites to appeal to universal design needs, as well as communities with recreational amenities such as golf courses, pool complexes, country clubs and recreation centers. We have integrated these designs and features in many of our homes and communities.

We offer some of the same basic home designs in similar communities and engage unaffiliated architectural firms to develop new designs to replace or augment existing ones in order to ensure that our homes reflect current and local consumer tastes. During the past year, we introduced 220 floor plans.

Geographic buyer profiles for our different lines of homes at September 30, 2012, was as follows (including unconsolidated joint ventures):

	Phoenix	Northern California	Southern California	Denver	North Florida(1)	West Florida	Houston	Austin	Canada Single- Family	Canada High- Rise
Closings:
Entry-level	152	133	30	29	161	196	125	55	—	—
1st Move-up	177	93	89	76	63	29	166	58	591	195
2nd Move-up	139	87	43	36	101	32	140	108	346	—
Active Adult	—	—	6	—	9	181	14	54	—	—
Urban	—	—	—	—	56	41	—	—	—	—

Total	468	313	168	141	390	479	445	275	937	195

Closings as a % of Total:
Entry-level	32%	42%	18%	21%	41%	41%	28%	20%	0%	0%
1st Move-up	38	30	53	54	16	6	37	21	63	100
2nd Move-up	30	28	26	25	26	6	32	39	37	0
Active Adult	0	0	3	0	2	38	3	20	0	0
Urban	0	0	0	0	15	9	0	0	0	0
Product Mix
Detached	100%	55%	51%	100%	72%	86%	100%	100%	100%	0%
Attached	0	45	49	0	28	14	0	0	0	100

(1)	Includes Mirasol Country Club closings in Southeast Florida.

In most of our single-family detached home communities, we offer at least four different floor plans, each consistent with local market design expectations. In addition, the exterior of each basic floor plan may be varied further by the use of stone, stucco, brick or siding. Our traditional attached home communities generally offer several different floor plans that consist of two, three or four bedrooms.

In most of our communities, a wide selection of options and upgrades are available to homebuyers for additional charges. The number and complexity of options varies by community and are based on the specific demands of each particular consumer group. Our architectural options could include additional garages, guest suites, finished lofts and extra fireplaces. These options usually add significant additional revenues without significant costs, further improving the margin on the home.

Market Position

We are disciplined in our selection of markets in which to operate, considering the underlying supply and demand, competitiveness, employment base and profitability specific to each location. Our markets have historically had strong population growth rates and a level of population density conducive to rising sales volumes. We operate in 10 of the 35 largest homebuilding markets in the United States (based on 2011 new single-family permits reported by the U.S Census Bureau).

2011 U.S. Market Size Ranking (1)	Market	Single-family permits
1	Houston-Baytown-Sugarland,TX	22,738
4	Phoenix-Mesa-Scottsdale, AZ	7,389
5	Austin-Round Rock, TX	6,242
12	Orlando, FL	4,554
13	Tampa-St. Petersburg-Clearwater, FL	4,514
17	Los Angeles-Long Beach-Santa Ana, CA	4,154
22	Denver-Aurora, CO	3,595
23	Riverside-San Bernardino-Ontario, CA	3,453
27	Jacksonville, FL	3,245
33	San Francisco-Bay Area, CA	2,900

(1)	Measured by single-family residential permits based on U.S. Census data.

Monarch Corporation’s three active Canadian markets of the GTA, Ottawa and Kitchener-Waterloo make up the top three homebuilding markets in Ontario and all are ranked in the top 10 Canadian homebuilding markets (based on 2011 new housing starts as reported by CMHC).

2011 Canadian Market Size Ranking (1)	Market	Total housing starts
1	Toronto, Ontario	39,745
6	Ottawa, Ontario	8,214
10-tie	Kitchener, Ontario	2,954

(1)	Measured by total housing starts based on data from the CMHC.

Warranty Program

In the United States, we offer express written limited warranties on our homes that generally provide for one year of coverage for various defects in workmanship or materials. These warranties are in addition to certain legal warranties (including implied warranties) that may apply in the markets where we operate. In Canada, in accordance with regulatory requirements administered by the Tarion Warranty Corporation, we offer a limited warranty that generally provides for seven years of structural coverage, two years of coverage for water penetration, electrical, plumbing, heating, and exterior cladding defects, and one year of coverage for workmanship and materials.

We are responsible for performing all of the work during the warranty period. As a result, warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and labor during warranty periods.

Community Development

We aim to establish a complete concept for each community we develop, beginning with an overall community design and then determining the size, style and price range of the homes and the layout of the streets and individual home sites. In the case of developed communities, after necessary governmental subdivision and other approvals have been obtained, we improve the land by clearing and grading it, installing roads, installing underground utility lines and recreational amenities, erecting distinctive entrance structures and staking out individual home sites.

Each community is staffed with a superintendent, customer service and sales personnel, in conjunction with a local management team managing the general project. Major development strategy decisions regarding community positioning are included in the underwriting process and are made in consultation with senior members of our management team.

Our construction managers and land managers coordinate subcontracting activities and supervise all aspects of construction work and quality control.

We are a general contractor for substantially all of our homebuilding projects in the United States and all of our projects in Canada. Subcontractors perform all home construction and land development work, generally under fixed-price contracts. Based on local market practices, we either purchase the materials used to build our homes and infrastructure directly from the manufacturers or producers, or we contract with trades that include all materials and workmanship in their pricing. We generally have multiple sources for the materials we purchase and have not experienced significant delays due to unavailability of necessary materials.

Customer Mortgage Financing

TMHF provides a number of mortgage-related services to our homebuilding customers through its mortgage lending operations. TMHF operated as a table-funded lender through December 21, 2010 with the primary responsibility of origination, processing and documentation of mortgage loans exclusively for our U.S. homebuilding customers. TMHF had the ability to use wholesale lender funds in its transactions, rather than a warehouse line facility. The wholesale lending sources carried all decision making authority and all principal risk associated with underwriting loans. This historical profile has led to limited put-back risk for TMHF. TMHF’s multi-lender platform included Flagstar Bank, US Bank, SunTrust Bank, Wells Fargo Mortgage and Metlife Home Loans. Revenue was derived from yield spread premiums, broker points and processing fees. The main strategic purpose of TMHF in our business is:

•	to utilize finance as a sales tool as part of the purchase process to ensure a consistent customer experience and assist in maintaining production efficiency; and

•	to influence and assist in determining our backlog quality and to better manage projected closing and delivery dates for our customers.

As of January 1, 2011, in response to U.S. federal regulatory changes, TMHF transitioned to operating as a full lender and conducting its business as a Federal Housing Authority Full Eagle lender. TMHF funds mortgage loans utilizing a warehouse line facility. TMHF maintains a relationship with its correspondent lenders through which it utilizes its Principal Authorized Agent designation to mitigate the underwriting risk associated with its funding of mortgage loans. Revenue is earned through origination and processing fees combined with service release premiums earned in the secondary market once the loans are sold to investors. We seek to hold loans on our books for approximately 20 days before selling them to the secondary market. TMHF maintains long-standing relationships with several of the lenders stated above.

During the nine months ended September 30, 2012, TMHF closed 1,292 loans with an aggregate loan volume of approximately $330 million, representing a capture rate of 84%. In 2011, TMHF closed 1,512 loans with an aggregate loan volume of approximately $378.1 million, representing a capture rate of 83%. In 2010, TMHF closed 1,701 loans with an aggregate loan volume of approximately $397.5 million, representing a capture rate of 84%. Our mortgage capture rate represents the percentage of our U.S. homes sold to a purchaser that utilized a mortgage, for which the borrower obtained such mortgage from TMHF or one of our preferred third party lenders.

Land Acquisition Policies and Development

Locating and vetting attractive land positions is a critical challenge for any homebuilder or developer. In order to maximize our expected risk-adjusted return, the allocation of capital for land investment is performed at the corporate level with a disciplined approach to portfolio management. Our Investment Committee meets twice monthly and consists of our President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and General Counsel, Vice President, Land Investments and Vice President, Sales and Marketing. Annually, the divisions prepare a strategic plan for their specific geographies. Macro and micro indices, such as employment, housing starts, new home sales, resales and foreclosures along with market related shifts in competition, land availability and consumer preferences, are carefully analyzed to determine the land and business strategy for the following one to five years. Supply and demand are analyzed on a consumer segment and submarket basis to ensure land investment is targeted appropriately. The long-term plan is compared on an ongoing basis to realities in the marketplace as they evolve and is adjusted to the extent necessary. Our existing land portfolio as of September 30, 2012 is detailed below:

East Region (lots owned or controlled)

	Owned September 30, 2012				Controlled September 30, 2012
Division	Raw	Partially Developed	Finished	Total	Raw	Partially Developed	Finished	Total	Total Owned & Controlled
North Florida	439	122	958	1,519	456	—	57	513	2,032
Southeast Florida	—	—	1	1	—	—	—	—	1
West Florida	1,119	3,276	2,063	6,458	3,923	—	530	4,453	10,911
Houston	1,318	188	777	2,283	0	—	96	96	2,379
Austin	1,119	180	370	1,669	316	—	4	320	1,989

Total	3,995	3,766	4,169	11,930	4,695	—	687	5,382	17,312

West Region (lots owned or controlled)
	Owned September 30, 2012				Controlled September 30, 2012
Division	Raw	Partially Developed	Finished	Total	Raw	Partially Developed	Finished	Total	Total Owned & Controlled
Phoenix	3,718	682	1,326	5,726	1,083	—	69	1,152	6,878
Northern California	977	55	709	1,741	23	0	—	23	1,764
Southern California	—	219	297	516	254	42	—	296	812
Denver	532	55	198	785	122	—	—	122	907

Total	5,227	1,011	2,530	8,768	1,482	42	69	1,593	10,361

Canada Region (lots owned or controlled)
	Owned September 30, 2012				Controlled September 30, 2012
	Raw	Partially Developed	Finished	Total	Raw	Partially Developed	Finished	Total	Total Owned & Controlled
Single-family	1,069	58	860	1,985	918	—	—	918	2,903
High-rise	—	588	424	1,012	—	—	—	—	1,012
Single-family JV	1,117	3	36	1,156	814	—	—	814	1,970
High-rise JV	187	172	443	802	605	—	—	605	1,407

Total	2,373	821	1,763	4,955	2,337	—	—	2,337	7,292

North America (lots owned or controlled)

	Owned September 30, 2012					Controlled September 30, 2012
	Raw	Partially Developed	Finished	Total	Raw	Partially Developed	Finished	Total	Total Owned and Controlled
Total	11,593	5,598	8,462	25,653	8,514	42	756	9,312	34,965

Note: Single-family JV and high-rise JV controlled lots are comprised of our proportionate share of lots within consolidated joint ventures.

Lot Inventory by Geography

	As of September 30, 2012		Last twelve months ended September 30, 2012

	Owned Lots	Inventory book value (Owned Only) (in thousands)(1)	Consolidated closings
Florida	7,978	$194,391	869
Texas	3,952	217,629	720
Arizona	5,726	181,964	468
California	2,257	367,774	481
Colorado	785	46,721	141
Canada Single-family	3,142	179,953	937
Canada High-rise	1,813	87,331	195

Total	25,653	$1,275,763	3,811

Note: 4,629 and 2,699 lots in Florida and Arizona, respectively, are lots held for long-term development.

Beginning in 2007, we strategically sold land holdings in the outer metropolitan areas of our markets. Since January 1, 2009, we have opportunistically acquired 16,733 lots, of which 12,534 remain in our lot supply. In addition, 60% of our U.S. lots were acquired after January 1, 2008, with such lots representing 82% of our U.S. inventory book value of land.

Lot Development Status

	As of September 30, 2012
(in thousands, except for lots)
Development Status	Owned Lots	Book Value of Land and Development
Long-term	6,750	$51,566
Raw	8,938	236,108
Under development	2,851	149,401
Finished	7,114	442,385

Total	25,653	$879,460

In North America, many of our competitors buy finished lots from a land developer. This approach often reduces the margins of such builders, especially where competition for finished lots is high. We are less dependent on this approach, having a well-established land development capability in all of our markets, which we believe allows us to generate higher margins.

Lot Vintage

	As of September 30, 2012
(in thousands, except for lots)
Year acquired	Owned Lots	Book Value of Land and Development
Pre-2008	12,321	$208,647
2008	797	13,459
2009	2,732	76,166
2010	3,211	116,715
2011	3,673	214,372
2012 (through September 30, 2012)	2,919	250,101

Total	25,653	$879,460

In the land purchasing process, specific projects of interest are detailed by the local division team, including proposed ownership structure, environmental concerns, anticipated product segmentation, competitive environment and financial returns. We also determine whether further spending on currently owned and controlled land is a well-timed and appropriate use of capital. As market circumstances change, we evaluate whether communities that have been put on hold will be resumed. In all circumstances, our investment strategy emphasizes expected profitability to reflect the risk and timing of returns, rather than the establishment or maintenance of sales volumes in new or existing markets.

One benefit of recent market conditions has been improvement in the entitlement and development process. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions usually within the developer’s control. For the duration of the term of the entitlements, the developer enjoys the right to develop a specific number of residential lots without the need for further public hearings or discretionary local government approvals. Certain regulatory agencies in the United States have recently shown some flexibility and willingness to provide cost saving concessions to builders and developers. The development process has also seen certain benefits. The primary land development tasks include grading land, installing utilities, constructing concrete curbs and other structures, paving roads and landscaping. As the market demand for these tasks has decreased, in certain cases our development timelines and costs have been reduced. In certain of our U.S. markets, we anticipate that the cost and time advantages that exist today will continue in the near term as many builders continue to push for finished lot inventory.

Homes in Inventory

We manage our inventory of homes under construction by selectively starting construction on unsold homes to capture new home demand, while monitoring the number and aging of unsold homes. As of September 30, 2012, we had a total of 3,226 homes in inventory, which included 2,536 homes under contract but not yet closed.

The following is a summary of our homes in inventory by region as of September 30, 2012:

	Homes in Backlog	Models	Inventory to be Sold	Total	Inventory Value without Land (in thousands)
West	623	84	182	889	$95,989
East	690	73	259	1,022	113,257
Canada(1)	1,223	23	69	1,315	118,910

Total	2,536	180	510	3,226	$328,156

(1)	Does not include unconsolidated joint ventures.

A significant portion of our Canada homes in inventory relates to our high-rise products. The following table summarizes the size and status of our active high-rise projects, as of September 30, 2012:

	Nautilus	Couture	Ultra	Water- scapes	Encore	Yorkland	Lago(1)	Garden Court	Picasso(1)
Ownership by Monarch Corporation	50.0%	50.0%	100.0%	50.0%	50.0%	100.0%	50.0%	100.0%	50.0%
Units in the project	389	476	423	344	403	402	444	186	402
Total firm sales as of Sept. 30, 2012	386	474	422	319	374	394	257	162	323
Percentage sold	99.2%	99.6%	99.8%	92.7%	92.8%	98.0%	57.9%	87.1%	80.3%
Launch date	Aug. 07	Oct. 07	May 08	Sept. 08	Feb. 10	Apr. 10	Jun. 11	Oct. 11	Nov. 11
Occupancy (expected for periods from 2013 onward)	Aug. 12	Mar. 13	May 13	May 14	Jun. 13	Jun. 14	Dec. 16	Aug. 14	Jan. 16

(1)	Sales are not included in our September 30, 2012 backlog because, as of such time, construction had not yet been approved by our Investment Committee.

Procurement and Construction

We employ a comprehensive procurement program that leverages our size and national presence to achieve attractive cost savings. Our objective in procurement is to maximize efficiencies on local, regional and national levels and to ensure consistent utilization of established contractual arrangements.

The program currently involves over 30 vendors and includes highly reputable and well-established companies who supply us with lumber, appliances, HVAC systems, insulation, shingles, paint and lighting, among other supplies. Through these relationships, we are able to realize discounts on the costs of essential materials. Contracts are typically structured to include a blend of attractive upfront pricing and rebates and, in some cases, advantageous retroactive pricing in instances of contract renewals. The program arrangements are typically not designed to be completely exclusive in nature; for example, divisions may choose to use local or alternate suppliers if they find cost savings by doing so. However, our divisions have historically made use of over 80% of our national procurement contracts, largely as a result of the advantageous pricing available under such contracts.

In addition to cost advantages, these arrangements also help minimize the risk of construction delays during supply shortages, as we are often able to leverage our size to obtain our full allocation of required materials. Furthermore, these arrangements sometimes include provisions for cooperative marketing, which allow us to extend the reach and effectiveness of our advertising efforts.

As the U.S. housing market continues to recover, we expect to be able to further leverage our size to ensure continued competitive pricing on required supplies. We have extensive experience managing all phases of the construction process. Although we do not employ our own skilled tradesmen, such as plumbers, electricians and carpenters, we actively participate in the entire construction process to ensure that our homes meet our high standard of quality. Each of our new home projects is staffed by an on-site construction manager, or superintendent. Our homes are constructed by subcontractors who are overseen by the on-site superintendent. As a result of not employing our own construction base, it is not necessary to purchase and maintain high capital construction equipment. On-site personnel are also responsible for making any adjustments to a home before delivery to a purchaser and for after-sales service pursuant to our warranty.

Joint Ventures

We participate in property development and homebuilding joint ventures to purchase and/or develop land where we have less than full ownership, as a means of controlling lot positions, expanding our market opportunities, establishing strategic alliances, reducing our risk profile, leveraging our capital base, and enhancing our returns on capital. The purpose of our homebuilding joint ventures is to develop land and construct homes that are sold directly to homebuyers. Our land development joint ventures include those with developers and other homebuilders, as well as financial investors to develop finished lots for sale to the joint venture’s members or other third parties. We evaluate joint venture opportunities in all of our existing homebuilding markets as a means to acquire attractive land positions, expand our presence in markets, manage our risk profile and leverage our capital base.

In Canada, Monarch Corporation enters into joint ventures as a means of acquiring land in partnership with a landowner that wants to participate in its development. In some instances, joint ventures allow Monarch Corporation to keep land under control without a significant cash outlay until the land is ready for future development or delivered to end users. Joint ventures also allow Monarch Corporation to mitigate risk on large projects and in some instances provide a market for finished lots to us and to our joint venture partners on single-family projects. We have used joint ventures for both our single-family and high-rise product development.

Monarch Corporation’s joint ventures are generally structured so that the owner holds title to the land until construction or land development commences. Monarch Corporation contributes capital on an as-needed basis to the joint venture in the form of equity contributions, which in the aggregate is generally equal to its joint venture partner’s net land equity. Typically, our joint ventures operate as 50/50 co-ownerships managed by a management committee with equal voting rights for each co-owner. Monarch Corporation is appointed development manager of the joint venture and manages the day-to-day operating decisions under the direction of the management committee. Additional financing beyond each co-owner’s equity contribution is arranged through a third party lender, and Monarch Corporation’s liability under such financing is typically limited to a guarantee of a portion of the financing in proportion to its ownership in the joint venture. This financing is undertaken for the life of the project and is negotiated on the basis of market interest rates and covenants. In all high-rise joint ventures, we are paid a fee to manage the project.

We also participate in joint ventures related to title services in Canada.

Unconsolidated Joint Ventures

We use the equity method of accounting for our investments in unconsolidated joint ventures that are not VIEs and over which we do not exercise control and have ownership interests of 50% or less. As of September 30, 2012, we had equity investments in six unconsolidated active land development and homebuilding entities. Of our five active unconsolidated joint ventures in Canada, three were related to our single-family business and two were related to our high-rise business.

Our unconsolidated joint ventures obtain secured acquisition, development and construction financing primarily from third party lenders. As of September 30, 2012, outstanding debt of our unconsolidated joint ventures to third party lenders was $166.2 million, of which our subsidiaries have issued secured guarantees of $166.2 million.

The investment in these unconsolidated entities recorded on our consolidated balance sheet was $78.0 million as of September 30, 2012.

Consolidated Joint Ventures

We consolidate joint ventures where we exercise control and influence over the investee and/or we own a majority economic interest. As of September 30, 2012, we conducted land development and homebuilding activities in one consolidated joint venture. Our Steiner Ranch project in Austin, Texas has been deemed a VIE, which qualifies for consolidation in our financial statements. The project is a long-lived residential and commercial venture where, subject to the terms of our joint venture arrangements, we exercise control over the operations and strategic direction of the joint venture.

Sales and Marketing

Our marketing program calls for a balanced approach of corporate support and local expertise to attract potential homebuyers in a focused, efficient and cost-effective manner. Our sales and marketing team provides a generalized marketing framework across our regional operations as well as sales training to our local teams. Our divisional sales and marketing teams utilize local media and marketing streams to deliver a unique message that is relevant to our targeted consumer groups in each market.

Our goal is to identify the preferences of our target customer and demographic groups and offer them innovative, high-quality products that are efficient and profitable to build. To achieve this goal, we conduct extensive market research to determine preferences of our customer groups. We do not use “off the shelf” industry-standard customer groups (which tend to focus on classification by price point) in our marketing programs. Instead, through extensive and targeted market research, we have identified seven consumer groups by focusing on particular lifestyle preferences, tastes and other attributes of our customer base. Our group classification, includes four categories of couples or singles, such as our “Fancy Nesters” customers, and three categories of families, such as our “Parks and Prestige” customers.

We have gathered data regarding the specific preferences of our seven consumer groups. Our approach to customer group identification guides all of our operations from our initial land acquisition through to our design, building, marketing and delivery of homes and our ongoing after-sales customer service. Among our peers, we believe we are at the forefront of directed marketing strategies, as evidenced by our highly trafficked internet site.

The central element of our marketing platform is our customer websites. The main purpose of these websites is to direct potential customers to one of our sales teams. Customers are also able to use the websites to make inquiries and to receive a prompt response from one of our “Internet Home Consultants.” The websites are fully integrated with our customer relationship management system. By analyzing the content of our customer relationship management system, we are able to focus our lead generation programs to deliver high-quality sales leads. With these leads we are better able to increase sale conversion rates and lower marketing costs.

Competition

The U.S. and Canadian homebuilding industries are highly competitive. We compete in each of our markets with numerous other national, regional and local homebuilders for homebuyers, desirable properties, raw materials, skilled labor and financing. We also compete with sales of existing homes and with the rental housing market. Our homes compete on the basis of quality, price, design, mortgage financing terms and location. We have begun to see some consolidation among national homebuilders in the United States and expect that this trend will continue. The homebuilding industry has historically been subject to significant volatility. We may be at a competitive disadvantage with regard to certain of our national competitors whose operations are more geographically diversified than ours, as these competitors may be better able to withstand any future regional downturn in the housing market. In addition, a number of our national competitors such as D. R. Horton Inc., Pulte Group, Inc. and Lennar Corporation are larger than we are and may have greater financial and operational resources than we do. This may give our competitors an advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business as we have planned. See “Risk Factors—Risks related to our industry and our business.”

In order to maximize our sales volumes, profitability and product strategy, we strive to understand our competition and their pricing, product and sales volume strategies and results. Market conditions in the United

States have also led to a large number of foreclosed homes being offered for sale, which has increased competition for homebuyers and has affected pricing. However, we have generally taken a proactive approach to distancing ourselves from overly affected submarkets, which we believe has enabled us to drive sales in our markets without competing as directly with foreclosures.

In addition, across our U.S. markets, we have seen reduced competition from small and mid-sized private builders who had been competitors in the new home market. We believe that access to and cost of capital for these private builders has been significantly constrained; however, private builders in the Canadian markets are well capitalized.

TMHF competes with other mortgage lenders, including national, regional and local mortgage bankers and other financial institutions. While many large homebuilders are affiliated with a single lender, TMHF utilizes a multi-lender correspondent platform which gives us increased flexibility when placing loans with investors. During the downturn, during which time this structure had limited correspondent lenders, TMHF continued to strengthen its relationships with its existing lender sources. This created stability and consistency in our processes and delivery of funding. Although we do not benefit from the secondary market segment of our mortgage transactions, we have the benefits of utilizing our lender’s underwriting and funding platforms. Along with reduced underwriting risk of the legacy pipeline, this advantage has made us stronger and more resilient than many of our peers in uncertain economic conditions. Due to the historically low interest rate environment, many banks are focused on existing home refinance business and government modification/refinance programs, while our focus and expertise remains dedicated to the financing of new home construction. While many builder-owned mortgage companies sustained significant losses from repurchase demands, TMHF did not suffer losses comparable to those of many of its peers, due to the unique multi-lender platform and mitigated exposure to repurchases and buy-backs. To date, TMHF has not incurred a financial loss from the repurchase of mortgages from legacy business.

Regulatory, Environmental, Health and Safety Matters

We are subject to various local, state, provincial and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular property or locality. In a number of our markets, there has been an increase in state, provincial and local legislation authorizing the acquisition of land as dedicated open space, mainly by governmental, quasi-public and non-profit entities. In addition, we are subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes in our communities. The impact of these laws may increase our overall costs, and may delay the opening of communities or cause us to conclude that development of particular communities is not economically feasible, even if any or all governmental approvals were obtained. We also may be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in one or more of the areas in which we operate. Generally, such moratoriums relate to insufficient water or sewage facilities or inadequate road capacity.

In order to secure certain approvals in some areas, we may be required to provide affordable housing at below market rental or sales prices. The impact on our business depends on how the various state and local governments in such areas implement their programs for affordable housing. To date, these restrictions have not had a material impact on us and have existed generally only in California.

Our mortgage subsidiary is subject to various state and federal statutes, rules and regulations, including those that relate to licensing, lending operations and other areas of mortgage origination and financing. The impact of those statutes, rules and regulations may increase our homebuyers’ cost of financing, increase our cost of doing business, as well as restrict our homebuyers’ access to some types of loans.

Environmental

We are required to comply with existing federal, state, provincial and local environmental statutes, ordinances, rules and regulations concerning protection of public health and the environment, including those which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under or in property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate property, may adversely affect the owner’s ability to borrow by using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of any substance at a disposal or treatment facility, whether or not the facility is or ever was owned or operated by the person. Environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery for personal injuries caused by hazardous materials from owners of real property that contain hazardous materials. Complying with these environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and/or may prohibit or severely restrict development in certain environmentally sensitive regions or areas.

We are subject to certain litigation related to environmental matters. See “—Insurance and Legal Proceedings—Chinese Drywall.”

As part of the land acquisition due diligence process, we utilize environmental assessments to identify environmental conditions that may exist on potential acquisition properties. Environmental site assessments conducted at our properties have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, liquidity or results of operations, nor are we aware of any material environmental liability or concerns.

We manage compliance with federal, state, provincial and local environmental requirements at the division level with assistance from the corporate and regional legal departments, including environmental regulations related to U.S. Storm Water Pollution Prevention, U.S. Endangered Species Act, U.S. Wetlands Permitting, NPDES Permitting, Cultural Resources, dust control measures and state, provincial and local preservation ordinances.

Health and Safety

We are committed to maintaining high standards in health and safety at all of our sites, to ensure the safety of our team members, our trade partners, our customers and prospects and the general public. That commitment is tested through our health and safety audit system that includes comprehensive twice-yearly independent third-party inspections of our sites covering all aspects of health and safety. A key area of focus is ensuring that site conditions meet exacting health and safety standards and that subcontractor performance throughout our operating areas meet or exceed expectations. All of our team members must complete an assigned curriculum of online health and safety courses each year. These courses vary according to job responsibility. In addition, groups such as construction and field personnel are required to attend additional training programs such as the Occupational Safety and Health Administration (“OSHA”) 10-hour course, First-Aid and CPR.

Employee Matters

As of January 31, 2013, we employed approximately 1,028 full-time equivalent persons. Of these, approximately 280 were engaged in sales and marketing activities (of which 205 are onsite sales representatives), 260 in construction (of which 201 are field superintendents), 49 warranty and 77.5 purchasing team members, 203.5 in operations (inclusive of TMHF, title services and corporate services in Canada and the United States), 77.5 in finance activities, 24.5 in our design centers and 56 in land activities. As of January 31, 2013, we were subject to no collective bargaining agreements. We consider our employee relations to be good.

Properties

We lease office space in Scottsdale, Arizona, which serves as our corporate headquarters, and office space in other locations throughout California, Colorado, Arizona, Texas and Florida, which serves our Taylor Morrison divisional homebuilding operations and as branch office space for our related real estate services, including our title and mortgage services. We also lease office space in Toronto, Canada, which serves as the headquarters of our Monarch operations.

Information Technology

We have a centralized information technology organization with its core team located at our corporate headquarters in Scottsdale, augmented with field support technicians in key locations across the United States and Canada. Our approach to information technology is to continuously simplify our information technology platform and consolidate and standardize applications. We believe a common application platform enables the sharing of ideas and rapid implementation of process improvements and best practices across the entire company. All back-office operations in the United States and Canada use a fully integrated, industry recognized enterprise resource planning package. Marketing and field sales utilize a leading customer relationship management solution that tracks leads and prospects from all sources and manages the customer communication process from lead creation through the buying process and beyond the post-warranty period. Field operations teams collaborate with the supply chain to schedule and manage development and construction projects with a set of standard and widely used homebuilding industry solutions.

Intellectual Property

We own certain logos and trademarks that are important to our overall branding and sales strategy. Our consumer logos are designed to draw on a recognized homebuilding heritage while emphasizing a customer-centric focus.

Insurance and Legal Proceedings

Insurance and Risk Management

We maintain insurance through a captive insurance company and through third-party commercial insurers, subject to deductibles and self-insured amounts, to protect us against various risks associated with our activities, including, among others, general liability, “all-risk” property, workers’ compensation, automobile and employee fidelity. We accrue for our expected costs associated with the deductibles and self-insured amounts. Litigation is managed by our legal department, with assistance from our risk management team on insurance coverage matters and from other division personnel as required. We are focused on claim prevention through training, standardized documentation and centralized processes.

Legal Proceedings

Chinese Drywall. Between 2008 and 2012, we confirmed the presence of defective Chinese-made drywall in several of our communities in Florida, primarily in West Florida homes, which were generally delivered between May 2006 and November 2007. The estimated cost of repair for affected homes that we have inspected is included in our warranty reserve. We are continuing our investigation of homes to determine whether there are additional homes, not yet inspected, with defective, Chinese-made drywall. If our inspection identifies more homes with defective Chinese-made drywall than we have currently identified, it may require an increase in our warranty reserve in the future. We are seeking reimbursement from our subcontractors, suppliers, insurers and manufacturers for costs that we have incurred to investigate and repair homes with defective Chinese-made drywall. We believe that adequate provision for costs associated with the repair of homes currently known to have defective Chinese-made drywall has been made and that these costs are not expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

MANAGEMENT

Executive Officers and Directors

The names and ages of our executive officers and directors as of the date of this prospectus are set out below:

Name	Age	Position
Sheryl Palmer	51	President and Chief Executive Officer of TMHC and Taylor Morrison, Inc. and Director
C. David Cone	41	Vice President and Chief Financial Officer of TMHC and Taylor Morrison, Inc.
Stephen Wethor	46	President, West Region of Taylor Morrison, Inc.
Louis Steffens	45	President, East Region of Taylor Morrison, Inc.
Brad Carr	40	President, Monarch Corporation
Darrell Sherman	48	Vice President and General Counsel of TMHC and Taylor Morrison, Inc.
Erik Heuser	40	Vice President, Land Investments of Taylor Morrison, Inc.
Robert Witte	47	Vice President and Chief Information Officer of Taylor Morrison, Inc.
Kathleen Owen	48	Vice President, Human Resources of Taylor Morrison, Inc.
Graham Hughes	53	Vice President, Sales and Marketing of Taylor Morrison, Inc.
Tawn Kelley	49	President, TMHF and Mortgage Funding Direct Ventures
Timothy R. Eller	64	Chairman, Director
John Brady	49	Director
Kelvin Davis	49	Director
Joe S. Houssian	64	Director
Jason Keller	43	Director
Greg Kranias	36	Director
Peter Lane	48	Director
R. Michael Miller	56	Director
Rajath Shourie	39	Director

Sheryl Palmer, President and Chief Executive Officer of TMHC and Taylor Morrison, Inc., Director

Ms. Palmer became the President and Chief Executive Officer of Taylor Morrison in August 2007 after previously serving as Executive Vice President for the West Region of Morrison Homes. Ms. Palmer became the President and Chief Executive Officer of TMHC in November 2012. Her previous experience includes 10 years with Pulte Homes/Del Webb, a homebuilder and developer of retirement communities, where she last held the title of Nevada Area President, and eight years as Division President for Blackhawk Corp, a homebuilder. Ms. Palmer brings more than 25 years of experience to her position, including leadership in land acquisition, sales and marketing, development and operations management. For these reasons, we believe she is well qualified also to serve on our Board of Directors.

C. David Cone, Vice President and Chief Financial Officer of TMHC and Taylor Morrison, Inc.

Mr. Cone joined Taylor Morrison as Vice President and Chief Financial Officer in October 2012. Mr. Cone became the Vice President and Chief Financial Officer of TMHC in November 2012. In the nine years prior to joining Taylor Morrison, Mr. Cone held various positions at PetSmart, Inc., a pet supply and service company, serving as Vice President of Financial Planning and Analysis in 2012, Vice President of Investor Relations and Treasury from 2008 to 2011, and Vice President of Finance from 2007 to 2008. Prior to his tenure at PetSmart, Mr. Cone worked at AdvancePCS, a prescription benefit plan administrator, and PricewaterhouseCoopers, an accounting firm. Mr. Cone holds a degree in business economics from the University of California at Santa Barbara.

Stephen Wethor, President, West Region of Taylor Morrison, Inc.

Mr. Wethor joined Taylor Morrison as Division President for Phoenix in March 2007 and was named President of the West Region in August 2007. As President, he is responsible for the development and execution of strategic, operational and financial business plans for the West region (which includes the Phoenix, Southern California, Northern California and Denver divisions). He temporarily assumed the responsibilities of Chief Financial Officer from July 2010 until February 2012. Prior to joining Taylor Morrison, he spent 12 years with Pulte/Del Webb and seven years at Deloitte & Touche, an accounting firm. Mr. Wethor holds a bachelor’s degree in Accounting from the University of South Dakota.

Louis Steffens, President, East Region of Taylor Morrison, Inc.

Mr. Steffens joined Taylor Morrison as President of the East Region in January 2007. His responsibilities include development and execution of strategic, operational and financial business plans for the East region which includes the North Florida, West Florida, Houston, Dallas and Austin markets. Prior to joining Taylor Morrison, he spent four years at Beazer Homes, a publicly traded homebuilding company, and 10 years at Pulte Homes. He holds a bachelor’s degree in Accounting from Michigan State University.

Brad Carr, President, Monarch Corporation

Mr. Carr joined Monarch Corporation in 2001 as Manager of Land Acquisitions and was named Senior Vice President of single-family operations in 2004, a position he held until becoming Regional President in May 2012. Prior to joining Monarch Corporation, he worked as a Vice President in The Heinrichs Group, a land developer. Mr. Carr holds a bachelor’s degree in architectural and building science from Ryerson University.

Darrell Sherman, Vice President and General Counsel of TMHC and Taylor Morrison, Inc.

Mr. Sherman joined Taylor Morrison as Vice President and General Counsel in June 2009 and has over 17 years of experience in the homebuilding industry. Mr. Sherman became the Vice President and General Counsel of TMHC in November 2012 and serves as the board secretary. He is responsible for the company’s legal affairs, including finance and real estate transactions, corporate governance, regulatory compliance and litigation matters. Prior to joining Taylor Morrison, Mr. Sherman was a Managing Member and General Counsel of Patriot American Development, a real estate acquisition and development company from 2005-2009; General Counsel of the Southwest and Mountain States Regions of Centex Homes from 2000 to 2005; and Associate General Counsel of Pulte Homes/Del Webb Corporation from 1996 to 2000. Prior to joining the homebuilding industry Mr. Sherman was a finance and real estate lawyer at Snell & Wilmer, a law firm headquartered in Phoenix, Arizona. He holds a B.A. in Economics with university honors and a J.D., both from Brigham Young University where he was a member of the BYU Law Review. He is a member of the State Bar of Arizona and the American Bar Association.

Erik Heuser, Vice President, Land Investments of Taylor Morrison, Inc.

Mr. Heuser joined Taylor Morrison as Director of Business Development in 2004 and was named Vice President of Land Investments in 2007. His responsibilities include business development initiatives and evaluation of all of our contemplated investments and divestitures. Prior to joining Taylor Morrison, he was Regional Director for Hanley Wood Market Intelligence, a provider of residential real estate research and analysis; Vice President of Acquisitions for PNC Financial Services Group/Washington Mutual Bank, a national bank; Metropolitan Life Insurance, a national insurance company; and A.G. Edwards & Sons, a financial services holding company. He holds a bachelor’s degree in Finance from Illinois State University and an M.B.A. from the Keller Graduate School of Management.

Robert Witte, Vice President and Chief Information Officer of Taylor Morrison, Inc.

Mr. Witte joined Taylor Morrison as Vice President and Chief Information Officer in June 2004. His responsibilities include oversight of all enterprise-wide information technology activities, including infrastructure and architecture, applications development, re-engineering business processes, networks, outsourcing, computer and auxiliary operations and support. Prior to joining Taylor Morrison, he spent 17 years at General Electric, a multinational manufacturing conglomerate, where he held the position of Chief Information Officer for GE Nuclear Energy for three years and GE Wind Energy for two years. He holds a bachelor’s degree in Management Information Systems and Operations Management from Syracuse University and an M.B.A. from Purdue University.

Kathleen Owen, Vice President, Human Resources of Taylor Morrison, Inc.

Ms. Owen joined Taylor Morrison as Vice President of Human Resources in June 2005. Her responsibilities include oversight of all employee benefit programs and providing expertise in the areas of leadership, organization design, building capability and human capital processes. Prior to joining Taylor Morrison, she held the title of Vice President of Human Resources at McKesson Corp., a pharmaceutical distributor and healthcare provider, and CheckFree Corp., a global provider of financial electronic commerce. Ms. Owen holds a bachelor’s degree in Psychology from Georgia State University.

Graham Hughes, Vice President, Sales & Marketing of Taylor Morrison, Inc.

Mr. Hughes was named Vice President of Sales and Marketing for Taylor Morrison in July 2007. His responsibilities include promoting and maintaining the overall Taylor Morrison brand, developing strategies and marketing campaigns on a national level and creating a culture of best practice consistency in Sales and Marketing. Mr. Hughes transferred to the United States from the then parent company, George Wimpey, in January 2007 as Vice President of Sales and Marketing for the West region of Morrison Homes. Prior to joining Taylor Morrison, he worked for 20 years with George Wimpey in the United Kingdom where he was the Director of Customer Services and Sales and Marketing, as part of the executive team, for seven years.

Tawn Kelley, President, TMHF

Ms. Kelley joined Taylor Morrison as President of TMHF and Mortgage Funding Direct Ventures in April 2009 when Taylor Morrison acquired Mortgage Funding Direct Ventures, a mortgage provider owned by Ms. Kelley. From January 2001 until the acquisition of Mortgage Funding Direct Ventures, she held the position of Managing Member and President of both Mortgage Funding Direct Ventures and TMHF. Prior to owning Mortgage Funding Direct Ventures, Ms. Kelley worked with CTX Mortgage Ventures, NVR Mortgage and Wells Fargo Mortgage (formerly Norwest Mortgage), each a mortgage provider.

Timothy Eller, Director and Chairman

Mr. Eller is a principal of Cordalla Capital, LLC, a private equity firm, where he directs major investments in real estate and related businesses. He is also Chief Executive Officer of TegrityHomes, Cordalla’s homebuilding subsidiary. Prior to founding Cordalla Capital in 2009, Mr. Eller served in various industry roles including President and CEO of Centex Homes, a public homebuilder; Chairman, President and CEO of Centex Corporation from 2002-2009; and board Vice Chairman of Pulte Group, Inc. from 2009 to 2011. Mr. Eller currently sits on the board of BuildLinks, a private company engaged in the development and sale of software to the homebuilding industry, and is a member of the Advisory Board of the Encore Housing Opportunity Fund, a private equity fund. We believe Mr. Eller’s extensive experience in leadership, real estate investment and corporate governance make him well qualified to serve as Chairman of our Board of Directors.

John Brady, Director

Mr. Brady joined Oaktree Capital Management in 2007 as Managing Director and Head of Oaktree Capital Management’s global real estate group. From 2003 to 2007, Mr. Brady was Principal and Head of the North American acquisitions business (excluding gaming) at Colony Capital, LLC, a private international real estate-related investment firm in Los Angeles. In 2000, he co-founded The Destination Group, LLC, a private equity investment firm in Los Angeles targeting opportunities in travel and leisure. From 1991 to 2000, Mr. Brady focused on distressed investments for Colony Capital and led Colony’s expansion into Asia in 1998. He holds a B.A. in English from Dartmouth College and an M.B.A. with concentrations in corporate finance and real estate from the University of California at Los Angeles. Mr. Brady has extensive experience across a range of real estate investments and property types, including distressed loan portfolio acquisitions and asset management, loan restructurings and workouts, and direct real estate and real estate related acquisitions and financings. For these reasons, we believe he is well qualified to serve on our Board of Directors.

Kelvin Davis, Director

Mr. Davis is a TPG Senior Partner and co-heads TPG’s Real Estate Group. Prior to 2012, he was also head of TPG’s North American Buyouts Group, incorporating investments in all non-technology industry sectors. Prior to joining TPG in 2000, Mr. Davis was President Chief Operating Officer of Colony Capital, Inc., which he co-founded in 1991. Prior to the formation of Colony, Mr. Davis was a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass. Prior to his affiliation with RMB Realty, he worked at Goldman, Sachs & Co., an investment bank, in New York City and with Trammell Crow Company, a real estate developer, in Dallas and Los Angeles. Mr. Davis is a Director of Caesars Entertainment, Inc., a casino and resort developer, Northwest Investments, LLC (which is an affiliate of ST Residential, a private homebuilder), Univision Communications, Inc., (a Spanish language media provider), Catellus Development Corporation, and Parkway Properties, Inc. He is also a long-time Director (and one-time Chairman) of Los Angeles Team Mentoring, Inc. (a charitable mentoring organization), is a Director of the Los Angeles Philharmonic Association, is a member of the Board of Trustees of the Los Angeles County Museum of Art, and is on the Board of Overseers of the Huntington Library, Art Collections, and Botanical Gardens. Mr. Davis holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard University. Mr. Davis brings extensive experience in real estate, finance and corporate governance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

Joe S. Houssian, Director

Mr. Houssian founded JH Investments, his personal investment and holding company, in 2007 and has served as its Chairman since. Mr. Houssian began his career in 1973 at Xerox, a multinational document management corporation, before founding Intrawest in 1976. Intrawest grew from an urban residential real estate business into an internationally renowned resort and real estate development company responsible for the success of such pre-eminent ski resorts as Whistler Blackcomb as well as dozens of award winning golf courses, resort villages and developments around the world. Mr. Houssian served as Chairman of Intrawest until his departure in 2006 when the firm was sold to Fortress Investments Group, a private equity firm. Mr. Houssian is also the cofounder of Intracorp—a North American urban real estate developer—and the cofounder of Versacold Cold Storage, a Canadian refrigeration services provider. More recently, Mr. Houssian cofounded Replay Resorts, an integrated hospitality company, as well as Elemental Energy, an alternative energy development company with operations in the United States and Canada. Mr. Houssian holds an M.B.A. from the University of British Columbia. He brings extensive experience in leadership, corporate governance and finance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

Jason Keller, Director

Mr. Keller is a Managing Director of Oaktree Capital Management and previously served as Senior Vice President since he joined the firm in July 2007. Mr. Keller oversees the Oaktree Capital Management real estate group’s land, residential and homebuilding investments. Mr. Keller previously worked as a Vice President in the Real Estate Private Equity division of DLJ/Credit Suisse, an investment bank. Prior to joining DLJ, Mr. Keller worked in real estate finance at Salomon Brothers and CIBC Oppenheimer, financial services providers, advising numerous public and private companies, REITs, and financial institutions with respect to the acquisition, disposition and recapitalization of their real estate portfolios. He also worked as a real estate manager and developer for D-Street Investments, a boutique private equity firm. Mr. Keller holds a B.A. in Finance from Utah

State University and an M.B.A. in Finance and Real Estate from the Wharton School at the University of Pennsylvania. We believe Mr. Keller’s extensive background in real estate, corporate strategy and corporate finance make him well qualified to serve on our Board of Directors.

Greg Kranias, Director

Mr. Kranias joined TPG in 2005 and has served as a Principal in TPG’s Private Equity Group since 2010. From 2005 to 2009 Mr. Kranias served as a TPG Vice President. While at TPG, Mr. Kranias has been involved with the firm’s investments in Taylor Morrison, Catellus Corporation, Caesars Entertainment and Iasis Healthcare and a number of real estate non-performing loans. He currently sits on the board of directors of Catellus Corporation and Iasis Healthcare. Prior to joining TPG in 2005, Mr. Kranias worked at Forstmann Little & Company, a private equity firm, and Goldman, Sachs & Co, an investment bank. Mr. Kranias holds an A.B. from Harvard College and an M.B.A. from the Stanford Graduate School of Business. Mr. Kranias brings extensive experience in real estate, corporate strategy and corporate finance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

Peter Lane, Director

Mr. Lane has served since 2010 as Chief Executive Officer of Valerus, an oilfield services company headquartered in Houston, Texas. Prior to joining Valerus, Mr. Lane was an Operating Partner with TPG from 2009 to 2011. Before TPG, Mr. Lane spent 12 years at Bain & Company, a global consulting firm, where he led the Dallas and Mexico City Offices as well as the oil and gas practice. He became a Partner at Bain in 2003. Mr. Lane currently serves on the boards of Valerus and Petro Harvester, an oil and gas company. Mr. Lane holds a B.S. in physics from the University of Birmingham in the United Kingdom and an M.B.A. from the Wharton School. Mr. Lane brings extensive experience in business operations, finance and corporate governance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

R. Michael Miller, Director

Mr. Miller is a co-founder and since 1992, the Chairman and Chief Executive Officer of Intracorp USA, an urban real estate developer. As Chairman, Mr. Miller provides leadership in setting corporate goals, strategy and direction for Intracorp USA. Mr. Miller has extensive operating and financial management experience through his twenty years with the company. Mr. Miller is also the Chairman of Intracorp Capital, a private equity firm that invests in non-real estate businesses throughout the northwest US and Alaska. He is also a board member of Turtle Bay Resorts, a luxury hotel and development company in Hawaii. Mr. Miller is the former President and Chief Financial Officer of Intrawest USA, a diversified resort, leisure and real estate company, and cofounded Replay Resorts, an integrated hospitality development company. Before his roles at Intrawest USA, Mr. Miller was a Certified Public Accountant at Touche Ross & Co., a predecessor of Deloitte & Touche, an accounting firm. Mr. Miller is a graduate of the University of Montana. We believe Mr. Miller’s extensive background in leadership, real estate operations, accounting and financial management make him well qualified to serve on our Board of Directors.

Rajath Shourie, Director

Mr. Shourie joined Oaktree Capital Management in 2002 and has served as a Managing Director in the firm’s Opportunities Group since 2007. His prior experience includes two years at Goldman, Sachs & Co., in the Principal Investment Area and three years as a consultant at McKinsey & Co, a consulting firm. At Oaktree Capital Management, Mr. Shourie has been responsible for distressed debt and private equity investments in a wide range of industries including financial services, automotive, energy, aviation and real estate. His current board memberships include Jackson Square Aviation LLC and Store Capital LLC. Mr. Shourie holds a B.A. in Economics from Harvard College and an M.B.A. from Harvard Business School. Mr. Shourie brings extensive experience in real estate, finance and corporate governance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

In connection with this offering, we expect to enter into a new stockholders agreement with the Principal Equityholders. Under this stockholders agreement, our Principal Equityholders will have the right, subject to certain terms and conditions, to nominate representatives to our Board of Directors and committees of our Board of Directors. Pursuant to the stockholders agreement, certain of our actions and certain of our significant business decisions will require the approval of directors nominated by the TPG and Oaktree holding vehicles. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company

We have applied to list the shares offered in this offering on the New York Stock Exchange. Acting as a group, the TPG and Oaktree holding vehicles will control more than 50% of the combined voting power of our common stock following completion of this offering, so under current listing standards, we would qualify as a “controlled company” and accordingly, will be exempt from requirements to have a majority of independent directors, a fully independent nominating and corporate governance committee and a fully independent compensation committee.

Director Independence

The Board of Directors of TMHC has determined that Timothy R. Eller is an “independent director” as such term is defined by the applicable rules and regulations of the New York Stock Exchange.

Board Structure

Composition

The Board of Directors of TMHC currently consists of ten members. Prior to this offering we intend to appoint an additional board member such that our board of directors will consist of 11 members. In accordance with our certificate of incorporation and our bylaws, the number of directors on the Board of Directors of TMHC will be determined from time to time by the Board of Directors of TMHC, and only a majority of the Board of Directors of TMHC may fix the number of directors, provided that Requisite Investor Approval (as defined in the stockholders agreement) shall be required to increase the size of the Board above the minimum number of directors required for TMHC to comply with applicable law and the regulations of the New York Stock Exchange. For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock held by it at the closing of this offering and the approval of a director nominated by the Oaktree holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock held by it at the closing of this offering.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the Board of Directors of TMHC may be filled by the remaining directors, and until the Triggering Event (or the point in time at which the TPG and Oaktree holding vehicles no longer beneficially own shares representing 50% or more of the combined voting power of our common stock), vacancies on the Board of Directors of TMHC may also be filled by holders of a majority of the outstanding shares of common stock. Until the Triggering Event, any director may be removed with or without cause by holders of a majority of our outstanding shares of common stock. Thereafter, directors may only be removed for cause by the affirmative vote of the holders of at least three-fourths of our outstanding shares of common stock. At any meeting of the Board of Directors of TMHC, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, provided that, until the Triggering Event, a quorum will require the attendance of one director nominated by each holding vehicle that has the right to designate at least one director for election to the Board.

Our amended and restated certificate of incorporation will provide that the Board of Directors of TMHC will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors of TMHC will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors of TMHC. In connection with this offering,                      will be designated as Class I directors,              will be designated as Class II directors and              will be designated as Class III directors.

Pursuant to the stockholders agreement that we will enter into with the Principal Equityholders, each of the Principal Equityholders will have certain nomination rights. For so long as the TPG or Oaktree holding vehicles owns at least 50% of the shares of Class B common stock held by it as of the closing of this offering, such holding vehicle will be entitled to nominate three directors to serve on the Board of Directors of TMHC. When such holding vehicle owns less than 50% but at least 10% of the shares of Class B common stock held by it as of the closing of the offering, such holding vehicle will be entitled to nominate two directors. Thereafter, such holding vehicle will be entitled to nominate one director so long as it owns at least 5% of the shares of Class B common stock held by it as of the closing of this offering. To the extent permitted under applicable regulations of the New York Stock Exchange, for so long as a holding vehicle has the right to nominate one director, such holding vehicle shall be entitled to have one of its nominees serve on each committee of the Board of Directors of TMHC. In addition, for so long as JH owns 50% of its interest in the TPG and Oaktree holding vehicles and such holding vehicles own 50% of the shares of Class B common stock owned by such holding vehicles as of the closing of this offering, JH will be entitled to nominate one director to the Board of Directors of TMHC. The TPG holding vehicle has nominated Kelvin Davis, Greg Kranias and Peter Lane to serve on the Board of Directors of TMHC, the Oaktree holding vehicle has nominated John Brady, Jason Keller and Rajath Shourie to serve on the Board of Directors of TMHC and JH has nominated Joe S. Houssian to serve on the Board of Directors of TMHC.

The composition of the Board of Directors of Taylor Morrison Holdings, the parent company of our U.S. business, and Monarch Communities, the parent company of our Canadian business, is identical to the current composition of the Board of Directors of TMHC. Upon consummation of this offering, pursuant to governance agreements that we expect to enter into, we will contractually control the composition of the Boards of Directors of Taylor Morrison Holdings and Monarch Communities and their respective committees. See “Certain Relationships and Related Party Transactions—Governance Agreements.”

The Board of Directors of TMHC and its committees will have supervisory authority over TMHC, which will, through its indirect control of New TMM and TMM, exercise stewardship over the business and affairs of Taylor Morrison Holdings and its subsidiaries and Monarch Communities and its subsidiaries. TMHC, New TMM and TMM will not conduct any activities other than direct or indirect ownership and stewardship over Taylor Morrison Holdings and Monarch Communities and their respective subsidiaries. The Board of Directors of Taylor Morrison Holdings and its committees will have supervisory authority over Taylor Morrison Holdings and its subsidiaries and will exercise control over the operations and businesses of Taylor Morrison Holdings and its subsidiaries. The Board of Directors of Monarch Communities and its committees will have supervisory authority over Monarch Communities and its subsidiaries and will exercise control over the operations and businesses of Monarch Corporation and its subsidiaries.

Committees of the Board

Upon consummation of this offering, the Board of Directors of TMHC will have three standing committees. TMHC will be required to have an audit committee consisting entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have a fully independent nominating and governance or compensation committee.

Pursuant to the stockholders agreement described above, the TPG and Oaktree holding vehicles will each have the right to appoint a member to each committee of the Board of Directors of TMHC, subject to applicable rules and regulations of the New York Stock Exchange.

Audit

Upon completion of this offering, TMHC will have an audit committee consisting of             . The Board of Directors of TMHC has determined that                  qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of              are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the listing standards of the New York Stock Exchange. The Board of Directors of TMHC has determined that the composition of its audit committee satisfies the independence requirements of the SEC and the New York Stock Exchange.

•	compliance by our personnel with the TMHC code of ethics and TMHC related-party transactions policies;

•	the performance of our internal audit function; and

•	compliance by TMHC with legal and regulatory requirements.

Compensation

Upon completion of this offering, the compensation committee of TMHC will consist of             . Because we will be a “controlled company” under the rules of the New York Stock Exchange, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committees accordingly in order to comply with such rules.

The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention.

Nominating and Governance

Upon completion of this offering, the nominating and governance committee of TMHC will consist of             . Because we will be a “controlled company” under the New York Stock Exchange rules, our nominating and governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committees accordingly in order to comply with such rules.

Risk Oversight

TMHC’s Board of Directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The Board of Directors of TMHC regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the Board of Directors of TMHC is responsible for overseeing the management of risks relating to its employee compensation plans and arrangements and the audit committee of the Board of Directors of TMHC oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors of TMHC is regularly informed through committee reports about such risks.

Risk and Compensation Policies

TMHC’s management, at the direction of its Boards of Directors, has reviewed its employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on TMHC. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans and severance compensation plans, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, TMHC’s Boards of Directors and management believe that there are no unmitigated risks created by TMHC’s compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of TMHC’s compensation committee, and none of them have served, or will be permitted to serve, on TMHC’s compensation committee (or any other committee serving a similar function) of any other entity.

Codes of Conduct

We have adopted a Code of Ethics that applies to our President, Chief Executive Officer, Chief Financial Officer, senior financial officers and controllers at the corporate and division levels (the “Senior Officers Code”). The Senior Officers Code was designed to be read and applied in conjunction with our Code of Business Conduct and Ethics applicable to all employees. Both the Senior Officers Code and the Code of Business Conduct are available at             . Any future changes or amendments to the Senior Officers Code or the Code of Business Conduct, and any waiver of the Senior Officers Code or the Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer will be posted to our website at the above location.

Related Person Transactions

We have adopted a Related Person Transaction Policy, which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by TMHC’s audit committee. In accordance with our Related Person Transaction Policy, TMHC’s audit committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of our Related Person Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in our Related Person Transaction Policy) had, has or will have a direct or indirect material interest, in excess of $120,000. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by TMHC’s Board of Directors or compensation committee.

Our Related Person Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to TMHC’s audit committee for consideration at its next meeting. Under our Related Person Transaction Policy, only TMHC’s audit committee will be permitted to approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to TMHC’s audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our Related Person Transaction Policy also provides that TMHC’s audit committee will review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This compensation discussion and analysis discusses our executive compensation programs for our named executive officers in respect of our 2012 fiscal year and includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, or awarded or paid to, our named executive officers in the year. This section also describes processes we use in reaching compensation decisions and is intended to amplify and provide context for understanding the amounts in the tabular disclosure that follows. In addition, we highlight certain attributes of our program and describe some of our preliminary thinking as to our intended compensation approach when we are a public company.

Our named executive officers for 2012 were as follows:

President and Chief Executive Officer of TMHC and Taylor Morrison, Inc. and Director of Taylor Morrison Holdings and Monarch Communities	Sheryl Palmer

Vice President and Chief Financial Officer of TMHC and Taylor Morrison, Inc.	C. David Cone

President, West Region and Interim Chief Financial Officer of Taylor Morrison, Inc. (former)	Stephen Wethor

Chief Financial Officer of Taylor Morrison, Inc. (former)	Ed Barnes

President, East Region of Taylor Morrison, Inc.	Louis Steffens

President, TMHF and Mortgage Funding Direct Ventures	Tawn Kelley

President, Monarch Corporation	Brad Carr

TMM generally does not have executive officers, so our named executive officers are generally officers of subsidiaries of TMM.

During 2011, notwithstanding the economic challenges facing our business and our change in ownership in 2011, we retained our highly experienced management team by balancing our goal of minimizing changes and disruptions to compensation structures with our need to incentivize the team to create value in the business.

Economic Challenges. Consistent with the general downturn of the economy and decline in demand for housing over the past few years, our business faced challenges during our 2012 fiscal year. In the United States, there continued to be an overall decline in home sales from the prior decade, and the housing recovery has been restrained due to only modest recoveries in consumer confidence and employment rates, among other issues. In Ontario, recently we have seen modest contraction in single family housing starts and closings largely due to the lack of supply, but the market has maintained a more sustainable pace of growth over the past decade and generally has been stable in contrast to the housing downturn in the United States. Due to the relative historic success of our operations in Ontario, our disciplined operating platform and our strategic locations in the United States, we were profitable in 2012 and performed well notwithstanding the unprecedented challenges of the economic downturn. We believe that our pursuit of efficiency and profitability and our attractive land supply coupled with disciplined land acquisition policies have been significant contributors to our profitability and position us to capitalize on a recovery in the U.S. housing market.

Change in Compensation Structure Post—Change in Ownership. Our company has a history of more than 75 years of North American homebuilding operations, originally commencing homebuilding operations in both the United States and Canada in 1936. From July 2007 until the closing of the Acquisition in July 2011, we were owned by and operated as a subsidiary of Taylor Wimpey plc, a U.K. publicly-listed homebuilding company.

Since the Acquisition in 2011, we have been owned and controlled by the Principal Equityholders (or affiliates thereof). To that end, 2011 marked a significant change in our operations towards private ownership and operation as a stand-alone business.

After the Acquisition, and following a review of our compensation structure, our Principal Equityholders (or affiliates thereof) approved a new structure for our management team, taking into account our existing compensation levels, the economic challenges facing our business and the need for new incentive and retention devices suitable for a privately-owned company. At the time the new structure was approved, the decision to take the company public had not been made (the decision was based on a number of developments in 2012), and consequently becoming a public company was not a driver in setting the 2012 compensation structure. The compensation structure for 2012 was established in 2011 following the Acquisition and before a decision was made in 2012 to take the company public. For a discussion of changes to our compensation structure in light of our anticipated public offering, please see “Looking Ahead: Post-IPO Compensation.” The primary goals of the changes to our executive compensation structure were to align the interests of our management team with those of our Principal Equityholders and retain our talent, as we view the continuity of management as vital to the success of our business. To this end, long-term equity compensation was integrated into our compensation structure in 2011, and total target compensation relative to compensation paid by our homebuilding peers was closely scrutinized by our Principal Equityholders (or affiliates thereof). During 2011, we developed certain additional changes to our compensation structure, which were designed to create a balanced mix between annual cash compensation and the new long-term equity program for our management team and to be more consistent with pay packages being offered by our industry peers. Such changes began to take effect on December 15, 2011 and continue to apply to our compensation arrangements in place for 2012. In addition, effective as of January 1, 2012, we implemented a long-term cash-based incentive program to further motivate our management team towards contributing to our long-term goals as well as to function as a retention device.

Retention of Management. In 2012, we engaged David Cone, as Vice President and Chief Financial Officer of Taylor Morrison, Inc. to succeed Ed Barnes, who served in such position from January 30, 2012 until June 19, 2012.

In addition, following the departure of our former President of Monarch Corporation, Brian Johnston, whose employment with us terminated in May 2012, Brad Carr, who had served our business in other capacities since 2001, became our new President of Monarch.

Consistent with our compensation objectives and philosophy, which are discussed in detail in this compensation discussion and analysis, our compensation programs for 2012 have the following attributes:

•	A balanced mix of short-term cash compensation and long-term compensation (both equity- and cash-based);

•	Forfeiture of equity awards upon violation of certain post-employment restrictive covenants;

•	An appropriate level of severance protection to ensure continuity of service;

•	No single-trigger change in control “parachute payment” features in any of our programs;

•	No gross-ups for any excise or other penalty taxes related to compensation paid; and

•	A modest use of perquisites, which do not make up a material portion of the compensation and benefits provided to our named executive officers.

Overview of Contents

In this compensation discussion and analysis, the following topics will be discussed:

•	Compensation Objectives and Philosophy

•	Establishing and Evaluating Executive Compensation

•	Key Elements of Executive Compensation Program

•	Other Program Attributes

•	Looking Ahead: Post-IPO Compensation

Compensation Objectives and Philosophy

Our compensation program reflects our philosophy to pay all of our executives, including our named executive officers, in ways that support our primary objectives of:

•	Encouraging a results-driven culture through a pay-for-performance structure;

•

Balancing long-term and short-term compensation and cash and equity-based compensation to ensure our executives are focused on the appropriate short-term financial budget goals and long-term strategic objectives;

•	Aligning executives’ interests with equityholder interests in creating long-term value for our owners;

•	Attracting, retaining and motivating key talent; and

•	Aligning total compensation levels with those paid by our direct competitors in the homebuilding sector as well as companies of comparable size and scope in other industries.

Our compensation structure is centered on a pay-for-performance philosophy, and such pay-for-performance focus is designed to align the interests of our executives and our Principal Equityholders, motivate our executives to achieve our targeted financial and other performance objectives, and reward them for their achievements when those objectives are met. To help achieve these objectives, a significant portion of our executive officers’ compensation is at-risk and provided in the form of variable or performance-based compensation with significant upside potential for strong performance, as well as downside exposure for underperformance. We believe this is appropriate given our executive officers’ ability to influence our overall performance.

We recognize the need for long-term incentives to retain talent in today’s challenging economic environment where short-term goals may be more difficult to achieve. To that end, we seek to provide a balance between short-term and long-term incentives as well as between cash compensation and equity-based compensation to encourage the focus on long-term strategic objectives. Having a long-term compensation component is also consistent with the long time horizon inherent in the homebuilding industry for the realization of revenue from any specific development project. In light of such objectives, our Principal Equityholders (or affiliates thereof) determined that a significant portion of total compensation would be delivered in the form of long-term equity-based compensation, a portion of which vests based on continued service over five years and another portion of which vests upon a multi-tiered return that is ultimately achieved by our Principal Equityholders upon a qualifying future sale of the business.

The overall level of total compensation for our executive officers is intended to be reasonable in relation to and competitive with the compensation paid by similarly situated peer leaders in the homebuilding industry, subject to variation for factors such as the individual’s experience, performance, duties, scope of responsibility, prior contributions and future potential contributions to our business. With these principles in mind, we structure our compensation program as a competitive total pay package which we believe allows us to attract, retain and motivate executives with the skill and knowledge we require and ensure the stability of our management team which is vital to the success of our business. However, in setting named executive officer compensation levels, we do not formally benchmark to any peers.

Establishing and Evaluating Executive Compensation

Process – Role of Officers and Compensation Committee

In 2012, our executive compensation program was managed at the level of Taylor Morrison Holdings and Monarch Communities, and the respective compensation committee of each of the boards of directors of Taylor Morrison Holdings and Monarch Communities (referred to collectively in this compensation discussion and analysis as the “Compensation Committee”) was responsible for all compensation decisions for the executive officers of the applicable company and its subsidiaries. Taylor Morrison, Inc.’s Vice President of Human Resources works with Ms. Palmer to establish Compensation Committee meeting agendas and provide various types of information, including interim progress against performance targets, information about other homebuilding companies or other topics requested by the Compensation Committee to assist the Compensation Committee in making its decisions.

The Compensation Committee, after consultation with Ms. Palmer as to officers other than herself, reviewed and determined base salary, annual cash incentive bonuses and long-term incentive compensation levels for each executive officer. Ms. Palmer recommended to the Compensation Committee annual cash incentive bonus performance targets and evaluates actual performance relative to those targets, excluding as would be applicable to her own compensation. The Compensation Committee, after taking into account Ms. Palmer’s recommendations, reviewed and approved annual bonus performance targets and the amount of annual bonuses payable to each named executive officer based on achievement of annual performance targets. Ms. Palmer’s compensation levels are established by the Compensation Committee in its sole discretion. While Ms. Palmer may discuss her compensation with the Compensation Committee, she does not have any formal role or authority in the determination of her compensation.

Process – Factors Considered in Setting Compensation

The Compensation Committee believes that compensation decisions for our named executive officers are complex and require consideration of many factors, including the Company’s performance, the overall competitive market environment, industry compensation levels, the officer’s individual performance and the Company’s performance.

Market Data (Competitors and General Industry). The Compensation Committee does not benchmark compensation for our executives based on compensation paid by our competitors or companies in other industries and only reviews such information to better assess the range of compensation needed to attract, retain and motivate executive talent in our highly competitive industry. Nevertheless, in establishing compensation packages for our named executive officers in the United States, the Compensation Committee reviews and considers the compensation levels of executives at public homebuilding companies as a factor, amongst other factors, in establishing targeted compensation. This review covers compensation data for a group of our competitors within the homebuilding industry (as available in such companies’ public filings) and the most directly-relevant published survey sources available with respect to all direct pay elements, including salary, cash incentives and equity.

Specifically, in 2012 the Compensation Committee reviewed compensation data at the following 13 publicly-traded homebuilding companies in connection with setting compensation for Ms. Palmer and Messrs. Barnes and Cone:

• Pultegroup Inc.	• Toll Brothers Inc.	• Ryland Group Inc.

• D.R. Horton Inc.	• KB Home	• Meritage Homes Corp.

• Lennar Corporation,	• Hovnanian Enterprises Inc.	• MDC Holdings Inc.

• NVR Inc.	• Standard Pacific Corp.	• Beazer Homes Usa Inc.

• M/I Homes Inc.

In connection with setting compensation for Mr. Steffens, Mr. Wethor and Ms. Kelley, the Compensation Committee reviewed a variety of compensation surveys, including Mercer’s Executive Remuneration Survey for the Real Estate and Construction Sector and FMI Compensation’s Homebuilders Executive Survey. In addition, for certain officer positions or to further inform its compensation decisions, from time to time the Compensation Committee will review compensation levels and trends across companies outside the homebuilding sector. In setting compensation levels for our executive officers serving Monarch in Canada, including Mr. Carr, the Compensation Committee does not review formal market data on compensation levels due to the fact that information about compensation paid by our competitors in Canada is not as readily available. All of our competitors in Canada are privately owned, and the Canadian homebuilding sector does not publish general compensation surveys and reports. So, in setting compensation levels for these executives, we rely on our extensive experience in the industry in Canada as well as informal data obtained about our Canadian competitors. We also look at our United States competitors for data on pay for executives serving in similar capacities and use such information to guide our decisions, taking into account the different legal regime applicable to employees in Canada.

Individual Performance. As mentioned above, in addition to considering market data, the Compensation Committee considers each executive officer’s individual performance in determining executive compensation levels, including the nature and scope of the executive’s responsibilities and the executive’s prior performance and expected future contributions. The Compensation Committee’s review of individual performance is general and subjective in nature – specific individual performance goals (such as goals tied to an officer’s job function, role or personal performance) are not systematically established or measured.

Company Performance. The Compensation Committee also considers our performance, financial plans and budget in setting officer compensation levels for any given year taking into account general economic challenges as well as any specific challenges facing our business.

Key Elements of Executive Compensation Program

The primary elements of our compensation structure are base salary, annual cash incentive bonuses, long-term incentives (including equity-based awards that provide value to our executives as the equity value of TMM increases and long-term cash awards), investment opportunities and certain employee benefits and perquisites. A brief description of, objectives of, and any changes in 2012 to, each principal element of our executive compensation programs for fiscal 2012 are summarized in the following table and described in more detail below.

Key Compensation Program Elements – Overview

Compensation Element	Brief Description	Objectives	Changes in 2012 (from 2011)
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives	Base salary increases from 2011 were provided to our named executive officers as follows: Sheryl Palmer 11%, Stephen Wethor 12.5%, Louis Steffens 7%, Tawn Kelley 17%, and Brad Carr 37% (these are discussed in more detail below)

Annual Cash Incentive Bonuses	Variable, performance-based cash compensation earned based on achieving pre-established annual goals	Motivate executives to achieve or exceed our current-year financial goals and reward them for their achievements Aid in retention of key executives in a highly competitive market for talent	Bonuses were based on performance over the full year and the weighting of the performance metrics were adjusted in order to continue to drive important business results

Compensation Element	Brief Description	Objectives	Changes in 2012 (from 2011)
Long-Term Incentives – Equity Based	Variable equity-based compensation to promote achievement of longer-term goals

Align executives’ and Principal Equityholders’ interests by linking rewards with achievement of return to our Principal Equityholders based on our long-term growth plan

Aid in retention of key executives and ensure continuity of management in a highly competitive market for talent

Long-term equity incentive awards (and phantom incentive awards for our executives serving Monarch, including Mr. Carr) were granted to each of our named executive officers based on decisions made by the Compensation Committee

Long-Term Incentives – Cash Based	Variable cash-based compensation to promote achievement of longer-term goals

Motivate and reward executives to achieve or exceed multi-year performance goals and reward them for their achievements

Aid in retention of key executives and ensure continuity of management in a highly competitive market for talent

This program was implemented in 2012 for a performance period from January 1, 2012 through December 31, 2014

Investment Opportunity	Opportunity to make a direct investment in TMM alongside our Principal Equityholders with a minimum investment of $50,000	Align executives’ and our Principal Equityholders’ interests and encourage executives to have “skin in the game” by direct ownership	Messrs. Carr & Wethor and Ms. Palmer made additional investments of their own capital in TMM

Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing overall benefits package competitive with industry peers	Employee benefits vary based on individual elections; auto allowance and certain commuting expense reimbursements are the only perquisites provided to our named executive officers

Our executive compensation program also provides for commissions where appropriate, cash severance payments and benefits and accelerated vesting of equity awards in the event of certain terminations of employment following a change in ownership of our business.

Base Salary

The base salary component of executive officer compensation is intended to provide a stable level of minimum compensation to each officer commensurate with the executive’s role, experience and duties. The Compensation Committee annually reviews and approves base salaries for our executive officers based on several factors, including the individual’s experience, responsibilities, performance, expected future contribution, our expected financial performance and salaries of similarly situated executives of our public peers in the homebuilding industry and in the general industry.

Following its review of existing salary levels as set by our former parent, Taylor Wimpey plc, available market data and individual performance factors, and in order to partially mitigate the decrease in annual cash compensation resulting from the changes to compensation mix (discussed under Annual Cash Incentive Bonuses, below), the Compensation Committee, in consultation with Ms. Palmer (except as to her own compensation), determined that named executive officer base salaries would increase as of January 1, 2012, as follows:

Name and Title	2011 Base Salary	2012 Base Salary
Sheryl Palmer	$630,375	$700,000
David Cone*	N/A	$400,000
Stephen Wethor	$400,000	$450,000
Ed Barnes*	N/A	$450,000
Louis Steffens	$443,375	$475,000
Tawn Kelley	$364,500	$425,000
Brad Carr**	$293,908	$401,240

*	These executives commenced employment with us during 2012.
**	Mr. Carr received an increase in base salary to $310,961 on January 1, 2012 and received an additional increase to $401,240 on May 25, 2012 in connection with his promotion to President of Monarch.

Annual Cash Incentive Bonuses

The second component of executive officer compensation is annual cash incentive bonuses based on company performance. Tying a portion of total compensation to annual company performance permits us to adjust the performance measures each year to reflect changing objectives and those that may be of special importance for a particular year. Through this program, we seek to provide an appropriate amount of short-term cash compensation that is at-risk and tied to the achievement of certain short-term performance goals.

Target Amounts. Target annual cash incentive bonuses in respect of 2012 were significantly reduced for each of our named executive officers, from the 2011 levels set by our former parent, Taylor Wimpey plc. The Compensation Committee reduced the bonus targets after its review of the existing compensation package for our executives, taking into account the competitive salary levels previously established and the level of equity-based compensation set by our Principal Equityholders (or affiliates thereof), and its determination that, effective as of January 1, 2012, a smaller portion of total compensation would be delivered through annual cash bonuses, with a greater emphasis on equity-based compensation. The target annual cash incentive bonuses for 2012 set by the Compensation Committee for each of our named executive officers as decreased from the prior year are as follows:

Name	2012 Target Annual Bonus as a Percentage of Base Salary	Percentage Decrease in Target Bonus from Prior Year
Sheryl Palmer	150%	-350%
C. David Cone*	100%	N/A
Stephen Wethor	135%	-215%
Ed Barnes*	100%	N/A
Louis Steffens	135%	-315%
Tawn Kelley	135%	-215%
Brad Carr**	125%	-100%

*	These executives commenced employment with us during 2012. Mr. Cone’s annual bonus for 2012 will be prorated based on his commencement of employment with us on October 15, 2012.
**	Mr. Carr’s bonus opportunity was decreased as of January 1, 2012 to 185% of base salary (at the same time that bonus opportunities for other executives were decreased) and further decreased to 125% of base salary on May 25, 2012 in order to rebalance his total target compensation upon the issuance to him of a new equity compensation opportunity in connection with his promotion to President of Monarch.

The actual 2012 annual cash incentive bonus amounts will be calculated based on a combination of objective performance measures and using the following formula:

Annual Salary	x	Target Bonus Percentage	x	Business Unit Multiplier	=	Bonus Payout

Business Unit Multiplier. Our “Business Unit Multiplier” is an aggregated measure of the attainment of specific financial and operational performance goals for the relevant business unit, or, for some officers, for the company as a whole, expressed in our tables below as a percentage. These performance goals are based on corporate and business objectives and are not tied to individual performance. Nevertheless, the goal itself varies among the officers, as described below. To determine the Business Unit Multiplier, specific criteria and corresponding goals are set for each officer. Each goal (1) has an associated “entry,” “threshold,” and “maximum” percentage attainment level (typically, 20%, 50-60% and 100%, respectively), with straight-line interpolation for attainment between levels, and (2) is weighted to reflect the Compensation Committee’s assessment of the goals’ importance in relation to our overall business objectives. Specifically, the percentage attainment of each goal is applied to the weighting factor (itself a percentage), and these numbers are totaled to set the Business Unit Multiplier.

Establishing Performance Goals for 2012 Annual Bonus Plan. Bonus plan goals for 2012 were established by the Compensation Committee in consultation with Ms. Palmer. The bonus plan goals included financial performance metrics consistent with those established for the post-Acquisition period of 2011 and operational goals focused on customer satisfaction and the “North American Scorecard.” The term “North American Scorecard” is used to describe a combination of key financial and operational metrics that are critical to the successful performance of our business and which are tracked monthly and measured in the aggregate. These metrics include budgets or expectations, as well as measures of forecasting accuracy, construction performance and customer satisfaction. The threshold payout level was designed to be achievable with strong management performance and the maximum level was designed to encourage and reward our named executive officers for outstanding performance.

The approach to goal setting for 2012 bonuses involved a process of reviewing, among other things, our prior year’s financial performance, the economic constraints facing the homebuilding industry and the economy and our short-term and long-term strategic objectives. We also took into account the need for setting goals that are challenging yet reasonably achievable so as to provide a competitive pay package necessary for the retention of our talent.

In the tables below, the “Actual Attainment” column is blank because, as of the date of this filing, such attainment has not been finally measured and confirmed, and actual bonus payout amounts have not yet been determined.

Achievement of Corporate Performance Goals. The 2012 bonus program performance goals applicable to Ms. Palmer and Mr. Cone are subject to overall company — not business unit specific — results. The goals were as follows:

Corporate Performance ($ in thousands)
Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Earnings before interest and taxes	40%	$145,000	$165,000	$180,000

Operating cash flow before all land investment	30%	$275,000	$300,000	$325,000

Actual Closings plus year-end order book	20%	6,800	6,950	7,100

Customer Satisfaction – 30 day plus 10 months overall customer satisfaction	10%	82%	86%	90%

Achievement of Business Unit Performance Goals. The 2012 bonus program performance goals applicable to Messrs. Steffens, Wethor, and Carr and Ms. Kelley are based on overall company results and/or the results of the specific business unit they lead. Performance criteria for 2012 for the East, West and Canada regions were the same as the metrics used for the overall company (earnings before interest and taxes, cash flow, order book/closings and customer satisfaction).

•	Mr. Steffens’ 2012 bonus will be based 100% on the results of the East region. The goals for the East region for 2012 were as follows:

East Region Performance ($ in thousands)
Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Earnings before interest and taxes	30%	$57,000	$65,000	$71,000

Operating cash flow before all land investment	30%	$100,000	$106,000	$112,000

Actual Closings plus year-end order book	20%	2,040	2,067	2,165

Customer Satisfaction – 30 day plus 10 months overall customer satisfaction	10%	82%	86%	90%

North American Scorecard	10%	3rd	2nd	1st

•

Mr. Wethor’s 2012 bonus will be based 100% on the results of the West region unless the overall company results are better than the results for the West region for the first quarter (when he served as acting Chief Financial Officer), in which case 25% of his bonus will tie to overall company results based on the Corporate Performance goals described above. The goals for the West region for 2012 were as follows:

West Region Performance ($ in thousands)
Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Earnings before interest and taxes	30%	$30,000	$35,000	$38,000
Operating cash flow before all land investment	30%	$115,000	$124,000	$134,000
Actual Closings plus year-end order book	20%	1,290	1,308	1,370
Customer Satisfaction – 30 day plus 10 months overall customer satisfaction	10%	82%	86%	90%
North American Scorecard	10%	3rd	2nd	1st

•

Mr. Carr’s 2012 bonus will be based either 100% on the results of the Canada region (calculated with his current bonus target of 125% of his current base salary of $401,240) or 100% on the performance of the low-rise division of Monarch (calculated based on his bonus target and base salary in effect prior to his promotion to President of Monarch at 185% of a base salary of $310,961), whichever formula results in a higher amount being due him. The goals for the Canada region for 2012 were as follows:

Canada Monarch Region Performance ($ in thousands)
Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Earnings before interest and taxes	30%	$83,000	$90,000	$97,000
Operating cash flow before all land investment	30%	$87,000	$97,000	$107,000
Actual Closings plus year-end order book*	20%	3,470	3,575	3,610
Customer Satisfaction – 30 day plus 10 months overall customer satisfaction*	10%	81%	85%	89%
North American Scorecard*	10%	3rd	2nd	1st

*	The performance metrics and targets for the Low Rise Division of Monarch are the same as for Monarch except for lower targets as follows:

Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Actual Closings plus year-end order book	20%	1,400	1,460	1,483
Customer Satisfaction - 30 day plus 10 months overall customer satisfaction	10%	82%	86%	90%
Scorecard	10%	9	5	1

•

Ms. Kelley’s bonus is based 50% on overall company results based on the goals described above and 50% on TMHF results and is designed to incentivize Ms. Kelley to integrate TMHF into our core homebuilding business. The goals for TMHF for 2012 were as follows:

TMHF Performance ($ in thousands)
Performance Goals	Weight	Entry (20%)	Threshold (60%)	Maximum (100%)	Actual Attainment
Profit per Unit	40%	$4,400	$4,550	$4,700
Revenue	40%	2.80%	2.90%	3.00%
Mortgage Capture	20%	80%	82.5%	85%

•

In connection with Mr. Barnes departure in June 2012 and entry into a separation and general release agreement with us, we agreed to provide him with a prorated bonus opportunity for 2012 based 100% on overall company results based on the goals described above or a prorated amount of his guaranteed minimum bonus of $300,000, whichever results in a higher bonus being due him.

As of the date hereof, audited financials have not been completed, so actual cash incentive bonuses payable to each of our named executive officers in respect of 2012 have not yet been determined.

Long-Term Incentives – Equity-Based

Class M Unit Plan for U.S. Executives. Following the Acquisition, each of our named executive officers (other than Mr. Carr, whose phantom arrangement is described below) were granted equity-based interests in TMM, which allow them to share in the future appreciation of TMM, subject to certain vesting conditions including both time-based vesting (based on continued employment) and performance-based vesting (based on the return achieved by our Principal Equityholders), as described in more detail below. These equity-based interests are designed to foster a long-term commitment to us by our named executive officers, provide a balance to the short-term cash components of our compensation program, align a portion of our executives’ compensation to the interests of our Principal Equityholders, promote retention and reinforce our pay-for-performance structure (as discussed in more detail below).

The equity interests were granted pursuant to the TMM Holdings Limited Partnership 2011 Management Incentive Plan (the “MIP”) in the form of profits interests, called “Class M Units.” Class M Units represent an ownership interest in TMM providing the holder with the opportunity to receive, upon a liquidity event, a return based on the appreciation of TMM’s equity value from the date of grant. These Class M Units were issued as an upfront grant designed to provide a long-term incentive for the next five years. The awards were structured so that if TMM’s equity value were to appreciate, the executive would share in the growth in value from the date of grant solely with respect to the vested portion of the executive’s Class M Units. If TMM’s equity were not to appreciate in value or decrease in value in the future, then the Class M Units would have no value.

These equity awards also function as a retention device because a portion of the awards are scheduled to vest ratably over a five-year period (20% per year), subject to the named executive officer’s continued employment on each annual vesting date. To reinforce the pay-for-performance structure and alignment with interests of our equity holders, a portion of each award is scheduled to vest only upon satisfaction of certain performance thresholds (50% of the performance-based Class M Units are scheduled to vest only if the return on investment to our Principal Equityholders is 2.0x and the remaining 50% are scheduled to vest only if the return on investment to our Principal Equityholders is 2.5x; however, if the liquidity event occurs within 24 months following the Acquisition, the thresholds for vesting are reduced from 2.0x and 2.5x to 1.75x and 2.25x, respectively). See the “Grants of Plan-Based Awards” table for more information regarding the Class M Units held by our named executive officers.

Phantom Plan for Executives in Canada. In May 2012, in connection with his promotion to serve as regional President of Monarch, Mr. Carr was issued phantom interests (“Phantom Units”) pursuant to the TMM Holdings Limited Partnership 2011 Phantom Appreciation Rights Plan. Phantom Units are designed to provide equivalent payments and benefits to the equity awards issued under the MIP and are generally subject to the same terms and conditions as the MIP awards. Phantom Units do not entitle the holder to any equity interest in TMM and will be settled in cash. To that end, the payments and benefits under the phantom arrangement provide an opportunity to receive additional compensation based on the future appreciation of TMM, subject to certain vesting conditions including both time-based vesting (based on continued employment) and performance-based vesting (based on the return achieved by our Principal Equityholders) on the same basis as in the MIP awards, in a manner consistent with Canadian tax rules.

Equity-based and Phantom Unit Awards Issued in 2012. On May 25, 2012, Mr. Carr received a grant of 1,300,000 Phantom Units in connection with his promotion to President of Monarch, an amount which the Compensation Committee determined was at the low range of what would be an appropriate grant level for someone serving in a similar position but was selected because of Mr. Carr’s new promotion to the position. After its review of his performance in the new position during the six months after his promotion, the Compensation Committee issued to Mr. Carr, effective as of December 7, 2012, an additional grant of 400,000 Phantom Units to bring his incentive compensation and total target compensation up to what it determined were more competitive levels. On October 15, 2012, Mr. Cone received an initial new hire grant of 1,500,000 Class M Units, an amount which the Compensation Committee determined was at the low range of what would be an appropriate grant level for someone serving in such position but was selected because Mr. Cone was a new hire. After its review of his performance in his role, the Compensation Committee issued to Mr. Cone, effective as of December 7, 2012, an additional grant of 400,000 Class M Units to bring his equity compensation and total target compensation up to what it determined were more competitive levels. On June 29, 2012, our Compensation Committee determined in its sole discretion to issue each of our other named executive officers a one-time special equity-based grant of Class M Units in order to maintain the value of the equity compensation held by our named executive officers in light of, and in connection with, the additional equity contribution associated with the offering of senior notes and Sponsor Loan Contribution in April 2012. The size of each grant was determined based on the executives’ then outstanding equity awards, with larger awards being issued to those individuals with a higher level of existing equity and were as follows: Ms. Palmer—1,000,000 Class M Units; Mr. Wethor—425,000 Class M Units; Mr. Steffens—425,000 Class M Units; and Ms. Kelley—200,000 Class M Units.

Long-Term Cash Incentive Plan.

Consistent with our pay-for-performance compensation structure, the Compensation Committee approved the adoption of a new long-term cash incentive plan (the “Cash LTIP”) for the benefit of our executive officers, including our named executive officers. The Cash LTIP is designed to motivate and reward management for the achievement of multi-year performance goals by offering participants an opportunity to receive cash payments based on the achievement of such goals. The Cash LTIP has a three-year performance period commencing January 1, 2012 and continuing through December 31, 2014. Payouts under the Cash LTIP are based on achievement of targeted return on net assets (50%) for the year ending December 31, 2014 and cumulative earnings before interest and taxes (50%) over the three-year period. This bonus is paid at the end of the three-year performance period, if applicable performance goals are achieved. The amount of each individual’s target payout is set at a multiple of target annual cash incentive bonus opportunities for fiscal year 2012, which is 100% for our executives, as follows:

Executive	Base	2012 Bonus Opportunity	LTIP Opportunity
Sheryl Palmer	$700,000	150%	$1,050,000
C. David Cone*	$400,000	100%	$300,000
Louis Steffens	$475,000	135%	$641,250
Stephen Wethor	$450,000	135%	$607,500
Brad Carr	$401,240	125%	$501,550
Tawn Kelley	$425,000	135%	$573,750

*	Mr. Cone’s LTIP opportunity has been prorated based on his commencement of employment with us in October 15, 2012.

Investment Opportunity

The Compensation Committee believes it is important for key members of our senior management team and directors to build and maintain a long-term ownership position in our company, to further align their financial interests with those of our Principal Equityholders and to encourage the creation of long-term value. In order to achieve such goals and to assure that management owns a meaningful level of equity in TMM, each of our named executive officers was offered an opportunity to make a direct investment in TMM alongside our Principal Equityholders through the purchase of Class A Units, with a minimum investment amount of $50,000. We encouraged our executive officers to invest more than the minimum and rather invest an amount that is equal to one times their base salary, and each of our named executive officers (other than Mr. Cone) made an investment in TMM that is greater than the minimum amount. We believe that this investment opportunity has resulted in our management team having a desirable level of direct ownership in the business and a sufficient level of capital at risk thereby reinforcing our goal of aligning the interests of management with our owners.

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short-and long-term disability coverage, a 401(k) defined contribution plan for employees in the United States, a registered retirement savings plans for employees in Canada and home purchase rebate program providing employees with a 5% rebate on purchases of homes built by our business. Employees in the United States who have been with us on or before December 31, 2010, including certain of our named executive officers, were eligible to accrue pension benefits under a cash balance pension plan which was frozen to new accruals and participants as of January 1, 2011. Under this plan, prior to 2011, our predecessor contributed a specified percentage of each employee’s salary each quarter (generally based on the participant’s age) to the participant’s account balance, and employees vested in their accounts after five years of service. For further information on pension benefits for our named executive officers, see the “Pension Benefits” table.

Perquisites for our named executive officers are limited to monthly auto allowances and, solely for Ms. Palmer, commuting expenses for her travel from her residence in Las Vegas to our offices in Scottsdale, Arizona. Auto allowances may be available to our other employees either in an executive role or those employees whose positions require regular driving for business as an essential job function. While perquisites help to provide competitive total compensation packages to the named executive officers in a cost-efficient manner by providing a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.

During 2012, Ms. Kelley received certain commission payments totaling approximately $177,154, consistent with the terms of Ms. Kelley’s employment agreement originally established in 2009 at the time her company was acquired by our predecessor. Such commissions are based on certain percentage of net profit dollars earned on each joint venture/spot retail closing in a given year and are generally payable within 30 days of the end of each calendar month. In the event Ms. Kelley’s employment were to terminate, she would be entitled to outstanding commissions only for joint venture/spot retail closings that occur prior to her departure date.

Employment Agreements, Severance Protection and Restrictive Covenant Agreements

Each of our named executive officers (other than Messrs. Carr and Barnes) is party to an employment agreement with us, which specifies the terms of the individual’s employment including certain compensation levels and are intended to assure us of the executive’s continued employment and provide stability in our senior management team.

Each of Messrs. Wethor, Steffens and Ms. Kelley’s employment agreements with us were entered into prior to the Acquisition, and the employment of each such named executive officer under these agreements will continue in effect until terminated by us or by the named executive officer. Mr. Cone’s employment agreement with us was entered into shortly following his commencement of employment, and the term of his employment under such agreement will continue in effect until terminated by us or him. The term of Ms. Palmer’s employment agreement (dated July 13, 2011, and amended as of May 17, 2012), which was entered into in connection with the Acquisition in replacement of her then existing employment agreement, continues for three years through July 13, 2014, subject to automatic successive one-year extensions thereafter unless either party gives at least 90 days’ prior notice that the term will not be extended.

Ms. Palmer and Messrs. Wethor, Cone, Steffens and Carr are each party to a restrictive covenant agreement, which includes an 18-month post-employment non-compete and non-solicit of customers and employees in connection with certain terminations of employment; however, if termination is without cause by us or the executive resigns for good reason, the covenants apply only through the duration of the period in which the executive is receiving severance. Ms. Kelly is party to a similar restrictive covenant agreement, but hers will apply only during a post-employment period in which she is also receiving severance.

Pursuant to the employment agreements, we provide salary continuation and other benefits in the event of certain terminations of employment. A portion of the Class M Units (only those subject to time-based vesting conditions) held by our named executive officers (Phantom Units with respect to Mr. Carr) are also subject to accelerated vesting upon certain terminations of employment following a sale of TMM (generally, a transaction where (1) more than 80% of the Class A units are acquired by a third party that is unrelated to the Principal Equityholders, (2) the buyer acquires the right to replace the general partner of TMM, or (3) all or substantially all of the assets are sold (including due to the sale of more than 80% of the equity of the subsidiaries holding such assets)). These payments and benefits are designed to provide financial security in the event of certain corporate transactions and/or termination of employment, as well as consideration for the executive’s compliance with certain post-employment restrictive covenants. We believe these provisions help retain our executives who are critical to the success and operation of our business while also protecting important business objectives through restrictive covenants. See “Potential Payments Upon Termination or Change in Control” for a discussion of severance and change of control payments payable to our named executive officers pursuant to their employment agreements.

In May 2012, we amended Ms. Palmer’s employment agreement to provide her with an opportunity to receive a special retirement bonus of $1,000,000 if she voluntarily terminates her employment with us after May 15, 2013 and does not resume employment in the homebuilding industry in any capacity for five years. If Ms. Palmer resumes employment in the homebuilding industry within five years, she will be required to repay the bonus to us. The purpose of providing this bonus was twofold: to retain Ms. Palmer’s services through at least May 15, 2013 and incentivize her not to directly compete with us, which could cause significant harm to our business.

As mentioned above, we did not enter into an employment agreement with Mr. Carr. This is primarily because we expect he would be entitled to certain severance benefits depending on the circumstances of his dismissal pursuant to and in accordance with Canadian law, as described in more detail below under “Potential Payments Upon Termination or Change in Control.” We did not enter into any employment agreement with Mr. Barnes due to the short term of his service with our business. We entered into a separation agreement and general release agreement with him in connection with his departure, which is described under “Potential Payments upon Termination or Change in Control.”

Other Program Attributes

Equity Ownership

Our compensation structure for management provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period. At this time, we do not have specific equity ownership guidelines for named executive officers or our non-employee directors as our equity-based compensation programs and previously offered investment opportunities have, in our view, resulted in management having a desirable level of direct ownership in our business.

Adjustment or Recovery of Awards

Our equity-based awards provide that all vested equity-based awards will be forfeited by our executives automatically upon a breach by them of any of the post-employment restrictive covenants (e.g. non-competes) to which they are subject. The executive would also be responsible for damages suffered by us in connection with any such breach. We view this recovery of awards feature as a necessary element of our equity-based program as it deters competitive activities that would likely cause significant harm to our business.

Looking Ahead: Post-IPO Compensation

Retention of a Compensation Consultant

In November 2012, the Compensation Committee retained Pearl Meyer, the compensation consulting firm, to evaluate our compensation programs and to provide guidance with respect to developing and implementing our compensation philosophy and programs as a public company.

Clawback Policy

In connection with or following this offering, we intend to adopt a clawback policy that would require an individual to repay to us any incentive compensation paid to such individual based on the individual’s misconduct that results in the restatement of our financials. In addition, we reserve the right to adopt any additional clawback policies as may be necessary to protect our compensation policies and objectives and as may be required by law, including mandates required by the Dodd-Frank Act.

2013 Equity Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the 2013 Plan, designed to align the interests of our management team with our new public investors. Pursuant to such plan, the compensation committee of TMHC (or subcommittee of delegated directors or officers) will have authority to grant awards under the plan, determine the types of awards to be granted, the recipients of awards, and the terms and conditions of awards (including the number of shares of Class A common stock (or dollar value) subject thereto, the vesting schedule and term, and to what extent and when awards may be settled in cash, shares of common stock, restricted shares or other property) and to establish rules relating to the plan and interpret the plan and awards.

The TMHC compensation committee may grant awards of stock options, share appreciation rights, restricted stock, restricted stock units, other stock-based awards, cash-based awards or any combination of the foregoing to our non-employee directors and current or prospective employees, consultants or advisors selected by the TMHC compensation committee. Subject to adjustment in connection with changes in capitalization and other corporate or non-recurring events, the 2013 Plan will provide for an aggregate of              shares of our Class A common stock, including authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise, to be authorized for grants.

Summary Compensation Table

The following table summarizes the compensation earned by, or awarded or paid to, each of our named executive officers for the years ended December 31, 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	TMM Class M Units or Phantom Units ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(6)	Total ($)
Sheryl Palmer	2012	700,000	—	620,000		8,526	71,230	1,399,756
President and Chief Executive Officer of TMHC and Taylor Morrison, Inc. and Director of Taylor Morrison Holdings and Monarch Communities	2011	626,827	—	2,222,000	2,764,050	14,437	1,539,225	7,166,539

C. David Cone,	2012	84,615	—	1,332,143		—	2,782	1,419,540
Vice President and Chief Financial Officer of TMHC and Taylor Morrison, Inc.

Stephen Wethor	2012	450,000	—	263,500		7,604	22,326	743,430
President, West Region and Interim Chief Financial Officer of Taylor Morrison, Inc. (former)	2011	395,385	237,500	851,250	1,260,288	12,725	20,719	2,777,867

Ed Barnes,	2012	176,538	—	833,250		—	290,694	1,300,482
Chief Financial Officer (former)

Louis Steffens	2012	475,000	—	263,500		9,358	20,236	768,094
President, East Region of Taylor Morrison, Inc.	2011	423,553	212,500	833,250	1,765,723	15,602	17,601	3,268,229

Tawn Kelley	2012	425,000	—	124,000		3,318	199,480	751,798
President, TMHF and Mortgage Funding Direct Ventures	2011	362,365	175,000	404,000	1,160,278	5,588	78,084	2,185,315

Brad Carr,	2012	363,624	—	1,043,143		—	24,656	1,431,423
President of Monarch(5)

(1)	The amounts reported in this column for 2011 reflect the second half of the transaction and success bonuses earned in fiscal 2011 contingent upon the executive remaining employed for the six-month period following the Acquisition, which were payable pursuant to special transaction and success bonus arrangements entered into in 2009, as approved by our former parent, Taylor Wimpey plc. These bonuses were designed to reward such executive officers for their efforts and contributions towards the consummation of a sale of Taylor Wimpey plc North American business and to provide an incentive to such executives to remain employed with us through and following the sale. The amount of each executive’s transaction and success bonus was set at a number of months of such individual’s 2009 base salary (generally 12 months) as determined by our former parent, Taylor Wimpey plc.
(2)	The amounts reported in this column reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification topic 718, “Stock Compensation,” as issued by the Financial Accounting Standards Board. These values have been determined based on the assumptions set forth in Note 19 to our audited financial statements included elsewhere in this prospectus. Additional information regarding the awards is set forth in the tables and notes under “Grants of Plan-Based Awards” and “Outstanding Equity and Equity-Based Awards at Fiscal Year End.” The grant date fair value for Mr. Barnes’ award on January 31, 2012 has been estimated based on the grant date fair value as of December 15, 2011 because Mr. Barnes forfeited his Class M Unit award on June 19, 2012 in connection with his departure.
(3)	The amounts reported in this column were paid under our annual cash incentive bonus program for the applicable year, which is described above, see “Compensation Discussion and Analysis – Key Elements of Executive Compensation Program – Annual Cash Incentive Bonuses.” Bonuses for 2012 have not yet been determined, as audited financial statements for the year ending December 31, 2012 have yet to be produced. 2012 bonuses will be disclosed upon being finalized.
(4)	These amounts do not represent realized compensation; rather, they represent an actuarial adjustment to the present value of accumulated benefits under our Taylor Morrison Cash Balance Pension Plan, from the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the applicable fiscal year, to the pension plan measurement date used for financial statement reporting purposes with respect to our audited financial statements for the applicable fiscal year. See below under the heading “Pension Benefits” for additional details.

(5)	Figures in this table for Mr. Carr are in U.S. dollars, even though amounts were paid to Mr. Carr in Canadian dollars. To derive the figures in the table, the actual Canadian dollar amounts paid were converted to U.S. dollars at a rate of 1.0031 Canadian dollars to U.S. dollars, the Canadian to U.S dollar exchange rate in effect on December 31, 2012.
(6)	For each of our named executive officers, “All Other Compensation” consists of the payments for fiscal 2012 that are shown in the table below:

Name	401(k) Company Match ($)		Company Paid Life Insurance Premiums ($)	Auto Allowance ($)	Commuting Expenses ($)(a)	Other ($)		Total ($)
Sheryl Palmer	8,575		2,951	14,400	25,554	19,750	(b)	71,230
C. David Cone	923		336	1,523	—	—		2,782
Stephen Wethor	8,575		2,951	10,800	—	—		22,326
Ed Barnes	3,894		790	2,825	—	283,186	(c)	290,694
Louis Steffens	6,125		2,951	10,800	—	360	(d)	20,236
Tawn Kelley	8,575		2,951	10,800	—	177,154	(e)	199,480
Brad Carr	6,019	(f)	1,184	17,454	—	—		24,656

(a)	We pay the commuting expense of Ms. Palmer’s flights from her residence in Las Vegas, Nevada to our corporate headquarters in Scottsdale, Arizona.
(b)	This amount represents the value of the rebate Ms. Palmer received in connection with her home purchase pursuant to the Taylor Morrison Home Purchase Rebate Program.
(c)	This value represents the amount of severance paid to Mr. Barnes following his departure from employment on June 19, 2012, pursuant to his separation and release agreement ($258,462) and the value of relocation benefits he received ($24,724).
(d)	This value represents a service award paid to Mr. Steffens in recognition of his five-year anniversary with us. We recognize all team members achieving milestone anniversaries for their commitment and loyalty to us beginning at five years of service and again every addition five-year milestone thereafter.
(e)	For 2012, Ms. Kelly received commissions for joint venture/spot retail closings.
(f)	For Mr. Carr, this amount reflects contributions to a registered retirement savings plan in Canada.

Grants of Plan-Based Awards

The following table summarizes awards under our annual cash incentive bonus program and the equity-based awards to each of our named executive officers in the year ended December 31, 2012.

Name	Grant Date	Type of Award	Estimated Possible Payouts Under Non-Equity Long-Term Cash Incentive Plan Awards(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Possible Payouts Of Class M Unit Awards or Phantom Units(3)
			Target ($)	Entry ($)	Threshold ($)	Maximum ($)	Number of Class M Units or Phantom Units(#)	Grant Date Fair Value of Class M Units or Phantom Units ($/Unit)(4)
Sheryl Palmer	6/29/12	Class M Units					1,000,000	620,000
		2012 Bonus Program		210,000	630,000	1,050,000
		2012 Cash LTIP	1,050,000

C. David Cone(5)	12/7/12	Class M Units					400,000	237,143
	10/15/12	Class M Units					1,500,000	1,095,000
		2012 Bonus Program		20,000	60,000	100,000
		2012 Cash LTIP	300,000

Stephen Wethor	6/29/12	Class M Units					425,000	263,500
		2012 Bonus Program		121,500	364,500	607,500
		2012 Cash LTIP	607,500

Ed Barnes		Class M Units					2,887,500	833,250
		2012 Bonus Program		300,000	—	450,000

Louis Steffens	6/29/12	Class M Units					425,000	263,500
		2012 Bonus Program		128,250	384,750	641,250
		2012 Cash LTIP	641,250

Tawn Kelley	6/29/12	Class M Units					200,000	124,000
		2012 Bonus Program		114,750	344,250	573,750
		2012 Cash LTIP	573,750

Brad Carr	12/7/12	Phantom Units					400,000	273,143
	5/25/12	Phantom Units					1,300,000	806,000
		2012 Bonus Program		115,056	345,167	575,278
		2012 Cash LTIP	501,550

(1)	Under our Cash LTIP, each named executive officer is eligible to receive a cash payment for the achievement of certain performance goals over a three-year performance period commencing on January 1, 2012 and continuing through December 31, 2014. For a detailed description of the Cash LTIP, see “– Key Elements of Executive Compensation Program – Long-Term Incentives – Equity-Based –Long-Term Cash Incentive Plan.” This column shows the potential amount of the bonus if the performance metrics are attained.
(2)	Under our annual cash incentive bonus program, each named executive officer is eligible to receive an annual cash incentive bonus for the fiscal year, the amount of which will vary depending on the degree of attainment of certain performance metrics, as described in “–Key Elements of Executive Compensation Program – Annual Cash Incentive Bonuses.” This column shows the potential amount of the bonus if performance metrics were attained at certain entry, threshold or maximum levels. For performance between entry and threshold, or threshold and maximum, the bonus amount is set using straight line interpolation.
(3)	For a description of the material terms of these awards, see “– Key Elements of Executive Compensation Program – Long-Term incentives – Equity-Based – Class M Unit Plan for U.S. Executives or Phantom Plan for Executives in Canada.”
(4)	The amounts reported in this column reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification topic 718 “Stock Compensation,” as issued by the Financial Accounting Standards Board. These values have been determined based on the assumptions set forth in Note 19 to our audited financial statements included elsewhere in this prospectus.
(5)	Mr. Cone’s annual bonus opportunity for 2012 and his Cash LTIP opportunity were pro-rated to reflect his commencement of employment with us on October 15, 2012.

Outstanding Equity and Equity-Based Awards at Fiscal Year-End

		Equity and Equity-Based Awards
Name	Grant Date	Number of Class M Units and Phantom Units That Have Not Vested (#)(1)	Market Value of Class M Units and Phantom Units That Have Not Vested ($)(2)
Sheryl Palmer	6/29/2012	1,000,000	250,000
	12/15/2011	6,600,000	1,980,000

C. David Cone	12/7/2012	400,000	0
	10/15/2012	1,500,000	214,286

Stephen Wethor	6/29/2012	425,000	106,250
	12/15/2011	2,475,000	742,500

Louis Steffens	6/29/2012	425,000	106,250
	12/15/2011	2,475,000	742,500

Tawn Kelley	6/29/2012	200,000	50,000
	12/15/2011	1,200,000	360,000

Brad Carr	12/7/2012	400,000	0
	5/25/2012	1,300,000	325,000
	12/15/2011	375,000	112,500

(1)	All awards granted in 2011 reported in this column were approved and granted by the board of directors of TMM Holdings (G.P.) Inc. in its capacity as the general partner of TMM, (i) on December 15, 2011 Ms. Palmer, Messrs. Wethor and Steffens and Ms. Kelley each received a grant of Class M Units and, Mr.Carr received a grant of 437,500 Phantom Units, of which 20% of the portion of the award subject to time-based vesting vested in fiscal 2012, (ii) Mr. Carr who received a grant of 1,300,000 Phantom Units on May 25, 2012 in connection with his promotion to President of Monarch, (iii) on June 29, 2012 Ms. Palmer, Messrs. Wethor and Steffens and Ms. Kelley each received a grant of Class M Units, (iv) Mr. Cone received an initial grant of 1,500,000 Class M Units on October 15, 2012 in connection with his hiring, and (v) Mr. Cone received a grant of 400,000 Class M Units, and Mr. Carr received a grant of 400,000 Phantom Units on December 7, 2012. See “– Executive Compensation-Long-Term Incentives – Equity Based” for a description of the vesting terms of these awards.
(2)	There was no public market for the Class M Units or Phantom Units as of December 31, 2012 and thus the market value is based on the Compensation Committee’s valuation of $1.45 per unit as of such date, and the amount reflected in the table represents the value of the unvested time-based Class M Units. Based on a per unit value of $1.45 the return to our Principal Equityholders as of December 31, 2012 would have been less than the relevant vesting thresholds and accordingly, the performance-based Class M Units would have had no value.

Class M Units and Phantom Units Vested

	TMM Class M Units/Phantom Units
Name	Number of Class M Units/Phantom Units Vested (#)	Value Realized on Vesting ($)(1)
Sheryl Palmer	1,100,000	275,000
Stephen Wethor	472,500	118,125
Louis Steffens	412,500	103,125
Tawn Kelley	200,000	50,000
Brad Carr	62,500	15,625

(1)	There was no public market for the Class M Units as of the vesting date of July 13, 2012 and thus the market value is based on the Compensation Committee’s valuation of $1.25 per unit as of such date.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Sheryl Palmer	Taylor Morrison Cash Balance Pension Plan	7.0	81,619	(2)	0

Stephen Wethor	Taylor Morrison Cash Balance Pension Plan	6.0	60,472	(2)	0

Louis Steffens	Taylor Morrison Cash Balance Pension Plan	6.0	72,013	(2)	0

Tawn Kelley	Taylor Morrison Cash Balance Pension Plan	4.0	28,291	(2)	0

(1)	As of December 31, 2012, each participating named executive officer is fully vested in his or her respective retirement plan benefit. Pursuant to the terms of the Taylor Morrison Cash Balance Pension Plan, a year of service is credited once a participant has worked 1,000 hours in that year.
(2)	These amounts represent the actuarial present value of the total retirement benefit that would be payable to each respective named executive officer under the Taylor Morrison Cash Balance Pension Plan as of December 31, 2012. The following key actuarial assumptions and methodologies were used to calculate the present value of accumulated benefits under the Taylor Morrison Cash Balance Pension Plan: a discount rate of 3.81% and 2012 Static Mortality Table for Annuitants.

Overview of Pension Benefits

Pension benefits are provided to our named executive officers under the following plan, The Taylor Morrison Cash Balance Pension Plan (the “Pension Plan”) (for our officers in the U.S.). Effective January 1, 2011, the Pension Plan was frozen as to new participants and future accruals. Ms. Palmer was the only named executive officer eligible for early retirement under the Pension Plan for fiscal 2012.

The following table is an overview of the current terms and provisions of the frozen Pension Plan and the Supplemental Pension Plan.

Pension Plan
Purpose	To provide a retirement benefit for eligible employees in recognition of their contributions to the overall success of our business

Eligibility	U.S. salaried and hourly employees, including the named executive officers. The Pension Plan was frozen effective January 1, 2011. Employees hired January 1, 2011 or later are not eligible to participate in the Pension Plan.

Retirement Date & Early Retirement Date	Normal Retirement: The first day of the month coinciding with or next following the participant’s 65th birthday, or if later the participant’s 5th anniversary of joining the Pension Plan.

Early Retirement: The first day of the month coinciding with or next following the date that participant attains age 50, and has completed at least five years of service with us.

Pension Plan

Pension Formula

Normal Retirement: Quarterly credits based on the employee’s age and eligible compensation (including regular compensation for services, commissions, bonuses, leave cash-outs, deferred compensation, but excluding separation payments), with the size of our contributions increasing based on the participant’s age. Our contributions range from 2% to 4% of eligible compensation, plus 1% of eligible compensation over the social security wage base. As of January 1, 2011, the Pension Plan was frozen with regard to pay credits.

Early Retirement: Same as normal retirement, however, if the participant elects to receive payments as of the early retirement date, the benefit will be equal to the actuarial equivalent of the normal retirement benefit.

Form of Benefit

Normal Retirement: Paid as a monthly pension commencing on the participant’s retirement date and continuing for the participant’s life, with survivor benefits following the participant’s death continuing to the participant’s spouse during the spouse’s life at a rate equal to 50% of the rate at which such benefits were payable to the participant (i.e., a joint and 50% survivor annuity). A participant who is unmarried at the time benefits become payable under the Pension Plan shall be entitled to a monthly pension continuing for the participant’s life. However, the form of distribution of such benefit shall be determined pursuant to the provisions of the pension plan (i.e., one lump-sum cash payment, monthly pension payable over the life of the participant, etc.)

Early Retirement: Same as normal retirement.

Potential Payments Upon Termination of Employment or Change in Control

The following summaries and tables describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the termination of employment and/or change in control occurred on December 31, 2012. The amounts that would actually be paid to our executive officers upon a termination of employment will depend on the circumstances and timing of termination or change in control.

Severance Benefits

Sheryl Palmer. If Ms. Palmer resigns for good reason or if we terminate her employment without cause (including our election not to renew her employment agreement), Ms. Palmer will be entitled to receive the following payments and benefits, subject to a release of claims against us and her continued compliance with her post-employment restrictive covenants:

•

cash severance equal to two and a half times her base salary, payable in equal installments over a thirty month period in accordance with our standard payroll practices, provided that if Ms. Palmer’s date of termination is on or prior to July 13, 2013, her cash severance payment shall be no less than $2,000,000;

•

a prorated annual bonus for the fiscal year in which her employment terminates, payable in a lump sum and based on actual performance for the year (determined by the board of directors of Taylor Morrison Holdings following completion of the performance year and paid at the same time as other executives participating in the applicable plan); and

•

we will pay the employer’s portion of Ms. Palmer’s COBRA premiums for up to thirty months following her date of termination of employment or such shorter period if she becomes eligible to receive comparable coverage under another employer plan.

•

Solely in the event that a qualifying termination occurred within the twenty four month period following a change in control, in addition to the severance payments and benefits described above, Ms. Palmer will be entitled to receive a cash payment equal to two and a half times her target bonus for the then current fiscal year payable in equal installments over the thirty month.

•

In 2012, we also amended Ms. Palmer’s employment agreement to provide her with an opportunity to receive a special retirement bonus in the amount of $1,000,000, if, after May 15, 2013, she voluntarily terminates her employment from the homebuilding industry and does not resume employment in the industry in any capacity for a period of five years following such departure. In the event that Ms. Palmer resumes employment in the home building industry within such five-year period, she will be required to repay the special retirement bonus to us. The purpose of providing Ms. Palmer this retirement bonus is twofold: retention of her services through at least May 15, 2013 and to deter her from directly competing with us for a period of five years following any such departure which could cause significant harm our business.

Termination of Ms. Palmer for “cause” generally means (i) a material breach by Ms. Palmer of her employment agreement, any equity agreement or any of our policies; (ii) Ms. Palmer’s gross negligence or willful misconduct, which is injurious to us; or (iii) Ms. Palmer’s commission of a felony or other crime involving dishonesty, fraud, breach of any fiduciary obligation to the board of directors of Taylor Morrison Holdings or any equity holder, or unethical business conduct, in the case of clause (i) subject to up to a fifteen day period to cure such breach or failure if reasonably susceptible to cure.

Resignation by Ms. Palmer for “good reason” generally means (i) any material diminution in the nature or status of Ms. Palmer’s duties and responsibilities, (ii) any material diminution in Ms. Palmer’s base salary or bonus opportunity, other than a decrease in base salary or bonus opportunity that applies to a similarly situated class of employees, or (iii) a change of the Ms. Palmer’s principal place of business to a location more than 50 miles from its then present location; provided, that Ms. Palmer provides us with written notice of any fact or circumstance believed by her to constitute good reason within 90 days of the occurrence of such fact or circumstance, and subject to a 30 day period to cure such fact or circumstance.

A “change in control” generally includes: an acquisition in excess of 80% of the stock of our predecessor (which includes a merger and sale or transfer of equity interests), an acquisition in excess of 80% of the equity interests in our subsidiaries, the acquisition of the power to replace a majority of the members of the board of directors of Taylor Morrison Holdings or the sale of all or substantially all of our and our subsidiaries’ assets.

Messrs. Cone, Wethor and Steffens and Ms. Kelley. The employment of Messrs. Cone, Wethor and Steffens and Ms. Kelley may be terminated by us or by the executive at any time, with or without cause. Pursuant to each such executive’s employment agreement, the executive is entitled to receive severance benefits upon termination by us without “cause” or upon resignation for “good reason” that is in connection with a “change in control.” Upon an eligible termination, the terminated executive will be entitled to continued payment of base salary for 12 months, a prorated annual bonus for the year of termination, and company-paid COBRA premiums for continued participation in our welfare plans for up to one year or such shorter period if the executive becomes eligible for coverage under another group program. The executive’s entitlement to these severance payments and benefits is generally conditioned on continued compliance with obligations not to solicit our employees, customers or suppliers and a general release of all claims against us.

Resignation for “good reason” generally includes: (i) a material change in the executive’s level, scope of duties and responsibilities or total compensation; or (ii) a relocation of more than 50 miles of the executive’s principal place of employment; provided that, in each case, notice of resignation is delivered to us within 30 days of such occurrence.

Termination for “cause” generally includes any of the following actions by the executive: (i) conviction, guilty plea or confession to any felony, act of fraud, theft or embezzlement; (ii) malfeasance, negligence or intentional failure to perform duties that is not cured after 5 days of receipt of notice from us; or (iii) failure to comply with our employment policies a failure to comply with executive’s agreement or deviation from any of our employee policies or directives of the board of directors of Taylor Morrison Holdings.

“Change in control” generally includes: the sale of all of the assets of the employer entity; sale of 50% or more of any parent entity that controls the employer; or merger of the employer entity or its controlling parent entity.

Each executive (including Mr. Carr and Mr. Cone) is also subject to a restrictive covenants agreement in which he or she has agreed, among other things, not to compete with us for 18 months following termination of employment by us (other than for cause) or by the executive for good reason, provided that we are paying the executive severance and, except with respect to Ms. Kelley, upon voluntary termination of employment.

Mr. Carr. As an employee in Canada without a written employment agreement upon a termination by us without cause, Mr. Carr will be entitled to reasonable notice of termination, or pay in lieu thereof, under Canadian common law (whether or not following a change in control). The amount of such compensation will be determined at the time of dismissal and will be subject to negotiation. We did not enter into any agreement with Mr. Carr that provided him with single trigger benefits in the event of a change in control.

Mr. Barnes. In connection with his departure on June 19, 2012, we entered into a separation and release agreement with Mr. Barnes which provides him with the right to receive severance payments equal to $480,000 in the aggregate, payable in equal installments in accordance with our regular payroll practices, a prorated bonus for 2012 payable at the same time as other executives receive their bonuses, and company-paid COBRA premiums for up to one year or until he obtains coverage from another employer. In exchange for such severance payments, Mr. Barnes released us from any claims he may have had and agreed to certain restrictions on his activities, including a restriction from soliciting our customers and suppliers for a two-year period following his date of termination.

Change in Control Benefits

We do not provide our named executive officers with any single-trigger change in control payments or benefits. If a change in control were to have occurred on December 31, 2012, and none of our named executive officers were terminated, there would have been no payments due to our named executive officers under any of our plans. Each named executive officer’s Class M Units (Phantom Units with respect to Mr. Carr) that are subject to performance-based vesting conditions will only become vested upon receipt by our Principal Equityholders of the relevant returns described above, whether or not in connection with a change in control.

Each named executive officer’s Class M Units or Phantom Units that are subject only to time-based vesting conditions will become 100% vested in connection with any termination by us without “cause” or by the executive for “good reason” (each as defined in the relevant award agreement) that occurs within 24 months following a “change in control.” A change in control is generally defined as: (i) a sale of 80% or more of the equity of TMM or a subsidiary if such subsidiary holds substantially all of the assets of TMM and its subsidiaries; (ii) a sale of substantially all of the assets of TMM and its subsidiaries; or (iii) a transfer pursuant to which the acquirer has power to replace TMM’s general partner.

No named executive officer has any right to receive a “gross up” for any excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, or any other U.S. federal, state and local income tax.

Calculations of Benefits to Which Executives Would be Entitled

Assuming no change in control had occurred and termination of employment occurred on December 31, 2012, the dollar value of the payments and other benefits to be provided to each of the named executive officers are estimated to be as follows:

Estimated Payments and Benefits upon Termination without Cause or

Resignation for Good Reason Assuming No Change in Control had Occurred

Name	Salary Continuation		Prorated Bonus		Continued Benefits		Other Compensation		TOTAL
Sheryl Palmer	$2,000,000	(1)	$1,050,000	(2)	$54,065	(3)	—		$3,104,065
C. David Cone	$400,000	(4)	$100,000	(2)	$21,626	(3)	—		$521,626
Stephen Wethor	$450,000	(4)	$607,500	(2)	$21,626	(3)	—		$1,079,126
Ed Barnes(5)	$480,000		$175,070		$21,626		—		$676,696
Louis Steffens	$475,000	(4)	$641,250	(2)	$21,626	(3)	—		$1,137,876
Tawn Kelley	$425,000	(4)	$573,750	(2)	$21,626	(3)	$19,263	(6)	$1,039,639
Brad Carr(7)	$416,672		$405,098		$9,537		—		$831,307

(1)	Ms. Palmer’s base severance amount is two and a half times her base salary ($1,750,000); however, in the event that she was terminated on or prior to July 13, 2013, her base severance payment would have been no less than $2,000,000.
(2)	Pursuant to their respective employment agreements, each of our named executive officers (other than Messrs. Carr and Barnes) is entitled to a prorated annual bonus for the fiscal year in which employment terminates. For purposes of this table, we have calculated the bonuses assuming that each named executive officer would have received his or her respective target bonus amount, except that Mr. Cone’s bonus for 2012 would be prorated based on his commencement of employment with us on October 15, 2012. The annual target bonus percentage for fiscal year 2012 for the named executive officers were as follows: Ms. Palmer — 150%, Mr. Cone 100%, Mr. Wethor — 135%, Mr. Barnes — 100%, Mr. Steffens — 135%, Ms. Kelley — 135%.
(3)	These amounts reflect the estimated COBRA premiums for the executives and their respective eligible dependents enrolled (if any) in any then existing group health plans for one year (or in the case of Ms. Palmer, 30 months) as required by their respective employment agreements and assumes that the executive does not become eligible for other health coverage.
(4)	Pursuant to their respective employment agreements, Messrs. Cone, Wethor and Steffens and Ms. Kelley are entitled to an amount equal to one times the named executive officer’s base salary.
(5)	As described above, Mr. Barnes’ employment with us was terminated on June 19, 2012 and this table reflects the actual amounts of severance payable to him in connection with his departure, except that the prorated bonus amount has been calculated assuming that he will receive a prorated bonus based on his target bonus amount of 100%.
(6)	The amount reflected in this table represents the outstanding commissions owed to Ms. Kelley based on 25% of net profit dollars earned on each joint venture/spot retail closing in 2012.
(7)	As an employee in Canada without a written employment agreement, Mr. Carr will be entitled to compensation in the event of his dismissal without cause (whether or not following a change in control) in accordance with Canadian law. Such compensation will be determined at the time of dismissal and will be subject to negotiation. The amount reflected is an estimate of his potential severance package, including salary continuation, prorated bonus and continued benefits, and the actual amount that could be due cannot be determined with certainty.

Assuming a change in control and termination of employment occurred on December 31, 2012, the dollar value of the payments and other benefits to be provided to each of the named executive officers are estimated to be as follows:

Estimated Payments and Benefits upon Termination in Connection with a Change in Control

Name	Salary Continuation		Prorated Bonus		Continued Benefits		Other Compensation		Equity or Equity-Based Value(1)	TOTAL
Sheryl Palmer	$2,000,000	(2)	$1,050,000	(3)	$54,065	(4)	$2,625,000	(5)	$2,230,000	$7,959,065
C. David Cone	$400,000	(6)	$100,000		$21,626	(4)	—		$214,286	$735,912
Stephen Wethor	$450,000	(6)	$607,500	(3)	$21,626	(4)	—		$864,179	$1,943,305
Ed Barnes(9)	$480,000		$175,500		$21,626		—		$0	$677,126
Louis Steffens	$475,000	(6)	$573,750	(3)	$21,626	(4)	—		$848,750	$1,919,126
Tawn Kelley	$425,000	(6)	$641,250	(3)	$21,626	(4)	$75,070	(7)	$410,000	$1,572,946
Brad Carr(8)	$416,672		$405,098		$9,537		—		$437,500	$1,268,807

(1)	In accordance with the terms of the equity-based awards, the vesting of all of the individual’s Class M Units or Phantom Units subject only to time-based vesting conditions would have accelerated and become vested as of the date of termination of employment and change in control. There was no public market for the Class M Units as of December 31, 2012 and thus the market value is based on the Compensation Committee’s valuation of $1.45 per unit as of such date, and the amount reflected in the tables represents the value of the accelerated vesting of unvested time-based Class M Units or Phantom Units. We have assumed for purposes of this disclosure that return to our Principal Equityholders in connection with any such change in control would have been, based on a per unit value of $1.45, insufficient to trigger any vesting of the performance-based Class M Units or Phantom Units which would have been forfeited without any consideration payable.
(2)	Ms. Palmer’s base severance amount is two and a half times her base salary ($1,750,000); however, in the event that she was terminated on or prior to July 13, 2013, her base severance payment would have been no less than $2,000,000.
(3)	Pursuant to their respective employment agreements, each of our named executive officers (other than Messrs. Carr and Barnes) is entitled to a prorated annual bonus for the fiscal year in which employment terminates. For purposes of this table, we have calculated the bonuses assuming that each named executive officer would have received their respective target bonus amount, except Mr. Cone’s bonus for 2012 would be prorated based on his commencement of employment with us on October 15, 2012. The annual target bonus percentage for fiscal year 2012 for the name executive officers were as follows: Ms. Palmer — 150%, Mr. Cone — 100%, Mr. Wethor — 135%, Mr. Barnes — 100%, Mr. Steffens — 135%, and Ms. Kelley — 135%.
(4)	These amounts reflect the estimated COBRA premiums for the executives and their respective eligible dependents enrolled (if any) in any then existing group health plans for one year (or in the case of Ms. Palmer, 30 months) as required by their respective employment agreements.
(5)	This amount reflects two and a half times an amount equal to 150% of Ms. Palmer’s base salary, as payable pursuant to her employment agreement, to the extent she is terminated either by us without cause or she resigns for good reason during the 24 month period following a change in control. This amount would be payable in installments over a 30-month period.
(6)	Pursuant to their respective employment agreements, Messrs. Cone, Wethor, and Steffens and Ms. Kelley are entitled to an amount equal to one times the named executive officer’s base salary.
(7)	The amount reflected in this table represents the outstanding commissions owed to Ms. Kelley based on 25% of net profit dollars earned on each joint venture/spot retail closing in 2012.
(8)	As an employee in Canada without a written employment agreement, Mr. Carr will be entitled to compensation in the event of his dismissal without cause (whether or not following a change in control) in accordance with Canadian law. Such compensation will be determined at the time of dismissal and will be subject to negotiation. The amount reflected is an estimate of his potential severance package, including salary continuation, prorated bonus and continued benefits, and the actual amount that could be due cannot be determined with certainty.
(9)	As described above, Mr. Barnes’ employment with us was terminated on June 19, 2012 and this table reflects the actual amounts of severance payable to him in connection with his departure except that the prorated bonus amount has been calculated assuming that he will receive a pro-rated bonus based on his target bonus amount of 100%. All of Mr. Barnes’ Class M Unit awards were forfeited as of June 19, 2012, therefore no dollar amount is reported in the column titled “Equity Value.”

Director Compensation

The following table summarizes the compensation earned by, or awarded or paid to, those of our directors who for the year ended December 31, 2012 received compensation for their services as directors.

Name and Principal Position	Fees Earned or Paid	TMM Class M Units (1)	Total
Timothy Eller, Chairman	$46,667	$512,000	$558,667
Peter Lane	$23,333	$256,000	$279,333

(1)	On June 29, 2012, Mr. Lane received a one-time equity grant in the amount of 400,000 Class M Units, and Mr. Eller who as Chairman received a one-time equity grant in the amount of 800,000 Class M Units. The amounts reported in this column reflect the aggregate grant date fair value computed in accordance with Accounting Standards Codification topic 718, “Stock Compensation,” as issued by the Financial Accounting Standards Board. These values have been determined based on the assumptions set forth in Note 19 to our audited financial statements included elsewhere in this prospectus.

None of our directors is party to any service contract with us, and, except as otherwise described below, none receive any compensation from us except, in both cases, for Sheryl Palmer who received compensation for her services as our President and Chief Executive Officer, as described in the preceding tables.

Effective as of July 1, 2012, the Board of Directors of Taylor Morrison Holdings and Monarch Communities approved annual compensation to be provided to two of our directors who do not otherwise receive compensation for the services provided to us by any of the Principal Equityholders (or affiliates thereof). Ms. Palmer, in her role as an executive officer, does not receive compensation as a director. Such directors are entitled to annual retainers and a one-time appointment equity-based grant of Class M Units. We expect that any additional directors who are retained to provide services to us and who do not otherwise receive compensation for such services from the Principal Equityholders (or affiliates thereof) will generally receive similar compensation, depending on the individual’s specific role and whether such individual will also serve as a chair on one of our committees of the Board of Directors. Our Board of Directors and Compensation Committee believe it is important for key members of our senior management team and our directors who receive compensation from us to build and maintain a long-term ownership position in our business, to further align their financial interests with those of our stockholders and to encourage the creation of long-term value.

The compensation levels for Mr. Lane and Mr. Eller are as follows:

•	annual retainer fee for Mr. Lane equal to $40,000;

•	annual retainer fee for Mr. Eller equal to $80,000;

•

for Mr. Lane, a one-time appointment grant of 400,000 Class M Units under the MIP, with an ultimate target value ranging from $600,000 to $1,000,000, depending on the return achieved by our Principal Equityholders, vesting over five years in equal annual installments;

•

for Mr. Eller, a one-time appointment grant of 800,000 Class M Units under the MIP, with an ultimate target value ranging from $1,360,000 to $2,160,000, depending on the return achieved by our Principal Equityholders, vesting over five years in equal annual installments; and

•	for both Messrs. Lane and Eller, an opportunity to invest in Class A units with a minimum investment amount of $100,000 and Messrs. Lane and Eller both invested more than the minimum amount.

The annual cash retainer is paid to such directors in quarterly installments in arrears. We also reimburse our directors for reasonable travel and other related expenses to attend Board of Directors and Committee meetings.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Notes

On April 13, 2012, the Operating Subsidiaries issued $550.0 million in aggregate principal amount of 7.750% Senior Notes due 2020. A portion of the net proceeds of the senior notes was used to repay $350.0 million of the Sponsor Loan and the remainder was used for general corporate purposes. The senior notes are unsecured and guaranteed by TMM and certain of TMM’s domestic subsidiaries. On August 21, 2012, the Operating Subsidiaries issued an additional $125.0 million in aggregate principal amount of the senior notes under the same indenture.

The indenture governing the senior notes contains covenants that limit the ability of the Operating Subsidiaries, TMM and certain of their subsidiaries to, among other things, sell assets, pay dividends or make other distributions on capital stock or make payments in respect of subordinated indebtedness, make investments, incur additional indebtedness or issue preferred stock, create certain liens, enter into agreements that restrict dividends or other payments from certain restricted subsidiaries, consolidate, merge or transfer all or substantially all of their assets, engage in transactions with affiliates and create additional, unrestricted subsidiaries. The senior notes are also subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the senior notes indenture). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. The senior notes do not have any registration rights.

The senior notes mature on April 15, 2020. Interest on the senior notes accrues at the rate of 7.750% per annum and is payable semiannually in arrears on April 15 and October 15 of each year.

We may redeem some or all of the senior notes at any time prior to April 15, 2015, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date. On or after April 15, 2015, we may also redeem some or all of the notes at the redemption prices specified in the indenture relating to the senior notes.

At any time prior to April 15, 2015, we may also redeem up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of this offering and other equity offerings, at a redemption price equal to 103.875% (if the redemption occurs prior to April 15, 2013) or 107.750% (if the redemption occurs on or after April 15, 2013) of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Revolving Credit Facility

Concurrently with the Acquisition, TMC and Monarch Corporation (together, the “Revolver Co-Borrowers”), entered into the Revolving Credit Facility, in an aggregate principal amount of $75.0 million, the proceeds of which may be used by the Revolver Co-Borrowers for working capital and general corporate purposes. The Revolving Credit Facility matures on July 13, 2016. The aggregate amount of commitments under the Revolving Credit Facility was increased to $125.0 million in August 2012 and $225.0 million in December 2012.

The obligations under the Revolving Credit Facility are unconditionally and irrevocably guaranteed, jointly and severally, by TMM, Taylor Morrison Holdings, Monarch Communities, Monarch Parent Inc. and each material current and future wholly owned domestic subsidiary of TMC (other than certain excluded subsidiaries and any unrestricted subsidiaries) (the “Revolver Subsidiary Guarantors,” and together with TMM, Taylor Morrison Holdings, Monarch Communities and Monarch Parent Inc., the “Revolver Guarantors”) and are secured by (a) a pledge of the equity interests of Monarch Parent Inc., Monarch Corporation and TMC and (b) substantially all of the assets of TMC and the Revolver Subsidiary Guarantors.

On April 13, 2012, TMC, Monarch Corporation, the lenders and the other parties thereto amended and restated the Revolving Credit Facility in order to, among other things, (a) permit us to measure borrowing availability under the facility by reference to a formula based on the amount of real estate collateral pledged to the secured parties under the Revolving Credit Facility (but not exceeding the aggregate principal amount of commitments under the Revolving Credit Facility) (such calculated amount being referred to hereinafter as the “Availability Amount”), (b) permit Monarch Corporation and its subsidiaries to incur certain indebtedness and liens without limitation (but subject to certain conditions) so long as the total utilization of the Revolving Credit Facility does not exceed the Availability Amount and (c) permit us to make up to $150.0 million, in the aggregate, of restricted payments, investments and/or asset sales consisting of certain property or assets of Monarch Corporation or its restricted subsidiaries that may be designated by Monarch Corporation from time to time, subject to certain conditions. At any time our total utilization of the Revolving Credit Facility exceeds the Availability Amount, we are required to either repay loans (without reducing commitments) under the Revolving Credit Facility or deliver additional mortgages that, in each case, would be sufficient to eliminate any such over-utilization. On August 15, 2012, the Revolver Co-Borrowers increased the aggregate principal amount of the commitments under the Revolving Credit Facility to $125.0 million through the exercise of a $50.0 million incremental facility provision.

On December 27, 2012, the Revolver Co-Borrowers amended the Revolving Credit Facility to increase to $225.0 million the aggregate revolving commitments under the facility, to permit the Revolver Co-Borrowers to take out base rate loans on a same-day basis and to join Citibank, N.A., JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA as lenders. As of December 31, 2012, we had borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of Darling. See “Summary—Recent Developments.”

Borrowings under the Revolving Credit Facility may be made in Canadian dollars (subject to a $15.0 million sublimit) and in U.S. dollars. Amounts outstanding under the Revolving Credit Facility bear a variable interest rate based upon either a LIBOR or CDOR interest rate option, as applicable, or a base rate or Canadian prime rate option, as applicable, as selected by the Revolver Co-Borrowers, plus, in each case, an applicable margin. The applicable margin for (a) any Eurodollar Rate Loan or CDOR Rate Loan, is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than 3 months and (b) any Base Rate Loan or Canadian Prime Rate Loan, is 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitments under the Revolving Credit Facility (whether drawn or undrawn), payable quarterly in arrears, subject to a 0.25% step-down based upon a capitalization ratio. The Revolver Co-Borrowers have the right to make “amend and extend” offers to lenders of a particular class.

The Revolving Credit Facility contains certain “springing” financial covenants based on (a) consolidated total debt and consolidated adjusted tangible net worth, requiring TMM and its subsidiaries to comply with a certain maximum capitalization ratio and (b) consolidated adjusted EBITDA and consolidated cash interest expense, requiring TMM and its subsidiaries to comply with a certain minimum interest coverage ratio. As of September 30, 2012, our capitalization ratio was 49% (compared with the requirement not to exceed 60%) while our interest coverage ratio for the twelve-month period then ended was 2.7 to 1.0 (compared with the requirement not to fall below 1.75 to 1.0).

The financial covenants will be in effect for any fiscal quarter during which any (a) loans under the Revolving Credit Facility are outstanding during the last day of such fiscal quarter or on more than five separate days during such fiscal quarter or (b) unpaid drawings in respect of letters of credit issued under the Revolving Credit Facility are outstanding on the last day of such fiscal quarter or for more than five consecutive days during such fiscal quarter. For purposes of determining compliance with the financial covenants for any fiscal quarter, TMM may exercise an equity cure by issuing certain permitted securities for cash or otherwise recording cash contributions to its capital that will, upon the contribution of such cash to TMC and/or Monarch Corporation, be included in the calculation of consolidated adjusted EBITDA and consolidated total capitalization. The equity cure right may not be exercised more than twice in any period of four consecutive fiscal quarters and may not be exercised more than five times.

The Revolving Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, dividends and other distributions, asset dispositions, investments, sale and leasebacks, passive holding entities (with respect to TMM, Taylor Morrison Holdings, Monarch Communities and Monarch Parent Inc.) and limitation on debt payments and amendments.

The Revolving Credit Facility contains customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants (including financial covenants, subject to the exercise of an equity cure), incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material monetary judgments, ERISA events with material adverse effect, actual or asserted invalidity of material guarantees, material security or intercreditor agreements or subordination provisions, and change of control.

As of September 30, 2012, we were in compliance with all of the applicable covenants under the Revolving Credit Facility.

Letters of Credit and Surety Bonds

We are committed, under various letters of credit and surety bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit and surety bonds under these arrangements, including our share of responsibility for arrangements with our joint ventures, totaled $256.8 million as of September 30, 2012. Although significant development and construction activities have been completed related to these site improvements, the letters of credit and surety bonds are reduced as development and construction work is completed, but not fully released until warranty periods have expired. We do not believe that it is probable that any outstanding surety bonds as of September 30, 2012 will be drawn upon.

Monarch Corporation is party to a credit facility with The Toronto-Dominion Bank, which we refer to as the “TD Facility.” The TD Facility provides revolving operating facilities (including letters of credit) of up to CAD $100.0 million (or its U.S. dollar equivalent) to provide direct and letter of credit financing in support of Monarch Corporation’s projects. Under the terms of the TD Facility, the first $80.0 million drawn under the facility is secured by liens over the interests of Monarch Corporation in certain Canadian real property. Amounts drawn above CAD $80.0 million are secured with cash. As of September 30, 2012, there were CAD $64.2 million letters of credit outstanding under the TD Facility.

Monarch Corporation is also party to a credit facility with HSBC Bank Canada, which we refer to as the “HSBC Facility.” The HSBC Facility provides a partially revolving letter of credit facility of up to CAD $24.2 million (reduced from $25.6 million as of September 30, 2012) in support of Monarch Corporation’s construction projects. Under the terms of the HSBC Facility, amounts drawn under this facility are secured by liens over the interests of Monarch Corporation in certain Canadian real property or cash. As of September 30, 2012, there were CAD $25.6 million letters of credit outstanding under the HSBC Facility.

Each of the TD Facility and the HSBC Facility is scheduled to expire on June 30, 2013.

The TD Facility and HSBC Facility contain certain financial covenants. We are required to maintain a minimum net equity and a minimum debt-to-equity ratio as well as maintain an interest coverage ratio. As of September 30, 2012, our net equity, as defined in the TD Facility and the HSBC Facility, was CAD $346.8 million (compared with the minimum requirement of CAD $250 million) and our debt-to-equity ratio was 91% (compared with the requirement not to exceed 125%) while our interest coverage ratio is only calculated annually (the requirement is not to fall below 2.50 to 1.0). As of September 30, 2012, our interest coverage ratio was 2.7 to 1.0. Violations of the financial covenants in the TD Facility and HSBC Facility, if not waived by the lenders or cured, could result in acceleration by the lenders. In the event these violations were not waived by the lenders or cured, the violations could also result in a default under our other indebtedness. As of September 30, 2012, we were in compliance with all of the covenants under the TD Facility and HSBC Facility.

Mortgage Company Loan Facilities

In December 2010, TMHF, our wholly owned mortgage subsidiary, entered into the Flagstar Facility, as agent and representative for itself and other buyers of our held-for-sale mortgages named in such agreement. The purpose of the Flagstar Facility is to finance the origination of up to $30.0 million of mortgage loans at any one time by TMHF, subject to certain sublimits, with a temporary accordion feature subject to approval by Flagstar, which allows for borrowings in excess of the total availability under the facility. Borrowings under the facility are accounted for as a secured borrowing under ASC Topic 860. The Flagstar Facility is terminable by either party with 30 days’ notice and bears interest at a rate of LIBOR plus 2.5% per annum, with a minimum floor of 3.95% per annum. Borrowings under this facility are paid back with proceeds received when our mortgages are sold to participating lenders in the Flagstar Facility, or to other buyers subject to certain sublimits. The time period from borrowing to repayment is typically 10 business days.

As of September 30, 2012, there was $27.7 million in outstanding borrowings under the Flagstar Facility, and $8.2 million under the Comerica Facility which comprise the balance of mortgage borrowings in the accompanying consolidated balance sheet. The Flagstar Facility does not have a scheduled maturity date but is subject to an annual renewal process, which was last completed in December 2012.

In December 2011, TMHF entered into the Comerica Facility. The purpose of the Comerica Facility is to finance the origination of up to $30.1 million of mortgage loans at any one time by TMHF, subject to certain sublimits. The Comerica Facility matures on October 29, 2013 (subject to an annual renewal process). We expect the annual renewal process to proceed in a manner similar to that in previous years. The Comerica Facility bears interest at a rate of daily adjusting LIBOR plus 2.5% per annum with a minimum floor of 3.75% per annum. Borrowings under the Comerica Facility are paid back with proceeds received when our mortgages are sold to participating lenders in the Comerica Facility, or to other buyers subject to certain sublimits.

Other Loans Payable and Other Borrowings

Other loans payable and other borrowings as of September 30, 2012 consist of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. As of September 30, 2012, we estimate that approximately $30.1 million of the loans are scheduled to be repaid during 2012, which we expect to repay from available cash. The weighted average interest rate on $50.5 million of the loans, as of September 30, 2012 was 3% per annum, and $65.5 million of the loans were noninterest bearing. As of September 30, 2012, loans payable increased by $37.6 million compared to December 31, 2011 primarily due to the closing of transactions under land purchase contracts with seller financing.

Guarantees of Indebtedness of Unconsolidated Joint Ventures

In certain instances, Monarch Corporation and the other partners in a joint venture provide guarantees and indemnities to lenders with respect to the debt of the unconsolidated joint ventures related to our Canadian business, which may be triggered under certain conditions when the joint venture fails to fulfill its obligations under its loan agreements. As of September 30, 2012, Monarch Corporation’s total recourse exposure under its guarantees of joint venture debt was $168.9 million. To the extent any or all of our joint ventures default on obligations secured by the assets of such joint venture or guaranteed by Monarch Corporation, the assets of our joint ventures could be forfeited to our joint ventures’ third party lenders, and Monarch Corporation could be liable to such third party lenders to the full extent of its guarantees and, in the case of secured guarantees, to the extent of the assets of Monarch Corporation that secure the applicable guarantee. Any such default by our joint ventures could cause significant losses, with a resulting adverse effect on our financial condition and results of operations. Recent market conditions have required us to provide a greater number of such guarantees and we expect this trend to continue.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock for:

•	each person whom we know to own beneficially more than 5% of any class of our shares;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding and the percentage of beneficial ownership before this offering are based on the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately prior to this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the public offering price range set forth on the cover of this prospectus). The number of shares of Class A common stock outstanding and the percentage of beneficial ownership after this offering are based on the number of shares of Class A common stock issued in this offering and the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately after this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus). Pursuant to the Exchange Agreement, New TMM Units may be exchanged at any time (along with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each listed stockholder is: c/o Taylor Morrison Home Corporation, 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona, 85251.

	Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and Before this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Oaktree holding vehicle(2)(3)
TPG holding vehicle(2)(4)
Directors and Executive Officers
Sheryl Palmer(5)	—	—	—	—	—	—
Stephen Wethor(5)	—	—	—	—	—	—
Louis Steffens(5)	—	—	—	—	—	—
C. David Cone (5)	—	—	—	—	—	—
Brad Carr (5)	—	—	—	—	—	—
Tawn Kelley(5)	—	—	—	—	—	—
Timothy R. Eller(5)	—	—	—	—	—	—
John Brady(6)	—	—	—	—	—	—
Kelvin Davis(7)	—	—	—	—	—	—
Joe S. Houssian	—	—	—	—	—	—
Jason Keller(8)	—	—	—	—	—	—
Greg Kranias(9)	—	—	—	—	—	—
Peter Lane(5)	—	—	—	—	—	—
R. Michael Miller	—	—	—	—	—	—

	Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and Before this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Rajath Shourie(10)	—	—	—	—	—	—
All Directors and executive officers as a group (20 persons)	—	—	—	—	—	—

*	Less than 1%
(1)	Assumes exercise of the underwriters’ over-allotment option in full. See “Underwriting.”
(2)	In connection with this offering, we will enter into a stockholders agreement with the Principal Equityholders whereby, among other things, the Oaktree and TPG holding vehicles will have the right to nominate a majority of our board of directors and will agree to vote for each others’ nominees. See “Management—Board Structure” and “Certain Relationships and Related Transactions—Stockholders Agreement.”
(3)	Includes New TMM Units and shares of Class B Common Stock held by the Oaktree holding vehicle. The general partner of the holding vehicle will be an entity affiliated with Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the Class B shares held by the Oaktree holding vehicle. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any New TMM Units and shares of Class B common stock owned beneficially or of record by the Oaktree holding vehicle, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(4)	Includes New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The general partner of the TPG holding vehicle is TPG GenPar VI AIV TM, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI AIV TM Advisors, Inc., a Cayman corporation, whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman corporation, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and may therefore be deemed to beneficially own the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. Messrs. Bonderman and Coulter disclaim beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle except to the extent of their pecuniary interest therein. The address of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(5)	Sheryl Palmer, Stephen Wethor, Louis Steffens, C. David Cone, Brad Carr and Tawn Kelley, our named executive officers, and Timothy R. Eller and Peter Lane, two of our directors, each hold limited partnership interests in each of the TPG and Oaktree holding vehicles. Such officers and directors have no voting or investment power over and disclaim beneficial ownership of the New TMM Units and the shares of Class B common stock held by the TPG and Oaktree holding vehicles.
(6)	Mr. Brady, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Brady has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Brady is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(7)	Mr. Davis, who is one of our directors, is a TPG Partner. Mr. Davis has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Davis is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(8)	Mr. Keller, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Keller has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Keller is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(9)	Mr. Kranias, who is one of our directors, is a TPG Principal. Mr. Kranias has no voting or investment power over and disclaims beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Kranias is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(10)	Mr. Shourie, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Shourie has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Shourie is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement

In connection with the Reorganization Transactions, we entered into a reorganization agreement with New TMM and other subsidiaries of ours, the Principal Equityholders, other existing limited partners of TMM and the TPG and Oaktree holding vehicles, which governs the Reorganization Transactions. In addition, under the reorganization agreement, the TPG and Oaktree holding vehicles subscribed for a number of shares of our Class B common stock equal to the number of New TMM Units they own, at price equal to the par value per share of Class B common stock.

New TMM Limited Partnership Agreement

In connection with the Reorganization Transactions, the partners of New TMM will enter into the limited partnership agreement of New TMM (“New TMM Limited Partnership Agreement”). As a result of the Reorganization Transactions and in accordance with the terms of the New TMM Limited Partnership Agreement, we will, through New TMM, TMM and its subsidiaries, operate our business. TMHC will directly or indirectly control the business and affairs of New TMM, TMM and its subsidiaries.

Exchange Agreement

At the closing of this offering, we and the TPG and Oaktree holding vehicles will enter into the Exchange Agreement under which, from time to time, they (or certain transferees thereof) will have the right to exchange their New TMM Units (along with a corresponding number of our Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Stockholders Agreement

At the closing of this offering, we intend to terminate the existing stockholders agreement among the general partner of TMM, TMM and certain of TMM’s limited partners and enter into a new stockholders agreement with the Principal Equityholders. The stockholders agreement will contain provisions related to the composition of the Board of Directors of TMHC and the committees of the Board of Directors. See “Management—Board Structure.” The Principal Equityholders will also agree in the stockholders agreement to vote for each other’s board nominees. In addition, the stockholders agreement will provide that Requisite Investor Approval (as defined below) must be obtained before we are permitted to take the any of the following actions:

•	any change of control of TMHC;

•	acquisitions or dispositions by TMHC or any of its subsidiaries of assets (including land) valued at more than $ ;

•	incurrence by TMHC or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $ or the making of any loan in excess of $ ;

•	issuance of any equity securities of TMHC, subject to limited exceptions;

•	termination of our Chief Executive Officer, designation of a new Chief Executive Officer or amendment of the terms of our Chief Executive Officer’s employment; and

•	certain changes to the size of our Board of Directors.

For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock held by it at the closing of this offering and the approval of a director nominated by the Oaktree holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock held by it at the closing of this offering.

Registration Rights Agreement

At the closing of the offering, we intend to terminate the existing registration rights agreement among TMM and certain of its limited partners and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles. The registration rights agreement will provide the TPG and Oaktree holding vehicles with certain demand registration rights in respect of any shares of our Class A common stock held by them. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to the TPG and Oaktree holding vehicles of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of the TPG and Oaktree holding vehicles, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Governance Agreements

At the closing of the offering, we expect to enter into governance agreements setting forth certain matters with respect to the management of Taylor Morrison Holdings and Monarch Communities. TMHC will enter into one such agreement with the Principal Equityholders, TMM and Taylor Morrison Holdings and one such agreement with the Principal Equityholders, TMM and Monarch Communities. Each governance agreement will provide that the composition of the board of directors of the applicable company shall each be identical to that of the TMHC Board of Directors and that the Principal Equityholders will have the right to nominate representatives to the committees of such board of directors on the same basis as set forth in the stockholders agreement described above. Each governance agreement will also provide affiliates of the Principal Equityholders with approval rights over certain actions on the same basis as set forth in the stockholders agreement.

The Sponsor Loan

In connection with the Acquisition, we borrowed $625.0 million under the Sponsor Loan from affiliates of Oaktree and TPG, of which $500.0 million was priced at a 2.5% discount to par and $125.0 million was priced at par, yielding total proceeds to us of $612.5 million. The Sponsor Loan bore interest at a rate of 13.0% per annum. In August 2011, we repaid the $125.0 million balance of the Sponsor Loan that had been borrowed at par. In April 2012, we used a portion of the net proceeds from the issuance of the senior notes to repay $350.0 million of the Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be acquired by subsidiaries of TMM, and affiliates of TPG and Oaktree acquired an additional $150.0 million of limited partnership interests in TMM. After the completion of these transactions, the Sponsor Loan is no longer outstanding.

Management Services Agreements

In connection with the Acquisition, affiliates of the Principal Equityholders entered into management services agreements with TMM, Taylor Morrison Holdings and Monarch Communities relating to the provision of certain management, advisory and consulting services. In consideration of financial and structural advice and analysis made in connection with the Acquisition, Taylor Morrison Holdings and Monarch Communities paid a one-time transaction fee of $13.7 million to the Principal Equityholders, and also reimbursed the Principal Equityholders for third-party, out-of-pocket expenses incurred in connection with the Acquisition, including fees, expenses and disbursements of lawyers, accountants, consultants and other advisors. In addition, as compensation for ongoing services provided by affiliates of the Principal Equityholders under the management services agreements, Taylor Morrison Holdings and Monarch Communities agreed to pay to affiliates of the Principal Equityholders an annual aggregate management fee of $5.0 million.

In addition, in conjunction with the formation of TMM and in connection with the Acquisition, an affiliate of JH entered into a partnership services agreement with TMM relating to the provision of certain services to TMM. In consideration of these services, TMM granted to the JH affiliate an amount of partnership interests, subject to certain terms, conditions and restrictions contained in a unit award agreement and the TMM limited partnership agreement. In connection with this offering, the partnership services agreement among JH and TMM will be terminated.

In connection with this offering, the management services agreements will be terminated in exchange for an aggregate payment of $        .

Purchase of New TMM Units from the Principal Equityholders

TMHC intends to use approximately $         million of the net proceeds from this offering to purchase          New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the TPG holding vehicle and          New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the Oaktree holding vehicle, resulting in proceeds to the TPG and Oaktree holding vehicles of $         and $        , respectively. TMHC and the Principal Equityholders will enter into a purchase and sale agreement with customary conditions to TMHC’s obligation to close the acquisition, including the absence of a material adverse change in the business and affairs of New TMM and its subsidiaries. We expect that the purchase of the New TMM Units from the TPG and Oaktree holding vehicles will be consummated on or about                     , 2013. If the underwriters’ over-allotment option is exercised in full, TMHC will acquire          additional New TMM Units from the TPG holding vehicle and          New TMM Units from the Oaktree holding vehicle.

Indemnification of Directors and Officers

We expect to enter into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf.

Real Estate Acquisitions

From time to time, we may engage in transactions with entities that are affiliated with one or more of the Principal Equityholders through either lending or equity ownership arrangements. Transactions with related parties are executed in the normal course of operations and at arm’s length. Real estate acquisitions from affiliates of Oaktree amounted to approximately $30.0 million in the period from July 13, 2011 (the date of the Acquisition) through September 30, 2012.

Related Person Transactions Policy

We have adopted a Related Person Transaction Policy, which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by TMHC’s audit committee. In accordance with our Related Person Transaction Policy, TMHC’s audit committee has overall responsibility for the implementation and compliance with this policy.

For the purposes of our Related Person Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in our Related Person Transaction Policy) had, has or will have a direct or indirect material interest, in excess of $120,000. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by TMHC’s Board of Directors or compensation committee.

Our Related Person Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to TMHC’s audit committee for consideration at its next meeting. Under our Related Person Transaction Policy, only TMHC’s audit committee will be permitted to approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our Related Person Transaction Policy and that is ongoing or is completed, the transaction will be submitted to TMHC’s audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our Related Person Transaction Policy also provides that TMHC’s audit committee will review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the Reorganization Transactions, we intend to amend and restate our certificate of incorporation so that our authorized capital stock will consist of              million shares of Class A common stock, par value $0.00001 per share,              million shares of Class B common stock, par value $0.00001 per share, and one million shares of preferred stock, par value $0.00001 per share.

Immediately following the Reorganization Transactions, we will have approximately              holders of record of our Class B common stock. Of the authorized shares of our capital stock,              shares of our Class B common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

After consummation of this offering, we expect to have              shares of our Class A common stock outstanding,              shares of our Class B common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Voting. Holders of our Class A common stock and Class B common stock will be entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of partnership interests not held directly or indirectly by TMHC.

Upon completion of this offering and the application of the net proceeds from this offering, the TPG and Oaktree holding vehicles will control approximately      % of the combined voting power of our common stock. Accordingly, the TPG and Oaktree holding vehicles will be able to control our business policies and affairs and any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The TPG and Oaktree holding vehicles will also have the power to nominate members to our Board of Directors under our new stockholders agreement and the new stockholders agreement will provide that each of the TPG and Oaktree holding vehicles will agree to vote for the other’s nominees. The concentration of ownership and voting power of the TPG and Oaktree holding vehicles may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of the TPG and Oaktree holding vehicles, even if such events are in the best interests of minority stockholders.

For instance, the stockholders agreement will provide that Requisite Investor Approval (as defined below) must be obtained before we are permitted to take any of the following actions:

•	any change of control of TMHC;

•	acquisitions or dispositions by TMHC or any of its subsidiaries of assets (including land) valued at more than $ ;

•	incurrence by TMHC or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $ or the making of any loan in excess of $ ;

•	issuance of any equity securities of TMHC, subject to limited exceptions;

•	termination of our Chief Executive Officer, designation of a new Chief Executive Officer or amendment of the terms of our Chief Executive Officer’s employment; and

•	certain changes to the size of our Board of Directors.

For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock held by it at the closing of this offering and the approval of a director nominated by the Oaktree holding vehicle so long as it owns at least 50% of TMHC’s Class B common stock owned held by it at the closing of this offering.

Dividends. The holders of Class A common stock will be entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. The holders of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation or Dissolution. Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Transferability and Exchange. Subject to the terms of the Exchange Agreement, the TPG and Oaktree holding vehicles may exchange their New TMM Units (along with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock. Each such exchange will be on a one-for-one equivalent basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Shares of Class B common stock may not be transferred except in connection with an exchange or transfer of New TMM Units.

Upon exchange, each share of our Class B common stock will be cancelled.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to              million shares of preferred stock. Our Board of Directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have an adverse impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of the Principal Equityholders and of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer. See “Risk Factors—The Principal Equityholders have a great deal of influence over our business and their interests may differ from our interests or those of our other stockholders.”

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board of Directors (after the initial number is set by such amended and restated certificate of incorporation). Our Board of Directors will initially have 11 members.

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that, following the Triggering Event (or the point in time at which the TPG and Oaktree holding vehicles no longer beneficially own shares representing 50% or more of the combined voting power of our common stock), stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, outstanding shares, or at the request of holders of 50% or more of our outstanding shares of common stock. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that, following the Triggering Event, the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders and the provisions relating to business combinations. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that our Principal Equityholders and their respective affiliates and successors will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Register

The transfer agent and registrar for our Class A common stock will be             .

Securities Exchange

We have applied to list the shares of Class A common stock on the New York Stock Exchange under the symbol “TMHC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

All of the              shares of Class A common stock (or              shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, upon consummation of the offering and the application of the net proceeds from this offering, the TPG and Oaktree holding vehicles will beneficially own an aggregate of      % of the New TMM Units and              shares of our Class B common stock (or      % of the New TMM Units and              shares of our Class B common stock if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the Exchange Agreement, the TPG and Oaktree holding vehicles could from time to time exchange their New TMM Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. Shares of our Class A common stock issuable to the existing holders of New TMM Units upon an exchange of New TMM Units (along with the corresponding number of shares of Class B common stock) would be considered “restricted securities,” as that term is defined in Rule 144 at the time of this offering, unless the exchange is registered under the Securities Act.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately         shares of our Class A common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our Class A common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Registration Rights Agreement

In connection with this offering we intend to enter into a new registration rights agreement with the TPG and Oaktree holding vehicles to provide them with certain customary demand, piggyback and shelf registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Stock Options and Other Equity Compensation Awards

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our 2013 Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our executive officers, directors and the TPG and Oaktree holding vehicles will agree that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, including the New TMM Units and the Class B common stock, subject to certain exceptions.

Immediately following the consummation of this offering and the application of the net proceeds from this offering, stockholders subject to lock-up agreements will hold shares of our Class A common stock (on an assumed as-exchanged basis), representing approximately          % of then outstanding shares of our Class A common stock, or approximately          % if the underwriters exercise their option to purchase additional shares in full (on an assumed as-exchanged basis).

We will agree not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, including the New TMM Units and the Class B common stock, during the 180-day period following the date of this prospectus. We may, however, grant awards under the 2013 Plan and we may issue or sell Class A common stock in connection with an acquisition or business combination as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of our Class A common stock applicable to Non-U.S. Holders (as defined below). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No opinion of counsel has been obtained, and we do not intend to seek a ruling from the IRS as to any of the tax considerations described below. There can be no assurance that the IRS will not challenge one or more of the tax considerations described below.

This discussion only addresses beneficial owners of our Class A common stock, and it is assumed for purposes of this discussion that Non-U.S. Holders (as defined below) hold shares of our Class A common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, former citizens or former long-term residents of the United States, and Non-U.S. Holders who hold our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as U.S. federal estate tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holder should consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as a partner in a partnership holding shares of our Class A common stock should consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK. HOLDERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF OTHER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—Effectively Connected Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Gain on Disposition of our Class A Common Stock

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct, by such Non-U.S. Holder, of a trade or business in the United States, and if an applicable income tax treaty applies, is attributable to a U.S. permanent establishment, in which case the gain will be subject to tax in the manner described below under “—Effectively Connected Income”;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the gain (reduced by any U.S.-source capital losses) will be subject to 30% (or a lower applicable treaty rate) tax; or

•

we are, or have been, a “United States real property holding corporation” for U.S. federal income tax purposes, at any time during the shorter of the five-year period preceding such disposition and the Non-U.S. Holder’s holding period in our Class A common stock; provided, that so long as our Class A common stock is regularly traded on an established securities market, a Non-U.S. Holder generally would be subject to taxation with respect to a taxable disposition of our Class A common stock, only if at any time during that five-year or shorter period it owned more than 5% directly or by attribution, of our Class A common stock.

Under U.S. federal income tax laws, we will be a U.S. real property holding corporation if at least 50% of the fair market value of our assets consists of “United States real property interests.” We believe that we are currently a U.S. real property holding corporation based upon the composition of our assets. Accordingly, any taxable gains recognized by a Non-U.S. Holder that meets the ownership requirements described in the third bullet point above on the sale or other taxable disposition of our Class A common stock will be subject to tax as if the gain were effectively connected with the conduct of the Non-U.S. Holder’s trade or business in the United States (except the branch profits tax would not apply) so long as we remain a U.S. real property holding corporation or were a U.S. real property holding corporation at any time during the period described in such bullet. See “—Effectively Connected Income.” In addition, if our Class A common stock ceases to be regularly traded on an established securities market, the transferee of our common stock would generally be required to withhold tax, under U.S. federal income tax laws, in an amount equal to 10% of the amount realized by the Non-U.S. Holder on the sale or other taxable disposition of our Class A common stock. The rules regarding U.S. real property interests are complex, and Non-U.S. Holders are urged to consult with their own tax advisors on the application of these rules based on their particular circumstances.

Effectively Connected Income

If a dividend received on our Class A common stock, or gain from a sale or other taxable disposition of our Class A common stock, is treated as effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to such Non-U.S. Holder’s U.S. permanent establishment), such Non-U.S. Holder will generally be exempt from withholding tax on any such dividend and any gain realized on such a disposition, provided such Non-U.S. Holder complies with certain certification requirements (generally on IRS Form W-8ECI). Instead such Non-U.S. Holder will generally be subject to U.S. federal income tax on a net income basis on any such gains or dividends in the same manner as if such holder were a U.S. person (as defined in the Code) unless an applicable income tax treaty provides otherwise. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on such holder’s earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to such holder’s U.S. permanent establishment), subject to adjustments.

Information Reporting and Backup Withholding

Generally, we must report to our Non-U.S. Holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding is eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

Backup withholding, however, generally will not apply to distributions payable to a Non-U.S. Holder of shares of our Class A common stock provided the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person (as defined in the Code) that is not an exempt recipient.

Payments on the sale or other taxable disposition of our Class A common stock made to or through a foreign office of a foreign broker generally will not be subject to backup withholding or information reporting. However, if such broker is for U.S. federal income tax purposes: a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the Non-U.S. Holder is not a U.S. person (as defined in the Code) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax but merely an advance payment, which may be credited against a Non-U.S. Holder’s U.S. federal income tax liability or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied by the Non-U.S. Holder to the IRS.

FATCA

Pursuant to the Foreign Account Tax Compliance Act, or “FATCA,” foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Final Treasury regulations defer this withholding obligation until January 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2017 for gross proceeds from dispositions of U.S. common stock. FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks of issue and individuals, and Treasury is authorized to provide additional exceptions.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated as of the date of this prospectus each underwriter named below has agreed, on a several and not joint basis, to purchase, and we have agreed to sell to that underwriter, the number of shares of our Class A common stock set forth opposite the underwriter’s name:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Zelman Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to             additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of Class A common stock, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at the public offering price less a selling concession of up to $             per share. After the initial public offering, the representatives may change the public offering price and selling concession.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

We estimate that our portion of the total expenses of this offering, excluding the underwriting discounts and commissions set forth above, will be $            .

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our Class A common stock being offered by them.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The representatives in their sole discretion may release any of the securities subject to these “lock-up” agreements at any time without notice.

Our directors and officers and the TPG and Oaktree holding vehicles have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock (including New TMM Units and Class B common stock), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The representatives in their sole discretion may release any of the securities subject to these “lock-up” agreements at any time without notice.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of Class A common stock on the NewYork Stock Exchange under the symbol “TMHC.”

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, the economic conditions in and the prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, our results of operations and our current financial condition;

•	our markets;

•	the prevailing general condition of the equity securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which our Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

These stabilizing transactions, syndicate covering transactions and penalty bids, as well as other purchases by the underwriters for their own accounts, may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market in the absence of these transactions. These transactions may be effected on a national securities exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters and their respective affiliates have performed, and may in the future perform, various investment banking, financial advisory and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and may receive customary fees and reimbursement of expenses. In particular, Credit Suisse Securities (USA) LLC acted as representative of the initial purchasers of the senior notes. In addition, an affiliate of Credit Suisse Securities (USA) LLC is a lender and the administrative agent under the Revolving Credit Agreement.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2011 (Successor) and 2010 (Predecessor), and for the period from July 13, 2011 through December 31, 2011 (Successor), for the period January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor), included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein which includes an explanatory paragraph indicating that the financial information of the predecessor and successor periods is not comparable. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Taylor Morison Home Corporation as of November 30, 2011 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we file will electronically with the SEC.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page

Taylor Morrison Home Corporation

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet as of November 30, 2012	F-3

Notes to the Balance Sheet	F-4

TMM Holdings Limited Partnership

Audited Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm	F-5

Balance Sheets as of December 31, 2011 (Successor) and 2010 (Predecessor)	F-6

Statements of Operations for the period from July 13, 2011 through December  31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor)

F-7

Statements of Comprehensive Income (Loss) for the period from July 13, 2011 through December  31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor)

F-8

Statements of Equity for the period from July 13, 2011 through December  31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor)

F-9

Statements of Cash Flows for the period from July 13, 2011 through December  31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor)

F-10

Notes to Consolidated and Combined Financial Statements	F-12

Unaudited Condensed Consolidated and Combined Financial Statements

Condensed Balance Sheets as of September 30, 2012 (Successor) (unaudited) and December 31, 2011 (Successor)	F-54

Unaudited Statements of Operations for the Three and Nine Months Ended September  30, 2012 (Successor), for the Period From July 13, 2011 to September 30, 2011 (Successor) and for the Period from January 1, 2011 through July 12, 2011 (Predecessor)

F-55

Unaudited Statements of Comprehensive Income (Loss) for the Three and Nine Months Ended September  30, 2012 (Successor), for the Period From July 13, 2011 to September 30, 2011 (Successor) and for the Period from January 1, 2011 through July 12, 2011 (Predecessor)

F-56

Unaudited Statements of Equity for the Nine Months Ended September  30, 2012 (Successor), for the Period From July 13, 2011 to September 30, 2011 (Successor) and for the Period from January 1, 2011 through July 12, 2011 (Predecessor)

F-57

Unaudited Statements of Cash Flows for the Nine Months Ended September  30, 2012 (Successor), for the Period From July 13, 2011 to September 30, 2011 (Successor) and for the Period from January 1, 2011 through July 12, 2011 (Predecessor)

F-58

Notes to Unaudited Condensed Consolidated and Combined Financial Statements	F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Taylor Morrison Home Corporation

Scottsdale, Arizona

We have audited the accompanying balance sheet of Taylor Morrison Home Corporation (the “Company”) as of November 30, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of November 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

December 4, 2012

Taylor Morrison Home Corporation

Balance Sheet

(Amounts in whole dollars except share data)

November 30, 2012
Assets
Cash and cash equivalents	$1,000

Total assets	$1,000

LIABILITIES AND EQUITY
Liabilities
Accounts payable	$—

Total liabilities	—

Stockholders’ Equity
Common stock, 1,000 shares issued and outstanding	$10
Additional paid in capital	990

Total stockholders’ equity	1,000

TOTAL LIABILITIES AND EQUITY	$1,000

See accompanying notes to balance sheet

TAYLOR MORRISON HOME CORPORATION

NOTES TO THE BALANCE SHEET

NOVEMBER 30, 2012

1.    ORGANIZATION

Organization and Description of the Business—Taylor Morrison Home Corporation (the “Company”), a Delaware Corporation was incorporated on November 15th, 2012 as a holding company for the purposes of facilitating an initial public offering of common stock. The Company has not engaged in any business or other activities except in connection with its formation. It is expected that following an internal reorganization of TMM Holdings Limited Partnership (“TMM Holdings”) and the initial public offering of the Company, the Company will be or will control the sole general partner of TMM Holdings. The Company’s only business following the initial public offering of the Company will be to control the business and affairs of TMM Holdings and its subsidiaries. The Company will consolidate the financial results of TMM Holdings and its subsidiaries into the Company’s consolidated financial statements. TMM Holdings is the parent of Taylor Morrison Inc. (“Taylor Morrison”) and Monarch Corporation (“Monarch”). Taylor Morrison’s principal business is residential homebuilding and the development of lifestyle communities throughout the United States, with operations focused in Arizona, California, Colorado, Florida and Texas. Taylor Morrison’s product lines feature entry-level, move-up, and luxury homes. Monarch was founded in the province of Ontario in 1957 and is one of the oldest names in Canadian homebuilding. Its businesses concentrate on high-rise and low-rise residential construction in Ontario, Canada. Taylor Morrison and Monarch are the general contractors for all of their projects and retain subcontractors for home construction and site development. In addition to homebuilding, Taylor Morrison offers financial services to its customers in the U.S. through its mortgage brokerage subsidiary, Taylor Morrison Home Funding, LLC, and title examination services in some locations through various joint ventures.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of income and changes in stockholders equity have not been presented because there have been no operating activities or equity transactions of this entity. A separate statement of cash flows has not been presented, as the only transactions impacting such statement are fully described below.

3.    STOCKHOLDERS EQUITY

The company is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share. At November 15, 2012, 1,000 shares of Class A common stock, par value of $.01 per share, were issued for a subscription price $1,000.00.

4.    UNAUDITED SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 4, 2012, the date the financial statements were available to be issued. No subsequent events were identified that would require recognition in the financial statement or disclosure in the notes to the balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

TMM Holdings Limited Partnership:

We have audited the accompanying consolidated and combined balance sheets of TMM Holdings Limited Partnership (the “Company”) as of December 31, 2011 (Successor) and 2010 (Predecessor), and the related consolidated and combined statements of operations, comprehensive income (loss), equity, and cash flows for the period from July 13, 2011 through December 31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor). These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the consolidated and combined financial position of the Company as of December 31, 2011 (Successor) and 2010 (Predecessor), and the results of its operations and its cash flows for the period from July 13, 2011 through December 31, 2011 (Successor), for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated and combined financial statements, the Company acquired all outstanding shares of Taylor Woodrow Holdings (USA), Inc. and Monarch Corporation on July 13, 2011, at which date all assets and liabilities of the acquired companies were recorded at fair value. The financial information for the Predecessor periods, which combines the operations of the two acquired entities, is not comparable with that for the Successor period.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

December 4, 2012

TMM HOLDINGS LIMITED PARTNERSHIP

CONSOLIDATED AND COMBINED BALANCE SHEETS

(In thousands)

	December 31, 2011 (Successor)	December 31, 2010 (Predecessor)
Assets
Cash and cash equivalents	$279,322	$165,415
Restricted cash	5,000	3,447
Real estate inventory	1,003,482	1,073,953
Land deposits	13,565	6,006
Loans receivable, net	55,895	54,237
Mortgage receivables	33,961	4,854
Tax indemnification receivable	122,871	—
Prepaid expenses and other assets, net	50,253	51,774
Other receivables, net	53,109	118,720
Investment in unconsolidated entities	37,640	27,544
Income taxes receivable	—	4,734
Deferred tax assets, net	—	5,844
Property and equipment, net	6,236	7,001
Goodwill and intangible assets, net	9,733	3,792

Total assets	$1,671,067	$1,527,321

LIABILITIES AND EQUITY
Liabilities
Accounts payable	$64,843	$46,680
Accrued expenses and other liabilities	194,652	200,980
Income taxes payable	119,032	132,198
Deferred tax liabilities, net	4,032	—
Customer deposits	60,193	76,164
Mortgage borrowings	32,730	4,642
Loans payable and other borrowings	78,623	101,191
Long-term debt (Due to related party)	488,397	—
Net payable to the Predecessor Parent Company	—	499,935

Total liabilities	1,042,502	1,061,790

COMMITMENTS AND CONTINGENCIES (Note 17)
Equity
Net owners’ equity	649,209	463,211
Accumulated other comprehensive loss	(30,065)	(2,503)

Total owners’ equity	619,144	460,708
Noncontrolling interests	9,421	4,823

Total equity	628,565	465,531

TOTAL LIABILITIES AND EQUITY	$1,671,067	$1,527,321

See notes to consolidated and combined financial statements.

TMM Holdings Limited Partnership

Consolidated and Combined Statements of Operations

(Amounts in thousands, except per unit data)

	Successor	Predecessor
	July 13, 2011 Through December 31, 2011	January 1, 2011 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Home closing revenue	$731,216	$600,069	$1,273,160	$1,224,082
Land closing revenue	10,657	13,639	12,116	24,967
Mortgage operations revenue	8,579	6,027	12,591	13,415

Total revenues	750,452	619,735	1,297,867	1,262,464
Cost of home closings	591,891	474,534	1,003,172	1,003,694
Cost of land closings	8,583	7,133	6,028	17,001
Inventory Impairments		—	4,054	78,241
Mortgage operations expenses	4,495	3,818	7,246	6,269

Total cost of revenues	604,969	485,485	1,020,500	1,105,205
Operating gross margin	145,483	134,250	277,367	157,259
Sales, commissions and other marketing costs	36,316	40,126	85,141	100,534
General and administrative expenses	32,883	35,743	66,232	71,300
Equity in net income of unconsolidated entities	(5,247)	(2,803)	(5,319)	(347)
Interest (income) expense — net	(3,867)	941	40,238	20,732
Transaction expense	39,442	—	—	—
Indemnification expense	12,850	—	—	—
Other (income) expense, net	2,308	(10,658)	2,351	1,260

Income (loss) before income taxes	30,798	70,901	88,724	(36,220)
Income tax provision (benefit)	4,031	20,881	(1,878)	(35,396)

Net income (loss)	26,767	50,020	90,602	(824)
Loss (income) attributable to noncontrolling interests	(1,178)	(4,122)	(3,235)	(5,138)

Net income (loss) attributable to Owners	$25,589	$45,898	$87,367	$(5,962)

Income per Class A unit:
Basic	$0.04
Diluted	$0.04
Weighted Average Number of Class A units:
Basic	620,646
Diluted	620,646

See notes to consolidated and combined financial statements

TMM Holdings Limited Partnership

Consolidated and Combined Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	Successor	Predecessor
	July 13, 2011 Through December 31, 2011	January 1, 2011 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Net income (loss)	$26,767	$50,020	$90,602	$(824)
Other comprehensive income, net of zero tax:
Foreign currency translation adjustment	(22,320)	8,866	18,708	53,876
Post-retirement benefits adjustments	(7,745)	214	(1,032)	5,529

Comprehensive income (loss)	(3,298)	59,100	108,278	58,581
Income attributable to noncontrolling interests	(1,178)	(4,122)	(3,235)	(5,138)

Comprehensive income (loss) attributable to owners	$(4,476)	$54,978	$105,043	$53,443

See notes to consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

(Amounts in thousands)

	Net Owners Equity	Accumulated other Comprehensive (Loss) Income	Total Owners Equity	Non-Controlling Interest	Total Equity
BALANCE — January 1, 2009 (Predecessor)	$117,910	$(79,584)	$38,326	$18,928	$57,254
Net (loss) income	(5,962)	—	(5,962)	5,138	(824)
Other comprehensive income	—	59,405	59,405	—	59,405
Receivable from Predecessor Parent Company — net	(3,843)	—	(3,843)	—	(3,843)
Distributions to Predecessor Parent Company	(7,601)	—	(7,601)	—	(7,601)
Distributions to noncontrolling interests	—	—	—	(618)	(618)

BALANCE — December 31, 2009 (Predecessor)	100,504	(20,179)	80,325	23,448	103,773
Net income	87,367	—	87,367	3,235	90,602
Other comprehensive income (loss)	—	17,676	17,676	—	17,676
Contributions from Predecessor Parent Company	406,440	—	406,440	—	406,440
Receivable from Predecessor Parent Company — net	(127,761)	—	(127,761)	—	(127,761)
Distributions to Predecessor Parent Company	(3,339)	—	(3,339)	—	(3,339)
Distributions to noncontrolling interests	—	—	—	(21,860)	(21,860)

BALANCE — December 31, 2010 (Predecessor)	463,211	(2,503)	460,708	4,823	465,531
Net income	45,898	—	45,898	4,122	50,020
Other comprehensive income	—	9,080	9,080	—	9,080
Receivable from Predecessor Parent Company — net	11,359	—	11,359	—	11,359
Distributions to noncontrolling interests	—	—	—	(5,326)	(5,326)

BALANCE — July 12, 2011 (Predecessor)	520,468	6,577	527,045	3,619	530,664
Initial capital contribution and purchase price allocation adjustments	99,852	(6,577)	93,275	9,574	102,849
Net income	25,589		25,589	1,178	26,767
Other comprehensive income (loss)	—	(30,065)	(30,065)	—	(30,065)
Issuance of partnership units	3,300	—	3,300	—	3,300
Distributions to noncontrolling interests	—	—	—	(4,950)	(4,950)

BALANCE — December 31, 2011 (Successor)	$649,209	$(30,065)	$619,144	$9,421	$628,565

See notes to consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor	Predecessor
	For the Period from July 13, 2011 through December 31, 2011	For the Period from January 1, 2011 through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$26,767	$50,020	$90,602	$(824)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net income of unconsolidated entities	(5,247)	(2,803)	(5,319)	(347)
Inventory impairment charges and deposit write-offs			4,054	78,241
Loss on disposal of property and equipment				625
Distributions of earnings from unconsolidated entities	5,684	9,603	4,558	2,405
Depreciation and amortization	2,564	1,655	3,242	2,917
Deferred income taxes	(11,676)	423	61	2,049
Changes in operating assets and liabilities:
Real estate inventory and land deposits	52,587	23,832	(71,853)	45,560
Receivables, prepaid expenses, and other assets	25,757	(8,426)	(80,291)	(4,690)
Income taxes receivable			70,448	(1,087)
Customer deposits	(8,534)	(6,506)	(3,246)	(1,088)
Accounts payable, accrued expenses, and other liabilities	12,484	(9,407)	2,585	(60,638)
Income taxes payable	6,645	(6,992)	(23,213)	63,089

Net cash provided by (used in) operating activities	107,031	51,399	(8,372)	126,212

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,428)	(1,329)	(2,937)	(1,677)
Business acquisitions				(3,877)
Decrease (increase) in restricted cash	1,686	(3,260)	51,616	(49,889)
Investments of capital into unconsolidated entities	(1,000)		(15)	(395)
Distributions of capital from unconsolidated entities			2,301	1,044

Net cash (used in) provided by investing activities	(742)	(4,589)	50,965	(54,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on net payable to Predecessor Parent Company		(3,000)	(270,873)	(420,777)
Borrowings on net payable to Predecessor Parent Company		80,554	291,642	323,170
Distributions to noncontrolling interests	(4,950)	(5,326)	(21,860)	(618)
Distributions to Predecessor Parent Company			(3,339)	(7,601)
Increase in receivable from Predecessor Parent Company			(148,813)	(8,737)
Decrease in receivable from Predecessor Parent Company		8,560	21,053	4,894
Capital contributions	58,800
Net borrowing on line of credit related to mortgage borrowings	596	27,492	4,642
Proceeds from loans payable and other borrowings			60,202
Repayments of loans payable and other borrowings	(161,497)	(27,778)	(5,091)	(30,783)
Deferred financing costs	(2,751)

Net cash (used in) provided by financing activities	(109,802)	80,502	(72,437)	(140,452)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(12,591)	2,699	6,227	20,595

(Continued)

See notes to consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor	Predecessor
	For the Period from July 13, 2011 through December 31, 2011	For the Period from January 1, 2011 through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(16,104)	$130,011	$(23,617)	$(48,439)
CASH AND CASH EQUIVALENTS — Beginning of period	295,426	165,415	189,032	237,471

CASH AND CASH EQUIVALENTS — End of period	$279,322	$295,426	$165,415	$189,032

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid — net of amounts capitalized	$—	$—	$45,759	$18,087

Income taxes (paid) refunded — net	$(17,986)	$(24,024)	$46,572	$108,292

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of loans payable to Predecessor Parent Company to contributions from Predecessor Parent Company	$—	$499,935	$406,440	$—

Increase in notes payable issued to sellers in connection with land purchase contracts	$35,972	$5,707	$—	$8,729

Decrease in tax indemnification receivable from seller	$12,850	$—	$—	$—

See notes to consolidated and combined financial statements.	(Concluded)

TMM HOLDINGS LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 (SUCCESSOR) AND 2010 (PREDECESSOR), FOR THE PERIOD FROM JULY 13, 2011 THROUGH DECEMBER 31, 2011 (SUCCESSOR), FOR THE PERIOD FROM JANUARY 1, 2011 THROUGH JULY 12, 2011 (PREDECESSOR), AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 (PREDECESSOR)

1. BUSINESS

Organization and Description of the Business — TMM Holdings Limited Partnership (“TMM Holdings” or the “Company”) is a British Columbia limited partnership formed in 2011 by a consortium comprised of affiliates of TPG Global, LLC (the “TPG Entities”), investment funds managed by Oaktree Capital Management, L.P. or their respective subsidiaries, and affiliates of JH Investments (the “Sponsors”). On July 13, 2011, TMM Holdings, through various wholly owned acquisition subsidiaries, acquired all of the outstanding shares of Taylor Woodrow Holdings (USA), Inc. (“Taylor Morrison”) and Monarch Corporation (“Monarch”) from Taylor Wimpey plc (“Predecessor Parent Company”), through a combination of equity and debt (the “Acquisition”). In conjunction with the Acquisition, a series of holding companies and partnerships were established to hold TMM Holdings’ investments in the acquired businesses. Taylor Morrison’s principal business is residential homebuilding and the development of life style communities throughout the United States, with operations focused in Arizona, California, Colorado, Florida, and Texas. Taylor Morrison’s product lines feature entry-level, move-up, and luxury homes. Monarch was founded in the province of Ontario in 1957 and is one of the oldest names in Canadian homebuilding. Its businesses focus on high-rise and low-rise residential construction in Ontario, Canada. Taylor Morrison and Monarch are the general contractors for all of their projects and retain subcontractors for home construction and site development. In addition to homebuilding, Taylor Morrison offers financial services to its customers in the U.S. through its mortgage brokerage subsidiary and title examination services in some locations through various joint ventures.

Taylor Morrison and Monarch represented the North American subsidiaries of the Predecessor Parent Company, a United Kingdom publicly held homebuilder incorporated under the Company Act of 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation — The accompanying consolidated financial statements include the accounts of TMM Holdings, Taylor Morrison, Monarch, their consolidated subsidiaries, partnerships, and other entities in which the companies have a controlling financial interest (collectively, “we,” “us,” “our,” “TMM Holdings,” and the “Company”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and all intercompany balances and transactions have been eliminated in consolidation. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, the acquisition was accounted for on July 13, 2011, under the acquisition method of accounting and all acquired assets and assumed liabilities were recorded at fair value. In connection with the Acquisition, the Company is sometimes referred to as the “Successor” for the period on or after July 13, 2011, and the “Predecessor” for periods prior to July 13, 2011. The Predecessor’s financial statements include the accounts of Taylor Morrison and Monarch, their consolidated subsidiaries and other entities in which the companies have controlling financial interests, and have been combined given the common ownership and control by the Predecessor Parent Company.

On July 13, 2011, TMM Holdings and its subsidiaries acquired 100% of the issued share capital of Taylor Morrison and Monarch for aggregate cash consideration of approximately $1.2 billion. The Acquisition has been accounted for under ASC Topic 805, “Business Combinations.” As a result of the change in ownership, the Company’s historical financial data for periods prior to the July 13, 2011 Acquisition (the predecessor periods) are derived from the historical financial statements of the predecessor, the North American business of Taylor Wimpey plc., which financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition. The Company’s financial statements for periods from and after the July 13, 2011

Acquisition (the successor period) are derived from the financial statements of TMM Holdings, which reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. Therefore, the financial information for the predecessor periods is not comparable with that for the successor period.

Unless otherwise stated, amounts are shown in U.S. dollars. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date, and revenues and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to net owners’ equity in the accompanying consolidated balance sheets and statements of equity.

Purchase Price Allocation and Related Acquisition Accounting — TMM Holdings acquired the Taylor Morrison and Monarch businesses for total consideration of approximately $1.2 billion. In accordance with ASC 805, the effects of the acquisition are reflected on the date of the transaction in the financial statements of the acquired businesses by recording the assets and liabilities at their fair values in order to reflect the purchase price paid in the acquisition.

Cash and cash equivalents, other assets, accounts payable, and accrued and other liabilities were generally stated at historical carrying values given the short-term nature of these assets and liabilities. Income tax receivables and liabilities were recorded at historical carrying values in accordance with ASC 805. The Predecessor Parent Company is indemnifying the Company for specific uncertain tax positions for which tax liabilities are included in income taxes payable in the accompanying consolidated balance sheets. A receivable due from the Predecessor Parent Company for the indemnification is valued at the same amount as the estimated income tax liability.

The Company determined the fair value of inventory on a community-by-community basis primarily using the sales comparison and income approaches. The income approach derives a value indication for income-producing property by converting anticipated benefits, i.e. cash flow, into property value. This approach was used exclusively for finished lots. The sales comparison approach uses recent land sales to provide a lot value for finished lots or an average value for raw land. In markets where there were no recent land sales, the third party appraiser conducts interviews with local market participants, including brokers and appraisers, to gain an understanding of local land and lot values. In instances where both the income and sales approaches were used, equal weightings where typically given to each approach. These estimated cash flows are significantly affected by estimates related to expected average selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities.

The fair value of acquired intangible assets was determined based on valuations performed by independent valuation specialists. The intangibles were valued at $10.2 million and relate to trade names of Taylor Morrison and Monarch and are being amortized over 10 years. For the period from July 13, 2011 through December 31, 2011, amortization of $0.5 million was recorded and is included in general and administrative expense in the accompanying consolidated statements of operations.

The Company has completed its business combination accounting as of December 31, 2011. A summary of the fair value of assets acquired and liabilities assumed as of July 13, 2011, is as follows (in thousands):

Financial Statement Caption	Total
Cash and cash equivalents	$295,426
Restricted cash	6,705
Inventory	1,036,068
Land deposits	9,667
Loan receivables	76,386
Mortgage receivables	32,531
Other receivables	64,481
Tax indemnity receivable	129,686
Prepaid expenses and other assets — net	48,781
Investments in unconsolidated entities	38,488
Property and equipment — net	6,591
Intangible assets	10,200
Net deferred tax liabilities	(16,240)
Accounts payable	(44,763)
Accrued expenses and other liabilities	(199,235)
Income taxes payable	(120,878)
Customer deposits	(71,155)
Mortgage borrowings	(32,134)
Loans payable and other borrowings	(80,092)
Noncontrolling interests	(13,193)

Net assets acquired at fair value	1,177,320
Less amounts financed through debt	(612,500)

Equity infusion paid to seller	564,820
Cash contributed by the Sponsors	55,500

Net Sponsors equity	620,320
Less carrying basis of Predecessors’ equity	(527,045)

Initial capital contribution and purchase price allocation adjustments	$93,275

Transaction and Integration Costs — Transaction and integration costs directly related to the acquisition, excluding the impact of restructuring costs and acquisition accounting adjustments, totaled $39.4 million, which were incurred by TMM Holdings and the Sponsors and are recorded in the consolidated statements of operations as transaction expenses.

Unaudited supplemental pro-forma information — The unaudited supplemental pro forma information presented below includes the effects of the acquisition of the Taylor Morrison and Monarch businesses as if it had been completed as of January 1, 2010. The pro forma results include (i) the impact of certain estimated fair value adjustments and (ii) interest expense associated with debt used to fund the acquisition. The pro forma results for the year ended December 31, 2010 and the period from January 1, 2011 through July 12, 2011 include adjustments for the financial impact of certain acquisition related items incurred during the period from July 13, 2011 through December 31, 2011. Accordingly, the following unaudited pro forma financial information should not be considered indicative of either future results or results that might have occurred had the acquisition been consummated as of January 1, 2010 (in thousands):

	For the Year Ended December 31, 2010	For the Period from January 1 through July 12, 2011
Total revenues	$1,297,867	$619,735
Net income	148,284	57,603

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the purchase price allocation, valuation of certain real estate, deferred tax assets valuation allowance and reserves for warranty and self-insured risks. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, and short-term, highly liquid investments. We consider all highly liquid investments with original maturities of 90 days or less, such as certificates of deposit, money market funds, and commercial paper to be cash equivalents. Non-interest-bearing cash accounts are temporarily guaranteed for an unlimited amount, through December 31, 2012, and all other cash accounts are insured for up to $250,000. The Company’s cash is, in some cases, in excess of the federally insured limits by the Federal Deposit Insurance Corporation (FDIC) of up to $250,000. No losses have been experienced to date.

Restricted Cash — Restricted cash consists of $3 million pledged to collateralize mortgage credit lines through certificates of deposit known as Certificate of Deposit Account Registry Service (CDARS) (see Note 16) and $2 million pledged for bonding capacity lines through certificates of deposit.

Concentration of Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents include amounts on deposit with financial institutions in excess of the FDIC federally insured limits. As of December 31, 2011, the Company has a $122.9 million receivable from the Predecessor Parent Company, which represents the indemnification of certain covered tax matters as agreed to in connection with the Acquisition. The Company has $15.0 million in standby letters of credit from the Predecessor Parent Company for a portion of this receivable. In addition, the Company is exposed to credit risk to the extent that mortgage and loan borrowers may fail to meet their contractual obligations. This risk is mitigated by collateralizing the mortgaged property or land that was sold to the buyer.

Loans Receivable — Loans receivable consist of amounts due from land buyers and certain of our joint ventures, are generally secured by underlying land, bear interest at average interest rates of 5% and 0% as of December 31, 2011 and 2010, respectively, and mature at various dates through 2013. The Company imputes interest based on relevant market data for loans with no stated interest rate.

Mortgage Receivables — Mortgage receivables consist of mortgages due from buyers of Taylor Morrison homes that are financed through Taylor Morrison’s mortgage brokerage subsidiary. Mortgages receivable are held for sale and are carried at fair value, which is calculated using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations.

Tax Indemnification Receivable — The Predecessor Parent Company has indemnified TMM Holdings for specific uncertain tax positions existing as of the date of the transaction. An indemnification receivable was recorded at $129.7 million at Acquisition. The indemnification receivable also includes a periodic increase for accrued interest, penalties, and additional identified tax issues covered by the indemnity, offset by periodic decreases as uncertain tax matters and related tax obligations are resolved. The receivable due from the Predecessor Parent Company for the indemnification is valued at the same amount as the estimated income tax liability.

Other Receivables — Our other accounts receivable primarily consist of amounts due from buyers of condominiums, as well as other amounts expected to be recovered from various community development districts and utility deposits. Allowances of $4 million and $3.5 million as of December 31, 2011 and 2010, respectively, are maintained for potential credit losses based on historical experience, present economic conditions, and other factors considered relevant by management.

Real Estate Inventory — Inventory consists of land, land under development, homes under construction, completed homes, and model homes. Inventory is carried at cost, net of impairment charges. In addition to direct carrying costs, we also capitalize interest, real estate taxes, and related development costs that benefit the entire community, such as field construction supervision and related direct overhead. Home construction costs are accumulated and charged to cost of sales at home closing using the specific identification method. Land acquisition, development, interest, taxes, overhead, and condominium construction costs are allocated to homes and units using methods that approximate the relative sales value method. These costs are capitalized to inventory from the point development begins to the point construction is completed. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community’s inventory until activity begins again. Changes in estimated costs to be incurred in a community are generally allocated to the remaining homes on a prospective basis.

In accordance with the provisions of ASC 360, Property, Plant, and Equipment, we review our real estate inventory for indicators of impairment by evaluating each community during each reporting period. In conducting our review for indicators of impairment on a community level, we evaluate, among other things, the margins on homes that have been delivered, margins on homes under sales contracts in backlog, projected margins with regard to future home sales over the life of the community, projected margins with regard to future land sales and the estimated fair value of the land itself. The Company pays particular attention to communities in which inventory is moving at a slower than anticipated absorption pace and communities whose average sales price and/or margins are trending downward and are anticipated to continue to trend downward. From this review, the Company identifies communities with indicators of impairment, and then performs additional analysis to determine if the carrying value exceeds the communities undiscounted cash flows. ASC 360 requires that companies evaluate long-lived assets that are expected to be held and used in operations, including inventories, for recoverability based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows. If the carrying value of the assets exceeds their estimated undiscounted cash flows, then the assets are deemed to be impaired and are recorded at fair value as of the assessment date. The Company estimates the fair value of its communities using a discounted cash flow model. The projected cash flows for each community are significantly impacted by estimates related to market supply and demand, product type by community, homesite sizes, sales pace, sales prices, sales incentives, construction costs, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials and other factors for that particular community. Every division evaluates the historical performance of each of its communities as well as current trends in the market and economy impacting the community and its surrounding areas. These trends are analyzed for each of the estimates listed above.

The Company’s projected cash flows are impacted by many assumptions. Some of the most critical assumptions in the Company’s cash flow model are projected absorption pace for home sales, sales prices and costs to build and deliver homes on a community by community basis.

In order to arrive at the assumed absorption pace for home sales included in the Company’s cash flow model, the Company analyzes its historical absorption pace in the community as well as other comparable communities in the geographical area. In addition, the Company considers internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics, unemployment rates and availability of competing product in the geographic area where the community is located. When analyzing the Company’s historical absorption pace for home sales and corresponding internal and external market studies, the Company places greater emphasis on more current metrics and trends such as the absorption pace realized in its most recent quarters as well as forecasted population demographics, unemployment rates and availability of competing product.

In order to determine the assumed sales prices included in its cash flow models, the Company analyzes the historical sales prices realized on homes it delivered in the community and other comparable communities in the geographical area as well as the sales prices included in its current backlog for such communities. In addition, the Company considers internal and external market studies and trends, which generally include, but are not limited to, statistics on sales prices in neighboring communities and sales prices on similar products in non-neighboring communities in the geographic area where the community is located. When analyzing its historical sales prices and corresponding market studies, the Company also places greater emphasis on more current metrics and trends such as future forecasted sales prices in neighboring communities as well as future forecasted sales prices for similar products in non-neighboring communities.

In order to arrive at the Company’s assumed costs to build and deliver homes, the Company generally assumes a cost structure reflecting contracts currently in place with its vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure. Costs assumed in the cash flow model for the Company’s communities are generally based on the rates the Company is currently obligated to pay under existing contracts with its vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.

Since the estimates and assumptions included in the Company’s cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions or strategies that may lead the Company to incur additional impairment charges in the future. Using all available information, the Company calculates its best estimate of projected cash flows for each community. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change from market to market and community to community as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the community’s projected life and development stage. For the period from July 13, 2011 through December 31, 2011, and the period from January 1, 2011 through July 12, 2011, no impairment charges were identified and recorded. We recorded inventory impairment charges, inclusive of land deposits write-offs, of $4.1 million, $78.2 million for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, discount rates used in the discounted cash flows averaged 16.2% and 14.8%, respectively, with ranges from 14.0% to 19.5% in 2010, and 13.0% to 20.5% in 2009. Management believes these rates are commensurate with the risk associated with the related communities.

In certain cases, we may elect to stop development and/or marketing of an existing community if we believe the economic performance of the community would be maximized by deferring development for a period of time to allow market conditions to improve. The decision may be based on financial and/or operational metrics. If we decide to stop developing a project, we will impair such project if necessary to its fair value as discussed above and then cease future development and/or marketing activity until such a time when management believes that market conditions have improved and economic performance can be maximized. Quarterly, we review all communities, for potential impairments.

When we elect to stop development of a community, it is management’s belief that the community is affected by local market conditions that are expected to improve within the next 3 to 5 years. Therefore, a temporary postponement of construction and development is expected to yield better returns. For these communities, as well as our real estate held for development or sale, our assessment of the carrying value of these assets typically includes subjective estimates of future performance, including the timing of when development will recommence, the type of product to be offered, and the margin to be realized. In the future some of these inactive communities may be re-opened while others may be sold. As of December 31, 2011, we had 34 inactive communities with a carrying value of $55.1 million of which $25.0 and $30.1 million is in our West and East Region, respectively. During the twelve months ended December 31, 2011, we placed 14 communities into inactive status and moved 10 into active status.

The life cycle of a community generally ranges from three to five years, commencing with the acquisition of unentitled or entitled land, continuing through the land development phase, and concluding with the sale, construction, and delivery of homes. Actual community lives will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or finished lots. As of December 31, 2011 and 2010, we were actively selling in 135 and 150 communities, respectively.

Inventory as of December 31, 2011 and 2010, consists of the following (in thousands):

	Successor 2011	Predecessor 2010
Operating communities	$830,573	$938,860
Real estate held for development or sale	172,909	129,997
Consolidated real estate not owned	—	5,096

Total	$1,003,482	$1,073,953

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction, and capitalized interest. Impairment charges of $4.1 million for the year ended December 31, 2010, represented $2.1 million, $0.5 million, and $1.5 million of write downs for operating communities, land owned and controlled, and terminated land options, respectively. Impairment charges of $78.2 million for the year ended December 31, 2009, represented $71.6 million, $3.8 million, and $2.8 million or write downs for operating communities, land owned and controlled, and terminated land options, respectively.

Capitalized Interest — We capitalize certain interest costs to inventory during the development and construction periods. Capitalized interest is charged to cost of sales when the related inventory is delivered or when the related inventory is charged to cost of sales under the percentage-of-completion method of accounting. Interest capitalized, incurred, and expensed as of December 31, 2011 and 2010, and during the related periods is as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Interest capitalized — beginning of period	$0	$68,202	$68,185	$64,903
Interest capitalized	37,605	23,091	37,282	53,230
Interest amortized to cost of sales and impairments	(10,114)	(19,422)	(37,370)	(50,354)
Foreign currency adjustment	—	51	105	406

Interest capitalized — end of period	$27,491	$71,922	$68,202	$68,185

Interest incurred was $37.6 million during the period from July 13, 2011 through December 31, 2011, $23.1 million during the period from January 1, 2011 through July 12, 2011, $85.7 million and $87.7 million for the years ended December 31, 2010 and 2009, respectively.

Land Deposits — Deposits we pay related to land options and land purchase contracts are capitalized when paid and classified as land deposits until the associated property is purchased. Deposits are recorded as a component of inventory at the time the deposit is applied to the acquisition price of the land based on the terms of the underlying agreements. To the extent the deposits are nonrefundable, deposits are charged to expense if the land acquisition process is terminated or no longer determined probable. We review the likelihood of the acquisition of contracted lots in conjunction with our periodic real estate impairment analysis.

We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development, and sale of real estate in the routine conduct of our business. We have a number of land purchase option contracts, generally through cash deposits or letters of credit, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and the creditors generally have no recourse against us, except in Canada where sellers have full recourse under statutory regulations. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits and/or letters of credit. As of December 31, 2011 and 2010, we had the right to purchase approximately 4,523 and 3,472 lots under land option and land purchase contracts, respectively, which represents purchase commitments of $239.5 million and $124.8 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011, we had $13.6 million in land deposits and $43.6 million in letters of credit related to land options and land purchase contracts. As of December 31, 2010, we had $6 million in land deposits and $11.1 million in letters of credit related to land options and land purchase contracts.

For the years ended December 31, 2010 and 2009, we incurred pretax charges of $1.5 million and $2.8 million, respectively, related to the impairment of option deposits and capitalized preacquisition costs for abandoned projects, which is included in inventory impairments in the accompanying consolidated statements of operations. We continue to evaluate the terms of open land option and purchase contracts in light of housing market conditions and may impair additional option deposits and capitalized preacquisition costs in the future, particularly in those instances where land sellers or third-party financial entities are unwilling to renegotiate significant contract terms.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs) — In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. In June 2009, the FASB revised its guidance regarding the determination of a primary beneficiary of a VIE.

In accordance with ASC 810, Consolidation, we have concluded that when we enter into an option or purchase agreement to acquire land or lots and pay a nonrefundable deposit, a VIE may be created because we are deemed to have provided subordinated financial support that will absorb some or all of an entity’s expected losses if they occur. For each VIE, we assess whether we are the primary beneficiary by first determining if we have the ability to control the activities of the VIE that most significantly affect its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with the Company; and the ability to change or amend the existing option contract with the VIE. If we are not able to control such activities, we are not considered the primary beneficiary of the VIE. If we do have the ability to control such activities, we will continue our analysis by determining if we are expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if we will potentially benefit from a significant amount of the VIE’s expected gains. If we are the primary beneficiary of the VIE, we will consolidate the VIE in our consolidated financial statements and reflect such assets and liabilities as consolidated real estate not owned within our inventory balance in the accompanying consolidated balance sheets. We currently have no VIE’s that we consolidate. Our exposure to loss related to our option contracts with third parties and unconsolidated entities consisted of our nonrefundable option deposits totaling $13.6 million and $6 million, as of December 31, 2011 and 2010, respectively. Additionally, we posted $43.6 million and $11.1 million of letters of credit in lieu of cash deposits under certain option contracts as of December 31, 2011 and 2010, respectively. Creditors of these VIEs, if any, have no recourse against us.

We are also involved in several joint ventures with independent third parties for our homebuilding activities. We use the equity method of accounting for investments that qualify as VIEs where we are not the primary beneficiary and entities that we do not control or where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. For those unconsolidated entities in which we function as the managing member, we have evaluated the rights held by our joint venture partners and determined that they have substantive participating rights that preclude the presumption of control. For joint ventures accounted for using the equity method, our share of net earnings or losses is included in equity in net income of unconsolidated entities when earned and distributions are credited against our investment in the joint venture when received. See Note 3 for financial statement information related to unconsolidated entities.

We evaluate our investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in value of the Company’s investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value.

The evaluation of the Company’s investment in unconsolidated entities includes certain critical assumptions made by management: (1) projected future distributions from the unconsolidated entities, (2) discount rates applied to the future distributions and (3) various other factors. The Company’s assumptions on the projected future distributions from the unconsolidated entities are dependent on market conditions. Specifically, distributions are dependent on cash to be generated from the sale of inventory by the unconsolidated entities. Such inventory is also reviewed for potential impairment by the unconsolidated entities. The unconsolidated entities generally use a discount rate of approximately 12-18% in their reviews for impairment, subject to the perceived risks associated with the community’s cash flow streams relative to its inventory. If a valuation adjustment is recorded by an unconsolidated entity related to its assets, the Company’s proportionate share is reflected in the equity in loss from unconsolidated entities with a corresponding decrease to its investment in unconsolidated entities.

Additionally, the Company considers various qualitative factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include age of the venture, stage in its life cycle, intent and ability for the Company to recover its investment in the entity, financial condition and long-term prospects of the entity, short-term liquidity needs of the unconsolidated entity, trends in the general economic environment of the land, entitlement status of the land held by the unconsolidated entity, overall projected returns on investment, defaults under contracts with third parties (including bank debt), recoverability of the investment through future cash flows and relationships with the other partners. If the Company believes that the decline in the fair value of the investment is temporary, then no impairment is recorded.

Merger and Restructuring Costs — As a result of the July 2007 combination of Taylor Woodrow Holdings (USA), Inc., and Morrison Homes, Inc., the Company incurred total merger and restructuring charges of $34.9 million. Although a significant portion of the merger and restructuring charges were recorded in 2007, the Company incurred restructuring related costs of $1.7 million for the year ended December 31, 2009, which was included in other expense in the accompanying consolidated statements of operations. The liability for restructuring costs of $3 million and $3.8 million which is included in accrued expenses and other liabilities at December 31, 2011 and 2010, respectively, relate to lease termination costs that will be paid through March of 2016.

Noncontrolling Interests — We consolidate joint ventures when we are the primary beneficiary. Therefore, those entities’ financial statements are consolidated in the Company’s consolidated financial statements and the other partners’ equity is recorded as noncontrolling interests.

Goodwill — The excess of the purchase price of a business acquisition over the net fair value of assets acquired and liabilities assumed is capitalized as goodwill in accordance with ASC 350, Intangibles — Goodwill and Other. ASC 350 requires that goodwill and intangible assets that do not have finite lives not be amortized, but instead be assessed for impairment at least annually or more frequently if certain impairment indicators are present. No goodwill impairment charges were recorded in 2010 and 2009 and for the period from January 1, 2011 through July 12, 2011. There was no goodwill recorded in connection with the Acquisition on July 13, 2011 (see Note 4).

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation. Gross property and equipment at December 31, 2011 and 2010, consist of $7.9 million and $18.2 million, respectively. Accumulated depreciation related to these assets was $1.7 million and $11.2 million at December 31, 2011 and 2010, respectively. Depreciation expense was $1.7 million for the period from July 13, 2011 through December 31, 2011, $1.6 million for the period from January 1, 2011 through July 12, 2011, $3.3 million and $2.5 million for the years ended December 31, 2010 and 2009, respectively and is recorded in general and administrative expenses in the accompanying Consolidated and Combined Statements of Operations. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years. Maintenance and repair costs are expensed as incurred.

Income Taxes — We account for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recorded based on future tax consequences of both temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

In accordance with the provisions of ASC 740, we periodically assess our deferred tax assets, including the benefit from net operating losses (NOLs), to determine if a valuation allowance is required. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences. Given the downturn in the homebuilding industry over the past several years, the degree of the economic recession, the instability and deterioration of the financial markets, and the resulting uncertainty in projections of our future taxable income, we recorded a full valuation allowance against our deferred tax assets during 2007. Taylor Morrison continues to maintain a valuation allowance against net deferred tax assets at December 31, 2011, 2010 and 2009, as we have determined that the weight of the negative evidence exceeds that of the positive evidence and it continues to be more likely than not that we will not be able to utilize all of our deferred tax assets.

Insurance Costs and Self-Insurance Reserves — We have certain deductible limits under our workers’ compensation, automobile, and general liability insurance policies, and we record expense and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $50 million per occurrence in the annual aggregate and apply in excess of automobile liability, employers liability under workers compensation and general liability primary policies. We also generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work, subject to certain limitations. We are the parent of Beneva Indemnity Company (“Beneva”), which provides insurance coverage for construction defects discovered during a period of time up to 10 years following the sale of a home, coverage for premise operations risk, and property coverage. We accrue for the expected costs associated with the deductibles and self-insured amounts under our various insurance policies based on historical claims, estimates for claims incurred but not reported, and potential for recovery of costs from insurance and other sources. The estimates are subject to significant variability due to factors, such as claim settlement patterns, litigation trends, and the extended period of time in which a construction defect claim might be made after the closing of a home.

Warranty Reserves:

U.S. Operations — We offer warranties on our homes that generally provide for one-year warranties to cover various defects in workmanship or materials and 10 years to cover structural construction defects. Warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Our warranty reserves are based on factors that include an actuarial study (for structural warranty), historical and anticipated warranty claims, trends related to similar product types, number of home closings, and geographical areas. The structural warranty is carried by Beneva, a wholly owned subsidiary of Taylor Morrison. We also provide third-party warranty coverage on homes where required by Federal Housing Administration or Veterans Administration lenders.

Canadian Operations — We offer a limited warranty that generally provides for seven years of structural coverage; two years of coverage for water penetration, electrical, plumbing, heating, and exterior cladding defects; and one year of coverage for workmanship and materials. We are responsible for performing all of the work during the warranty period. As a result, warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and labor during warranty periods. The warranty reserves are determined using historical experience and trends related to similar product types, and number of home closings.

We regularly review the reasonableness and adequacy of our recorded warranty reserves and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available. Warranty reserves are included in accrued expenses and other liabilities in the accompanying consolidated and combined balance sheets. A summary of changes in our self-insurance and warranty reserves at and during the years ended December 31, 2011 and 2010, are as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Reserve — beginning of period	$45,929	$50,069	$52,222	$52,578
Purchase price allocation adjustments	(2,731)	—	—	—
Additions to reserves	2,950	9,634	10,753	19,161
Costs and claims incurred	(15,428)	(16,267)	(22,051)	(20,238)
Change in estimates to preexisting reserves	13,036	2,346	8,866	(80)
Foreign currency adjustment	(598)	147	279	801

Reserve — end of period	$43,158	$45,929	$50,069	$52,222

Revenue Recognition:

Home Sales — Revenues from home sales are recorded using the completed contract method of accounting at the time each home is delivered, title and possession are transferred to the buyer, there is no significant continuing involvement with the home, and the buyer has demonstrated sufficient initial and continuing investment in the property.

Condominium Sales — Revenues from the sale of condominium units is recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to a rental property, the sales proceeds are collectible, and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. For our Canadian high rise condominiums, these conditions are met when a certificate of occupancy has been received, all significant conditions of registration have been performed and the purchaser has the right to occupy the unit.

Land Sales — Revenues from land sales are recognized when title is transferred to the buyer, there is no significant continuing involvement, and the buyer has demonstrated sufficient initial and continuing investment in the property sold. If the buyer has not made an adequate initial or continuing investment in the property, the profit on such sales is deferred until these conditions are met.

Financial Services Revenues — Revenues from loan origination are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. All of the loans Taylor Morrison Home Funding, LLC (TMHF) originates are sold within a short period of time, generally 10 days, on a nonrecourse basis as further described in Note 16. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreement. Gains or losses from the sale of mortgages are recognized based on the difference between the selling price and carrying value of the related loans upon sale.

Deposits — Forfeited buyer deposits related to home, condominium, and land sales are recognized in other income in the accompanying consolidated statements of operations in the period in which we determine that the buyer will not complete the purchase of the property and the deposit is determined to be nonrefundable to the buyer.

Sales Discounts and Incentives — We grant our home buyers sales discounts and incentives from time to time, including cash discounts, discounts on options included in the home, option upgrades, and seller-paid financing or closing costs. Discounts are accounted for as a reduction in the sales price of the home.

Advertising Costs — We expense advertising costs as incurred. Advertising costs were $6.1 million for the period from July 13, 2011 through December 31, 2011, $7 million for the period from January 1, 2011 through July 12, 2011, and $14.9 million and $18.1 million for the years ended December 31, 2010 and 2009, respectively.

Earnings per Unit — Basic earnings per unit is computed by dividing net earnings attributable to Owners by the weighted average number of common units outstanding for the period. Diluted earnings per unit reflects the potential dilution that could occur if securities or other contracts to issue partnership units were exercised or converted into partnership units that then shared in earnings of the Company.

Recently Issued Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC 820, Fair Value Measurements, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 will be effective for us beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on our consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. ASU 2011-05 requires the presentation of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As a result of the adoption of ASU 2011-05 the Company added separate, but consecutive statements of comprehensive income.

3. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We participate in a number of joint ventures with unrelated third parties. These entities are generally involved in real estate development or mortgage lending and title services. We use the equity method of accounting for our investments in unconsolidated entities, which are not VIEs and which we do not control, but normally have ownership interests up to 50%.

Summarized condensed financial information of unconsolidated entities that are accounted for by the equity method as of and for the years ended December 31, 2011 and 2010, is as follows (in thousands):

Balance Sheets	Successor 2011	Predecessor 2010
Assets:
Inventories	$354,243	$232,399
Other assets	86,057	126,104

Total assets	$440,300	$358,503

Liabilities and owners’ equity:
Debt	$135,065	$43,649
Other liabilities	262,412	246,016

Total liabilities	397,477	289,665

Owners’ equity:
TMM Holdings	18,596	27,544
Others	24,227	41,294

Total owners’ equity	42,823	68,838

Total liabilities and owners’ equity	$440,300	$358,503

	Successor	Predecessor
Statements of Operations	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Revenues	$77,426	$22,374	$113,476	$146,715
Costs and expenses	(61,860)	(17,027)	(89,516)	(146,149)

Net earnings of unconsolidated entities	$15,566	$5,347	$23,960	$566

Company’s share in net earnings of unconsolidated entities	$5,247	$2,803	$5,319	$347

We have investments in, and advances to, a number of joint ventures with unrelated parties to develop land and to develop condominium projects, including for-sale residential units and commercial space. Some of these joint ventures develop land for the sole use of the venture participants, including us, and others develop land for sale to the joint venture participants and to unrelated builders. Our share of the joint venture profit relating to lots we purchase from the joint ventures is deferred until homes are delivered by us and title passes to a homebuyer.

The investment in unconsolidated entities on the accompanying consolidated balance sheets includes the fair value adjustments as a result of purchase accounting, while the amounts in this note represent the original equity amounts. Fair value adjustments for the Company’s investment in unconsolidated entities are recorded at the Company level and are amortized against the Company’s share of earnings of the underlying joint ventures as the underlying joint venture assets are sold.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

In April 2009, Taylor Morrison purchased the remaining 35% membership interest in TMHF, a subsidiary of Mortgage Funding Direct Ventures, LLC (MFDV), along with the remaining 35% of the voting shares of common stock in MHF, Inc. The purchase price for the interest and shares totaled $4.1 million, which resulted in $3.8 million in goodwill. Prior to this transaction, we held a 65% ownership interest in TMHF and MHF, Inc., and had been consolidating these entities with our operations. In June 2009, we purchased the total interest in MFDV from one of our corporate officers for a nominal amount. In conjunction with the July 13, 2011 Acquisition, the goodwill balance was written down to $0 as of July 13, 2011.

In October 2009, Taylor Morrison acquired from the Predecessor Parent Company certain U.S. intellectual property rights (IPR), which include trademarks, logos, and domain names, that are integral to its U.S. operations. Prior to our acquisition, royalty fees paid to the Predecessor Parent Company in 2009 for the use of the IPR were $3.2 million. In September 2010, Monarch acquired from the Predecessor Parent Company certain Canadian IPR similar to those acquired by Taylor Morrison. Prior to our acquisition, Monarch paid the Predecessor Parent Company $0.2 million and $1 million in royalty fees during 2010 and 2009, respectively. These rights are recorded in the accompanying consolidated financial statements at the Predecessor Parent Company’s carrying value of $0 in accordance with U.S. GAAP for transfers of assets between entities under common control. The amounts paid of $3.3 million and $7.6 million in 2010 and 2009, respectively, are reflected as distributions to Predecessor Parent Company.

In conjunction with the Acquisition, the Company performed an analysis on the fair value of the trade names using the income approach, and concluded that the fair value of the Taylor Morrison trade name was $4.1 million and the fair value of the Monarch trade name was $6.1 million. These amounts are being amortized over a 10-year period, and the amortization expense recorded during the period from July 13, 2011 through December 31, 2011, was $0.5 million. Annual amortization expense is estimated to be $1.1 million in each of the next five years.

5. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2011 and 2010, consist of the following (in thousands):

	Successor 2011	Predecessor 2010
Prepaid expenses	$37,832	$43,940
Other assets	12,421	7,834

Total prepaid expenses and other assets	$50,253	$51,774

Our prepaid expenses consist primarily of prepaid sales commissions, sales presentation centers, and model home costs, such as design fees and furniture. The prepaid sales commissions are recorded on preclosing sales activities, which are recognized on the ultimate closing of the units to which they relate. The model home and sales presentation centers costs are paid in advance and amortized over the life of the project on a per-unit basis, or a maximum of three years. Other assets consist primarily of various operating and escrow deposits, golf club membership inventory, preacquisition costs, and other deferred costs.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2011 and 2010, consist of the following (in thousands):

	Successor 2011	Predecessor 2010
Real estate development costs to complete	$45,670	$46,393
Compensation and employee benefits	33,518	35,059
Insurance, litigation reserves, and other professional fees	19,917	19,534
Self-insurance and warranty reserves	43,158	50,069
Interest payable	17,322	11,698
Merger and restructuring reserves	2,803	3,760
Property and sales taxes payable	9,616	14,566
Other accruals	22,648	19,901

Total accrued expenses and other liabilities	$194,652	$200,980

7. NET PAYABLE TO THE PREDECESSOR PARENT COMPANY

Amounts payable to the Predecessor Parent Company as of December 31, 2010, consist of the following (in thousands):

Loan payable — George Wimpey, plc (“GW Loan”)	$—
Note payable — George Wimpey, plc Revolving Line (“GW Revolving Line”)
Loan payable — Taylor Woodrow, plc (“TWPLC Loan”)	529,997
Funds on deposit with Predecessor Parent Company	(30,062)

Total net payable to the Predecessor Parent Company	$499,935

During 2010 and until July 12, 2011, Taylor Morrison’s funds on deposit with the Predecessor Parent Company were offset against the amount of term and revolving debt in accordance with the conditions set by the Predecessor Parent Company regarding cash retention. The Predecessor Parent Company, in its discretion, was able to offset any outstanding debt with cash collected from the respective subsidiaries.

In December 2010, the Predecessor Parent Company recapitalized Taylor Morrison by contributing capital and settling certain of the loans and notes payable with funds that were on deposit with and due from the Predecessor Parent Company (the “Recapitalization”).

a.	The GW Loan, GW Revolving Line, and TWPLC Loan debt facilities payable to the Predecessor Parent Company had the following terms:

GW Loan — 6.44% interest per annum, compounded annually, and paid annually on December 20 of each year. This note was settled in December 2010, as part of the recapitalization of Taylor Morrison by the Predecessor Parent Company.

GW Revolving Line — Interest accrued at a rate of London InterBank Offered Rate (LIBOR), plus 2.05%. This note was settled in December 2010, as part of the recapitalization of Taylor Morrison by the Predecessor Parent Company.

TWPLC Loan — 7.02% interest per annum, compounded annually, and paid semiannually. Principal balance and unpaid interest payable were due on December 20, 2010; however, the Predecessor Parent Company had extended the maturity of this loan to July 15, 2011, and subsequently converted the loan into equity prior to the 2011 Acquisition. Accrued interest payable as of December 31, 2010, was $0.5 million and was included as a reduction of funds on deposit with the Predecessor Parent Company in the table above. The balance of the TWPLC Loan on the date of the 2010 Recapitalization was $755.1 million and was reduced by $225.2 million recorded as capital contributed by the Predecessor Parent Company.

During the year ended December 31, 2010, through the date of Recapitalization, various other intercompany accounts were settled for an additional $17.2 million that was contributed to the Company by the Predecessor Parent Company.

b.	The Predecessor Parent Company paid interest monthly on funds it held on deposit at rates that are based upon LIBOR and are adjusted periodically. Interest rates were 0.26% and 0.23% as of December 31, 2010 and 2009, respectively. Interest earned from the Predecessor Parent Company from funds held on deposit was $9,000 during the period from January 1, 2011 through July 12, 2011, $1.2 million and $1.2 million during 2010 and 2009, respectively.

For the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, interest expense incurred related to the above debt was $19.2 million, $80.5 million and $78.6 million, respectively, and, after deducting capitalized interest, is included in interest (income) expense — net in the accompanying consolidated statements of operations. Of the interest expense incurred related to the above debt, $19.2 million, $36.6 million and $52.8 million was capitalized to inventory during the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, respectively.

8. LOANS PAYABLE AND OTHER BORROWINGS

Loans payable and other borrowings as of December 31, 2011 and 2010, consist of the amounts due to land sellers. Loans payable bear interest at rates that ranged from 0% to 7% at both December 31, 2011 and 2010, and generally are secured by the land that was acquired with the loans. The Company imputes interest for loans with no stated interest rates. As of December 31, 2011 and 2010, we were in compliance with all loan terms and covenants.

Principal maturities of loans payable and other borrowings for each of the next five years ending December 31 are as follows (in thousands):

Years Ending December 31
2012	$72,653
2013	4,504
2014	553
2015	415
2016	498

Total loans payable and other borrowings	$78,623

9. LONG-TERM DEBT

Long-term debt at December 31, 2011, consists of related-party borrowings obtained from affiliates of TPG and investment funds managed by Oaktree Capital Management as part of the Acquisition of the Company on July 13, 2011 (the “Notes”).

a.

The loan agreement dated July 13, 2011, consisted of a $625 million senior unsecured term loan and was made between the Company and related parties of the Sponsors. The Notes have a maturity date of July 13, 2018, at which time all loan amounts become due. The Notes were issued at a discount of 2.5% for $500 million of the balance and at par for the remaining $125 million balance. The outstanding balance of the Notes, net of unamortized original issue discount as of December 31, 2011, was $488.4 million.

Amortization expense of the discount was $0.9 million for the period from July 13, 2011 through December 31, 2011, and is included in interest expense in the accompanying consolidated statements of operations.

b.	The Notes bear a 13% annual interest rates calculated on a 360-day year. Interest amounts are paid quarterly on the final day of the period. No interest was unpaid and accrued as of December 31, 2011.

c.	In August 2011, $125 million of the Notes were repaid by Monarch from operating cash in accordance with the planned capitalization structure of the Sponsors.

For the period from July 13, 2011 through December 31, 2011, interest expense incurred related to the above debt was $31 million, and after deducting capitalized interest, is included in interest expense — net in the accompanying consolidated statements of operations. Of the interest expense incurred related to the above debt, $31 million was capitalized to inventory during the period from July 13, 2011 through December 31, 2011.

In conjunction with the July 13, 2011, transaction, the Company finalized a $75 million revolving line of credit with Credit Suisse, HSBC, and Deutsche Bank, secured by the underlying assets of the U.S. operations. Borrowings under the senior secured revolving credit facility (the “Credit Facility”) may be made in U.S. dollars and in Canadian dollars (subject to a U.S. $15.0 million sublimit) and bear interest based upon either a LIBOR or CDOR interest rate option, as applicable, or a base rate or Canada prime rate option, as applicable, as selected by the borrowers plus, in each case, an applicable margin. The Credit Facility matures on July 13, 2016. The applicable margin for (a) any Eurodollar Rate Loan or CDOR Rate Loan is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than three months and (b) any Base Rate Loan or Canadian Prime Rate Loan, 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitment (whether drawn or undrawn), payable quarterly in arrears, and subject to a 25 basis point reduction upon the completion of the second full quarter after the closing date based upon the achievement of a specified capitalization ratio. The borrowers have the right to make “amend and extend” offers to lenders of a particular class. No draws have been made under the Credit Facility and there was no outstanding balance at December 31, 2011.
In connection with the acquisition of the credit line, the Company capitalized $3.8 million of financing fees and incurred amortization of $0.4 million for the period from July 13, 2011 through December 31, 2011. Capitalized finance fees are included in prepaid expenses and other assets on the consolidated balance sheets.

The Credit Facility contains certain “springing” financial covenants. In the event that, either there are (a) any loans outstanding thereunder on the last day of any fiscal quarter or on more than five separate days of such fiscal quarter or (b) any unreimbursed letters of credit thereunder on the last day of such fiscal quarter or for more than five consecutive days of such fiscal quarter, we will be required to, in respect of such fiscal quarter, comply with a maximum capitalization ratio test as well as a minimum interest coverage ratio test.

The Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, dividends and other distributions, asset dispositions, investments, sale and leasebacks, passive holding entities (with respect to TMM Holdings, Taylor Morrison Holdings, Inc., Monarch Communities Inc. and Monarch Parent Inc.) and limitation on debt payments and amendments.

The Credit Facility contains customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants (including financial covenants, subject to the exercise of an equity cure), incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material monetary judgments, ERISA events with material adverse effect, actual or asserted invalidity of material guarantees, material security or intercreditor agreements or subordination provisions, and change of control. As of December 31, 2011 we were in compliance with our covenants.

10. FAIR VALUE DISCLOSURES

We have adopted ASC 820 for fair value measurements of our financial instruments. ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 — Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 — Fair value is determined using one or more significant input that is unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

As described in Note 2 and in conjunction with the Acquisition, all assets and liabilities of the Company were adjusted to fair value using significant Level 3 unobservable assumptions and valuation inputs. Our nonfinancial assets measured at fair value on a nonrecurring basis for the years ended December 31, 2010 and 2009, are as follows (in thousands):

	Predecessor Fair Value Measurements, Year Ended December 31, 2010
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Housing projects and land under development	$—	$—	$5,933	$5,933

Total	$—	$—	$5,933	$5,933

	Predecessor Fair Value Measurements, Year Ended December 31, 2009
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Housing projects and land under development	$—	$—	$148,048	$148,048

Total	$—	$—	$148,048	$148,048

During the year ended December 31, 2010, in accordance with ASC 360, certain housing projects and land under development were written down to a fair value of $5.9 million, resulting in an inventory impairment charge of $2.5 million. During the year ended December 31, 2009, in accordance with ASC 360, certain housing projects and land under development were written down to a fair value of $148 million, resulting in an inventory impairment charge of $75.4 million. Fair values for housing projects and land under development using Level 3 inputs were primarily based on the estimated future cash flows discounted for inherent risk associated with each asset. In 2010, discount rates used in our fair value estimates ranged from 14% to 19.5%. In 2009, discount rates used in our fair value estimates ranged from 13.0% to 20.5%. These discounted cash flows are impacted by the expected risk based on estimated land development, construction, and delivery timelines; market risk from potential future price erosion; cost uncertainty due to development or construction cost increases; and other risks specific to the asset or conditions in the market in which the asset is located at the time the assessment is made. These factors are specific to each community and may vary among communities.

Mortgage receivables and mortgage borrowings attributable to Taylor Morrison are recorded at fair value which are considered a level 2 valuation in the hierarchy of fair value calculated using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations. Loans receivable are recorded at fair value, which is considered a level 2 valuation in the hierarchy of fair value calculated using observable market information, which exceeds the face value by approximately $0.7 million and $2.4 million as of December 31, 2012 and December 31, 2011, respectively.

At December 31, 2011, the carrying value of our loans payable and other borrowings had a fair value of approximately $79 million. At December 31, 2010, the carrying value of our loans payable and other borrowings had a fair value of approximately $100 million. The estimated fair values of our loans payable are considered a level 2 valuation in the hierarchy for fair value measurement and are based on a cash flow model discounted at market interest rates that considers the underlying risks of unsecured debt.

The carrying value of external debt from the Sponsors cannot be readily determinable based on the related party nature of the debt and the absence of market equivalents.

The fair values of advances to and from the Predecessor Parent Company and affiliated companies are not determinable given their related-party nature and the absence of market equivalents. We consider the carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, and accounts payable to approximate fair value due to their short-term nature.

11. INCOME TAXES

The effective tax rate for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, of the Company was composed of the statutory tax rates in the United States and Canada and was affected primarily by the change in valuation allowance against the net deferred tax asset, state income taxes, the recognition of previously unrecognized tax benefits, and interest relating to uncertain tax positions.

The (benefit) provision for income taxes for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, consists of the following (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Federal	$(11,893)	$4,228	$(40,240)	$(65,008)
Foreign	15,924	16,653	38,362	29,612

Total income tax provision (benefit)	$4,031	$20,881	$(1,878)	$(35,396)

Current	$15,462	$20,418	$(2,192)	$(37,502)
Deferred	(11,431)	463	314	2,106

Total income tax provision (benefit)	$4,031	$20,881	$(1,878)	$(35,396)

The components of income (loss) before income taxes are as follows:

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Domestic	$(19,486)	$11,065	$(32,471)	$(122,712)
Foreign	50,284	59,836	121,195	86,492

Income (loss) before income taxes	$30,798	$70,901	$88,724	$(36,220)

At December 31, 2011 and 2010, we had a valuation allowance of $397.4 million and $518.7 million, respectively, against net deferred tax assets, which include the tax benefit from federal and state net operating loss (“NOL”) carryovers. Federal net operating loss carryforwards may be used to offset future taxable income for 20 years and begin to expire in 2028. State net operating loss carryforwards may be used to offset future taxable income for a period of time ranging from 5 to 20 years, depending on the state, and begin to expire in 2013. NOL carryovers in Canada expire in 20 years. The change in the valuation allowance from 2010 to 2011, from 2009 to 2010, and from 2008 to 2009, was a decrease of $121.2 million, $20.3 million, and $20.8 million, respectively. Our future deferred tax asset realization depends on sufficient taxable income in the carryforward periods under existing tax laws, which currently would allow us to offset future federal taxable income generated through 2029. State deferred tax assets included approximately $24.5 million and $22.9 million in 2011 and 2010, respectively, of tax benefits related to state NOL carryovers, which began to expire in 2011. On an ongoing basis, we will continue to review all available evidence to determine if and when we expect to realize our deferred tax assets and federal and state NOL carryovers.

	Successor	Predecessor
	July 13 through December 31, 2011	January 1 through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Tax at federal statutory rate	35.0%	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	0.3	0.1	0.0	0.0
Foreign income taxed below US Rate	(14.7)	(5.7)	(5.5)	4.8
Valuation allowance	(11.8)	(3.4)	14.4	109.4
Tax Indemnity	15.4	—	—	—
Uncertain tax positions	(39.1)	3.3	(42.3)	(51.9)
Transaction costs	35.3	—	—	—
Non-controlling interest	(1.3)	(2.0)	(1.6)	5.0
Other	(6.0)	2.3	(2.2)	(4.5)

Effective Rate	13.1%	29.6%	(2.2)%	(97.8)%

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 was enacted into law and amended Section 172 of the Internal Revenue Code (IRC) to extend the permitted carryback period for offsetting certain NOLs against earnings to up to five years. Due to this recently enacted federal tax legislation, Taylor Morrison was able to carry back and offset its 2009 NOL against earnings it generated in 2005 and 2004. As a result, the Company filed an application for a federal tax refund of $78.7 million and received the cash proceeds from the refund in March 2010. The Company also filed for an additional refund of $4.7 million in December 2010, which is included in income taxes receivable as of December 31, 2010, and was received in March 2011.

In 2009, the Company filed an application for a federal refund of $148.8 million for the carryback of its 2008 losses to taxable income generated in 2006. Such refunds were received in full in 2009.

The components of net deferred tax assets and liabilities at December 31, 2011 and 2010, consisted of timing differences related to inventory impairment, expense accruals, provisions for liabilities, and NOL carryforwards. The Company has approximately $138.5 million in available federal NOL carryforwards, which will begin to expire in 2028. The Company has approximately $6.7 million in available NOL carryforwards related to the Canadian operations. A partial valuation allowance was placed on the net deferred tax asset. A summary of these components at December 31, 2011 and 2010, is as follows (in thousands):

	As of December 31, 2011	As of December 31, 2010
Deferred tax assets
Inventory	$277,289	$320,418
Accruals and reserves	38,530	53,434
Other	22,414	8,024
Net operating losses	80,354	153,899

Total deferred tax assets	418,587	535,775

Deferred tax liabilities
Inventory, intangibles, other	(25,184)	(11,255)

Valuation allowance	(397,435)	(518,676)

Total net deferred tax asset (liability)	$(4,032)	$5,844

The table of the net deferred tax assets at December 31, 2011, has been restated to properly reflect the gross deferred tax liabilities and valuation allowance. Subsequent to the issuance of the 2011 financial statements, the Company’s management determined that there was an error in the disclosure of the gross deferred tax liabilities as of December 31, 2011, which had been overstated by $44.1 million and the valuation allowance as of December 31, 2011, which had been understated by $44.1 million. The correction had no impact on the total net deferred tax liability. The Company has determined that the correction of this error is not material to the consolidated financial statements

We account for uncertain tax positions in accordance with ASC 740. This guidance clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is more likely than not (defined as a substantiated likelihood of more than 50%) based on the technical merits of the position that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the consolidated financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our inability to determine that a tax position meets the more-likely-than-not recognition threshold does not mean that the IRS or any other taxing authority will disagree with the position that we have taken.

If a tax position does not meet the more-likely-than-not recognition threshold despite our belief that our filing position is supportable, the benefit of that tax position is not recognized in the consolidated financial statements and we are required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as components of the provision for income taxes in the accompanying consolidated statements of operations. Differences between amounts taken in a tax return and amounts recognized in the consolidated financial statements are considered unrecognized tax benefits. We believe that we have a reasonable basis for each of our filing positions and intend to defend those positions if challenged by the IRS or other taxing jurisdictions. If the IRS or other taxing authorities do not disagree with our position and after the statute of limitations expires, we will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Successor	Predecessor
	July 13 through December 31, 2011	January 1 through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Beginning of the period	$120,033	$119,901	$158,815	$147,797
Increases of current year items	5,211	—	—	—
Increases of prior year items	—	—	1,687	10,526
Settlement with tax authorities	—	—	(5,137)	—
Decreased for tax positions of prior years			(35,690)
Decreased due to statute of limitations	(16,049)	—	—	—
Foreign exchange differences	(240)	132	226	491

End of the period	$108,955	$120,033	$119,901	$158,815

During the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, we recognized potential interest expense on our uncertain tax positions of $4.1 million, $2.3 million, $2.1 million, and $5.3 million, respectively, which is included in income tax benefit in the accompanying consolidated statements of operations. Accrued interest of $18.4 million and $10.8 million is recorded at December 31, 2011 and 2010, respectively, and is included in other liabilities in the accompanying consolidated balance sheets. Accrued penalties of $2.1 million is recorded at December 31, 2011 and 2010 and is included in the income taxes payable account in the accompanying consolidated balance sheets. Penalties of $6 million were released in the year ended December 31, 2010. No penalties were recognized in the year ended December 31, 2009.

We are currently under examination by various taxing jurisdictions and anticipate finalizing the examinations with certain jurisdictions within 12 months from the consolidated balance sheet date of December 31, 2011. For the filing period of 2004 to 2007, we have effectively settled with the IRS Office of Appeals (“IRS Appeals”) for returns filed under the legacy Taylor Woodrow, plc operations. In April 2010, the Company received a favorable ruling in an IRS Appeals hearing regarding their carryback of losses. The agreement of the 2004 to 2007 legacy Taylor Woodrow, plc position was forwarded to the Joint Committee on Taxation of the U.S. Congress for review, and the Company received a consent agreement regarding those carrybacks. As a result, $18.6 million of our previously unrecognized tax positions were recognized in 2010. For the periods 2005 to 2007, we have entered appeals with the IRS for the legacy Morrison Homes operations and are fully reserved for $13.5 million of liabilities related to the appeal of this issue. The Company has agreed a tentative settlement on the issue and is awaiting consent from the Joint Committee on Taxation. In addition, income tax payable in the accompanying consolidated balance sheet at December 31, 2011, includes reserves of $8.7 million and $74.8 million related to this issue for the tax years 2009 and 2008, respectively. An IRS exam is ongoing at the field level for the 2009 and 2008 Taylor Woodrow Holdings (USA), Inc. and subsidiaries tax return. We are also currently under examination on our 2006 and 2007 California worldwide legacy Taylor Woodrow, plc returns. The outcomes of the remaining examinations are not yet determinable. The statute of limitations for these examinations remains open with various expiration dates, the latest of which is September 15, 2013.

We currently are under exams and appeals for various periods beginning in 2000 for our Canadian operations with the Canada Revenue Authority, the outcome of which are not readily determinable at this time.

The Company has received an indemnity from the Predecessor Parent Company for certain tax matters where a liability is related to periods ending prior to December 31, 2010.

We currently operate in five states and are subject to various state tax jurisdictions. We estimate our state tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction, and our ability to utilize certain tax-saving strategies. Primarily due to a change in our estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on our tax strategies, our estimated rate for state income taxes was 3.2% and 3.8% for 2011 and 2010, respectively, before consideration of any applicable valuation allowance.

During the next 12 months, the amount of unrecognized tax benefits could decrease as a result of the completion of tax audits where certain of the filing positions are ultimately accepted by the IRS and/or other tax jurisdictions and/or expiration of tax statutes and successfully settled to the benefit of the Company. As a result of the lapse of the statute of limitations for the federal and Arizona jurisdictions, unrecognized tax benefits of $16.1 million were recognized in income tax expense in the period from July 13, 2011 through December 31, 2011. As of December 31, 2011, our cumulative gross unrecognized tax benefits were $98.3 million in the U.S. and $10.6 million in Canada and all unrecognized tax benefits, if recognized, would affect the effective tax rate. As of December 31, 2010, our cumulative gross unrecognized tax benefits were $114.4 million in the U.S. and $5.5 million in Canada. These amounts are included in income taxes payable in the accompanying consolidated balance sheets at December 31, 2011 and 2010. Total unrecognized tax benefits expected to reverse in the next 12 months is $16.9 million.

As a result of the Acquisition on July 13, 2011, the Company had a “change in control” as defined by IRC Section 382. IRC Section 382 imposes certain limitations on the Company’s ability to utilize certain tax attributes and net unrealized built-in losses that existed as of July 13, 2011. The gross deferred tax asset represents amounts that may be considered to be net unrealized built-in losses. To the extent these net unrealized losses are realized during the five-year period after July 13, 2011, they may not be deductible for federal income tax reporting purposes to the extent they exceed the Company’s overall IRC Section 382 limitation.

12. NET PREDECESSOR PARENT COMPANY INVESTMENT

Net Predecessor Parent Company investment as of December 31, 2010, consisted of the following (in thousands, except for share data) — Taylor Wimpey Holdings of Canada Corp. as presented in the table below was amalgamated into Monarch Corporation as of the acquisition date:

	Predecessor
	Taylor Woodrow Holdings (USA), Inc.	Taylor Wimpey Holdings of Canada Corp.	Total
Common stock — shares authorized	2,500	Unlimited
Common stock — shares issued	757	5,000,000
Owners’ equity	$91,538	$874,429	$965,967
Receivable from Predecessor Parent Company		(502,756)	(502,756)

Net owners’ equity	$91,538	$371,673	$463,211

Subsequent to the issuance of the Company’s 2011 financial statements, management identified errors in the Predecessor Parent Company’s accounting for foreign currency translation adjustments resulting from translating Monarch’s financial statements into the U.S. Dollar for the period from January 1, 2011 through July 12, 2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor). Monarch’s functional currency was the Canadian Dollar. The Company determined that it had reported translation adjustments from translating Monarch’s financial statements as a direct adjustment to “Net Owners Equity” rather than in “Accumulated Other Comprehensive (Loss) Income” as required by ASC 830, Foreign Currency Matters. The error had no impact on the reported “Net income (loss)” or “Net owners’ equity” for the periods effected. The Company has restated the Combined Statements of Equity for the period from January 1, 2011 through July 12,

2011 (Predecessor), and for the years ended December 31, 2010 and 2009 (Predecessor), to reflect the correction of the following errors, which management has concluded is not material to its previously issued Predecessor combined financial statements:

Balance Sheet at December 31, 2010:	As Previously Reported	As Corrected
Net owners’ equity	$470,133	$463,211
Accumulated other comprehensive income (loss)	(9,425)	(2,503)

Statements of Equity
Net owners’ equity at January 1, 2009	52,032	117,910
Accumulated other comprehensive income (loss) at January 1, 2009	(13,706)	(79,584)
Net owners’ equity at December 31, 2009	88,643	100,504
Accumulated other comprehensive income (loss) at December 31, 2009	(8,318)	(20,179)
Net owners’ equity at December 31, 2010	470,133	463,211
Accumulated other comprehensive income (loss) at December 31, 2010	(9,425)	(2,503)
Net owners’ equity at July 12, 2011	536,303	520,468
Accumulated other comprehensive income (loss) at July 12, 2011	(9,258)	6,577

13. RELATED-PARTY TRANSACTIONS

From time to time, the Company may engage in transactions with entities that are affiliated with one or more of the Sponsors through either lending or equity ownership arrangements. Transactions with related parties are in the normal course of operations and are executed at arm’s length as they are entered into at terms comparable to those with unrelated third parties. Real estate acquisition from such affiliates amounted to approximately $8.6 million during the period from July 13, 2011 through December 31, 2011. As of December 31, 2011, the Company is under contract to acquire real estate in the amount of $30 million from entities affiliated with one of the Sponsors.

Management and Advisory Fees — In connection with the Acquisition, affiliates of the Sponsors entered into services agreements with Taylor Morrison and Monarch relating to the provision of financial and strategic advisory services and consulting services. We paid affiliates of the Sponsors a one-time transaction fee of $13.7 million for structuring the Acquisition. This amount was included in the overall purchase price of the Acquisition and is included in transaction expenses in the accompanying statements of operations. In addition, we pay a monitoring fee for management services and advice. Fees for the period from July 13, 2011 through December 31, 2011, were $2.3 million and are included in general and administrative expense in the accompanying consolidated statements of operations.

In addition, in conjunction with the formation of TMM Holdings and in connection with the Acquisition, an affiliate of JHI entered into a partnership services agreement with TMM Holdings relating to the provision of certain services to TMM Holdings. In consideration of these services, TMM Holdings granted to the JH Investments affiliate an amount of partnership interests, subject to certain terms, conditions and restrictions contained in a unit award agreement and the TMM Holdings limited partnership agreement.

Expense for management services provided by the Predecessor Parent Company to the Company was zero for the period from January 1, 2011 through July 12, 2011, and $2.5 million and $2.4 million for the years ended December 31, 2010 and 2009, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations.

U.S. Operations — For the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, interest expense incurred related to fixed and revolving debt due to the Predecessor Parent Company was $19.2 million, $80.5 million, and $78.6 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations, net of amounts capitalized.

In October 2009, Taylor Morrison acquired from the Predecessor Parent Company certain U.S. intellectual property rights (“IPR”), which includes trademarks, logos, and domain names. Prior to the acquisition, expense in 2009 for use of these rights was $3.2 million, which is included in other expense in the accompanying consolidated statements of operations. These rights were recorded in the accompanying consolidated financial statements at the Predecessor Parent Company’s carrying value of $0 in accordance with U.S. GAAP for transfers of assets between entities under common control and the amount paid of $7.6 million is reflected in distributions to the Predecessor Parent Company.

In June 2009, we purchased from one of our officers the entire interest in MFDV for a nominal amount. This entity was the former venture partner of TMHF, which was wholly acquired in April 2009.

Canadian Operations — Accounts receivable due from joint ventures and partners in the joint ventures was $24 million and $29.1 million as of December 31, 2011 and 2010, respectively. Loans receivable due from joint ventures and partners in the joint ventures was $42.1 million and $17.9 million as of December 31, 2011 and 2010, respectively.

Receivable from Predecessor Parent Company, which is included as an offset to the Predecessor Parent Company net owners’ equity in the accompanying consolidated balance sheets are amounts due from a subsidiary of the Predecessor Parent Company, which is a company under common control, of $502.8 million at December 31, 2010. The amounts bear interest at varying rates based on Canadian LIBOR, are guaranteed by the Predecessor Parent Company, and are due on demand. Included in these amounts is $0.1 million at December 31, 2010, which is noninterest bearing, unsecured, and due on demand. Interest expense — net in the accompanying consolidated statements of operations for the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, includes $6.8 million, $7.3 million, and $6.0 million, respectively, of interest income earned from the Predecessor Parent Company.

Interest income of $1.5 million was earned on additional amounts receivable from Predecessor Parent Company in 2009 and is included in interest expense — net in the accompanying consolidated statements of operations for additional receivables

In September 2010, Monarch acquired from the Predecessor Parent Company certain Canadian intellectual property rights, which include trademarks, logos, and domain names that are integral to its Canadian operations. Prior to the acquisition, expense in 2010 and 2009 for use of these rights was $0.2 million and $1.0 million, respectively, and is included in other expense in the accompanying consolidated statements of operations. These rights were recorded in the accompanying consolidated financial statements at the Predecessor Parent Company’s carrying value of $0 in accordance with U.S. GAAP for transfers of assets between entities under common control and the amount paid of $3.3 million is reflected in distributions to the Predecessor Parent Company in the year ended December 31, 2010.

14. EMPLOYEE BENEFIT, RETIREMENT, AND DEFERRED COMPENSATION PLANS

U.S. Operations — We maintain a defined contribution plan pursuant to Section 401(k) of the IRC (“401(k) Plan”). Each eligible employee may elect to make before-tax contributions up to the current tax limits. We match 100% of employees’ voluntary contributions up to a maximum of 3.5% of eligible compensation. We contributed $0.6 million, $0.5 million, $0.9 million, and $1.5 million to the 401(k) Plan for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, respectively.

The Taylor Morrison NonQualified Deferred Compensation Plan (the “NQDC Plan”) is an unfunded plan that permits select key employees to defer a portion of their compensation to future periods. All contributions to this plan on behalf of the participant are fully vested and placed into a grantor trust, commonly referred to as a “rabbi trust.” We may contribute an amount equal to the amount the employee does not receive as matching contributions under the 401(k) Plan as a result of certain limitations. The NQDC Plan invests the contributions in diversified securities from a selection of investments identical to that of our 401(k) Plan. The participants choose their investments and may periodically reallocate the assets in their respective accounts. Title and beneficial ownership of the assets are at all times subject to the creditors of Taylor Morrison and the participants have no property rights in those assets. Participants are entitled to receive the benefits in their accounts upon separation of service from Taylor Morrison for any reason or disability or upon their deaths. The NQDC Plan assets are included in prepaid expenses and other assets — net, in the accompanying consolidated balance sheets. At December 31, 2010, we had accrued $1.1 million for our obligations under the plan. We did not contribute deferred compensation to the NQDC Plan on behalf of employees in the years ended December 31, 2011 and 2010. The NQDC Plan contained a change of control provision that was triggered in July 2011 as a result of the Acquisition and all amounts were paid to the participants prior to December 2011.

The Taylor Woodrow (USA) UK Supplementary Pension Plan is an unfunded, nonqualified pension plan for several individuals who transferred from our UK-related companies to the employment of Taylor Woodrow on or before October 1, 1995. The payments represent benefits accrued by these individuals for service with Taylor Woodrow prior to the employees’ participation in the U.S. pension plan minus any benefit accrued in any other pension-type benefit plans sponsored by or contributed to by a Taylor Woodrow Group-related company for the period of service prior to participation in the U.S. plan. In accordance with the plan document, the participants are entitled to a fixed monthly pension and a fixed survivor benefit after the age of 65. At December 31, 2011 and 2010, we had accrued $1.9 million and $1.2 million, respectively, for our obligations under this plan.

We have a long-term incentive plan (LTIP), which was awarded to select key employees based on their compensation packages. This is an unfunded, compulsory nonqualified deferred compensation plan in which the deferred compensation is credited with earnings in the form of interest compounded annually from the date of deposit to the date of payment at a rate equal to 6% per annum. Payment of deferred compensation and interest earned is paid to the participant over three years beginning the second calendar year after the performance period in which the bonus award was earned. The last year the LTIP goals were attained and, therefore, payouts earned was the 2005 plan. The 2006 and 2007 plans did not perform and the LTIP was not carried forward to following years. Accruals remaining for our obligations under the LTIP were $2.1 million at December 31, 2009. The remaining obligations under the LTIP were paid in full in January 2010.

We also maintain the Taylor Morrison Cash Balance Pension Plan (the “U.S. Cash Balance Plan”). This is a consolidated defined benefit plan arising from the 2007 merger of Taylor Woodrow and Morrison Homes, Inc. All full-time employees are eligible to participate in this plan. The percent of our contribution is based on the participant’s age and ranges from 2% to 4% of eligible compensation, plus 1% of eligible compensation over the social security wage base. We contributed to the plan $0.5 million, $0.5 million, $4.3 million, and $2.0 million for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the for the years ended December 31, 2010 and 2009, respectively. At December 31, 2011 and 2010, the unfunded status of the plan was $12.1 million and $5.7 million, respectively.

Effective December 31, 2010, the U.S. Cash Balance Plan was amended to freeze participation so that no new or reemployed employees may become participants and to freeze all future benefit accruals to existing participants.

The changes in the total benefit obligation and in the fair value of assets and the funded status of the U.S. Cash Balance Plan as of and for the years ended December 31, 2011 and 2010, are as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010
Change in benefit obligations:
Benefit obligation — beginning of period	$25,036	$25,192	$22,861
Service cost			831
Interest on liabilities	691	688	1,366
Benefits paid	(672)	(844)	(1,336)
Actuarial loss	6,407		2,419
Curtailment			(949)

Benefit obligation — end of period	31,462	25,036	25,192

Change in fair value of plan assets:
Fair value of plan assets — beginning of period	19,631	19,517	14,922
Return on plan assets	(75)	508	1,617
Employer contributions	510	450	4,314
Benefits paid	(672)	(844)	(1,336)

Fair value of plan assets — end of period	19,394	19,631	19,517

Unfunded status — end of period	$10,068	$5,405	$5,675

Components of net periodic pension cost of the U.S. Cash Balance Plan for the years ended December 31, 2011, 2010, and 2009, are as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Service cost	$—	$—	$831	$1,036
Interest cost	691	688	1,366	1,356
Amortization of net actuarial loss		75	725	1,334
Expected return on plan assets	(692)	(686)	(1,108)	(1,083)

Net periodic pension cost	$(1)	$77	$1,814	$2,643

Accumulated other comprehensive loss of $7.5 million as of December 31, 2010, consisted of net actuarial loss that had not yet been recognized as a component of net periodic pension cost. On July 13, 2011, in connection with the accounting for the Acquisition, the accumulated other comprehensive loss was adjusted to zero. Accumulated other comprehensive loss of $6.4 million as of December 31, 2011, consists of net actuarial loss that arose during the period from July 13, 2011 through December 31, 2011, and has not yet been recognized as a component of net periodic pension cost. In the year ending December 31, 2012, $0.1 million of amortization of net actuarial loss is expected to be recognized in net periodic pension cost.

The estimated future benefit payments in the next five years and the five years thereafter in aggregate are as follows (in thousands):

Years Ending
December 31
2012	$1,027
2013	749
2014	888
2015	1,242
2016	1,027
2017–2021	6,914

We expect to contribute $1.1 million to the U.S. Cash Balance Plan in the year ending December 31, 2012.

The significant weighted-average assumptions adopted in measuring the benefit obligations and net periodic pension cost as of and for the years ended December 31, 2011 and 2010, are as follows:

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Discount rate:
Net periodic pension cost	5.56%	5.47%	5.08%	5.80%
Pension obligation	4.31	5.56	5.47	5.94
Expected return on plan assets	7.00	7.00	8.00	8.00
Rate of compensation increase	N/A	N/A	3.00	3.00

The overall expected long-term rate of return on plan assets assumption is determined based on the plan’s targeted allocation among asset classes and the weighted-average expected return of each class. The expected return of each class is determined based on the current yields on inflation-indexed bonds, current forecasts of inflation, and long-term historical real returns.

The fair value of the U.S. Cash Balance Plan’s assets by asset categories as of December 31, 2011 and 2010, is as follows (in thousands):

	Successor
	Fair Value Measurements at December 31, 2011
Asset Category	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U.S. equity securities	$7,910	$—	$—	$7,910
International equity securities	2,427			2,427
Fixed-income securities	7,872			7,872
Cash	792			792
Other	393			393

Total	$19,394	$—	$—	$19,394

	Predecessor
	Fair Value Measurements at December 31, 2010
Asset Category	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U.S. equity securities	$7,360	$—	$—	$7,360
International equity securities	2,316			2,316
Fixed-income securities	5,637			5,637
Cash	3,868			3,868
Other	336			336

Total	$19,517	$—	$—	$19,517

The U.S. Cash Balance Plan’s assets are invested in a manner consistent with generally accepted standards of fiduciary responsibility. Taylor Morrison’s primary investment objective is to build and maintain the plan’s assets through employer contributions and investment returns to satisfy legal requirements and benefit payment requirements when due. Because of the long-term nature of the plan’s obligations, Taylor Morrison has the following goals in managing the plan: long-term (i.e., five years and more) performance objectives, maintenance of cash reserves sufficient to pay benefits, and achievement of the highest long-term rate of return practicable without taking excessive risk that could jeopardize the plan’s funding policy or subject the Company to undue funding volatility. The investment portfolio contains a diversified blend of equity, fixed-income securities, and cash, though allocation will favor equity investments in order to reach the U.S. Cash Balance Plan’s stated objectives. One of the U.S. Cash Balance Plan’s investment criteria is that over a complete market cycle, each of the investment funds should typically rank in the upper half of the universe of all active investment funds in the same asset class with similar investment objectives. Investments in commodities, private placements, or letter stock are not permitted. The equity securities are diversified across U.S. and non-U.S. stocks, as well as growth and value. Investment performance is measured and monitored on an ongoing basis through quarterly portfolio reviews and annual reviews relative to the objectives and guidelines of the plan.

The range of target allocation percentages of plan assets of the U.S. Cash Balance Plan for the year ended December 31, 2011, is as follows:

	Minimum	Maximum	Target
U.S. equity securities	37%	47%	42%
International equity securities	8	18	13
Fixed-income securities	35	45	40
Other		10	5

			100%

Canadian Operations — Effective January 31, 2006, Monarch elected to convert the defined benefit provisions of the plan to defined contribution provisions for service beyond January 31, 2006. As part of this conversion, the plan members were given the option to convert their defined benefits accrued prior to February 1, 2006, to the defined contribution plan. As a result, Monarch maintains both a defined benefit plan (the “Monarch Plan”) and a defined contribution plan. Total expense for the defined contribution plan was $0.1 million, $0.1 million, $0.8 million, and $0.7 million for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, respectively.

Our funding policy in regard to the Monarch Plan is to make contributions to our pension funds based on various actuarial cost methods as permitted by pension regulatory bodies, and Monarch is responsible to adequately fund the plan. Contributions reflect actuarial assumptions concerning future investment returns and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures, and secured mortgages.

We use a December 31 measurement date for our employee benefit plan. Actuaries provide an annual estimate for the plan and perform a full valuation at least every three years to determine the actuarial present value of the accrued pension benefits. The latest actuarial valuation prepared for the Monarch Plan was as of December 31, 2011.

The changes in the total benefit obligation and in the fair value of assets and the funded status of the Monarch Plan as of and for the years ended December 31, 2011 and 2010, are as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010
Change in benefit obligations:
Benefit obligation — beginning of period	$10,956	$10,846	$9,503
Interest on liabilities	253	310	562
Benefits paid	(294)	(458)	(673)
Actuarial loss	665		963
Currency translation adjustment	(488)	258	491

Benefit obligation — end of period	11,092	10,956	10,846

Change in fair value of plan assets:
Fair value of plan assets — beginning of period	11,556	11,460	10,603
Return on plan assets	(225)	203	856
Employer contributions	74	76	144
Benefits paid	(294)	(458)	(673)
Currency translation adjustment	(481)	275	530

Fair value of plan assets — end of period	10,630	11,556	11,460

Funded status — deficit (surplus) — end of period	$462	$(600)	$(614)

Components of net periodic pension cost for the years ended December 31, 2011, 2010, and 2009, are as follows (in thousands):

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Interest cost	$253	$310	$562	$542
Amortization of net actuarial gain			(856)	67
Expected return on plan assets	(333)	(408)	1,342	(583)

Net periodic pension cost	$(80)	$(98)	$1,048	$26

Accumulated other comprehensive loss of $2 million as of December 31, 2010, consisted of net actuarial loss and transition obligation that had not yet been recognized as a component of net periodic pension cost. On July 13, 2011, in connection with the accounting for the Acquisition, the accumulated other comprehensive loss was adjusted to zero. Accumulated other comprehensive loss of $0.7 million as of December 31, 2011, consists of net actuarial loss that has not yet been recognized as a component of net periodic pension cost. During the year ending December 31, 2012, the amount of amortization of net actuarial loss is not expected to be significant.

The estimated future benefit payments in the next five years and the five years thereafter in aggregate are as follows (in thousands):

Years Ending December 31
2012	$736
2013	768
2014	776
2015	783
2016	787
2017–2021	3,950

We expect to contribute $0.1 million to the Monarch Plan in the year ending December 31, 2012.

The significant weighted-average assumptions adopted in measuring the benefit obligations and net periodic pension cost as of and for the years ended December 31, 2011 and 2010, are as follows:

	Successor	Predecessor
	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Discount rate:
Net periodic pension cost	4.875%	5.25%	5.25%	6.00%
Pension obligation	4.75	4.875	5.25	5.25
Expected return on plan assets	6.50	6.50	6.50	6.50

The expected long-term rate of return on plan assets assumption was determined by reviewing the current investment policy as compared to current expected rates of return for all asset categories.

The fair value of the Monarch Plan’s assets by asset categories as of December 31, 2011 and 2010, is as follows (in thousands):

	Successor
	Fair Value Measurements at December 31, 2011
Asset Category	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Canadian equity securities	$—	$3,482	$—	$3,482
U.S. equity securities		656		656
International equity securities		652		652
Fixed-income securities		4,762		4,762
Balanced income securities		1,078		1,078

Total	$—	$10,630	$—	$10,630

	Predecessor
	Fair Value Measurements at December 31, 2010
Asset Category	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Canadian equity securities	$—	$4,584	$—	$4,584
U.S. equity securities		802		802
International equity securities		917		917
Fixed-income securities		5,157		5,157
Balanced income securities

Total	$—	$11,460	$—	$11,460

The table of fair value measurements at December 31, 2010, has been restated to correctly classify the Monarch Plan investments as Level 2 of the fair value hierarchy. Subsequent to the issuance of the Predecessor Parent Company’s 2010 combined financial statements, the Company’s management determined that there was an error in the table of fair value measurements of the Monarch Plan investments as of December 31, 2010, which had been classified as Level 1 of the fair value hierarchy. The Company has determined that the correction of this error is not material to the consolidated financial statements.

Monarch employs a total return investment approach whereby a mix of equities and fixed-income securities is used to maximize the long-term return of plan assets for an appropriate level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income securities. One of the Monarch Plan’s investment criteria is that the plan will achieve a rate of return that exceeds the rate of wage inflation, as measured by the Wage Price Index provided by Statistics Canada, by 1% per annum over the long term. The equity securities are diversified across Canadian and non-Canadian stocks, as well as growth and value. Investment performance is measured and monitored on an ongoing basis through quarterly portfolio reviews and annual reviews relative to the objectives and guidelines of the Monarch Plan.

The range of target allocation percentages of plan assets of the Monarch Plan for the years ended December 31, 2011 and 2010, is as follows:

	Minimum	Maximum
Canadian equity securities	25%	60%
Foreign equity securities (including U.S. and global equities)		20
Fixed-income securities	30	60
Real estate		15
Cash and cash equivalents		40
Resource properties		5

15. OPERATING AND REPORTING SEGMENTS

In accordance with ASC Topic 280, Segment Reporting, we have ten homebuilding operating divisions which we aggregate into three reporting regions. These segments are engaged in the business of acquiring and developing land, constructing homes, marketing and selling those homes, and providing warranty and customer service. We aggregate our operating segments into a reporting segment based on similar long-term economic characteristics and geographical proximity. The company has no inter-segment sales, as all sales are to external customers. In addition we include financial services as a separate segment. Our reporting segments are as follows:

West (Domestic)	Arizona, California, and Colorado
East (Domestic)	Florida and Texas
Canada: (Foreign)	Ontario
Financial Services (Domestic)	Mortgage and Title Services

Management’s evaluation of segment performance is based on segment operating income/(loss), which we define as homebuilding and land revenue less cost of home construction, commissions and other sales costs, land development and other land sales costs and other costs incurred by or allocated to each segment, including impairments. Each reportable segment follows the same accounting policies described in Note 2. Operating results for each segment may not be indicative of the results for such segment had it been an independent, stand-alone entity. The following is our segment information (in thousands):

	Successor	Predecessor
	July 13, 2011 Through December 31, 2011	January 1, 2011 Through July 12, 2011	For the year ended December 31, 2010	For the year ended December 31 2009
West	$153,997	$142,578	$319,641	$402,107
East	246,866	192,847	390,508	459,262
Canada	341,010	278,283	575,127	387,680
Financial services	8,579	6,027	12,591	13,415

Total revenues	750,452	619,735	1,297,867	1,262,464
Operating gross margin:
West	22,976	20,071	45,859	(1,520)
East	49,173	42,194	80,805	40,871
Canada	69,250	70,326	145,358	110,762
Financial services	4,084	1,659	5,345	7,146

Total operating margin	145,483	134,250	277,367	157,259
Corporate and unallocated expenses(1)	(69,199)	(75,869)	(151,373)	(171,834)
Earnings from unconsolidated entities, net	5,247	2,803	5,319	347
Transaction expense	(39,442)	—	—	—
Indemnification income (expense)	(12,850)	—	—	—
Interest and other (expense) income	1,559	9,717	(42,589)	(21,992)

Income before income taxes	$30,798	$70,901	$88,724	$(36,220)

(1)	Represents selling and general administrative expenses which do not have a readily determinable metric to allocate to the segments

December 31, 2011

	West	East	Canada	Corporate and Unallocated	Financial Services	Total
Inventory and land deposits	$414,046	$378,070	$224,931	$—	—	$1,017,047
Investments in unconsolidated entities	—	2,789	34,379	0	472	37,640
Other assets	22,683	46,148	288,670	215,241	43,638	616,380

Total assets	$436,729	$427,007	$547,980	$215,241	44,110	$1,671,067

December 31, 2010

	West	East	Canada	Corporate and Unallocated	Financial Services	Total
Inventory and land deposits	$469,207	$329,803	$279,889	$1,060	—	$1,079,959
Investments in unconsolidated entities	—	4,686	22,758	0	100	27,544
Other assets	20,114	44,892	288,633	52,505	13,674	419,818

Total assets	$489,321	$379,381	$591,280	$53,565	13,774	$1,527,321

Recorded in the other assets of the financial services segment for December 31, 2010 is $3.8 million of goodwill related to the Company’s acquisition of Taylor Morrison Home Funding.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly results for the years ended December 31, 2011 and 2010 follow (in thousands, except unit and per unit data)

	Predecessor			Successor
	First Quarter	Second Quarter	July 1, 2011 to July 12, 2011	July 13, 2011 to September 30, 2011	Fourth Quarter
Total closing revenue	$219,399	$379,473	$14,836	$305,340	$436,533
Gross profit	52,138	76,170	3,733	60,123	81,276
Income (loss) before income taxes	26,603	45,606	(1,308)	(4,909)	35,707
Net income (loss) attributable to owners	14,237	33,578	(1,917)	(14,275)	39,864
Basic and diluted earnings per unit				(.03)	.07

	Predecessor
	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
Total closing revenue	$206,189	$353,283	$272,411		$453,393
Gross profit	44,533	69,245	55,264		102,980
Income (loss) before income taxes	(2,008)	18,856	22,808		49,068
Net income (loss) attributable to owners	(7,096)	6,921	46,411		41,131

17. COMMITMENTS AND CONTINGENCIES

Letters of Credit and Surety Bonds — We are committed, under various letters of credit and surety bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit and surety bonds under these arrangements, including our share of responsibility for arrangements with our joint ventures, totaled $206.3 million and $200.5 million as of

December 31, 2011 and 2010, respectively. Although significant development and construction activities have been completed related to these site improvements, the bonds are generally not released until all development and construction activities are completed. We do not believe that it is probable that any outstanding bonds as of December 31, 2011, will be drawn upon.

Monarch is party to a credit facility with The Toronto-Dominion Bank, as lender, dated September 27, 2011, as modified by a consent letter dated July 12, 2011 and as amended from time to time (the “TD Facility”). The TD facility provides partially revolving operating facilities (including letters of credit) of up to CAD $163.5 million as of December 31, 2011 (or its U.S. dollar equivalent) to provide direct and letter of credit financing requirements in support of Monarch’s projects. Amounts drawn under the TD facility are secured by liens over all present and after-acquired personal property of Monarch and are secured or will be secured by liens over the interests of Monarch in certain Canadian real property assets or cash.

Monarch is also party to a credit facility pursuant to a Facility Letter from HSBC Bank Canada, as lender, dated July 11, 2011 and as amended from time to time (the “HSBC Facility”). The HSBC Facility provides a letter of credit facility of up to CAD $29.3 million in support of Monarch’s construction projects, servicing works and/or other obligations. Amounts drawn under the HSBC Facility are secured by liens over all present and after-acquired personal property of Monarch Corp. and are secured or will be secured by liens over the interests of Monarch Corp. in certain Canadian real property assets or cash.

Under the terms of the TD Facility, all reductions or cancellations of letters of credit are permanent reductions to the facility down to a floor amount of credit availability of CAD $15.0 million. As of December 31, 2011, there were CAD $116.8 million in letters of credit outstanding under the TD Facility and CAD $29.3 million in letters of credit under the HSBC facility. Under the terms of the HSBC Facility, borrowing availability is permanently reduced as letters of credit outstanding reduce.

Prior to the Acquisition, the TD Facility and the HSBC Facility were revolving. Pursuant to modifications made in connection with the Acquisition, the TD Facility and the HSBC facility are now non-revolving, such that to the extent any letters of credit are cancelled, or have been cancelled, the size of each facility will be reduced by the amount of such cancellation. The TD Facility and HSBC Facility are each secured by a pari passu CAD $150.0 million first continuing collateral mortgage on certain lands owned by Monarch, subject to the terms of an intercreditor agreement between the Toronto-Dominion Bank and HSBC Bank Canada. Each of the TD Facility and the HSBC Facility have been renewed with an expiration date of June 30, 2013.

Land Deposits — We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development, and sale of real estate in the routine conduct of our business. We have a number of land purchase option contracts, generally through cash deposits or letters of credit, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and the creditors generally have no recourse against us except in Canada where sellers have full recourse under statutory regulations. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits and/or letters of credit. At December 31, 2011 and 2010, we had the right to purchase approximately 4,523 and 3,472 lots under land option and land purchase contracts, respectively, which represents purchase commitments of $239.5 million and $124.8 million at December 31, 2011 and 2010, respectively. At December 31, 2011, we had $13.6 million in land deposits and $43.6 million in letters of credit related to land options and land purchase contracts, respectively. At December 31, 2010, we had $6 million in land deposits and $11.1 million in letters of credit related to land options and land purchase contracts.

Legal Proceedings — Between 2008 and 2010, we confirmed the presence of defective Chinese-made drywall in several of our communities, primarily in west Florida homes, which were generally delivered between May 2006 and November 2007. The estimated cost of repair for affected homes that we have inspected is included in our warranty reserve. The Company is continuing its investigation of homes to determine whether there are additional homes, not yet inspected, with defective Chinese-made drywall. If the outcome of the Company’s inspection identifies more homes with defective Chinese-made drywall than we have currently estimated, it may require an increase in the Company’s warranty reserve in the future. However, the number of requests for inspections decreased over the last two quarters of 2011. The Company continues to seek and has been successful in obtaining partial reimbursements from its subcontractors, suppliers, insurers, and manufacturers for costs the Company has incurred to investigate and repair homes with defective Chinese-made drywall. We believe that adequate provision for costs associated with the repair of homes currently known to have defective Chinese-made drywall has been made and that these costs are not expected to have a material adverse effect on our consolidated financial condition, results of operations, or cash flows. It is reasonably possible that additional affected homes could be identified in the future but the number of homes is not readily determinable and, therefore, the range of loss is not estimable.

Between 2000 and 2007, we acquired lots and constructed homes on 316 lots in a master planned community known as Vista Lakes near Orlando, Florida. Of the 316 lots, 55 are adjacent to a formerly used defense site, which was used as a World War II bombing range. Upon the purchase of the 316 finished lots from a nonrelated master plan developer, the Company was unaware of the use of the adjacent property as a formerly used defense site. In 2007 and 2008, the U.S. Army Corps of Engineers conducted an investigation in portions of the Vista Lakes master plan to determine the existence of munitions within the master plan. Two inert World War II practice bombs were found on lots owned by another unrelated party, but near the 55 lots sold by the Company. No munitions were found on any of the 55 lots inspected by the U.S. Army Corps of Engineers, although the methodology for the investigation did not include analysis of potential munitions beneath the slabs of existing homes. In 2007 and 2008, homeowners filed two lawsuits against the Company for failure to disclose the former use of the adjacent property, seeking rescission of the purchase of their homes, diminution in value, and other damages. One suit is a consolidated action with 97 homeowners. The other lawsuit by two homeowners seeks class action certification and was amended in 2009 to also name TMHF as a defendant. The Company has several defenses to the claims and is aggressively defending the lawsuits. Even though exposure to loss in excess of the liability already accrued is reasonably possible, it is not possible to reasonably estimate the size of the possible loss or range of loss. We believe that the disposition of this matter will not have a material adverse effect on our business or on our consolidated financial condition, results of operations, or cash flows.

Additionally, we are involved in various other legal proceedings arising in the ordinary course of business, some of which are covered by insurance. We have accrued for losses that we believe are probable of being incurred with respect to legal claims, and at December 31, 2011 and 2010, we had legal accruals of $17.8 million and $17.4 million, respectively. We believe that the disposition of these matters will not have a material effect on our business or on our consolidated financial condition, results of operations or cash flows.

Operating Leases — We lease office facilities and certain equipment under operating lease agreements. In most cases, we expect that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Approximate future minimum payments under the noncancelable leases in effect at December 31, 2011, are as follows (in thousands):

Years Ending December 31	Lease Payments
2012	$5,739
2013	5,160
2014	4,370
2015	4,045
2016	2,637
Thereafter	2,810

Total	$24,761

Rent expense under noncancelable operating leases for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and

2009, was $1.6 million, $2.0 million, $5.3 million, and $6.0 million, respectively, and is included in general and administrative expenses or sales commissions and other marketing costs in the accompanying consolidated statements of operations.

Sublease income under noncancelable operating leases for the period from July 13, 2011 through December 31, 2011, the period from January 1, 2011 through July 12, 2011, and for the years ended December 31, 2010 and 2009, was $0.5 million, $0.5 million, $0.7 million, and $1.2 million, respectively, and is included in general and administrative expenses or sales commissions and other marketing costs in the accompanying consolidated statements of operations. Total sublease income to be received in years subsequent to December 31, 2011, is $1.5 million.

18. MORTGAGE COMPANY LOAN FACILITIES

In December 2010, TMHF, the Company’s wholly owned mortgage subsidiary, entered into an agreement with Flagstar Bank (the “Flagstar agreement”), as agent and representative for itself and other buyers of our held-for-sale mortgages named therein. The purpose of the Flagstar agreement is to finance the origination of up to $30 million of mortgage loans at any one time by TMHF, subject to certain sublimits and with a temporary accordion feature subject to approval by Flagstar, which allows for borrowings in excess of the total availability under the facility. Borrowings under the facility are accounted for as a secured borrowing under ASC 860, Transfers and Servicing. The Flagstar agreement is terminable by either party with 30 days’ notice and bears interest at a rate of LIBOR plus 2.5%, with a minimum floor of 4%. Borrowings under this facility are paid back with proceeds received when our mortgages are sold to participating lenders in the Flagstar agreement, or to other buyers subject to certain sublimits. The time period from borrowing to repayment is typically less than 10 business days.

At December 31, 2011 and 2010, there were $32.7 million and $4.6 million, respectively, in outstanding borrowings under the Flagstar agreement, which comprise the balance of mortgage borrowings in the accompanying consolidated balance sheets. The borrowings outstanding as of December 31, 2011 and 2010, are collateralized by $34 million and $4.9 million, respectively, of mortgage loans held for sale, which comprise the balance of mortgage receivables in the accompanying consolidated balance sheets, and $3 million of restricted short-term investments in certificate of deposits known as CDARS, which are included in restricted cash in the accompanying consolidated balance sheets.

In December of 2011, TMHF entered into an agreement with Comerica Bank, as agent and representative for itself and other buyers of our held-for-sale mortgages named within. The line will have the capacity to finance up to $15 million of mortgage loans at any one time by TMHF. The line will become available for use in 2012.

19. CAPITAL STRUCTURE

The capital structure described below is reflective of TMM’s capital structure as it existed as of December 31, 2011.

(a) General

On July 13, 2011, affiliates of the TPG Entities, investment funds managed by Oaktree Capital Management or their respective subsidiaries (“Oaktree” and collectively with the TPG Entities, the “Principal Sponsors”), and affiliates of JH Investments (“JHI”) acquired Taylor Morrison and Monarch from Taylor Wimpey plc. The transaction was funded by an approximately $500.0 million senior unsecured term loan (“Sponsor Loan”) and $620.3 million in equity. Certain members of management contributed approximately $3.3 million in equity. Following the transaction, there were 623,619,973 Class A Units outstanding held by the limited partners. Also as part of the transaction and in addition to Class A Units, JHI received 30,265,998 Class J1 Units, 15,133,000 Class J2 Units, and 15,133,000 Class J3 Units (“Class J Units”). The Company did not realize any proceeds relating to the issuance of the Class J Units, which were issued in consideration for services to be provided by the holders of such units. TMM Holdings GP, Inc., (“General Partner”) a British Columbia Corporation formed in 2011, is the general partner of the Partnership.

On April 13, 2012, the certain subsidiaries of the Company issued $550.0 million of 7.75 percent Senior Notes due 2020 (the “Senior Notes”) at an initial offering price of 100 percent of the principal amount. The net proceeds from the sale of the Senior Notes were $537.4 million, net of debt issuance costs of $12.6 million, were used, in part, to repay $350.0 million of the Sponsor Loan. The remaining $150.0 million of the Sponsor Loan was acquired by a subsidiary of the Company, and the Principal Sponsors acquired an additional 136,363,636 Class A Units for $150.0 million. As part of the new equity issuance, certain members of management were given the opportunity to purchase additional Class A Units. Accordingly, an additional 2,189,415 Class A Units were issued for proceeds of approximately $2.4 million.

From time to time the Company has also issued Class M Units to certain members of management as equity compensation, subject to time and performance vesting conditions, as discussed below.

(b) Voting

Holders of Class A Units are entitled to one vote per unit in respect of any matter that requires the action, consent or approval of the limited partners. Class J Units and Class M Units are not entitled to vote. The Company requires the approval of both Principal Sponsors (one Principal Sponsor if the other Principal Sponsor’s position is no longer 50.0 percent of its original position, or a majority of all Class A Units outstanding if neither Principal Sponsor holds 50.0 percent of its original position) to perform certain actions including: any transactions or series of transactions involving the merger or consolidation of the Partnership; any transaction or series of transactions involving the sale, lease, exchange, or other disposal by the Partnership of any assets for consideration in excess of $5.0 million and 25.0 percent of the fair value of the total assets in the Partnership; any transaction or series of transactions involving the purchase, rent, license, exchange or other acquisition by the Partnership of any assets for consideration in excess of the greater of $5.0 million and 25.0 percent of the fair value of total asset of the Partnership; any authorization or issuance of equity securities of the Partnership other than pursuant to any equity incentive plans or arrangements of the Partnership approved by the board of directors; any redemption with respect to the equity securities of the Partnership; the IPO of the Partnership; and the exercise of any registration rights in respect to any securities owned by the Partnership.

(c) Priority on Distributions

Distributions are made at such times as determined by the General Partner, which is owned by affiliates of TPG, Oaktree and JH Investments. Class A Units rank senior to Class J Units and Class M Units. Class J Units and Class M Units are not entitled to distributions until Class A Unit holders have received distributions equal to their original aggregate capital contributions. Class J Units and Class M Units would then participate in any distributions dependent on certain aggregate returns and internal rate of return (“IRR”) thresholds being met on the Principal Sponsors’ aggregate capital contributions, as further described in the Unit Award Agreements.

Any distributions to any holder of Class M Units or Class J Units that have not yet become vested pursuant to the agreement to which such Units were issued will be held back and distributed to the holder if and when such Units vest. Class M Units are eligible to participate in distributions only to the extent that the aggregate value of the distributions exceeds the Class M Return Threshold applicable to that Unit. Class J Units are eligible to participate in the distributions only to the extent that the aggregate value of the distributions exceed the Class J Return Threshold applicable to that Unit.

(d) Tax Distributions

The Partnership is required to distribute to each Limited Partner on an annual basis or more frequently, to the extent the Partnership has available cash and is not subject to any provisions prohibiting it from doing so, tax distributions in an amount equal to the greater of (i) the amount of the Limited Partner’s U.S. federal, state and local income taxes or (ii) the amount of the Limited Partner’s Canadian income taxes, with respect to the Limited Partner’s allocable share of any Partnership net taxable income and gain for such fiscal period, determined by assuming that such income or gain, as applicable, is taxable to the Limited partner, at the greater of (x) the highest marginal U.S. federal income tax rate then in effect, and a state and local income tax rate equal to the highest marginal rate then in effect for an individual or corporation that is a resident of New York, New York or (y) the highest combined provincial and federal income tax rate applicable to an individual or corporation that is a resident of Canada and is subject to tax in the province of Canada that has the highest income tax rate.

Class A Units

The following is the activity for the Class A Units during the period from July 13, 2011 to December 31, 2011:

As of July 13, 2011	—	$—
Issuance of Class A Units	623,619,973	623,619,973

As of December 31, 2011	623,619,973	$623,619,973

Equity-Based Compensation — Class M

The Partnership has one class of Units (Class M) that have been issued as long-term incentive compensation to management and independent member of the board of directors. In addition, the Partnership has issued phantom M Units to certain employees resident in Canada, which are treated as Class M Units for purposes of this description and the financial statements. The Class M Units are subject to the participation preferences and other rights of the Class A capital as described in this note.

In conjunction with the Partnership’s 2011 Management Incentive Plan, the Partnership issued 23,717,500 Class M Units in December, 2011. The Class M Units have certain time vesting and performance based vesting provisions, as more precisely defined in the grant agreements. Generally, 5/7 or 71.4% of the Class M Units designated as Time Vesting Units vest at the rate of twenty percent (20%) on each of the first, second, third, fourth and fifth anniversaries of the grant date. For the purposes of calculating periodic equity-based compensation expense, a five-year requisite service period has been assumed for the Time Vesting Units and expense is recognized using the straight-line allocation method. In addition, upon termination of a participant for any reason other than Cause or upon resignation for good reason within the twenty four (24) month period following a change in control, all the then outstanding unvested Time Vesting Units shall immediately become vested upon such termination. The remaining 2/7 or 28.6% of the M Units that are designated as Performance Vesting Units vest 50% upon a 2.0x cash return on sponsor contributed capital and the remaining 50% upon a 2.5x cash return on sponsor contributed capital. The performance conditions for 2011 have not been met. At each future reporting period, the Partnership will assess the probability of the likelihood that the Performance Vesting Units will become eligible to vest.

As of December 31, 2011, there is a pool of additional 9,278,929 Time Vesting Units and 3,711,571 Performance Vesting Units that have been authorized for issuance. As of December 31, 2011 there were 180,000 units vested.

The following is the activity for the Class M Units during the period from July 13, 2011 to December 31, 2011:

Class M Units (Time Vesting Units)	Number of Awards	Grant Date Fair Value per Unit (Weighted Average)
As of July 13, 2011	—	$—
Granted	16,992,500	0.30
Forfeited	—	—

As of December 31, 2011	16,992,500	$0.30

Class M Units (Performance Vesting Units)	Number of Awards	Fair Value
As of July 13, 2011	—	$—
Granted	6,725,000	0.26
Forfeited	—	—

As of December 31, 2011	6,725,000	$0.26

Equity-Based Awards to Non-Employees-Class J

The Partnership has one class of Units (Class J) that have been issued as awards to non-employees for services rendered to the Partnership. The Class J Units are subject to the participation preferences and other rights of the Class A and Class M units as described in this note along with time and performance metrics that have not yet been met. No J Units have vested. Once these metrics are achieved and vesting occurs, the Company would record an expense relating to the value of the J shares. At each future reporting period, the Partnership will assess the probability of the likelihood that the Performance Vesting Units will become eligible to vest.

The following is the activity for the Class J Units during the period from July 13, 2011 to December 31, 2011:

Number of Awards
Class J-1 Units As of July 13, 2011	—
Issuance of Class J-1 Units	30,265,198

As of December 31, 2011	30,265,198

Class J-2 Units As of July 13, 2011	—
Issuance of Class J-2 Units	15,133,000

As of December 31, 2011	15,133,000

Class J-3 Units As of July 13, 2011	—
Issuance of Class J-3 Units	15,133,000

As of December 31, 2011	15,133,000

The Class M Units and Class J Units contain certain repurchase provisions which could result in an award being settled in cash in the event of certain types of termination scenarios. The Company established a policy that settlement will not occur until the point in time where the unitholder has borne sufficient risks and rewards of equity ownership, assumed as six-months and one-day post vesting.

Equity-based compensation- Fair value

The Company accounts for equity-based compensation in accordance with the fair value provisions of ASC 718. Principals of option pricing theory were used to calculate the fair value of the subject grants. Under this methodology, the Company’s various classes of Units are modeled as call options with distinct claims on the assets of the Company. The characteristics of the Unit classes, as determined by the unit agreements and the Company’s limited partnership agreements, determine the uniqueness of each Unit’s claim on the Company’s assets relative to each other and the other components of the Company’s capital structure. Periodic valuations are performed in order to properly recognize equity-based compensation expense.

The equity unit valuations included the following key assumptions in the determination of grant date fair value, summarized as follows:

Period ended
December 31, 2011
Implied Equity Volatility	60%
Expected Dividends	None
Risk-free Rate	0.9%
Expected term	5.0 years

20. EARNINGS PER UNIT

Basic and diluted earnings per unit for period of July 13 to December 31, 2011 (Successor) were calculated as follows (in thousands, except per unit amounts):

July 13, 2011 Through September 30, 2011
Basic weighted average number of units outstanding	620,646
Effect of dilutive securities	—

Dilutive average units outstanding	620,646

Net income attributable to owners	$25,589
Net income attributable to other securities	0
Net income attributable to Class A units	25,589
Basic earnings per Class A unit	$0.04
Dilutive earnings per Class A unit	$0.04

21. SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 4, 2012, the date the consolidated financial statements were available to be issued. Except for the following items, we are not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the completion of this report, that would have a material impact on the consolidated financial statements.

On April 13, 2012, we issued $550.0 million of 7.75% Senior Notes due 2020 (the “Initial Notes”) at an initial offering price of 100% of the principal amount (the “Offering”). The net proceeds from the sale of the Initial Notes were $537.4 million, net of debt issuance costs of $12.6 million, and were used, in part, to repay $350.0 million of the Sponsor Loan. The remaining proceeds of approximately $187.4 million from the Offering were retained by the Company for general corporate purposes. The remaining $150.0 million of the Sponsor Loan net of discount was contributed to a subsidiary of TMM Holdings, and the Sponsors acquired additional Class A units of the Company. The remaining balance of the unamortized discount totaling $7.9 million was written off in the quarter ended June 30, 2012 as a result of the retirement of the Sponsor Loan.

On August 21, 2012, we issued an additional $125.0 million of 7.75% Senior Notes due 2020 (the “Additional Notes” together with the Initial Notes the “Senior Notes”) at an initial offering price of 105.5% of the principal amount. The Company received $132.5 million, net of debt issuance costs of $2.8 million. The net proceeds were used for general corporate purposes. The Additional Notes issued August 21, 2012 were issued pursuant to the existing indenture dated as of April 13, 2012.

In conjunction with the August 21, 2012 Additional Notes offering, the Company exercised the accordion feature of the Credit Facility and expanded the line from $75.0 million to $125.0 million in capacity.

As of December 31, 2011, the Company has a $122.9 million receivable from the Predecessor Parent Company, which represents the indemnification of certain covered tax matters as agreed to in connection with the Acquisition. Subsequent to December 31, 2011, the Company increased the standby letters of credit from the Predecessor Parent Company from $15.0 million to $84.0 million in connection the tax indemnification receivable.

******

TMM Holdings Limited Partnership

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Cash and cash equivalents	$412,779	$279,322
Restricted cash	2,955	5,000
Real estate inventory	1,275,763	1,003,482
Land deposits	11,927	13,565
Loans receivable, net	62,946	55,895
Mortgage receivables	38,884	33,961
Tax indemnification receivable	113,316	122,871
Prepaid expenses and other assets, net	94,967	50,253
Other receivables, net	46,805	53,109
Investment in unconsolidated entities	77,987	37,640
Deferred tax assets, net	2,809	—
Property and equipment, net	5,995	6,236
Intangible assets, net	9,166	9,733

Total assets	$2,156,299	$1,671,067

LIABILITIES AND EQUITY
Liabilities
Accounts payable	$88,887	$64,843
Accrued expenses and other liabilities	167,830	194,652
Income taxes payable	111,531	119,032
Deferred tax liabilities, net	—	4,032
Customer deposits	84,553	60,193
Mortgage borrowings	35,890	32,730
Loans payable and other borrowings	116,397	78,623
Long-term debt (Due to related party)	—	488,397
Senior notes	681,764	—

Total liabilities	1,286,852	1,042,502
COMMITMENTS AND CONTINGENCIES (Note 14)
Equity
Net owners’ equity	881,676	649,209
Accumulated other comprehensive loss	(19,922)	(30,065)

Total owners’ equity	861,754	619,144
Non controlling interests	7,693	9,421

Total equity	869,447	628,565

TOTAL LIABILITIES AND EQUITY	$2,156,299	$1,671,067

See accompanying notes to condensed consolidated and combined financial statements

TMM Holdings Limited Partnership

Unaudited Condensed Consolidated and Combined Statements of Operations

(Amounts in thousands except per unit data)

	Successor			Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	July 1, 2011 Through July 12, 2011	January 1, 2011 Through July 12, 2011
Home closing revenue	$302,899	$829,221	$299,163	$14,836	$600,069
Land closing revenue	13,452	36,102	6,177	—	13,639
Mortgage operations revenue	5,104	13,705	3,384	—	6,027

Total revenues	321,455	879,028	308,724	14,836	619,735
Cost of home closings	235,517	663,656	239,740	11,103	474,534
Cost of land closings	8,918	27,881	5,477	—	7,133
Mortgage operations expenses	2,996	7,667	2,071	—	3,818

Total cost of revenues	247,431	699,204	247,288	11,103	485,485
Operating gross margin	74,024	179,824	61,436	3,733	134,250
Sales, commissions and other marketing costs	19,092	52,230	14,342	1,481	40,126
General and administrative expenses	13,123	41,091	15,251	3,591	35,743
Equity in net income of unconsolidated entities	(3,710)	(11,497)	(488)	(274)	(2,803)
Loss on extinguishment of debt	—	7,853	—	—	—
Transaction expense	—	—	38,278	—	—
Indemnification (income) expense	793	13,063	(1,104)	—	—
Other (income) expense, net	703	(1,655)	66	243	(9,717)

Income (loss) before income taxes	44,023	78,739	(4,909)	(1,308)	70,901
Income tax provision (benefit)	1,586	(3,090)	8,500	609	20,881

Net income (loss)	42,437	81,829	(13,409)	(1,917)	50,020
Loss (income) attributable to noncontrolling interests	166	(72)	(866)	—	(4,122)
Net income (loss) attributable to Owners	$42,603	$81,757	$(14,275)	$(1,917)	$45,898

Income per Class A unit
Basic	$0.06	$0.12	$(0.02)
Dilutive	$0.06	$0.12	$(0.02)
Weighted Average Number of Class A units
Basic	762,173	710,089	620,320
Diluted	762,173	710,089	620,320

See accompanying notes to condensed consolidated and combined financial statements

TMM Holdings Limited Partnership

Unaudited Condensed Consolidated and Combined Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	Successor			Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	July 1, 2011 Through July 12, 2011	January 1, 2011 Through July 12, 2011
Net income (loss)	$42,437	$81,829	$(13,409)	$(1,917)	$50,020
Other comprehensive income, net of zero tax:
Foreign currency translation adjustment	14,981	7,745	(27,383)	—	8,866
Post-retirement benefits adjustments	1,098	2,398	—	—	214

Comprehensive income (loss)	55,516	91,972	(40,792)	(1,917)	59,100
Loss (income) attributable to noncontrolling interests	166	(72)	(866)	—	(4,122)

Comprehensive income (loss) attributable to owners	$58,682	$91,900	$(41,658)	$(1,917)	$54,978

See accompanying notes to condensed consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY

(Amounts in thousands)

	Net Owners’ Equity	Accumulated Other Comprehensive (Loss)Income	Total Owners’ Equity	Noncontrolling Interests	Total Equity
Balance – December 31, 2010, Predecessor	$463,211	$(2,503)	$460,708	$4,823	$465,531
Net income	45,898	—	45,898	4,122	50,020
Other Comprehensive Income	—	9,080	9,080	—	9,080
Receivable from Predecessor Parent Company, net	11,359	—	11,359	—	11,359
Distributions to noncontrolling interests	—	—	—	(5,326)	(5,326)

Balance – July 12, 2011, Predecessor	520,468	6,577	527,045	3,619	530,664
Initial Capital Contribution and purchase price allocation	99,852	(6,577)	93,275	9,574	102,849
Net Income	(14,275)	—	(14,275)	866	(13,409)
Other Comprehensive Income	—	(27,383)	(27,383)	—	(27,383)
Distributions to noncontrolling interests	—	—	—	(2,250)	(2,250)

Balance – September 30, 2011, Successor	$606,045	$(27,383)	$578,662	$11,809	$590,471

	Net Owners’ Equity	Accumulated Other Comprehensive (Loss)Income	Total Owners’ Equity	Noncontrolling Interests	Total Equity
Balance – December 31, 2011, Successor	$649,209	$(30,065)	$619,144	$9,421	$628,565
Net income	81,757	—	81,757	72	81,829
Other Comprehensive Income	—	10,143	10,143	—	10,143
Share based compensation	1,664	—	1,664	—	1,664
Distributions to noncontrolling interests	—	—	—	(1,800)	(1,800)
Contribution of debt in exchange for equity	146,633	—	146,633	—	146,633
Equity contributions	2,413	—	2,413	—	2,413

Balance – September 30, 2012, Successor	$881,676	$(19,922)	$861,754	$7,693	$869,447

See accompanying notes to condensed consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	January 1, 2011 Through July 12, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$81,829	$(13,409)	$50,020
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share based compensation expense	1,664	—	—
Equity in net (income) loss of unconsolidated entities	(11,497)	(488)	(2,803)
Distributions of earnings from unconsolidated entities	9,409	1,731	9,603
Depreciation and amortization	4,595	1,149	1,655
Loss on extinguishment of debt	7,853	—
Deferred income taxes	(6,908)	(4,639)	423
Changes in operating assets and liabilities:
Inventory and land deposits	(202,508)	1,778	23,832
Receivables, prepaid expenses, and other assets	(63,685)	2,713	(8,426)
Customer deposits	22,392	(7,969)	(6,506)
Accounts payable, accrued expenses, and other liabilities	(19,409)	(11,864)	(9,407)
Income taxes payable	17,877	134	(6,992)

Net cash (used in) provided by operating activities	(158,388)	(30,864)	51,399

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,098)	(189)	(1,329)
Investments in unconsolidated entities	(7,325)	(246)	—
Decrease (increase) in restricted cash	2,045	(809)	(3,260)

Net cash used in investing activities	(7,378)	(1,244)	(4,589)

CASH FLOW FROM FINANCING ACTIVITIES:
Deferred financing costs	(18,455)	(2,751)	—
Payments on net payable to Predecessor Parent Company	—	—	(3,000)
Borrowings on net payable to Predecessor Parent Company	—	—	80,554
Distributions to noncontrolling interests	(1,800)	(2,250)	(5,326)
Increase in receivable from Predecessor Parent Company	—	—	8,560
Net borrowings on line of credit related to mortgages payable	3,160	(8,686)	27,492
Proceeds from senior notes, loans payable and other borrowings	707,629	—	—
Repayments of long term debt, loans payable and other borrowings	(399,442)	(139,506)	(27,778)
Equity contributions	2,413	55,500	—

Net cash provided by financing activities	293,505	(97,693)	80,502

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$5,718	$(18,639)	$2,699

See accompanying notes to condensed consolidated and combined financial statements                (Continued)

TMM HOLDINGS LIMITED PARTNERSHIP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Successor		Predecessor
	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	January 1, 2011 Through July 12, 2011
NET INCREASE IN CASH AND CASH EQUIVALENTS	$133,457	$(148,440)	$130,011
CASH AND CASH EQUIVALENTS — Beginning of period	279,322	295,426	165,415

CASH AND CASH EQUIVALENTS — End of period	412,779	146,986	295,426

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid — net of amounts capitalized	—	—	—

Income taxes paid — net	$(33,180)	$(42)	$(24,024)

SUPPLEMENTAL NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES:
Decrease (increase) in notes payable issued to sellers in connection with land purchase contracts	$(59,729)	$—	$5,707
Contribution of debt in exchange for equity	$146,633	$—	$499,935
Conversion of loan receivable to equity of joint ventures	$29,143	$—	$—
Decrease in tax indemnification from Predecessor Parent Company	$9,555	$(1,104)	$—

See accompanying notes to condensed consolidated and combined financial statements

TMM HOLDINGS LIMITED PARTNERSHIP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

1. BUSINESS

Organization and Description of the Business — TMM Holdings Limited Partnership (“TMM Holdings” or “the Company”) is a British Columbia limited partnership formed in 2011 by a consortium comprised of affiliates of TPG Global, LLC, investment funds managed by Oaktree Capital Management, L.P. or their respective subsidiaries, and affiliates of JH Investments (the “Sponsors”). On July 13, 2011, TMM Holdings, through various wholly owned acquisition subsidiaries, acquired all of the outstanding shares of Taylor Woodrow Holdings (USA), Inc. (“Taylor Morrison”) (now known as Taylor Morrison Communities, Inc.) and Monarch Corporation (“Monarch”) (now known as Monarch Communities, Inc.) from Taylor Wimpey plc. (“Predecessor Parent Company”) through a combination of equity and debt (the “Acquisition”). In conjunction with the Acquisition, a series of holding companies and partnerships were established to hold TMM Holdings’ investments in the acquired businesses. Taylor Morrison’s principal business is residential homebuilding and the development of lifestyle communities throughout the United States, with operations focused in Arizona, California, Colorado, Florida, and Texas. Taylor Morrison’s product lines feature entry-level, move-up, and luxury homes. Monarch was founded in the province of Ontario in 1957 and is one of the oldest names in Canadian homebuilding. Its businesses concentrate on high-rise and low-rise residential construction in Ontario, Canada. Taylor Morrison and Monarch are the general contractors for all of their projects and retain subcontractors for home construction and site development. In addition to homebuilding, Taylor Morrison offers financial services to its customers in the U.S. through its mortgage brokerage subsidiary, Taylor Morrison Home Funding (TMHF), and title examination services in some locations through various joint ventures.

Taylor Morrison and Monarch represented the North American subsidiaries of the Predecessor Parent Company, a United Kingdom publicly held homebuilder, incorporated under the Company Act of 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation — The accompanying consolidated and combined financial statements include the accounts of TMM Holdings, Taylor Morrison, Monarch, their consolidated subsidiaries, partnerships, and other entities in which the companies have a controlling financial interest (collectively, “we,” “us,” “our,” “TMM Holdings”, and the “Company”). The consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with our report of the consolidated and combined financial statements for the period from July 13, 2011 through December 31, 2011 (Successor), and for the period from January 1, 2011 through July 12, 2011 (Predecessor). In the opinion of management, the accompanying interim financial statements and footnotes include all adjustments necessary, which only include normal recurring adjustments, for fair presentation of our results for the interim periods presented. Results of interim periods are not necessarily indicative of results to be expected for the full year. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, the acquisition was accounted for on July 13, 2011 under the acquisition basis of accounting and all acquired assets and assumed liabilities were recorded at fair value. In connection with the Acquisition, the Company is sometimes referred to as the “Successor” for the period on or after July 13, 2011, and the “Predecessor” for periods prior to July 13, 2011. The Predecessor’s financial statements include the accounts of Taylor Morrison and Monarch, their consolidated subsidiaries and other entities in which the companies have controlling financial interests, and have been combined given the common ownership and control by the Predecessor Parent Company.

On July 13, 2011, TMM and its subsidiaries acquired 100% of the issued share capital of Taylor Morrison and Monarch. for aggregate cash consideration of approximately $1.2 billion. The Acquisition has been accounted for as a purchase under ASC Topic 805, “Business Combinations.” As a result of the change in ownership, the Company’s historical financial data for periods prior to the July 13, 2011 Acquisition (the predecessor periods) are derived from the historical financial statements of the predecessor, the North American business of Taylor Wimpey plc., which financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition. The Company’s financial statements for periods from and after the July 13, 2011 Acquisition (the successor period) are derived from the financial statements of TMM Holdings, which reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. Therefore, the financial information for the predecessor periods is not comparable with that for the successor period.

All intercompany balances and transactions have been eliminated in consolidation. Unless otherwise stated, amounts are shown in U.S. dollars. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date, and revenues and expenses are translated at average rates of exchange prevailing during the applicable period presented.

Purchase Price Allocation and Related Acquisition Accounting — TMM Holdings acquired the Taylor Morrison and Monarch businesses for total consideration of approximately $1.2 billion. In accordance with ASC 805, the effects of the acquisition are reflected on the date of the transaction in the financial statements of the acquired businesses by recording the assets and liabilities at their fair values in order to reflect the purchase price paid in the acquisition.

Cash and cash equivalents, other assets, accounts payable, and accrued and other liabilities were generally stated at historical carrying values given the short-term nature of these assets and liabilities. Income tax receivables and liabilities were recorded at historical carrying values in accordance with ASC 805. The Predecessor Parent Company is indemnifying the Company for specific uncertain tax positions for which tax liabilities are included in income taxes payable in the accompanying consolidated balance sheets. A receivable due from the Predecessor Parent Company for the indemnification is valued at the same amount as the estimated income tax liability. Increases in the indemnification or releases of the indemnification amounts are recorded in the indemnification expense line of the accompany condensed consolidated statement of income.

The Company determined the fair value of inventory on a community-by-community basis primarily using the sales comparison and income approaches. The income approach derives a value indication for income producing property by converting anticipated benefits, i.e. cash flow, into property value. This approach was used exclusively for finished lots. The sales comparison approach uses recent land sales to provide a lot value for finished lots or an average value for raw land. In markets where there were no recent land sales the third party appraiser conducted interviews with local market participants, including brokers and appraisers, to gain an understanding at local land and lot values. In instances where both the income and sales approaches were used, equal weighting were typically given to each approach. These estimated cash flows are significantly impacted by estimates related to expected average selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities.

The fair value of acquired intangible assets was determined based on valuations performed by independent valuation specialists. The intangibles were valued at $10.2 million and relate to trade names of Taylor Morrison and Monarch and are being amortized over 10 years. For the three and nine months ended September 30, 2012 , amortization of $0.26 million and $0.77 million, respectively, was recorded and is included in general and administrative expenses in the accompanying condensed consolidated statements of income. The corresponding amortization for the period from July 13, 2011 to September 30, 2011 was $0.22 million.

The Company completed its business combination accounting as of December 31, 2011. A summary of the fair value of assets acquired and liabilities assumed as of July 13, 2011, is as follows (in thousands):

Financial Statement Caption	Total
Cash and cash equivalents	$295,426
Restricted cash	6,705
Inventory	1,036,068
Land deposits	9,667
Loan receivables	76,386
Mortgage receivables	32,531
Other receivables	64,481
Tax indemnity receivable	129,686
Prepaid expenses and other assets — net	48,781
Investments in unconsolidated entities	38,488
Property and equipment — net	6,591
Intangible assets	10,200
Net deferred tax liabilities	(16,240)
Accounts payable	(44,763)
Accrued expenses and other liabilities	(199,235)
Income taxes payable	(120,878)
Customer deposits	(71,155)
Mortgage borrowings	(32,134)
Loans payable and other borrowings	(80,092)
Noncontrolling interests	(13,193)

Net assets acquired at fair value	1,177,320
Less amounts financed through debt	(612,500)

Equity infusion paid to seller	564,820
Cash contributed by the Sponsors	55,500

Net Sponsors equity	620,320
Less carrying basis of Predecessors’ equity	(527,045)

Initial capital contribution and purchase price allocation adjustments	$93,275

Unaudited supplemental pro-forma information — The unaudited supplemental pro forma information presented below includes the effects of the acquisition of the Taylor Morrison and Monarch businesses as if it had been completed as of January 1, 2011. The pro forma results include (i) the impact of certain estimated fair value adjustments and (ii) interest expense associated with debt used to fund the acquisition. The pro forma results for the nine months ended September 30, 2011 include adjustments for the financial impact of certain acquisition related items incurred during the period from July 13, 2011 through December 31, 2011. Accordingly, the following unaudited pro forma financial information should not be considered indicative of either future results or results that might have occurred had the acquisition been consummated as of January 1, 2011 (in thousands):

Nine Months Ended September 30, 2011
Total revenues	$928,159
Net income	$82,472

Transaction and Integration Costs — Transaction and integration costs directly related to the acquisition, excluding the impact of restructuring costs and acquisition accounting adjustments, totaled $39.4 million, of which $38.3 million was incurred as of September 30, 2011 by TMM Holdings and the Sponsors and are recorded as transaction expenses in the Successor period.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated and combined financial statements and accompanying notes. Significant estimates include the purchase price allocation, valuation of certain real estate, deferred tax assets, reserves for warranty and self-insured risks, and valuations performed for measuring the fair value of equity arrangements. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, and short-term, highly liquid investments. We consider all highly liquid investments with original maturities of 90 days or less, such as certificates of deposit, money market funds, and commercial paper to be cash equivalents.

Restricted Cash — Restricted cash consists of amounts pledged to collateralize mortgage credit lines, outstanding letters of credit and funds in escrow related to community development district bonds.

Concentration of Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk include cash and cash equivalents. Cash and cash equivalents include amounts on deposit with financial institutions in excess of the federally insured limits. As of September 30, 2012, the Company had $113.3 million receivable from the Predecessor Parent Company which represents the indemnification of certain covered tax matters as agreed to in connection with the Acquisition. The Company has $84.0 million in standby letters of credit from the Predecessor Parent Company for a portion of this receivable. In addition, the Company is exposed to credit risk to the extent that mortgage and loan borrowers may fail to meet their contractual obligations. This risk is mitigated by collateralizing the mortgaged property or land that was sold to the buyer.

Loan Receivables — Loans receivable consist of loans receivable due from land buyers and certain of our joint ventures, are secured by underlying land, bear interest at various rates from 0% to 7.14% as of September 30, 2012 and December 31, 2011, and mature at various dates through 2015. The Company imputes interest for loans with no stated interest rates. The Company reviews the creditworthiness and past performance of entities it has receivables from as well as monitors the value of the secured assets supporting those receivables on an ongoing basis.

Mortgage Receivables — Mortgage receivables consist of mortgages due from buyers of Taylor Morrison homes that are financed through Taylor Morrison’s mortgage brokerage subsidiary. Mortgages receivable are held for sale and are carried at fair value, which is calculated using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations.

Tax Indemnification from Predecessor Parent Company — The Predecessor Parent Company has indemnified TMM Holdings for specific uncertain tax positions existing as of the date of the Acquisition. An indemnification receivable was recorded at Acquisition and is reduced as the related uncertain tax liabilities are resolved. The indemnification receivable also includes a periodic increase for accrued interest, penalties, and additional identified tax issues covered by the indemnity, offset by periodic decreases as uncertain tax matters and related tax obligations are resolved. The receivable due from the Predecessor Parent Company for the indemnification is valued at the same amount as the estimated income tax liability.

Other Receivables — Our other accounts receivable primarily consist of amounts due from buyers of condominiums, as well as other amounts expected to be recovered from various community development districts, utility deposits, and rebates due from construction materials vendors. Allowances of $2.7 million as of

September 30, 2012 and $3.9 million at December 31, 2011 are maintained for probable credit losses based on historical experience, present economic conditions, and other factors considered relevant by management.

Real Estate Inventory — Real estate inventory consists of land, land under development, homes under construction, completed homes, and model homes, and is stated at cost, net of impairment charges. In addition to direct acquisition costs, we also capitalize interest, real estate taxes, and related development costs that benefit the entire community, such as field construction supervision and related direct overhead. Home construction costs are accumulated and charged to cost of sales at home closing using the specific identification method. Land acquisition, development, interest, taxes, overhead, and condominium construction costs are allocated to homes and units using methods that approximate the relative sales value method. These costs are capitalized to inventory from the point development begins to the point construction is completed, while selling costs are expensed as incurred. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community’s inventory until activity begins again. Changes in estimated costs to be incurred in a community are generally allocated to the remaining homes on a prospective basis.

We assess the recoverability of our real estate inventory in accordance with the provisions of ASC Topic 360, Property, Plant, and Equipment. ASC 360 requires that companies evaluate long-lived assets that are expected to be held and used in operations, including inventories, for recoverability based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows, which we consider to be at the individual community level. If the carrying value of the assets exceeds their estimated undiscounted cash flows, then the assets are deemed to be impaired and are recorded at fair value as of the assessment date. We evaluate cash flows on a community-by-community basis. These cash flows are significantly impacted by various estimates of sales prices, construction costs, sales pace, and other factors, and the estimated fair values are determined by applying a discount rate to the estimated future cash flows of the community. For the three and nine months ended September 30, 2012 and 2011, no impairment charges were recorded.

In certain cases, we may elect to stop development and/or marketing of an existing community if we believe the economic performance of the community would be maximized by deferring development for a period of time to allow market conditions to improve. The decision may be based on financial and/or operational metrics. If we decide to stop developing a project, we will impair such project if necessary to its fair value as discussed above and then cease future development and/or marketing activity until such a time when management believes that market conditions have improved and economic performance can be maximized. Quarterly, we review all communities, for potential impairments.

When we elect to stop development of a community, it is management’s belief that the community is affected by local market conditions that are expected to improve within the next 3 to 5 years. Therefore, a temporary postponement of construction and development is expected to yield better returns. For these communities, as well as our real estate held for development or sale, our assessment of the carrying value of these assets typically includes subjective estimates of future performance, including the timing of when development will recommence, the type of product to be offered, and the margin to be realized. In the future some of these inactive communities may be re-opened while others may be sold. As of December 31, 2011, we had 34 inactive communities. As of September 30, 2012, we had 13 inactive communities with a carrying value of $20.7 million of which $17.8 million and $2.9 million is in our West and East Region, respectively. During the nine months ended September 30, 2012, we placed no communities into inactive status.

The life cycle of an active community generally ranges from three to five years, commencing with the acquisition of unentitled or entitled land, continuing through the land development phase and concluding with the sale, construction and delivery of homes. Actual community lives will vary based on the size of the community, the sales absorption rate and whether we purchased the property as raw land or finished lots. Due to recent economic conditions, estimated community lives could be significantly longer than they have been previously. As of September 30, 2012 and December 31, 2011, we were actively selling in126 and 135 communities, respectively.

Inventory as of September 30, 2012 and December 31, 2011, consists of the following (in thousands):

	September 30, 2012	December 31, 2011
Operating communities	$1,132,066	$830,573
Real estate held for development or sale	143,697	172,909

Total inventory	$1,275,763	$1,003,482

Capitalized Interest — We capitalize certain interest costs to inventory during the development and construction periods. Capitalized interest is charged to cost of sales when the related inventory is delivered or when the related inventory is charged to cost of revenues under the percentage-of-completion method of accounting. Interest capitalized, incurred, and expensed as of and during the three and nine months ended September 30, 2012 and 2011, is as follows (in thousands):

	Successor				Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011		January 1, 2011 Through July 12, 2011
Interest capitalized – beginning of period	$48,159	$27,491	$		$68,202
Interest capitalized	12,989	46,132		17,846	23,091
Interest amortized to cost of sales	(6,744)	(19,219)		(1,273)	(19,244)
Foreign currency adjustment	—	—		—	51

Interest capitalized – end of period	$54,404	$54,404		$16,573	$72,100

Interest incurred during the three and nine months ended September 30, 2012 was $13.0 million and $46.1 million, respectively, and $17.9 million and $41.0 million for the period from July 13, 2011 to September 30, 2011 and for the period from January 1, 2011 through July 12, 2011, respectively.

Land Deposits — Deposits we pay related to land options and land purchase contracts are capitalized when paid and classified as land deposits until the associated property is purchased. Deposits are recorded as a component of inventory at the time the deposit is applied to the acquisition price of the land based on the terms of the underlying agreements. To the extent the deposits are nonrefundable, deposits are charged to expense if the land acquisition process is terminated or no longer determined probable. We review the likelihood of the acquisition of contracted lots in conjunction with our periodic real estate impairment analysis.

We are subject to the usual obligations associated with entering into contracts (including option contracts) for the purchase, development, and sale of real estate in the routine conduct of our business. We have a number of land purchase option contracts, generally through cash deposits or letters of credit, for the right to purchase land or lots at a future point in time with predetermined terms. With respect to option agreements, we do not have title to the property and the creditors generally have no recourse against us. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits and/or letters of credit. As of September 30, 2012 and December 31, 2011, we had the option to purchase approximately 6,980 and 4,523 lots under land option and land purchase contracts, respectively, which represents purchase commitments of $283.5 million and $239.5 million, respectively. As of September 30, 2012, we had $11.9 million in land deposits and $17.6 million in letters of credit related to land options and land purchase contracts. As of December 31, 2011, we had $13.6 million in land deposits and $43.6 million in letters of credit related to land options and land purchase contracts.

For the three and nine months ended September 30, 2012 and 2011, no impairments of option deposits or capitalized pre-acquisition costs were recorded.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs) — In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development.

In accordance with ASC 810, Consolidation, we have concluded that when we enter into an option or purchase agreement to acquire land or lots and pay a nonrefundable deposit, a VIE may be created because we are deemed to have provided subordinated financial support that will absorb some or all of an entity’s expected losses if they occur. For each VIE, we assess whether we are the primary beneficiary by first determining if we have the ability to control the activities of the VIE that most significantly impact its economic performance. Such activities include, but are not limited to, the ability to determine the budget and scope of land development work, if any; the ability to control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not under contract with the Company; and the ability to change or amend the existing option contract with the VIE. If we are not able to control such activities, we are not considered the primary beneficiary of the VIE. If we do have the ability to control such activities, we will continue our analysis by determining if we are expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if we will potentially benefit from a significant amount of the VIE’s expected gains. If we are the primary beneficiary of the VIE, we will consolidate the VIE in our consolidated and combined financial statements and reflect such assets and liabilities as consolidated real estate not owned within our inventory balance in the accompanying consolidated balance sheets. We currently have no VIE’s that we consolidate. Our exposure to loss related to our option contracts with third parties and unconsolidated entities consisted of our nonrefundable option deposits totaling $11.9 million and $13.6 million, as of September 30, 2012 and December 31, 2011, respectively. Additionally, we posted $17.6 million and $43.6 million of letters of credit in lieu of cash deposits under certain option contracts as of September 30, 2012 and December 31, 2011, respectively. Creditors of these VIEs, if any, have no recourse against us.

We are also involved in several joint ventures with independent third parties for our homebuilding activities. We use the equity method of accounting for investments that qualify as VIEs where we are not the primary beneficiary and entities that we do not control or where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. For those unconsolidated entities in which we function as the managing member, we have evaluated the rights held by our joint venture partners and determined that they have substantive participating rights that preclude the presumption of control. For joint ventures accounted for using the equity method, our share of net earnings or losses is included in equity in net earnings (loss) of unconsolidated entities when earned and distributions are credited against our investment in the joint venture when received.

Noncontrolling Interests — We have consolidated joint ventures where the Company was determined to be the controlling member. Therefore, those entities’ financial statements are consolidated in the Company’s unaudited condensed consolidated and combined financial statements and the other partners’ equity is recorded as noncontrolling interests.

Property and Equipment — Property and equipment is stated at cost, less accumulated depreciation. Gross property and equipment excluding software licenses at September 30, 2012 and December 31, 2011, consists of $8.1 million and $7.9 million, respectively, of computer and office equipment. Accumulated depreciation related to these assets was $2.4 million and $1.7 million at September 30, 2012 and December 31, 2011, respectively. Depreciation expense was $0.2 million and $0.7 million for the three and nine months ending September 30, 2012, respectively and $0.7 million and $2.3 million for for the period from July 13, 2011 to September 30, 2011 and for the period from January 1, 2011 through July 12, 2011, respectively and is recorded in general and administrative expenses in the accompanying Consolidated and Combined Statements of Operations. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years. Maintenance and repair costs are expensed as incurred.

Income Taxes — We account for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recorded based on future tax consequences of temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

In accordance with the provisions of ASC 740, we periodically assess our deferred tax assets, including the benefit from net operating losses (NOLs), to determine if a valuation allowance is required. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences. Given the downturn in the homebuilding industry over the past several years, the degree of the economic recession, the instability and deterioration of the financial markets, and the resulting uncertainty in projections of our future taxable income, we recorded a full valuation allowance against our deferred tax assets during 2007. Taylor Morrison continues to maintain a partial valuation allowance against net deferred tax assets at September 30, 2012 and December 31, 2011, as we have determined that the weight of the negative evidence exceeds that of the positive evidence and it continues to be more likely than not that we will not be able to utilize all of our deferred tax assets. We continue to evaluate improving industry conditions and when appropriate in the future expect to recognize a portion of the deferred tax asset.

Insurance Costs and Self-Insurance Reserves — We have certain deductible limits under our workers’ compensation, automobile, and general liability insurance policies and we record expense and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are $50 million per occurrence in the annual aggregate and apply in excess of automobile liability, employers liability under workers compensation, and general liability policies. We also generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work, subject to certain limitations. We are the parent of Beneva Indemnity Company (“Beneva”), which provides insurance coverage for construction defects discovered during a period of time up to 10 years following the sale of a home, coverage for premise operations risk, and property coverage. We accrue for the expected costs associated with the deductibles and self-insured amounts under our various insurance policies based on historical claims, estimates for claims incurred but not reported, and potential for recovery of costs from insurance and other sources. The estimates are subject to significant variability due to factors, such as claim settlement patterns, litigation trends, and the extended period of time in which a construction defect claim might be made after the closing of a home. Although we believe our accruals are adequate, there can be no assurance that they will be sufficient over time to cover ultimate losses.

Warranty Reserves:

U.S. Operations — We offer limited warranties on our homes that generally provide for one-year warranties to cover various defects in workmanship or materials and we may cover certain structural warranties depending on statutory requirements for up to10 years. Warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Our warranty reserves are based on factors that include an actuarial study (for structural warranty), historical and anticipated warranty claims, trends related to similar product types, number of home closings, and geographical areas. The structural warranty is carried by Beneva, a wholly owned subsidiary of Taylor Morrison. We also provide third-party warranty coverage on homes where required by Federal Housing Administration or Veterans Administration lenders.

Canadian Operations — We offer a limited warranty that generally provides for seven years of structural coverage; two years of coverage for water penetration, electrical, plumbing, heating, and exterior cladding defects; and one year of coverage for workmanship and materials. We are responsible for performing all of the work during the warranty period. As a result, warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and labor during warranty periods. The warranty reserves are determined using historical experience and trends related to similar product types, and number of home closings.

We regularly review the reasonableness and adequacy of our recorded warranty reserves and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available. Warranty reserves are included in accrued expenses and other liabilities in the accompanying unaudited consolidated balance sheets. A summary of changes in our self-insurance and warranty reserves at and during the three and nine months ended September 30, 2012 and for the period from July 13, 2011 to September 30, 2011 and for the period from January 1, 2011 through July 12, 2011, respectively are as follows (in thousands):

	Successor			Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	January 1, 2011 Through July 12, 2011
Warranty reserve – beginning of period	$36,989	$43,158	$45,929	$50,069
Additions to reserves	1,823	5,141	6,858	9,634
Costs and claims incurred	(1,163)	(11,658)	(10,333)	(16,267)
Change in estimates to preexisting reserves	(187)	572	1,077	2,346
Fair value adjustments			(2,731)	—
Foreign currency adjustment	(1)	248		147

Warranty reserve – end of period	$37,461	$37,461	$40,800	$45,929

Revenue Recognition:

Home Sales — Revenues from home sales are recorded using the completed contract method of accounting at the time each home is delivered, title and possession are transferred to the buyer, there is no significant continuing involvement with the home, and the buyer has demonstrated sufficient initial and continuing investment in the property.

Condominium Sales — Revenues from the sale of condominium units is recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit, sufficient units in the project have been sold to ensure that the property will not be converted to a rental property, the sales proceeds are collectible, and the aggregate sales proceeds and the total cost of the project can be reasonably estimated. For our Canadian high rise condominiums, these conditions are met when a certificate of occupancy has been received, all significant conditions of registration have been performed and the purchaser has the right to occupy the unit.

Land Sales — Revenues from land sales are recognized when title is transferred to the buyer, there is no significant continuing involvement, and the buyer has demonstrated sufficient initial and continuing investment in the property sold. If the buyer has not made an adequate initial or continuing investment in the property, the profit on such sales is deferred until these conditions are met.

Mortgage Operations Revenue — Revenues from loan origination are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. All of the loans Taylor Morrison Home Funding, LLC (TMHF) originates are sold within a short period of time, generally 20 days, on a nonrecourse basis as further described in Note 15. After the loans are sold, the Company retains potential liability for possible claims by purchasers that it breached certain limited industry-standard representations and warranties in the loan sale agreement. Gains or losses from the sale of mortgages are recognized based on the difference between the selling price and carrying value of the related loans upon sale.

Deposits — Forfeited buyer deposits related to home, condominium, and land sales are recognized in other income in the accompanying unaudited condensed consolidated statements of income in the period in which we determine that the buyer will not complete the purchase of the property and the deposit is determined to be nonrefundable to the buyer.

Sales Discounts and Incentives — We grant our home buyers sales discounts and incentives from time to time, including cash discounts, discounts on options included in the home, option upgrades, and seller-paid financing or closing costs. Discounts are accounted for as a reduction in the sales price of the home.

Advertising Costs — We expense advertising costs as incurred. Advertising costs were $3.8 million and $10.8 million for the three and nine months ending September 30, 2012 and $2.1 million and $9.1 million for the July 13 2011 to September 30, 2011 and January 1, 2011 to July 12, 2011 periods, respectively.

Recently Adopted Accounting Pronouncements — In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The adoption of ASU 2011-04 did not have a material effect on the Company’s condensed consolidated and combined financial statements, but did require additional disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. ASU 2011-05 requires the presentation of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As a result of the adoption of ASU 2011-05 the Company added separate, but consecutive statements of comprehensive income.

3. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We participate in a number of joint ventures with unrelated third parties. These entities are generally involved in real estate development or mortgage lending and title services. We use the equity method of accounting for our investments in unconsolidated entities, which are not VIEs and which we do not control, but have ownership interests up to 50%.

We have investments in, and advances to, a number of joint ventures with unrelated parties to develop land and to develop condominium projects, including for-sale residential units and commercial space. Some of these joint ventures develop land for the sole use of the venture participants, including us, and others develop land for sale to the joint venture participants and to unrelated builders. Our share of the joint venture profit relating to lots we purchase from the joint ventures is deferred until homes are delivered by us and title passes to a homebuyer.

The investment in unconsolidated entities on the accompanying condensed consolidated balance sheets includes the fair value adjustments as a result of purchase accounting. Fair value adjustments for the Company’s investment in unconsolidated entities are recorded at the Company level and are amortized against the Company’s share of earnings of the underlying joint ventures as the underlying joint venture assets are sold.

4. INTANGIBLE ASSETS

In conjunction with the Acquisition, the Company performed an analysis on the fair value of the trade names using the income approach, and concluded that the fair value of the Taylor Morrison trade name was $4.1 million and the fair value of the Monarch trade name was $6.1 million. These amounts are being amortized over a 10-year period, and the amortization expense recorded during the three and nine months ended September 30,

2012, was $0.25 million and $0.75 million. There was $0.25 of amortization expense for the for the July 13, 2011 to September 30, 2011 period. Annual amortization expense is estimated to be $1.1 million in each of the next five years.

5. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of September 30, 2012 and December 31, 2011 in the accompanying condensed consolidated balance sheets, consist of the following (in thousands):

	September 30, 2012	December 31, 2011
Prepaid expenses	$62,675	$37,832
Other assets	32,292	12,421

Total prepaid expenses and other assets	$94,967	$50,253

Our prepaid expenses consist primarily of prepaid sales commissions, sales presentation centers, and model home costs, such as design fees and furniture. The prepaid sales commissions are recorded on pre-closing sales activities which are recognized on the ultimate closing of the units to which they relate. The model home and sales presentation centers costs are paid in advance and amortized over the life of the project on a per-unit basis, or a maximum of three years. Other assets consist primarily of various operating and escrow deposits, financing costs of Senior Notes, golf club membership inventory, pre-acquisition costs, and other deferred costs.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of September 30, 2012 and December 31, 2011 in the accompanying condensed consolidated balance sheets, consist of the following (in thousands):

	September 30, 2012	December 31, 2011
Real estate development costs to complete	$27,138	$45,670
Compensation and employee benefits	34,039	33,518
Insurance, litigation reserves, and other professional fees	9,941	19,917
Self-insurance and warranty reserves	37,461	43,158
Interest payable	25,330	17,322
Merger and restructuring reserves	2,414	2,803
Property and sales tax payable	7,800	9,616
Other accruals	23,707	22,648

Total accrued expenses and other liabilities	$167,830	$194,652

7. LOANS PAYABLE AND OTHER BORROWINGS

Loans payable and other borrowings as of September 30, 2012 and December 31, 2011 in the accompanying condensed consolidated balance sheets, consist of the amounts due to land sellers and for the financing of high-rise projects in Canada. Loans payable bear interest at rates that ranged from 0% to 8% at both September 30, 2012 and December 31, 2011, and generally are secured by the land that was acquired in connection with the loans. As of September 30, 2012 a total of $29.9 million of loans payable and other borrowings is scheduled for maturity during the subsequent twelve months. As of September 30, 2012 and December 31, 2011, we were in compliance with all financial covenants.

8. LONG-TERM DEBT

Sponsor Loan

In connection with the Acquisition in July 2011, the Company entered into a loan agreement with certain investment funds managed by Oaktree Capital Management and affiliates of TPG, providing for a $625.0 million senior unsecured loan (the “Sponsor Loan”) maturing on July 13, 2018. The Sponsor Loan was issued at a discount of 2.5% for $500.0 million of the balance and at par for the remaining $125.0 million balance. In August 2011, $125.0 million of the Sponsor Loan was repaid by Monarch from operating cash. In April 2012, in connection with the offering of the Senior Notes (as defined below), $350.0 million of the Sponsor Loan was repaid in full and the remaining $150.0 million was acquired by a subsidiary of the Company, and affiliates of TPG and investment funds managed by Oaktree Capital Management acquired $150.0 million of additional equity of the Company. The remaining balance of the unamortized discount totaling $7.9 million was written off in the quarter ended June 30, 2012 as a result of the retirement of the Sponsor Loan and is included in loss on extinguishment of debt in the accompanying condensed consolidated statements of income for the nine months ended September 30, 2012. Amortization expense of the discount was $0 and $0.4 million for the three and nine months ended September 30, 2012, respectively, and for $0.4 million the period of July 13, 2011 to September 30, 2011 which is included in interest expense in the accompanying condensed consolidated statements of operations. The Sponsor Loan bore a 13% annual interest rate calculated on a 360-day year. Interest amounts were paid quarterly on the final day of the period. Interest expense for the period of July 13, 2011 to September 30, 2011 was $14.4 million. Interest expense for the three and nine months ending September 30, 2012 was zero and $18.6 million, respectively. No interest was unpaid or accrued as of September 30, 2012 and December 31, 2011, respectively.

The outstanding balance of the Sponsor Loan was $488.4 million as of December 31, 2011, net of $11.6 million of unamortized discount, and $0 as of September 30, 2012.

Senior Notes

On April 13, 2012, we issued $550.0 million of 7.75% Senior Notes due 2020 (the “Initial Notes”) at an initial offering price of 100% of the principal amount (the “Offering”). The net proceeds from the sale of the Initial Notes were $537.4 million, net of debt issuance costs of $12.6 million, were used, in part, to repay $350.0 million of the Sponsor Loan. The remaining proceeds of approximately $187.4 million from the Offering were retained by the Company for general corporate purposes. The remaining $150.0 million of the Sponsor Loan net of discount was contributed to a subsidiary of TMM Holdings, and the Sponsors acquired additional Class A units of the Company. The remaining balance of the unamortized discount totaling $7.9 million was written off in the quarter ended June 30, 2012 as a result of the retirement of the Sponsor Loan.

On August 21, 2012, the Company issued an additional $125.0 million of 7.75% Senior Notes due 2020 (the “Additional Notes” together with the Initial Notes the “Senior Notes”) at an initial offering price of 105.5% of the principal amount. The Company received $132.5 million, net of debt issuance costs of $2.8 million. The net proceeds will be used for general corporate purposes. The Additional Notes issued August 21, 2012 were issued pursuant to the existing indenture dated as of April 13, 2012.

There were approximately $17.5 million in bond financing costs at September 30, 2012 related to the Senior Notes, which are included in prepaid expenses and other assets on the accompanying condensed consolidated balance sheets. During the three and nine month periods ended September 30, 2012, the Company amortized $0.2 million and $0.4 million, respectively, of deferred financing costs.

The indenture for our Senior Notes contains covenants that limit (i) the investments we can make, (ii) the payment of dividends and the redemption of equity and junior debt, (iii) the incurrence of additional indebtedness, (iv) asset dispositions, (v) mergers and similar corporate transactions, (vi) the incurrence of liens, (vii) the incurrence of prohibitions on payments and asset transfers among the issuers and restricted subsidiaries and (viii) transactions with affiliates, among other items.

Obligations to pay principal and interest on the Senior Notes are guaranteed by the U.S. homebuilding subsidiaries (collectively, the “Guarantor Subsidiaries”) who guarantee the Credit Facility (as defined below), each of which is directly or indirectly 100% owned by TMM Holdings. Such guarantees are full and unconditional, and joint and several. We do not provide separate financial statements of the Guarantor Subsidiaries or condensed consolidating financial information because the Senior Notes are not registered and are not subject to registration rights.

At any time prior to April 15, 2015, we are entitled to redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 103.875% of the principal amount (if the redemption occurs prior to April 15, 2013) or at a redemption price of 107.750% of the principal amount (if the redemption occurs on or after April 15, 2013 and prior to April 15, 2015).

Revolving Credit Facility

In 2011, the Company entered into a $75.0 million Credit Facility with Credit Suisse, HSBC, and Deutsche Bank, secured by the underlying assets of the U.S. operations. In conjunction with the August 21, 2012 Additional Notes offering the Company exercised the accordion feature of the facility and expanded the line to $125.0 million in capacity.

Borrowings under the Credit Facility may be made in U.S. dollars and in Canadian dollars (subject to a U.S. $15.0 million sublimit) and bear interest based upon either a LIBOR or CDOR interest rate option, as applicable, or a base rate or Canada prime rate option, as applicable, as selected by the borrowers plus, in each case, an applicable margin. The Credit Facility matures on July 13, 2016. The applicable margin for (a) any Eurodollar Rate Loan or CDOR Rate Loan is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than three months and (b) any Base Rate Loan or Canadian Prime Rate Loan, 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitment (whether drawn or undrawn), payable quarterly in arrears, and subject to a 25 basis point reduction upon the completion of the second full quarter after the closing date based upon the achievement of a specified capitalization ratio. The borrowers have the right to make “amend and extend” offers to lenders of a particular class. No draws have been made under the Credit Facility and there was no outstanding balance at September 30, 2012 or December 31, 2011. In connection with the implementation of the Credit Facility the Company capitalized $3.8 million of financing fees and incurred amortization of $0.2 million and $0.5 million for the three and nine months ended September 30, 2012 and $0.2 million for the July 13, 2011 to September 30, 2011 period.

Under the terms of the Credit Facility, we have the ability to issue letters of credit totaling up to $125.0 million. Borrowing availability is reduced by the amount of letters of credit outstanding. As of September 30, 2012, there were $5.4 million in letters of credit outstanding under the Credit Facility.

The Credit Facility contains certain “springing” financial covenants. In the event that, either there are (a) any loans outstanding thereunder on the last day of any fiscal quarter or on more than five separate days of such fiscal quarter or (b) any unreimbursed letters of credit thereunder on the last day of such fiscal quarter or for more than five consecutive days of such fiscal quarter, we will be required to, in respect of such fiscal quarter, comply with a maximum capitalization ratio test as well as a minimum interest coverage ratio test.

The Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, dividends and other distributions, asset dispositions, investments, sale and leasebacks, passive holding entities (with respect to TMM Holdings, Taylor Morrison Holdings, Inc., Monarch Communities Inc. and Monarch Parent Inc.) and limitation on debt payments and amendments.

The Credit Facility contains customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants (including financial covenants, subject to the exercise of an equity cure), incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material monetary judgments, ERISA events with material adverse effect, actual or asserted invalidity of material guarantees, material security or intercreditor agreements or subordination provisions, and change of control. As of September 30, 2012 and December 31, 2011 we were in compliance with our financial covenants.

Debt Payable to Predecessor Parent Company

After the Acquisition, the North American subsidiaries of the Predecessor Parent Company had no outstanding borrowings payable to the Predecessor Parent Company. The net debt payable to Predecessor Parent Company bore interest at 7.02% per annum and had a maturity of July 15, 2011. For the period from July 13, 2011 to September 30, 2011 and for the period from January 1, 2011 through July 12, 2011, respectively, interest expense incurred related to the Predecessor Parent Company payable was $0 and $19.2 million, all of which was capitalized to inventory during the nine months ended September 30, 2011.

Mortgage Company Loan Facilities

TMHF, the Company’s wholly owned mortgage subsidiary, has certain outstanding facilities, as described further in Note 15, below.

Letters of Credit, Surety Bonds and Guarantees

We are committed, under various letters of credit and surety bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. These guarantees have been made in connection with joint venture funding of our operations in Canada. Outstanding letters of credit and surety bonds under these arrangements, including our share of responsibility for arrangements with our joint ventures, totaled $256.1 million as of September 30, 2012. Although significant development and construction activities have been completed related to these site improvements, the letters of credit and surety bonds are reduced as development and construction work is completed, but not fully released until warranty periods have expired.

Monarch is party to a credit facility with The Toronto-Dominion Bank, which we refer to as the “TD Facility.” The TD Facility provides revolving operating facilities (including letters of credit) of up to CAD $100.0 million (or its U.S. dollar equivalent) to provide direct and letter of credit financing in support of Monarch’s projects. Under the terms of the TD Facility, the first $80.0 million drawn under the facility is secured by liens over the interests of Monarch in certain Canadian real property. Amounts drawn above CAD $80.0 million are secured with cash. As of September 30, 2012, there were CAD $64.2 million letters of credit outstanding under the TD Facility.

Monarch is also party to a credit facility with HSBC Bank Canada, which we refer to as the “HSBC Facility.” The HSBC Facility provides a partially revolving letter of credit facility of up to CAD $24.2 million (reduced from $25.6 million as of September 30, 2012) in support of Monarch’s construction projects. Under the terms of the HSBC Facility, amounts drawn under this facility are secured by liens over the interests of Monarch in certain Canadian real property or cash. As of September 30, 2012, there were CAD $25.6 million letters of credit outstanding under the HSBC Facility.

Both the TD Facility and the HSBC Facility are 364-day facilities scheduled to expire on June 30, 2013.

Under the terms of the TD Facility, all reductions or cancellations of letters of credit are permanent reductions to the facility down to a floor amount of credit availability of CAD $15.0 million. All amounts drawn above CAD $80.0 million must be secured with cash. As of September 30, 2012, there were CAD $64.2 million in letters of credit outstanding under the TD Facility and CAD $25.6 million in letters of credit under the HSBC facility. Under the terms of the HSBC Facility, borrowing availability is permanently reduced as letters of credit outstanding reduce.

Prior to the Acquisition, the TD Facility and the HSBC Facility were revolving. Pursuant to modifications made in connection with the Acquisition, the TD Facility and the HSBC facility are now non-revolving, such that to the extent any letters of credit are cancelled, or have been cancelled, the size of each facility will be reduced by the amount of such cancellation. The TD Facility and HSBC Facility are each secured by a pari passu CAD $150.0 million first continuing collateral mortgage on certain lands owned by Monarch, subject to the terms of an intercreditor agreement between the Toronto-Dominion Bank and HSBC Bank Canada.

9. FAIR VALUE DISCLOSURES

We have adopted ASC 820 Fair Value Measurements for valuation of our financial instruments. ASC 820 provides a framework for measuring fair value under GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 — Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 — Fair value is determined using one or more significant input that is unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

Mortgage receivables and mortgage borrowings attributable to Taylor Morrison are recorded at fair value which are considered a level 2 valuation in the hierarchy of fair value calculated using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations. Loans receivable are recorded at fair value, which is considered a level 2 valuation in the hierarchy of fair value calculated using observable market information, which exceeds the face value by approximately $0.9 million and $1.3 million as of September 30, 2012 and December 31, 2011, respectively.

At September 30, 2012 and December 31, 2011, the carrying value of our loans payable and other borrowings of $116.4 million and $78.6 million, respectively, approximated fair value. The estimated fair values of our loans payable are considered a level 2 valuation in the hierarchy for fair value measurement and are based on a cash flow model discounted at market interest rates that considers the underlying risks of unsecured debt.

As described in Note 2 and in conjunction with the Acquisition all assets and liabilities of the Company were adjusted to fair value using significant Level 3 unobservable assumptions and valuation inputs.

The fair value of our Senior Notes is considered a Level 2 valuation in the hierarchy for fair value measurement and is derived from quoted market prices by independent dealers and is as follows (in thousands):

	September 30, 2012		December 31, 2011
	Aggregate Principal	Estimated Fair Value	Aggregate Principal	Estimated Fair Value
Description:

7.75% Senior Notes	$675,000	$721,600	$—	$—

We consider the carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, and accounts payable to approximate fair value due to their short-term nature.

10. INCOME TAXES

The effective tax rate for the three and nine months ended September 30, 2012 and 2011 of the Company was composed of the statutory tax rates in the United States and Canada and was affected primarily by the change in valuation allowance against the net deferred tax asset, state income taxes, the recognition of previously unrecognized tax benefits, and interest relating to uncertain tax positions.

The deferred tax assets as of September 30, 2012 are composed of $1.7 million of assets related to certain state tax attributes related to the Company’s Texas operations and $1.1 million of assets related to the Company’s Canadian operations.

The provision (benefit) for income taxes for each of the three and nine months periods ended September 30, 2012 and 2011 consists of the following (in thousands):

	Successor			Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	July 1, 2011 through July 12, 2011	January 1, 2011 Through July 12, 2011
United States	$(785)	$(13,852)	$244	$0	$4,229
Foreign	2,371	10,762	8,256	609	16,652

Total income tax provision (benefit)	$1,586	$(3,090)	$8,500	$609	$20,881

In accordance with ASC 740-10, Income Taxes, we evaluate our deferred tax assets, including the benefit from NOLs, to determine if a valuation allowance is required. Companies must assess whether a valuation allowance should be established based on the consideration of all available evidence using a “more likely than not” standard with significant weight being given to evidence that can be objectively verified. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the length of statutory carryforward periods, our experience with operating losses and our experience of utilizing tax credit carryforwards and tax planning alternatives. We continue to maintain a valuation allowance against the net deferred tax assets at September 30, 2012 as we have determined that the weight of the negative evidence exceeds that of the positive evidence and it continues to be more likely than not that we will not be able to utilize all of our deferred tax assets and NOL carryovers.

At September 30, 2012 and December 31, 2011, we had a valuation allowance of $382.9 million and $397.4 million respectively, against deferred tax assets which include the tax benefit from NOL carryovers. Our future deferred tax asset realization depends on sufficient taxable income in the carryforward periods under existing tax laws. Federal net operating loss carryforwards may be used to offset future taxable income for 20 years and begin to expire in 2028. State net operating loss carryforwards may be used to offset future taxable income for a period of time ranging from 5 to 20 years, depending on the state, and begin to expire in 2013. On an ongoing basis, we will continue to review all available evidence to determine if and when we expect to realize our deferred tax assets and NOL carryovers.

As of September 30, 2012, we had $98.3 million of unrecognized tax benefits of which $98.3 million, if recognized, would affect our effective tax rate. As of December 31, 2011, we had $109.0 million of unrecognized tax benefits of which $109.0 million, if recognized, would have affected our effective tax rate.

As of September 30, 2012 and December 31, 2011 we had accrued interest related to uncertain tax positions of $18.3 million and $18.4 million, respectively, net of federal income tax benefits. We recorded $1.2 million of reversal of expense and $0.5 million of net expense for the three and nine months ending September 30, 2012 and $1.3 million and $4.5 million of net expense for the three and nine months ending September 30, 2011.

During the second quarter of fiscal year 2012, we reached a settlement of an I.R.S. audit of tax years 2005 to 2007, which reduced our income tax expense by $17.4 million. We believe it is reasonably possible that the total amount of remaining unrecognized tax benefits will decrease by $84.4 million within the next 12 months, as our appeal of our IRS audit is likely to be settled within that time period.

We are currently in appeals with the I.R.S. for the 2008 to 2009 Taylor Morrison returns and believe it is reasonably possible a settlement will be reached within the next twelve months regarding the Company’s filing position regarding the carryback of net operating losses.

We are also currently under examination on our 2006 and 2007 California worldwide legacy Taylor Woodrow, plc. returns. The outcomes of the remaining examinations are not yet determinable. The statute of limitations for these examinations remains open with various expiration dates, the latest of which is September 15, 2013.

We currently are under exams and appeals for various periods beginning in 2000 for our Canadian operations with the Canada Revenue Authority, the outcome of which are not readily determinable at this time.

The Company has received an indemnity from the Predecessor Parent Company for certain tax matters where a liability is related to periods ending prior to December 31, 2010.

As a result of the Acquisition on July 13, 2011, the Company had a “change in control” as defined by IRC Section 382. IRC Section 382 imposes certain limitations on the Company’s ability to utilize certain tax attributes and net unrealized built-in losses that existed as of July 13, 2011. The gross deferred tax asset represents amounts that may be considered to be net unrealized built-in losses. To the extent these net unrealized losses are realized during the five-year period after July 13, 2011, they may not be deductible for federal income tax reporting purposes to the extent they exceed the Company’s overall Internal Revenue Code (IRC) Section 382 limitation.

11. RELATED-PARTY TRANSACTIONS

From time to time, the Company may engage in transactions with entities that are affiliated with one or more of the Sponsors through either lending or equity ownership arrangements. Transactions with related parties are in the normal course of operations and executed at arm’s length as they are entered into at terms comparable to those with unrelated third parties. Real estate acquisition from such affiliates amounted to approximately $8.6 million and $30.0 million during the period from July 13, 2011 through September 30, 2011, and for the nine months ended September 30, 2012, respectively.

Sponsor Loan — Please see Note 8 for a detailed description of the Sponsor Loan and related transactions.

Management and Advisory Fees — In connection with the Acquisition, affiliates of the Sponsors entered into a services agreement with Taylor Morrison and Monarch relating to the provision of financial and strategic advisory services and consulting services. We paid affiliates of the Sponsors a one-time transaction fee of $13.7 million for structuring the Acquisition. This amount was included in transaction expenses in the statements of operations during the quarter ended September 30, 2011. In addition, we pay ongoing fees for management services and advice. Fees for the three and nine months ended September 30, 2012 were $1.25 million and $3.8 million, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations. $1.2 million in management fees were charged for the period from July 13, 2011 to September 30, 2011(Successor).

In addition, in conjunction with the formation of TMM Holdings and in connection with the Acquisition, an affiliate of JHI entered into a partnership services agreement with TMM Holdings relating to the provision of certain services to TMM Holdings. In consideration of these services, TMM Holdings granted to the JH Investments affiliate an amount of partnership interests, subject to certain terms, conditions and restrictions contained in a unit award agreement and the TMM Holdings limited partnership agreement.

Canadian Operations — Loans receivable due from joint ventures and partners in the joint ventures was $51.5 million and $42.1 million as of September 30, 2012 and December 31, 2011, respectively. Accounts receivable due from joint ventures and partners in the joint venture was $0.0 and $24.0 million as of September 30, 2012 and December 31, 2011, respectively.

Other income in the accompanying condensed consolidated statement of income during the Predecessor Period includes $6.8 million of interest income received from funds on deposit with the Predecessor Parent Company.

12. EMPLOYEE BENEFIT, RETIREMENT, AND DEFERRED COMPENSATION PLANS

U.S. Operations — We maintain a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (“401(k) Plan”). Each eligible employee may elect to make before-tax contributions up to the current tax limits. We match 100% of employees’ voluntary contributions up to a maximum of 3.5% of eligible compensation. We contributed $0.3 million and $0.8 million and $0.3 million and $0.7 million, respectively, to the 401(k) Plan for the three and nine months ended September 30, 2012 and 2011.

The Taylor Woodrow (USA) UK Supplementary Pension Plan is an unfunded, nonqualified pension plan for several individuals who transferred from our UK-related companies to the employment of Taylor Woodrow on or before October 1, 1995. The payments represent benefits accrued by these individuals for service with Taylor Woodrow prior to the employees’ participation in the U.S. pension plan minus any benefit accrued in any other pension-type benefit plans sponsored by or contributed to by a Taylor Woodrow Group-related company for the period of service prior to participation in the U.S. plan. In accordance with the plan document, the participants are entitled to a fixed monthly pension and a fixed survivor benefit after the age of 65. At September 30, 2012 and December 31, 2011, we had accrued $1.8 million and $1.9 million, respectively, for our obligations under this plan that is included in accrued expenses and other liabilities in the accompanying condensed consolidated balance sheet.

We also maintain the Taylor Morrison Cash Balance Pension Plan (the “U.S. Cash Balance Plan”). This is a combined defined benefit plan arising from the 2007 merger of Taylor Woodrow and Morrison Homes, Inc. All full-time employees are eligible to participate in this plan. The percent of our contribution is based on the participant’s age and ranges from 2% to 4% of eligible compensation, plus 1% of eligible compensation over the social security wage base. We made $286,000 and $869,000 in contributions to the plan for the three and nine months ended September 30, 2012. There were contributions of $255,000 and $450,000 for the period of July 13, 2011 to September 30, 2011 and January 1, 2011 to July 12, 2011, respectively. At September 30, 2012 and December 31, 2011, the unfunded status of the plan was $9.1 million and $12.1 million, respectively.

Effective December 31, 2010, the U.S. Cash Balance Plan was amended to freeze participation so that no new or reemployed employees may become participants and to freeze all future benefit accruals to existing participants.

Canadian Operations — Effective January 31, 2006, Monarch elected to convert the defined benefit provisions of the plan to defined contribution provisions for service beyond January 31, 2006. As part of this conversion, the plan members were given the option to convert their defined benefits accrued prior to February 1, 2006, to the defined contribution plan. As a result, Monarch maintains both a defined benefit plan (the “Monarch Plan”) and a defined contribution plan. Total expense for the defined contribution plan was $174,000 and $518,000 for the three and nine months ending September 30, 2012 and $35,000 and $111,000 for the period from July 13, 2011 to September 30, 2011 and for the period from January 1, 2011 through July 12, 2011, respectively.

13. OPERATING AND REPORTING SEGMENTS

As defined in ASC Topic 280, Segment Reporting, we have ten homebuilding operating divisions which we aggregate into three reporting regions. These segments are engaged in the business of acquiring and developing land, constructing homes, marketing and selling those homes, and providing warranty and customer service. We aggregate our operating segments into a reporting segment based on similar long-term economic characteristics and geographical proximity. The Company has no inter segment sales, as all sales are to external customers. In addition we include financial services as a separate segment. Our reporting segments are as follows:

West: (Domestic)	Arizona, California, and Colorado
East: (Domestic)	Florida and Texas
Canada: (Foreign)	Canada
Financial Services: (Domestic)	Mortgage and Title Services

Management’s evaluation of segment performance is based on segment operating income/(loss), which we define as homebuilding and land revenue less cost of home construction, commissions and other sales costs, land development and other land sales costs and other costs incurred by or allocated to each segment, including impairments. Each reportable segment follows the same accounting policies described in Note 2, “Summary of Significant Accounting Policies,” to the unaudited condensed consolidated and combined financial statements. Operating results for each segment may not be indicative of the results for such segment had it been an independent, stand-alone entity. The following is our segment information (in thousands):

	Successor			Predecessor
	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011	July 1, 2011 Through July 12, 2011	January 1, 2011 Through July 12, 2011
Revenues:
West	$112,253	$277,789	$57,684	$2,038	$142,578
East	117,961	355,429	90,936	4,553	192,847
Canada	86,137	232,105	156,720	8,245	278,283
Financial services	5,104	13,705	3,384	0	6,027

Total revenues	321,455	879,028	308,724	14,836	619,735
Operating gross margin:
West	21,970	45,738	8,027	242	20,071
East	22,859	68,986	16,087	896	41,644
Canada	27,087	59,062	36,009	2,595	70,326
Financial services	2,108	6,038	1,312	0	2,209

Total operating margin	74,024	179,824	61,435	3,733	134,250
Corporate and unallocated expenses(1)	(32,215)	(93,320)	(29,592)	(5,072)	(75,869)
Equity in net income of unconsolidated entities, net	5,770	13,557	488	274	2,803
Transaction expense	—	—	(38,278)	—	—
Indemnification income (expense)	1,334	(10,936)	1,104	—	—
Interest and other (expense) income	(1,597)	(7,093)	(66)	(243)	9,717

Income before income taxes	$47,316	$82,032	$(4,909)	$(1,308)	$70,901

(1)	Represents selling and general administrative expenses which do not have a readily determinable metric to allocate to the segments

	September 30, 2012
	West	East	Canada	Corporate and Unallocated	Financial SUCS	Total
Inventory and land deposits	$598,977	$415,586	$273,127	$0	0	$1,287,690
Investments in unconsolidated entities	0	783	76,732	0	472	77,987
Other assets	31,185	64,823	258,967	385,414	50,233	790,622

Total assets	$630,162	$481,192	$608,826	$385,414	50,705	$2,156,299

	December 31, 2011
	West	East	Canada	Corporate and Unallocated	Financial SUCS	Total
Inventory and land deposits	$414,046	$378,070	$224,931	$0	0	$1,017,047
Investments in unconsolidated entities	0	2,789	34,379	0	472	37,640
Other assets	22,683	46,148	288,670	215,241	43,638	616,380

Total assets	$436,729	$427,007	$547,980	$215,241	44,110	$1,671,067

14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings — Between 2008 and 2012, we confirmed the presence of defective Chinese-made drywall in several of our communities, primarily in west Florida homes, which were generally delivered between May 2006 and November 2007. The estimated cost of repair for affected homes that we have inspected is included in our warranty reserve. Taylor Morrison is continuing its investigation of homes to determine whether there are additional homes, not yet inspected, with defective Chinese-made drywall. If the outcome of Taylor Morrison’s inspection identifies more homes with defective Chinese-made drywall than we have currently identified, it may require an increase in Taylor Morrison’s warranty reserve in the future. Taylor Morrison is seeking reimbursement from its subcontractors, suppliers, insurers, and manufacturers for costs that Taylor Morrison has incurred to investigate and repair homes with defective Chinese-made drywall. We believe that adequate provision for costs associated with the repair of homes currently known to have defective Chinese-made drywall has been made and that these costs are not expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

Between 2000 and 2007, we acquired lots and constructed homes on 316 lots in a master planned community known as Vista Lakes near Orlando, Florida. Of the 316 lots, 55 are adjacent to a formerly used defense site, which was used as a World War II bombing range. Upon the purchase of the 316 finished lots from a nonrelated master plan developer, Taylor Morrison was unaware of the use of the adjacent property as a formerly used defense site. In 2007 and 2008, the U.S. Army Corps of Engineers conducted an investigation in portions of the Vista Lakes master plan to determine the existence of munitions within the master plan. Two inert World War II practice bombs were found on lots owned by another unrelated party but near the 55 lots sold by Taylor Morrison. No munitions were found on any of the 55 lots inspected by the U.S. Army Corps of Engineers, although the methodology for the investigation did not include analysis of potential munitions beneath the slabs of existing homes. In 2007 and 2008, homeowners filed two lawsuits against Taylor Morrison for failure to disclose the former use of the adjacent property, seeking rescission of the purchase of their homes, diminution in value, and other damages. One suit is a consolidated action with 97 homeowners. The other lawsuit by two homeowners seeks class action certification and was amended in 2009 to also name TMHF as a defendant. Taylor Morrison has settled both the purported class action case and the consolidated action with 97 individual homeowners; however, the consolidated action with 97 homeowners is subject to approval of each individual plaintiff and the purported class action settlement is subject to court approval and if the class action settlement is approved by the court, homeowners will have the right to opt out of the settlement. We believe that the final disposition of this matter will not have a material adverse effect on our business or on our financial condition, results of operations, or cash flows.

Additionally, we are involved in various other legal proceedings arising in the ordinary course of business, some of which are covered by insurance. We have accrued for losses that we believe are probable of being incurred with respect to legal claims and at September 30, 2012 and December 31, 2011; we had legal accruals of $7.4 million and $17.8 million, respectively. During the three and nine months ended September 30, 2012 we reversed $1.9 and $9.0 million, respectively, of those accruals through the statement of income as the advancement of cases required less reserves. We believe that the disposition of these matters will not have a material adverse effect on our business or on our financial condition, results of operations, or cash flows.

15. MORTGAGE COMPANY LOAN FACILITIES

In December 2010, TMHF, the Company’s wholly owned mortgage subsidiary, entered into an agreement with Flagstar bank (the “Flagstar agreement”), as agent and representative for itself and other buyers of our held-for-sale mortgages named therein. The purpose of the Flagstar agreement is to finance the origination of up to $30 million of mortgage loans at any one time by TMHF, subject to certain sublimits. Borrowings under the facility are accounted for as a secured borrowing under ASC Topic 860, Transfers and Servicing. The Flagstar agreement is terminable by either party with 30 days’ notice and bears interest at a rate of LIBOR plus 2.5%, with a minimum floor of 4%. Borrowings under this facility are paid back with proceeds received when our mortgages are sold to participating lenders in the Flagstar agreement, or to other buyers subject to certain sublimits and with a temporary accordion feature subject to approval by Flagstar, which allows for borrowings in excess of the total availability under the facility. The time period from borrowing to repayment is typically less than 20 business days.

In December of 2011, TMHF entered into an agreement with Comerica Bank, (the “Comerica agreement”) as agent and representative for itself and other buyers of our held-for-sale mortgages named within. The line has the capacity to finance up to $15.0 million of mortgage loans at any one time by TMHF. The Comerica Facility bears interest at a rate of Daily Adjusting LIBOR plus 2.5% with a minimum floor of 3.95%. Borrowings under the Comerica Facility are paid back with proceeds received when our mortgages are sold to approved lenders participating in the Comerica Facility.

At September 30, 2012 and December 31, 2011, there were $27.7 million and $32.7 million in outstanding borrowings under the Flagstar agreement, and $8.2 million and $0 outstanding borrowings under the Comerica agreement, which are collateralized by mortgage receivables of $38.9 million and $34.0 million, respectively, and $2.0 million of restricted short-term investments in certificate of deposits known as Certificate of Deposit Account Registry Service (CDARS), which are included in restricted cash in the accompanying unaudited consolidated and combined balance sheet. We considered the carrying value of our mortgage borrowings to approximate fair value due to their short term nature.

16. CAPITAL STRUCTURE

Class A Units
The following is the activity for the Class A Units during the period from January 1, 2012 to September 30, 2012 (amounts in thousands except unit data):

	Number of units	Amount
As of December 31, 2011	623,619,973	$623,620
Issuance of Class A Units	138,553,052	152,408

As of September 30, 2012	762,173,025	$776,028

Equity-Based Compensation – Class M

The following is the activity for the Class M Units during the period from January 1, 2012 to September 30, 2012:

M Units (Time Vesting Units)	Number of Awards	Grant Date Fair Value (Weighted Average)
As of December 31, 2011	16,992,500	0.30
Granted	7,596,429	0.64
Forfeited	(2,062,500)	0.30

As of September 30, 2012	22,526,429	$0.41

Class M Units (Performance Vesting Units)	Number of Awards	Grant Date Fair Value (Weighted Average)
As of December 31, 2011	6,725,000	0.26
Granted	2,558,571	0.57
Forfeited	(825,000)	0.26

As of September 30, 2012	8,458,571	$0.35

3,542,500 Time Vesting Class M Units with an aggregate grant date fair value of $1,062,750 vested during the period ended September 30, 2012. Time Vesting Class M Units which are outstanding and unvested as of September 30, 2012 have an aggregate grant date fair value of $7,682,964. Compensation expense of $4,649,644 for those units is expected to be recorded over a weighted average period of 4.5 years.

No Performance Vesting Class M Units vested during the period ended September 30, 2012. Performance Vesting Class M Units which are outstanding and unvested as of September 30, 2012 have an aggregate grant date fair value of 2,775,386. Compensation expense for those units will be recorded when the performance conditions are met.

Equity-Based Awards to Non-Employees-Class J

The Class J Units are subject to time and performance metrics that have not yet been met as of September 30, 2012. No Class J Units have vested as of September 30, 2012. There were no issuances or forfeitures of Class J units during the period from January 1, 2012 to September 30, 2012.

Equity-based compensation- Fair value

The Company accounts for equity-based compensation in accordance with the fair value provisions of ASC 718. Compensation – Stock Compensation. Principals of option pricing theory were used to calculate the fair value of the subject grants. Under this methodology, the Company’s various classes of Units are modeled as call options with distinct claims on the assets of the Company. The characteristics of the Unit classes, as determined by the unit agreements and the Company’s limited partnership agreements, determine the uniqueness of each Unit’s claim on the Company’s assets relative to each other and the other components of the Company’s capital structure. Periodic valuations are performed in order to properly recognize equity-based compensation expense.

During 2012, the Company’s periodic business enterprise valuations increased as a result of the following significant factors:

•	Additional capital contributions associated with the conversion of the Senior Debt to Legacy Class A Units and associated management purchases of Legacy Class A Units, discussed above;

•	Issuance of Senior Notes;

•	Increases in multiples of book value of invested capital for several of the Company’s comparable publicly-traded peers; and

•	Greater visibility and likelihood, over the course of the period, with respect to the prospects for marketability of the Company’s equity securities.

The equity unit valuations during 2012 included the following key assumptions in the determination of grant date fair value, summarized as follows:

January 1, 2012 to September 30, 2012
Implied Equity Volatility	55%
Expected Dividends	None
Risk-free Rate	0.9%
Expected term	4.5 years

17. EARNINGS/(LOSS) PER UNIT

Basic and diluted earnings/ (loss) per unit for the three and nine months ended September 30, 2012 and 2011 (successor) were calculated as follows (in thousands, except per unit amounts):

	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012	July 13, 2011 Through September 30, 2011
Basic weighted average number of Class A units outstanding	762,173	710,089	620,320
Effect of dilutive securities:
	—	—	—

Dilutive average shares outstanding	762,173	710,089	620,320

Net Income/ (loss) attributable to owners	$42,603	$81,757	$(14,275)
Net Income/(loss) attributable to other participating securities	—	—	—

Net income (loss) attributable to Class A units	$42,603	$81,757	$(14,275)

Basic earnings/(loss) per Class A unit	$0.06	$0.12	$(0.02)
Diluted earnings/(loss) per Class A unit	$0.06	$0.12	$(0.02)

18. SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 4, 2012 the date the unaudited condensed consolidated and combined financial statements were available to be issued, and noted that the Canadian lines of credit with The Toronto Dominion Bank and HSBC Bank Canada have been renewed at substantially the same terms and conditions as the expiring lines and the maturity date for both facilities is June 30, 2013. Management has also evaluated subsequent events through January 15, 2013 and identified that on December 31, 2012, Taylor Morrison, Inc., through its subsidiary Darling Homes of Texas, LLC, acquired the assets of Darling Interests, Inc. (“Darling”), a Texas-based homebuilder. Darling builds homes under the Darling Homes brand for move-up buyers in the Dallas-Fort Worth Metroplex and Greater Houston Area markets. The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. Subsequent payments of up to an aggregate of $50.0 million, plus 5% of any cumulative EBIT (or earnings before interest and taxes) above $221.5 million over the four year period following December 31, 2012, may be made to the sellers pursuant to an earnout arrangement.

As of December 31, 2012, we increased the total amount of commitments under the Credit Facility from $125.0 million to $225.0 million and borrowed $50.0 million under the Credit Facility to finance in part the acquisition of Darling.

No other subsequent events would require recognition in the unaudited condensed consolidated and combined financial statements or disclosure in the notes to the unaudited condensed consolidated and combined financial statements.

TaylorMorrison.
COMMUNITIES

taylor
morrison
Homes Inspired by You

Monarch

             Shares

Taylor Morrison Home Corporation

CLASS A COMMON STOCK

Credit Suisse	Citigroup

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan	Zelman Partners LLC

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
Registration fee		$68,200
FINRA filing fee		38,000
Stock exchange fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

*	To be included by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

On November 15, 2012 the registrant issued 1,000 shares of Class A common stock to certain of the Principal Equityholders for aggregate consideration of $1,000. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction did not involve a public offering.

In connection with the Reorganization Transactions described under “Organizational Structure” in the accompanying prospectus, the registrant will issue an aggregate of                  shares of its Class B common stock to the TPG and Oaktree holding vehicles. The shares of Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Taylor Morrison Home Corporation*
3.2	Amended and Restated Bylaws of Taylor Morrison Home Corporation*
4.1	Indenture, dated as of April 13, 2012, relating to Taylor Morrison Communities, Inc.’s and Monarch Communities Inc.’s 7.750% Senior Notes due 2020, among Taylor Morrison Communities, Inc., Monarch Communities Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee†
4.2	Specimen Class A Common Stock Certificate of Taylor Morrison Home Corporation*
5	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP*
10.1	Credit Agreement, dated as of July 13, 2011, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent
10.1(a)	Amended and Restated Credit Agreement, dated as of April 13, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†
10.1(b)	First Amendment to the Amended and Restated Credit Agreement, dated as of August 15, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†
10.1(c)	Second Amendment to the Amended and Restated Credit Agreement, dated as of December 27, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†
10.2	Registration Rights Agreement*
10.3	Limited Partnership Agreement of New TMM*
10.4	Form of Indemnification Agreement*
10.5	Exchange Agreement*
10.6	Stockholders Agreement*
10.7	Employment Agreement, dated as of July 13, 2011, between Taylor Morrison, Inc. and Sheryl Palmer*

Exhibit Number	Description
10.8	First Amendment to Employment Agreement, dated May 17, 2012, between Taylor Morrison, Inc. and Sheryl Palmer*
10.9	Employment Agreement, dated as of February 1, 2011, between Taylor Morrison, Inc. and Stephen Wethor*
10.10	Employment Agreement, dated as of February 1, 2011, between Taylor Morrison, Inc. and Tawn Kelley*
10.11	Form of Restrictive Covenants Agreement with Taylor Morrison, Inc.*
10.12	TMM Holdings Limited Partnership 2011 Management Incentive Plan*
10.13	Form of Class M Unit Agreement for use with the TMM Holdings Limited Partnership 2011 Management Incentive Plan*
10.14	Taylor Morrison 2013 Omnibus Equity Incentive Plan*
10.15	Taylor Morrison Long-Term Cash Incentive Plan*
10.16	Form of Reorganization Agreement*
10.17	Taylor Morrison Holdings, Inc. Governance Agreement*
10.18	Monarch Communities Inc. Governance Agreement*
21.1	Subsidiaries of Taylor Morrison Home Corporation†
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5)*
24.1	Power of Attorney†

*	To be filed by amendment.
†	Previously filed.

(b) Financial Statement Schedules:

See our Consolidated Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on the 13th day of February, 2013.

TAYLOR MORRISON HOME CORPORATION

By:	/s/ Sheryl Palmer
	Name:	Sheryl Palmer
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Signature	Title	Date

/s/ Sheryl Palmer	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2013
Sheryl Palmer

/s/ C. David Cone	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2013
C. David Cone

*	Director	February 13, 2013
John Brady

*	Director	February 13, 2013
Kelvin Davis

*	Director and Chairman of the Board of Directors	February 13, 2013
Timothy R. Eller

*	Director	February 13, 2013
Joe S. Houssian

*	Director	February 13, 2013
Jason Keller

*	Director	February 13, 2013
Greg Kranias

*	Director	February 13, 2013
Peter Lane

*	Director	February 13, 2013
R. Michael Miller

*	Director	February 13, 2013
Rajath Shourie

*By:	/s/ Darrell C. Sherman
Name:	Darrell C. Sherman, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Taylor Morrison Home Corporation*

3.2	Amended and Restated Bylaws of Taylor Morrison Home Corporation*

4.1	Indenture, dated as of April 13, 2012, relating to Taylor Morrison Communities, Inc.’s and Monarch Communities Inc.’s 7.750% Senior Notes due 2020, among Taylor Morrison Communities, Inc., Monarch Communities Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee†

4.2	Specimen Class A Common Stock Certificate of Taylor Morrison Home Corporation*

5	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP*

10.1	Credit Agreement, dated as of July 13, 2011, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent

10.1(a)	Amended and Restated Credit Agreement, dated as of April 13, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†
10.1(b)	First Amendment to the Amended and Restated Credit Agreement, dated as of August 15, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†
10.1(c)	Second Amendment to the Amended and Restated Credit Agreement, dated as of December 27, 2012, among Taylor Morrison Communities, Inc., Monarch Corporation, TMM Holdings Limited Partnership, Monarch Communities Inc., Monarch Parent Inc., Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the lenders party thereto and Credit Suisse AG, as administrative agent†

10.2	Registration Rights Agreement*

10.3	Limited Partnership Agreement of New TMM*

10.4	Form of Indemnification Agreement*

10.5	Exchange Agreement*

10.6	Stockholders Agreement*

10.7	Employment Agreement, dated as of July 13, 2011, between Taylor Morrison, Inc. and Sheryl Palmer*

10.8	First Amendment to Employment Agreement, dated May 17, 2012, between Taylor Morrison, Inc. and Sheryl Palmer*

10.9	Employment Agreement, dated as of February 1, 2011, between Taylor Morrison, Inc. and Stephen Wethor*

10.10	Employment Agreement, dated as of February 1, 2011, between Taylor Morrison, Inc. and Tawn Kelley*

Exhibit Number	Description

10.11	Form of Restrictive Covenants Agreement with Taylor Morrison, Inc*

10.12	TMM Holdings Limited Partnership 2011 Management Incentive Plan*

10.13	Form of Class M Unit Agreement for use with the TMM Holdings Limited Partnership 2011 Management Incentive Plan*

10.14	Taylor Morrison 2013 Omnibus Equity Incentive Plan*

10.15	Taylor Morrison Long-Term Cash Incentive Plan*

10.16	Form of Reorganization Agreement*

10.17	Taylor Morrison Holdings, Inc. Governance Agreement*

10.18	Monarch Communities Inc. Governance Agreement*

21.1	Subsidiaries of Taylor Morrison Home Corporation†

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5)*

24.1	Power of Attorney†

*	To be filed by amendment.
†	Previously filed.